                                                   Registration Nos. 333-234481

                                                                      811-08561

   As filed with the Securities and Exchange Commission on December 2, 2019


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

                    REGISTRATION STATEMENT UNDER THE
                         SECURITIES ACT OF 1933          [X]


                         Pre-effective Amendment No.     [1]


                       Post-Effective Amendment No.     [   ]

                                    and/or

                    REGISTRATION STATEMENT UNDER THE
                     INVESTMENT COMPANY ACT OF 1940      [X]


                             Amendment No.              [196]


         AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL-R
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                  2727-A Allen Parkway, Houston, Texas 77019
        (Address of Depositor's Principal Executive Offices) (Zip Code)

       Depositor's Telephone Number, including Area Code: (800) 871-2000

                        AMERICAN HOME ASSURANCE COMPANY
                              (Name of Guarantor)

           175 Water Street, 18/th/ Floor, New York, New York 10038
             (Address of Guarantor's Principal Offices) (Zip Code)

      Guarantor's Telephone Number, Including Area Code:  (212) 770-7000

                              Manda Ghaferi, Esq.
                    American General Life Insurance Company
                        21650 Oxnard Street, Suite 750
                       Woodland Hills, California 91367
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

    [  ]  immediately upon filing pursuant to paragraph (b) of Rule 485
    [  ]  on ____________ pursuant to paragraph (b) of Rule 485
    [  ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
    [  ]  on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

    [ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: (i) Units of interest in American General Life Insurance Company Separate Account VL-R under EquiBuilder flexible premium variable life insurance Policies and (ii) guarantee related to insurance obligations under the variable universal life insurance policies.

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under the American General Life Insurance Company ("AGL") EquiBuilder Flexible Premium Variable Life Insurance Policies (the "Policies) on a new Form N-6 Registration Statement and adding supplements to the prospectus and SAI describing the policy. The Policies were previously registered on Form N-6 registration statement File No. 333-102301 and funded by American General Life Insurance Company Separate Account VUL ("Separate Account VUL") (File
No. 811-05794). At the close of business on November 29, 2019, Separate Account VUL was consolidated with and into American General Life Insurance Company Separate Account VL-R. Parts A and B, the Prospectus and Statement of Additional Information dated January 2, 2003, as supplemented, included in initial Registration Statement under the Securities Act of 1933 and Amendment No. 1 under the Investment Company Act of 1940 to Form N-6 Registration Statement File Nos. 333-102301 and 811-05794, as filed on December 31, 2002, are hereby incorporated by reference.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, the Registrant no longer files annual post-effective amendments to this Form N-6.

                         EQUIBUILDER FLEXIBLE PREMIUM
                       VARIABLE LIFE INSURANCE POLICIES

                                ISSUED THROUGH
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           SEPARATE ACCOUNT VL-R BY
                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                       SUPPLEMENT DATED DECEMBER 2, 2019
                                    TO THE
                       PROSPECTUS DATED JANUARY 2, 2003,
                                AS SUPPLEMENTED

American General Life Insurance Company ("AGL") is amending the prospectus for the EquiBuilder Flexible Premium Variable Life Insurance Policies (the "Policies") for the purpose of providing information regarding the consolidation of its American General Life Insurance Company Separate Account VUL ("Separate Account VUL") with American General Life Insurance Company Separate Account VL-R ("Separate Account VL-R").

AGL no longer sells the Policies.

The following paragraph is added to the section of the prospectus entitled "General Information" after the subsection entitled "American General Life Insurance Company":

Separate Account Consolidation

   Effective after the close of business on November 29, 2019, AGL consolidated Separate Account VUL with Separate Account VL-R, with Separate Account VL-R being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to Separate Account VUL are hereby replaced with Separate Account VL-R.

   The Consolidation did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the name of the separate account. The number of units and the accumulation values for the variable investment divisions in which you invest, and the variable investment divisions available under the Policy did not change as a result of the Consolidation. Your accumulation value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any Policy owners. Until we amend all forms related to the policies, some forms may still refer to the prior name of the separate account.

   The purpose of the Consolidation was to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with the maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

The heading of the section "Separate Account VUL" under "General Information" is hereby changed to:

Separate Account VL-R

The following replaces the third paragraph under the section of the prospectus renamed "General Information--Separate Account VL-R":

   We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. The Company established Separate Account VL-R under the laws of the State of Texas on May 6, 1997. Separate Account VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the "1940 Act"). The policies were previously issued through Separate Account VUL. Prior to December 31, 2002, Separate Account VUL was a separate account of American Franklin, created on July 22, 1987 under Illinois insurance law. On December 31, 2002, and in conjunction with the merger of AGL and American Franklin, Separate Account VUL became a separate account of AGL under Texas law. Effective after the close of business
November 29, 2019, Separate Account VUL was consolidated into Separate Account VL-R.

The following information about the American Home Guarantee is added under the American Home Guarantee section of the prospectus:

   Guarantees for policies issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of Separate Account VUL into Separate Account VL-R will not impact the insurance obligations under the Guarantee.

If you have any questions, or would like to receive a copy of the prospectus and/or Statement of Additional Information, please call the Administrative Service Center at 1-800-340-2765.

                         EQUIBUILDER FLEXIBLE PREMIUM
                       VARIABLE LIFE INSURANCE POLICIES

                                ISSUED THROUGH
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                            SEPARATE ACCOUNT VL-R*
                                      BY
                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                       SUPPLEMENT DATED DECEMBER 2, 2019
                                    TO THE
                      STATEMENT OF ADDITIONAL INFORMATION
                    DATED JANUARY 2, 2003, AS SUPPLEMENTED

   The following hereby amends and supplements your Statement of Additional
Information:

* Prior to December 2, 2019, the Policies were issued through American General Life Insurance Company Separate Account VUL ("Separate Account VUL"). Effective at the close of business on November 29, 2019, Separate Account VUL was consolidated with American General Life Insurance Company Separate Account VL-R ("Separate Account VL-R"). All references to Separate Account VUL are hereby replaced with Separate Account VL-R.

The following paragraph is added to the section entitled "General Information" after the subsection entitled "AGL":

Separate Account Consolidation

   Effective after the close of business on November 29, 2019, American General Life Insurance Company ("AGL") consolidated Separate Account VUL with Separate Account VL-R, with Separate Account VL-R being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to Separate Account VUL are hereby replaced with Separate Account VL-R.

   The Consolidation did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the name of the separate account. The number of units and the accumulation values for the variable investment divisions in which you invest, and the variable investment divisions available under the Policy did not change as a result of the Consolidation. Your accumulation value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any Policy owners. Until we amend all forms related to the policies, some forms may still refer to the prior name of the separate account.

   The purpose of the Consolidation was to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with the maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

The heading of the section "Separate Account VUL" under "General Information" is hereby changed to:

Separate Account VL-R

The following replaces the first paragraph under the section of renamed "General Information--Separate Account VL-R":

   We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. The Company established Separate Account VL-R under the laws of the State of Texas on May 6, 1997. Separate Account VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the "1940 Act"). The policies were previously issued through Separate Account VUL. Prior to December 31, 2002, Separate Account VUL was a separate account of American Franklin, created on July 22, 1987 under Illinois insurance law. On December 31, 2002, and in conjunction with the merger of AGL and American Franklin, Separate Account VUL became a separate account of AGL under Texas law. Effective after the close of business
November 29, 2019, Separate Account VUL was consolidated into Separate Account VL-R.

The following information about the American Home Assurance Company ("American Home" or "Guarantor") Guarantee is added after the section entitled "General Information - Separate Account VL-R":

American Home Assurance Company

   All references in this SAI to American Home Assurance Company ("American Home") apply only to Policies with a date of issue prior to December 29, 2006 at 4:00 p.m. Eastern time.

   American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 175 Water Street, 18/th/ Floor, New York, New York 10038. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is an indirect wholly-owned subsidiary of American International Group, Inc.

   Guarantees for Policies issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of Separate Account VUL into Separate Account VL-R will not impact the insurance obligations under the Guarantee.

The following replaces the section entitled "Financial Statements":

                             FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, serves as the independent registered public accounting firm for Separate Account VL-R, Separate Account VUL, American General Life Insurance Company and American Home Assurance Company.

   You may obtain a free copy of these financial statements if you write us at our Administrative Service Center or call at 1-800-340-2765. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

   The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

    .  Pro Forma Narrative description of the effects of the Consolidation.

    . The Audited Financial Statements of Separate Account VL-R of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Financial Statements of Separate Account VUL of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of American General Life Insurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of American Home Assurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

   The financial statements of AGL should be considered only as bearing on the ability of AGL to meet its obligation under the Policies. You should only consider the statutory financial statements of American Home Assurance Company ("American Home") that we include in the Statement of Additional Information as bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee of insurance obligations under Policies issued prior to December 29, 2006, at 4:00 p.m. Eastern Time ("Point of Termination"). Policies with an issue date after the Point of Termination are not covered by the American Home guarantee.

Description of Separate Account Consolidation and Impact on Financial Statement Presentation

   Effective after the close of business November 29, 2019, American General Life Insurance Company ("AGL") consolidated AGL Separate Account VUL ("Separate Account VUL") with AGL Separate Account VL-R ("Separate Account VL-R"), with Separate Account VL-R being the surviving Separate Account after such consolidation. Financial statements issued on and after December 2, 2019 will reflect the consolidation transaction.

   Pursuant to Regulation S-X, Rule 11-02(b), the following is a narrative description of the pro forma effects of the consolidation described above.

   The consolidation will result in the financial statements of Separate Account VUL being combined with the financial statements of Separate Account VL-R. In effect, the consolidation will result in the transfer of the subaccounts in Separate Account VUL to Separate Account VL-R. Each subaccount will remain unchanged and will continue to reflect the number and value of units currently outstanding.

   The statements of net assets, statements of operations and statements of changes in net assets will reflect each of the individual subaccount holdings and results, respectively, and the footnotes to the financial statements will reflect the individual subaccounts similar to what has historically been presented with the exception that the information will be presented in a single set of financial statements.

   The purpose of the Consolidation is to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

American General
Life Companies

                                                          Separate Account VL-R
                                        American General Life Insurance Company

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of American General Life Insurance Company and the Contract Owners of Separate Account VL-R.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of Separate Account VL-R indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the Separate Account VL-R as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

Alger Capital Appreciation Portfolio    Alger Mid Cap Growth Portfolio
  Class I-2 Shares                        Class I-2 Shares
American Century VP Value Fund Class I  American Funds IS Growth-Income Fund
                                          Class 2
American Funds IS Asset Allocation      American Funds IS High-Income Bond
  Fund Class 2                            Fund Class 2
American Funds IS Global Growth Fund    American Funds IS International Fund
  Class 2                                 Class 2
American Funds IS Growth Fund Class 2   AST SA Wellington Government and
                                          Quality Bond Portfolio Class 3
AST SA Wellington Capital Appreciation  Dreyfus VIF Quality Bond Portfolio
  Portfolio Class 3                       Initial Shares
Dreyfus IP MidCap Stock Portfolio       Fidelity VIP Freedom 2030 Portfolio
  Initial Shares                          Service Class 2
Dreyfus VIF International Value         Fidelity VIP Government Money Market
  Portfolio Initial Shares                Portfolio Service Class 2
Dreyfus VIF Opportunistic Small Cap     Fidelity VIP Growth Portfolio Service
  Portfolio Initial Shares                Class 2
Fidelity VIP Asset Manager Portfolio    Fidelity VIP Mid Cap Portfolio Service
  Service Class 2                         Class 2
Fidelity VIP Contrafund Portfolio       FTVIP Franklin U.S. Government
  Service Class 2                         Securities VIP Fund Class 2
Fidelity VIP Equity-Income Portfolio    FTVIP Templeton Foreign VIP Fund
  Service Class 2                         Class 2
Fidelity VIP Freedom 2020 Portfolio     Invesco V.I. Growth and Income Fund
  Service Class 2                         Series I
Fidelity VIP Freedom 2025 Portfolio
  Service Class 2                       Invesco V.I. High Yield Fund Series I
FTVIP Franklin Mutual Shares VIP Fund   Invesco V.I. International Growth Fund
  Class 2                                 Series I
FTVIP Franklin Small Cap Value VIP      Janus Henderson Global Research
  Fund Class 2                            Portfolio Service Shares
FTVIP Franklin Small-Mid Cap Growth     Janus Henderson Overseas Portfolio
  VIP Fund Class 2                        Service Shares
Goldman Sachs VIT Strategic Growth      JPMorgan Insurance Trust Small Cap
  Fund Institutional Shares               Core Portfolio Class 1
Invesco V.I. American Franchise Fund
  Series I                              MFS VIT Research Series Initial Class
Invesco V.I. Core Equity Fund Series I  MFS VIT Total Return Series Initial
                                          Class
Invesco V.I. Global Real Estate Fund    Neuberger Berman AMT Sustainable
  Series I                                Equity Portfolio Class I
Invesco V.I. Government Securities      Oppenheimer Global Strategic Income
  Fund Series I                           Fund/VA Non-Service Shares
Janus Henderson Enterprise Portfolio    PIMCO Short-Term Portfolio
  Service Shares                          Administrative Class
Janus Henderson Forty Portfolio         PIMCO Total Return Portfolio
  Service Shares                          Administrative Class
JPMorgan Insurance Trust Core Bond      Pioneer Select Mid Cap Growth VCT
  Portfolio Class 1                       Portfolio Class I
JPMorgan Insurance Trust Mid Cap Value  Putnam VT International Value Fund
  Portfolio Class 1                       Class IB
MFS VIT Growth Series Initial Class     Putnam VT Small Cap Value Fund Class IB
MFS VIT II Core Equity Portfolio        Putnam VT Sustainable Leaders Fund
  Initial Class                           Class IB
MFS VIT New Discovery Series Initial    SAST SA WellsCap Aggressive Growth
  Class                                   Portfolio Class 1
Morgan Stanley VIF Growth Portfolio
  Class I                               VALIC Company I Mid Cap Index Fund
Neuberger Berman AMT Large Cap Value
  Portfolio Class I                     VALIC Company I Nasdaq-100 Index Fund
Neuberger Berman AMT Mid Cap Growth     VALIC Company I Science & Technology
  Portfolio Class I                       Fund
Oppenheimer Conservative Balanced
  Fund/VA Non Service Shares            VALIC Company I Small Cap Index Fund
Oppenheimer Global Fund/VA Non Service
  Shares                                VALIC Company I Stock Index Fund
PIMCO CommodityRealReturn Strategy
  Portfolio Administrative Class        VALIC Company II Strategic Bond Fund

PIMCO Global Bond Opportunities         Vanguard VIF Real Estate Index
  Portfolio (Unhedged) Adminstrative      Portfolio
  Class
PIMCO Real Return Portfolio
  Administrative Class
Pioneer Fund VCT Portfolio Class I
Pioneer Mid Cap Value VCT Portfolio
  Class I
Putnam VT Diversified Income Fund
  Class IB
Putnam VT Equity Income Fund Class IB
  (1) (2)
Putnam VT Growth Opportunities Fund
  Class IB
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1
VALIC Company I Dynamic Allocation Fund
VALIC Company I Emerging Economies Fund
VALIC Company I Government Money
  Market I Fund
VALIC Company I International Equities
  Index Fund
VALIC Company I International Value
  Fund
VALIC Company II Mid Cap Value Fund
VALIC Company II Socially Responsible
  Fund
Vanguard VIF High Yield Bond Portfolio

(1)The Putnam VT Growth and Income Fund, in operation for the period January 1, 2016 to May 12, 2017 (cessation of operations), merged into the Putnam VT Equity Income Fund, in operation for the period May 12, 2017 (commencement of operations) to December 31, 2017.
(2)Where there was a cessation of operations, only a statement of operations and changes in net assets is included for the respective period presented.

Basis for Opinions

These financial statements are the responsibility of American General Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the Separate Account VL-R based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts in the Separate Account VL-R in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 22, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                                                                           Due from
                                                                                             (to)
                                                                                          Company's
                                                                          Investments at   General
Sub-accounts                                                                Fair Value   Account, Net Net Assets
------------                                                              -------------- ------------ -----------
Alger Capital Appreciation Portfolio Class I-2 Shares                      $ 7,356,556   $        --  $ 7,356,556
Alger Mid Cap Growth Portfolio Class I-2 Shares                              2,737,895            --    2,737,895
American Century VP Value Fund Class I                                      13,539,464            --   13,539,464
American Funds IS Asset Allocation Fund Class 2                              2,326,604            --    2,326,604
American Funds IS Global Growth Fund Class 2                                   727,645            --      727,645
American Funds IS Growth Fund Class 2                                        1,770,815            --    1,770,815
American Funds IS Growth-Income Fund Class 2                                 2,061,677            --    2,061,677
American Funds IS High-Income Bond Fund Class 2                                361,464            --      361,464
American Funds IS International Fund Class 2                                   525,792            --      525,792
AST SA Wellington Capital Appreciation Portfolio Class 3                       232,885            --      232,885
AST SA Wellington Government and Quality Bond Portfolio Class 3                116,518            --      116,518
Dreyfus IP MidCap Stock Portfolio Initial Shares                             3,970,163            --    3,970,163
Dreyfus VIF International Value Portfolio Initial Shares                       117,604            --      117,604
Dreyfus VIF Opportunistic Small Cap Portfolio Initial Shares                 6,407,578            --    6,407,578
Dreyfus VIF Quality Bond Portfolio Initial Shares                            4,096,694            --    4,096,694
Fidelity VIP Asset Manager Portfolio Service Class 2                         3,780,901            --    3,780,901
Fidelity VIP Contrafund Portfolio Service Class 2                           28,392,983            --   28,392,983
Fidelity VIP Equity-Income Portfolio Service Class 2                        15,004,507            --   15,004,507
Fidelity VIP Freedom 2020 Portfolio Service Class 2                            360,714            --      360,714
Fidelity VIP Freedom 2025 Portfolio Service Class 2                            559,815            --      559,815
Fidelity VIP Freedom 2030 Portfolio Service Class 2                          2,359,621            --    2,359,621
Fidelity VIP Government Money Market Portfolio Service Class 2               1,023,453            --    1,023,453
Fidelity VIP Growth Portfolio Service Class 2                               17,707,184            --   17,707,184
Fidelity VIP Mid Cap Portfolio Service Class 2                               8,071,996            --    8,071,996
FTVIP Franklin Mutual Shares VIP Fund Class 2                                5,989,211            --    5,989,211
FTVIP Franklin Small Cap Value VIP Fund Class 2                              6,322,587            --    6,322,587
FTVIP Franklin Small-Mid Cap Growth VIP Fund Class 2                            22,210            --       22,210
FTVIP Franklin U.S. Government Securities VIP Fund Class 2                   1,599,147            --    1,599,147
FTVIP Templeton Foreign VIP Fund Class 2                                     4,126,561            --    4,126,561
Goldman Sachs VIT Strategic Growth Fund Institutional Shares                 3,181,316            --    3,181,316
Invesco V.I. American Franchise Fund Series I                                   13,001            --       13,001
Invesco V.I. Core Equity Fund Series I                                       6,977,216            --    6,977,216
Invesco V.I. Global Real Estate Fund Series I                                  438,602            --      438,602
Invesco V.I. Government Securities Fund Series I                                12,050            --       12,050
Invesco V.I. Growth and Income Fund Series I                                 9,134,590            --    9,134,590
Invesco V.I. High Yield Fund Series I                                        1,769,886            --    1,769,886
Invesco V.I. International Growth Fund Series I                              6,414,590            --    6,414,590
Janus Henderson Enterprise Portfolio Service Shares                          6,331,865            --    6,331,865
Janus Henderson Forty Portfolio Service Shares                                 713,863            --      713,863
Janus Henderson Global Research Portfolio Service Shares                     2,818,406            --    2,818,406
Janus Henderson Overseas Portfolio Service Shares                            5,966,055            --    5,966,055
JPMorgan Insurance Trust Core Bond Portfolio Class 1                         1,265,297            --    1,265,297
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1                       663,877            --      663,877
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1                    3,101,349            --    3,101,349
MFS VIT Growth Series Initial Class                                         11,673,310            --   11,673,310
MFS VIT II Core Equity Portfolio Initial Class                               4,274,993            --    4,274,993
MFS VIT New Discovery Series Initial Class                                   5,251,759            --    5,251,759
MFS VIT Research Series Initial Class                                        2,911,066            --    2,911,066
MFS VIT Total Return Series Initial Class                                      215,588            --      215,588
Morgan Stanley VIF Growth Portfolio Class I                                  3,911,601            --    3,911,601
Neuberger Berman AMT Large Cap Value Portfolio Class I                          25,534            --       25,534
Neuberger Berman AMT Mid Cap Growth Portfolio Class I                        5,479,092            --    5,479,092
Neuberger Berman AMT Sustainable Equity Portfolio Class I                      129,447            --      129,447
Oppenheimer Conservative Balanced Fund/VA Non Service Shares                 1,199,241            --    1,199,241
Oppenheimer Global Fund/VA Non Service Shares                                6,402,814            --    6,402,814
Oppenheimer Global Strategic Income Fund/VA Non-Service Shares                   3,510            --        3,510
PIMCO CommodityRealReturn Strategy Portfolio Administrative Class              587,286            --      587,286
PIMCO Global Bond Opportunities Portfolio (Unhedged) Adminstrative Class       305,520            --      305,520
PIMCO Real Return Portfolio Administrative Class                             7,524,253            --    7,524,253
PIMCO Short-Term Portfolio Administrative Class                              3,671,595            --    3,671,595
PIMCO Total Return Portfolio Administrative Class                           12,129,200            --   12,129,200
Pioneer Fund VCT Portfolio Class I                                           1,656,011            --    1,656,011
Pioneer Mid Cap Value VCT Portfolio Class I                                    793,307            --      793,307
Pioneer Select Mid Cap Growth VCT Portfolio Class I                          2,559,747            --    2,559,747

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                                                         Due from
                                                                           (to)
                                                                        Company's
                                                          Investments    General
Sub-accounts                                             at Fair Value Account, Net Net Assets
------------                                             ------------- ------------ ----------
Putnam VT Diversified Income Fund Class IB                 5,665,739            --   5,665,739
Putnam VT Equity Income Fund Class IB                     11,718,433            --  11,718,433
Putnam VT Growth Opportunities Fund Class IB                 177,616            --     177,616
Putnam VT International Value Fund Class IB                3,090,053            --   3,090,053
Putnam VT Small Cap Value Fund Class IB                      157,042            --     157,042
Putnam VT Sustainable Leaders Fund Class IB                   40,670            --      40,670
SST SA Multi-Managed Mid Cap Value Portfolio Class 3          47,183            --      47,183
SAST SA JPMorgan Diversified Balanced Portfolio Class 1    2,654,340            --   2,654,340
SAST SA WellsCap Aggressive Growth Portfolio Class 1       1,593,822            --   1,593,822
VALIC Company I Dynamic Allocation Fund                    3,439,714            --   3,439,714
VALIC Company I Emerging Economies Fund                       97,387            --      97,387
VALIC Company I Government Money Market I Fund             8,312,365            --   8,312,365
VALIC Company I International Equities Index Fund          2,593,223            --   2,593,223
VALIC Company I International Value Fund                      56,732            --      56,732
VALIC Company I Mid Cap Index Fund                        13,017,944            --  13,017,944
VALIC Company I Nasdaq-100 Index Fund                      6,330,427            --   6,330,427
VALIC Company I Science & Technology Fund                  3,978,318            --   3,978,318
VALIC Company I Small Cap Index Fund                       6,289,434            --   6,289,434
VALIC Company I Stock Index Fund                          18,931,067            --  18,931,067
VALIC Company II Mid Cap Value Fund                           60,871            --      60,871
VALIC Company II Socially Responsible Fund                    39,595            --      39,595
VALIC Company II Strategic Bond Fund                         202,859            --     202,859
Vanguard VIF High Yield Bond Portfolio                     6,229,346            --   6,229,346
Vanguard VIF Real Estate Index Portfolio                  11,664,388            --  11,664,388

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

                                                                              Net Asset
                                                                              Value per Shares at Fair Cost of Shares
Sub-accounts                                                         Shares     Share       Value           Held      Level*
------------                                                        --------- --------- -------------- -------------- ------
Alger Capital Appreciation Portfolio Class I-2 Shares                 108,073  $68.07    $ 7,356,556    $ 8,076,713     1
Alger Mid Cap Growth Portfolio Class I-2 Shares                       140,046   19.55      2,737,895      2,940,250     1
American Century VP Value Fund Class I                              1,352,594   10.01     13,539,464     12,107,650     1
American Funds IS Asset Allocation Fund Class 2                       110,370   21.08      2,326,604      2,490,090     1
American Funds IS Global Growth Fund Class 2                           28,535   25.50        727,645        782,560     1
American Funds IS Growth Fund Class 2                                  25,487   69.48      1,770,815      1,893,230     1
American Funds IS Growth-Income Fund Class 2                           45,917   44.90      2,061,677      2,190,642     1
American Funds IS High-Income Bond Fund Class 2                        39,332    9.19        361,464        398,318     1
American Funds IS International Fund Class 2                           29,875   17.60        525,792        599,392     1
AST SA Wellington Capital Appreciation Portfolio Class 3                6,281   37.08        232,885        263,214     1
AST SA Wellington Government and Quality Bond Portfolio Class 3         7,937   14.68        116,518        117,508     1
Dreyfus IP MidCap Stock Portfolio Initial Shares                      236,319   16.80      3,970,163      4,678,232     1
Dreyfus VIF International Value Portfolio Initial Shares               11,714   10.04        117,604        132,974     1
Dreyfus VIF Opportunistic Small Cap Portfolio Initial Shares          155,524   41.20      6,407,578      6,753,019     1
Dreyfus VIF Quality Bond Portfolio Initial Shares                     361,261   11.34      4,096,694      4,307,402     1
Fidelity VIP Asset Manager Portfolio Service Class 2                  283,638   13.33      3,780,901      4,336,983     1
Fidelity VIP Contrafund Portfolio Service Class 2                     906,834   31.31     28,392,983     29,466,654     1
Fidelity VIP Equity-Income Portfolio Service Class 2                  755,895   19.85     15,004,507     16,310,629     1
Fidelity VIP Freedom 2020 Portfolio Service Class 2                    28,857   12.50        360,714        375,634     1
Fidelity VIP Freedom 2025 Portfolio Service Class 2                    42,701   13.11        559,815        583,258     1
Fidelity VIP Freedom 2030 Portfolio Service Class 2                   182,775   12.91      2,359,621      2,462,889     1
Fidelity VIP Government Money Market Portfolio Service Class 2      1,023,453    1.00      1,023,453      1,023,453     1
Fidelity VIP Growth Portfolio Service Class 2                         286,015   61.91     17,707,184     16,515,632     1
Fidelity VIP Mid Cap Portfolio Service Class 2                        276,249   29.22      8,071,996      9,175,553     1
FTVIP Franklin Mutual Shares VIP Fund Class 2                         344,208   17.40      5,989,211      6,950,293     1
FTVIP Franklin Small Cap Value VIP Fund Class 2                       433,054   14.60      6,322,587      7,974,697     1
FTVIP Franklin Small-Mid Cap Growth VIP Fund Class 2                    1,459   15.22         22,210         27,301     1
FTVIP Franklin U.S. Government Securities VIP Fund Class 2            135,636   11.79      1,599,147      1,682,640     1
FTVIP Templeton Foreign VIP Fund Class 2                              323,906   12.74      4,126,561      4,735,560     1
Goldman Sachs VIT Strategic Growth Fund Institutional Shares          325,288    9.78      3,181,316      3,860,587     1
Invesco V.I. American Franchise Fund Series I                             227   57.15         13,001         13,336     1
Invesco V.I. Core Equity Fund Series I                                225,508   30.94      6,977,216      7,598,178     1
Invesco V.I. Global Real Estate Fund Series I                          28,260   15.52        438,602        466,303     1
Invesco V.I. Government Securities Fund Series I                        1,074   11.22         12,050         12,557     1
Invesco V.I. Growth and Income Fund Series I                          521,678   17.51      9,134,590     11,177,815     1
Invesco V.I. High Yield Fund Series I                                 349,780    5.06      1,769,886      1,914,143     1
Invesco V.I. International Growth Fund Series I                       194,499   32.98      6,414,590      6,796,705     1
Janus Henderson Enterprise Portfolio Service Shares                   100,522   62.99      6,331,865      5,865,408     1
Janus Henderson Forty Portfolio Service Shares                         21,534   33.15        713,863        792,773     1
Janus Henderson Global Research Portfolio Service Shares               61,071   46.15      2,818,406      2,217,650     1
Janus Henderson Overseas Portfolio Service Shares                     232,685   25.64      5,966,055      6,932,203     1
JPMorgan Insurance Trust Core Bond Portfolio Class 1                  118,696   10.66      1,265,297      1,266,488     1
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1               65,342   10.16        663,877        658,029     1
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1             146,983   21.10      3,101,349      3,337,233     1
MFS VIT Growth Series Initial Class                                   248,315   47.01     11,673,310      9,095,822     1
MFS VIT II Core Equity Portfolio Initial Class                        197,186   21.68      4,274,993      4,598,254     1
MFS VIT New Discovery Series Initial Class                            300,788   17.46      5,251,759      5,519,382     1
MFS VIT Research Series Initial Class                                 116,770   24.93      2,911,066      3,150,741     1
MFS VIT Total Return Series Initial Class                               9,898   21.78        215,588        233,070     1
Morgan Stanley VIF Growth Portfolio Class I                           136,674   28.62      3,911,601      4,056,362     1
Neuberger Berman AMT Large Cap Value Portfolio Class I                  1,751   14.58         25,534         26,113     1
Neuberger Berman AMT Mid Cap Growth Portfolio Class I                 227,443   24.09      5,479,092      5,677,244     1
Neuberger Berman AMT Sustainable Equity Portfolio Class I               5,703   22.70        129,447        140,673     1
Oppenheimer Conservative Balanced Fund/VA Non Service Shares           83,107   14.43      1,199,241      1,225,283     1
Oppenheimer Global Fund/VA Non Service Shares                         168,495   38.00      6,402,814      6,767,468     1
Oppenheimer Global Strategic Income Fund/VA Non-Service Shares            753    4.66          3,510          3,769     1
PIMCO CommodityRealReturn Strategy Portfolio Administrative Class      97,556    6.02        587,286        665,321     1
PIMCO Global Bond Opportunities Portfolio (Unhedged) Adminstrative
  Class                                                                27,876   10.96        305,520        332,757     1
PIMCO Real Return Portfolio Administrative Class                      634,958   11.85      7,524,253      8,202,826     1
PIMCO Short-Term Portfolio Administrative Class                       356,812   10.29      3,671,595      3,680,531     1
PIMCO Total Return Portfolio Administrative Class                   1,157,366   10.48     12,129,200     12,665,646     1
Pioneer Fund VCT Portfolio Class I                                    122,486   13.52      1,656,011      2,167,901     1
Pioneer Mid Cap Value VCT Portfolio Class I                            51,082   15.53        793,307      1,009,254     1
Pioneer Select Mid Cap Growth VCT Portfolio Class I                   103,132   24.82      2,559,747      2,747,680     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

                                                                   Net Asset
                                                                   Value per Shares at Fair Cost of Shares
Sub-accounts                                              Shares     Share       Value           Held      Level*
------------                                             --------- --------- -------------- -------------- ------
Putnam VT Diversified Income Fund Class IB                 971,825  $ 5.83    $ 5,665,739    $ 6,571,067     1
Putnam VT Equity Income Fund Class IB                      506,853   23.12     11,718,433     12,058,655     1
Putnam VT Growth Opportunities Fund Class IB                18,560    9.57        177,616        146,163     1
Putnam VT International Value Fund Class IB                330,134    9.36      3,090,053      3,399,618     1
Putnam VT Small Cap Value Fund Class IB                     17,725    8.86        157,042        227,783     1
Putnam VT Sustainable Leaders Fund Class IB                  1,217   33.42         40,670         35,373     1
SST SA Multi-Managed Mid Cap Value Portfolio Class 3         3,417   13.81         47,183         59,344     1
SAST SA JPMorgan Diversified Balanced Portfolio Class 1    153,076   17.34      2,654,340      2,962,437     1
SAST SA WellsCap Aggressive Growth Portfolio Class 1        89,340   17.84      1,593,822      1,818,203     1
VALIC Company I Dynamic Allocation Fund                    299,627   11.48      3,439,714      3,578,462     1
VALIC Company I Emerging Economies Fund                     12,950    7.52         97,387        102,722     1
VALIC Company I Government Money Market I Fund           8,312,365    1.00      8,312,365      8,312,365     1
VALIC Company I International Equities Index Fund          400,189    6.48      2,593,223      2,789,855     1
VALIC Company I International Value Fund                     6,339    8.95         56,732         63,217     1
VALIC Company I Mid Cap Index Fund                         539,269   24.14     13,017,944     13,562,171     1
VALIC Company I Nasdaq-100 Index Fund                      497,675   12.72      6,330,427      5,386,045     1
VALIC Company I Science & Technology Fund                  147,127   27.04      3,978,318      3,870,050     1
VALIC Company I Small Cap Index Fund                       331,721   18.96      6,289,434      6,617,048     1
VALIC Company I Stock Index Fund                           512,898   36.91     18,931,067     17,338,576     1
VALIC Company II Mid Cap Value Fund                          3,356   18.14         60,871         71,827     1
VALIC Company II Socially Responsible Fund                   1,963   20.17         39,595         38,975     1
VALIC Company II Strategic Bond Fund                        18,994   10.68        202,859        211,317     1
Vanguard VIF High Yield Bond Portfolio                     827,270    7.53      6,229,346      6,532,804     1
Vanguard VIF Real Estate Index Portfolio                 1,008,158   11.57     11,664,388     12,938,216     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                               Alger Capital Alger Mid Cap                American
                               Appreciation     Growth       American     Funds IS     American
                                 Portfolio     Portfolio    Century VP     Asset       Funds IS
                                 Class I-2     Class I-2    Value Fund   Allocation  Global Growth
                                  Shares        Shares       Class I    Fund Class 2 Fund Class 2
                               ------------- ------------- -----------  ------------ -------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                    $     6,846   $        --  $   260,761   $   39,540    $   5,099
   Mortality and expense risk
     and administrative
     charges                        (35,412)      (15,272)     (68,954)      (6,188)      (1,563)
                                -----------   -----------  -----------   ----------    ---------
   Net investment income
     (loss)                         (28,566)      (15,272)     191,807       33,352        3,536
   Net realized gain (loss)         409,107       432,143      864,988       20,304       27,299
   Capital gain distribution
     from mutual funds            1,310,404       430,316        1,018       87,295       40,158
   Change in unrealized
     appreciation
     (depreciation) of
     investments                 (1,663,311)   (1,045,698)  (2,479,234)    (270,411)    (139,002)
                                -----------   -----------  -----------   ----------    ---------
Increase (decrease) in net
  assets from operations             27,634      (198,511)  (1,421,421)    (129,460)     (68,009)
                                -----------   -----------  -----------   ----------    ---------

From contract transactions:
   Payments received from
     contract owners                366,615       174,140      754,379      437,362      162,561
   Payments for contract
     benefits or terminations      (847,573)     (308,278)  (1,305,026)        (714)     (27,690)
   Policy loans                      (5,480)     (184,657)     (25,252)      (3,326)          14
   Transfers between
     sub-accounts (including
     fixed account), net            (97,008)       (3,146)    (273,344)     918,363      196,053
   Contract maintenance
     charges                       (239,333)     (136,447)    (745,914)    (369,406)     (72,365)
                                -----------   -----------  -----------   ----------    ---------
Increase (decrease) in net
  assets from contract
  transactions                     (822,779)     (458,388)  (1,595,157)     982,279      258,573
                                -----------   -----------  -----------   ----------    ---------

Increase (decrease) in net
  assets                           (795,145)     (656,899)  (3,016,578)     852,819      190,564
Net assets at beginning of
  period                          8,151,701     3,394,794   16,556,042    1,473,785      537,081
                                -----------   -----------  -----------   ----------    ---------
Net assets at end of period     $ 7,356,556   $ 2,737,895  $13,539,464   $2,326,604    $ 727,645
                                ===========   ===========  ===========   ==========    =========

Beginning units                     322,741       184,834      761,205      110,852       37,874
Units issued                         43,445        48,463       60,971      108,959       34,876
Units redeemed                      (63,968)      (64,505)    (130,360)     (22,728)     (11,282)
                                -----------   -----------  -----------   ----------    ---------
Ending units                        302,218       168,792      691,816      197,083       61,468
                                ===========   ===========  ===========   ==========    =========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                    $    12,455   $        --  $   267,484   $   20,857    $   3,154
   Mortality and expense risk
     and administrative
     charges                        (32,374)      (14,795)     (72,926)      (1,801)        (314)
                                -----------   -----------  -----------   ----------    ---------
   Net investment income
     (loss)                         (19,919)      (14,795)     194,558       19,056        2,840
   Net realized gain (loss)         146,934       151,773    1,187,435       13,277        3,399
   Capital gain distribution
     from mutual funds              484,283        74,821           --       52,328       12,071
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  1,280,885       539,247      (87,416)      87,138       96,485
                                -----------   -----------  -----------   ----------    ---------
Increase (decrease) in net
  assets from operations          1,892,183       751,046    1,294,577      171,799      114,795
                                -----------   -----------  -----------   ----------    ---------

From contract transactions:
   Payments received from
     contract owners                256,583       179,294      782,895       60,904        8,090
   Payments for contract
     benefits or terminations      (211,827)      (76,404)    (709,204)          --      (50,884)
   Policy loans                     (21,916)        1,766      (84,126)          --        6,475
   Transfers between
     sub-accounts (including
     fixed account), net            250,481       122,211     (474,798)     442,996      140,497
   Contract maintenance
     charges                       (185,087)     (131,820)    (771,592)     (24,062)      (6,320)
                                -----------   -----------  -----------   ----------    ---------
Increase (decrease) in net
  assets from contract
  transactions                       88,234        95,047   (1,256,825)     479,838       97,858
                                -----------   -----------  -----------   ----------    ---------

Increase (decrease) in net
  assets                          1,980,417       846,093       37,752      651,637      212,653
Net assets at beginning of
  period                          6,171,284     2,548,701   16,518,290      822,148      324,428
                                -----------   -----------  -----------   ----------    ---------
Net assets at end of period     $ 8,151,701   $ 3,394,794  $16,556,042   $1,473,785    $ 537,081
                                ===========   ===========  ===========   ==========    =========

Beginning units                     308,315       177,407      819,555       71,357       29,438
Units issued                         57,242        33,730      119,692       56,676       16,288
Units redeemed                      (42,816)      (26,303)    (178,042)     (17,181)      (7,852)
                                -----------   -----------  -----------   ----------    ---------
Ending units                        322,741       184,834      761,205      110,852       37,874
                                ===========   ===========  ===========   ==========    =========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                    AST SA
                                            American    American                  Wellington
                                American    Funds IS    Funds IS     American      Capital
                                Funds IS     Growth-   High-Income   Funds IS    Appreciation
                               Growth Fund Income Fund  Bond Fund  International  Portfolio
                                 Class 2     Class 2     Class 2   Fund Class 2    Class 3
                               ----------- ----------- ----------- ------------- ------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                   $    7,269  $   28,336   $ 21,368     $   9,126     $     --
   Mortality and expense risk
     and administrative
     charges                       (3,092)     (4,708)      (867)       (1,064)        (577)
                               ----------  ----------   --------     ---------     --------
   Net investment income
     (loss)                         4,177      23,628     20,501         8,062         (577)
   Net realized gain (loss)        23,030      50,769      1,422        30,503       11,033
   Capital gain distribution
     from mutual funds            103,509     119,796         --        14,148       27,151
   Change in unrealized
     appreciation
     (depreciation) of
     investments                 (216,155)   (257,155)   (32,358)     (116,553)     (43,556)
                               ----------  ----------   --------     ---------     --------
Increase (decrease) in net
  assets from operations          (85,439)    (62,962)   (10,435)      (63,840)      (5,949)
                               ----------  ----------   --------     ---------     --------

From contract transactions:
   Payments received from
     contract owners              336,432     648,304     68,368        84,362       41,301
   Payments for contract
     benefits or terminations     (12,178)    (33,894)   (11,964)      (14,711)     (16,527)
   Policy loans                       408          11          5            --           --
   Transfers between
     sub-accounts (including
     fixed account), net          969,100     369,464    102,917       166,959       75,806
   Contract maintenance
     charges                     (249,289)   (323,855)   (50,101)      (59,467)     (24,279)
                               ----------  ----------   --------     ---------     --------
Increase (decrease) in net
  assets from contract
  transactions                  1,044,473     660,030    109,225       177,143       76,301
                               ----------  ----------   --------     ---------     --------

Increase (decrease) in net
  assets                          959,034     597,068     98,790       113,303       70,352
Net assets at beginning of
  period                          811,781   1,464,609    262,674       412,489      162,533
                               ----------  ----------   --------     ---------     --------
Net assets at end of period    $1,770,815  $2,061,677   $361,464     $ 525,792     $232,885
                               ==========  ==========   ========     =========     ========

Beginning units                    52,954     102,846     23,439        32,925       10,103
Units issued                      102,941      98,674     16,901        36,745        9,763
Units redeemed                    (17,391)    (43,233)    (6,263)      (17,998)      (3,090)
                               ----------  ----------   --------     ---------     --------
Ending units                      138,504     158,287     34,077        51,672       16,776
                               ==========  ==========   ========     =========     ========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                   $    3,582  $   18,187   $ 16,574     $   4,225     $     --
   Mortality and expense risk
     and administrative
     charges                         (308)       (797)      (286)         (193)         (80)
                               ----------  ----------   --------     ---------     --------
   Net investment income
     (loss)                         3,274      17,390     16,288         4,032          (80)
   Net realized gain (loss)        11,211          36        681         1,657          716
   Capital gain distribution
     from mutual funds             56,942      65,229         --         2,255       12,739
   Change in unrealized
     appreciation
     (depreciation) of
     investments                   80,855     130,384     (4,835)       49,639       22,601
                               ----------  ----------   --------     ---------     --------
Increase (decrease) in net
  assets from operations          152,282     213,039     12,134        57,583       35,976
                               ----------  ----------   --------     ---------     --------

From contract transactions:
   Payments received from
     contract owners               14,146      19,415      8,173        10,476        6,163
   Payments for contract
     benefits or terminations          --      (7,855)        --            --           --
   Policy loans                        --         (30)       (19)           --           --
   Transfers between
     sub-accounts (including
     fixed account), net          163,312     512,775    110,053       199,312       25,342
   Contract maintenance
     charges                       (8,205)    (12,736)    (6,542)       (3,795)      (3,047)
                               ----------  ----------   --------     ---------     --------
Increase (decrease) in net
  assets from contract
  transactions                    169,253     511,569    111,665       205,993       28,458
                               ----------  ----------   --------     ---------     --------

Increase (decrease) in net
  assets                          321,535     724,608    123,799       263,576       64,434
Net assets at beginning of
  period                          490,246     740,001    138,875       148,913       98,099
                               ----------  ----------   --------     ---------     --------
Net assets at end of period    $  811,781  $1,464,609   $262,674     $ 412,489     $162,533
                               ==========  ==========   ========     =========     ========

Beginning units                    40,194      62,791     13,125        15,568        8,075
Units issued                       20,071      50,684     11,519        20,237        3,575
Units redeemed                     (7,311)    (10,629)    (1,205)       (2,880)      (1,547)
                               ----------  ----------   --------     ---------     --------
Ending units                       52,954     102,846     23,439        32,925       10,103
                               ==========  ==========   ========     =========     ========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                   AST SA
                                 Wellington                        Dreyfus VIF       Dreyfus VIF
                                 Government      Dreyfus IP       International     Opportunistic      Dreyfus VIF
                                and Quality     MidCap Stock          Value           Small Cap       Quality Bond
                               Bond Portfolio Portfolio Initial Portfolio Initial Portfolio Initial Portfolio Initial
                                  Class 3          Shares            Shares            Shares            Shares
                               -------------- ----------------- ----------------- ----------------- -----------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                      $  1,812       $    28,014        $  2,385         $        --       $  124,122
   Mortality and expense risk
     and administrative
     charges                          (225)          (21,129)           (292)            (37,347)         (20,722)
                                  --------       -----------        --------         -----------       ----------
   Net investment income
     (loss)                          1,587             6,885           2,093             (37,347)         103,400
   Net realized gain (loss)           (706)           71,741           8,105             285,707          (42,742)
   Capital gain distribution
     from mutual funds                  35           574,389              --           1,395,678               --
   Change in unrealized
     appreciation
     (depreciation) of
     investments                    (1,049)       (1,412,062)        (34,101)         (3,191,794)        (206,089)
                                  --------       -----------        --------         -----------       ----------
Increase (decrease) in net
  assets from operations              (133)         (759,047)        (23,903)         (1,547,756)        (145,431)
                                  --------       -----------        --------         -----------       ----------

From contract transactions:
   Payments received from
     contract owners                20,448           196,637          10,276             407,667          282,291
   Payments for contract
     benefits or terminations           --          (239,028)         (9,465)           (367,016)        (196,816)
   Policy loans                         --            (7,618)            193             (70,404)          (2,382)
   Transfers between
     sub-accounts (including
     fixed account), net            37,099           134,675            (238)            120,188         (239,676)
   Contract maintenance
     charges                       (20,281)         (385,446)         (5,072)           (450,321)        (428,090)
                                  --------       -----------        --------         -----------       ----------
Increase (decrease) in net
  assets from contract
  transactions                      37,266          (300,780)         (4,306)           (359,886)        (584,673)
                                  --------       -----------        --------         -----------       ----------

Increase (decrease) in net
  assets                            37,133        (1,059,827)        (28,209)         (1,907,642)        (730,104)
Net assets at beginning of
  period                            79,385         5,029,990         145,813           8,315,220        4,826,798
                                  --------       -----------        --------         -----------       ----------
Net assets at end of period       $116,518       $ 3,970,163        $117,604         $ 6,407,578       $4,096,694
                                  ========       ===========        ========         ===========       ==========

Beginning units                      7,570           215,289          11,834             361,865          341,206
Units issued                         6,813            15,753           8,454              22,739           21,087
Units redeemed                      (3,083)          (28,710)         (9,348)            (38,620)         (64,001)
                                  --------       -----------        --------         -----------       ----------
Ending units                        11,300           202,332          10,940             345,984          298,292
                                  ========       ===========        ========         ===========       ==========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                      $  1,202       $    52,173        $  1,861         $        --       $  102,333
   Mortality and expense risk
     and administrative
     charges                           (32)          (20,853)           (371)            (33,747)         (22,134)
                                  --------       -----------        --------         -----------       ----------
   Net investment income
     (loss)                          1,170            31,320           1,490             (33,747)          80,199
   Net realized gain (loss)           (176)          124,544             109             277,080          (10,213)
   Capital gain distribution
     from mutual funds                  --            77,080              --              87,673               --
   Change in unrealized
     appreciation
     (depreciation) of
     investments                       772           442,726          29,719           1,316,412          121,401
                                  --------       -----------        --------         -----------       ----------
Increase (decrease) in net
  assets from operations             1,766           675,670          31,318           1,647,418          191,387
                                  --------       -----------        --------         -----------       ----------

From contract transactions:
   Payments received from
     contract owners                 4,141           209,653          10,941             422,761          290,134
   Payments for contract
     benefits or terminations           --          (160,233)         (1,976)           (295,089)        (187,139)
   Policy loans                         --           (28,573)          2,523              24,072              (99)
   Transfers between
     sub-accounts (including
     fixed account), net            16,155          (149,085)         (1,739)            (54,102)          94,236
   Contract maintenance
     charges                          (865)         (352,460)         (5,216)           (462,342)        (426,887)
                                  --------       -----------        --------         -----------       ----------
Increase (decrease) in net
  assets from contract
  transactions                      19,431          (480,698)          4,533            (364,700)        (229,755)
                                  --------       -----------        --------         -----------       ----------

Increase (decrease) in net
  assets                            21,197           194,972          35,851           1,282,718          (38,368)
Net assets at beginning of
  period                            58,188         4,835,018         109,962           7,032,502        4,865,166
                                  --------       -----------        --------         -----------       ----------
Net assets at end of period       $ 79,385       $ 5,029,990        $145,813         $ 8,315,220       $4,826,798
                                  ========       ===========        ========         ===========       ==========

Beginning units                      5,735           237,494          11,400             379,560          357,140
Units issued                         2,450             8,947           1,071              14,772           22,272
Units redeemed                        (615)          (31,152)           (637)            (32,467)         (38,206)
                                  --------       -----------        --------         -----------       ----------
Ending units                         7,570           215,289          11,834             361,865          341,206
                                  ========       ===========        ========         ===========       ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                               Fidelity VIP
                                   Asset     Fidelity VIP  Fidelity VIP   Fidelity VIP   Fidelity VIP
                                  Manager     Contrafund   Equity-Income    Freedom        Freedom
                                 Portfolio     Portfolio     Portfolio   2020 Portfolio 2025 Portfolio
                               Service Class Service Class Service Class Service Class  Service Class
                                     2             2             2             2              2
                               ------------- ------------- ------------- -------------- --------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                    $   61,021    $   142,561   $   346,425    $   5,031      $   7,356
   Mortality and expense risk
     and administrative
     charges                       (19,926)      (141,076)      (73,257)      (1,785)        (2,635)
                                ----------    -----------   -----------    ---------      ---------
   Net investment income
     (loss)                         41,095          1,485       273,168        3,246          4,721
   Net realized gain (loss)        (52,826)     1,020,086       172,399        3,453         19,843
   Capital gain distribution
     from mutual funds             145,905      2,940,930       808,618       14,687         11,836
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  (379,970)    (5,990,205)   (2,734,734)     (48,186)       (79,560)
                                ----------    -----------   -----------    ---------      ---------
Increase (decrease) in net
  assets from operations          (245,796)    (2,027,704)   (1,480,549)     (26,800)       (43,160)
                                ----------    -----------   -----------    ---------      ---------

From contract transactions:
   Payments received from
     contract owners               297,719      1,624,260       865,446       38,435         93,002
   Payments for contract
     benefits or terminations     (355,118)    (2,094,141)     (814,655)    (101,917)        (1,136)
   Policy loans                    (98,209)      (203,241)      (29,974)        (219)        (8,529)
   Transfers between
     sub-accounts (including
     fixed account), net             5,021       (177,649)     (363,986)      90,196          1,881
   Contract maintenance
     charges                      (317,402)    (2,144,916)     (846,768)     (26,111)       (93,679)
                                ----------    -----------   -----------    ---------      ---------
Increase (decrease) in net
  assets from contract
  transactions                    (467,989)    (2,995,687)   (1,189,937)         384         (8,461)
                                ----------    -----------   -----------    ---------      ---------

Increase (decrease) in net
  assets                          (713,785)    (5,023,391)   (2,670,486)     (26,416)       (51,621)
Net assets at beginning of
  period                         4,494,686     33,416,374    17,674,993      387,130        611,436
                                ----------    -----------   -----------    ---------      ---------
Net assets at end of period     $3,780,901    $28,392,983   $15,004,507    $ 360,714      $ 559,815
                                ==========    ===========   ===========    =========      =========

Beginning units                    288,419      1,633,046       980,078       24,020         35,817
Units issued                        27,517        145,196        83,391       19,751          9,480
Units redeemed                     (57,341)      (266,076)     (145,502)     (20,233)        (9,999)
                                ----------    -----------   -----------    ---------      ---------
Ending units                       258,595      1,512,166       917,967       23,538         35,298
                                ==========    ===========   ===========    =========      =========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                    $   70,788    $   248,345   $   256,126    $   4,647      $   7,217
   Mortality and expense risk
     and administrative
     charges                       (20,738)      (141,748)      (76,304)      (1,904)        (3,214)
                                ----------    -----------   -----------    ---------      ---------
   Net investment income
     (loss)                         50,050        106,597       179,822        2,743          4,003
   Net realized gain (loss)        (17,254)     1,210,979       230,958       20,455         58,685
   Capital gain distribution
     from mutual funds             491,751      1,754,467       362,070       10,800         19,840
   Change in unrealized
     appreciation
     (depreciation) of
     investments                    19,173      3,076,774     1,197,102       22,809         26,453
                                ----------    -----------   -----------    ---------      ---------
Increase (decrease) in net
  assets from operations           543,720      6,148,817     1,969,952       56,807        108,981
                                ----------    -----------   -----------    ---------      ---------

From contract transactions:
   Payments received from
     contract owners               341,564      1,475,522       838,441       44,862         89,139
   Payments for contract
     benefits or terminations     (220,652)    (1,391,806)     (992,090)     (38,621)      (113,343)
   Policy loans                    (28,783)      (172,093)      (73,935)     (19,613)        14,952
   Transfers between
     sub-accounts (including
     fixed account), net             2,243     (1,253,080)     (148,117)     (11,275)      (132,795)
   Contract maintenance
     charges                      (334,127)    (1,891,023)     (841,026)     (19,860)       (86,486)
                                ----------    -----------   -----------    ---------      ---------
Increase (decrease) in net
  assets from contract
  transactions                    (239,755)    (3,232,480)   (1,216,727)     (44,507)      (228,533)
                                ----------    -----------   -----------    ---------      ---------

Increase (decrease) in net
  assets                           303,965      2,916,337       753,225       12,300       (119,552)
Net assets at beginning of
  period                         4,190,721     30,500,037    16,921,768      374,830        730,988
                                ----------    -----------   -----------    ---------      ---------
Net assets at end of period     $4,494,686    $33,416,374   $17,674,993    $ 387,130      $ 611,436
                                ==========    ===========   ===========    =========      =========

Beginning units                    302,946      1,776,410     1,042,442       26,732         49,071
Units issued                        29,035        198,644       122,043        6,711         21,317
Units redeemed                     (43,562)      (342,008)     (184,407)      (9,423)       (34,571)
                                ----------    -----------   -----------    ---------      ---------
Ending units                       288,419      1,633,046       980,078       24,020         35,817
                                ==========    ===========   ===========    =========      =========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                              Fidelity VIP
                                Fidelity VIP   Government   Fidelity VIP  Fidelity VIP     FTVIP
                                  Freedom     Money Market     Growth        Mid Cap      Franklin
                               2030 Portfolio   Portfolio     Portfolio     Portfolio      Mutual
                               Service Class  Service Class Service Class Service Class  Shares VIP
                                     2              2             2             2       Fund Class 2
                               -------------- ------------- ------------- ------------- ------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                     $   29,664    $     7,316   $     8,330   $    39,912  $   158,589
   Mortality and expense risk
     and administrative
     charges                        (10,710)        (1,321)      (90,672)      (43,073)     (29,868)
                                 ----------    -----------   -----------   -----------  -----------
   Net investment income
     (loss)                          18,954          5,995       (82,342)       (3,161)     128,721
   Net realized gain (loss)         108,234             --       921,279       173,582      130,770
   Capital gain distribution
     from mutual funds               69,300             --     2,879,611       905,353      246,943
   Change in unrealized
     appreciation
     (depreciation) of
     investments                   (418,023)            --    (3,723,760)   (2,494,588)  (1,121,010)
                                 ----------    -----------   -----------   -----------  -----------
Increase (decrease) in net
  assets from operations           (221,535)         5,995        (5,212)   (1,418,814)    (614,576)
                                 ----------    -----------   -----------   -----------  -----------

From contract transactions:
   Payments received from
     contract owners                117,054      8,827,294       915,784       592,165      474,830
   Payments for contract
     benefits or terminations      (182,946)          (232)   (1,723,956)   (1,170,477)    (469,588)
   Policy loans                      (2,586)            --       (46,747)      (69,492)     (97,216)
   Transfers between
     sub-accounts (including
     fixed account), net                968     (8,041,766)     (138,415)      (84,584)      68,407
   Contract maintenance
     charges                        (93,191)      (285,598)     (955,263)     (494,237)    (355,937)
                                 ----------    -----------   -----------   -----------  -----------
Increase (decrease) in net
  assets from contract
  transactions                     (160,701)       499,698    (1,948,597)   (1,226,625)    (379,504)
                                 ----------    -----------   -----------   -----------  -----------

Increase (decrease) in net
  assets                           (382,236)       505,693    (1,953,809)   (2,645,439)    (994,080)
Net assets at beginning of
  period                          2,741,857        517,760    19,660,993    10,717,435    6,983,291
                                 ----------    -----------   -----------   -----------  -----------
Net assets at end of period      $2,359,621    $ 1,023,453   $17,707,184   $ 8,071,996  $ 5,989,211
                                 ==========    ===========   ===========   ===========  ===========

Beginning units                     156,726         51,864       909,510       493,472      416,827
Units issued                         36,366      1,035,869        85,763        55,101       67,229
Units redeemed                      (43,548)      (986,560)     (159,438)     (106,486)     (83,419)
                                 ----------    -----------   -----------   -----------  -----------
Ending units                        149,544        101,173       835,835       442,087      400,637
                                 ==========    ===========   ===========   ===========  ===========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                     $   29,867    $     1,145   $    14,538   $    50,011  $   156,695
   Mortality and expense risk
     and administrative
     charges                        (10,802)         1,392       (81,237)      (46,114)     (32,615)
                                 ----------    -----------   -----------   -----------  -----------
   Net investment income
     (loss)                          19,065          2,537       (66,699)        3,897      124,080
   Net realized gain (loss)          27,902             --       803,586       177,491      168,770
   Capital gain distribution
     from mutual funds               88,664             --     1,267,763       490,637      284,164
   Change in unrealized
     appreciation
     (depreciation) of
     investments                    322,677             --     3,112,700     1,222,195      (47,877)
                                 ----------    -----------   -----------   -----------  -----------
Increase (decrease) in net
  assets from operations            458,308          2,537     5,117,350     1,894,220      529,137
                                 ----------    -----------   -----------   -----------  -----------

From contract transactions:
   Payments received from
     contract owners                123,636        369,652       756,490       501,850      397,025
   Payments for contract
     benefits or terminations       (65,382)            --      (751,208)     (576,056)    (295,848)
   Policy loans                      (6,262)            --       (75,919)      (32,637)     (29,326)
   Transfers between
     sub-accounts (including
     fixed account), net             90,477       (278,793)      206,393      (723,633)    (176,443)
   Contract maintenance
     charges                        (90,807)       (19,805)     (813,537)     (445,510)    (314,258)
                                 ----------    -----------   -----------   -----------  -----------
Increase (decrease) in net
  assets from contract
  transactions                       51,662         71,054      (677,781)   (1,275,986)    (418,850)
                                 ----------    -----------   -----------   -----------  -----------

Increase (decrease) in net
  assets                            509,970         73,591     4,439,569       618,234      110,287
Net assets at beginning of
  period                          2,231,887        444,169    15,221,424    10,099,201    6,873,004
                                 ----------    -----------   -----------   -----------  -----------
Net assets at end of period      $2,741,857    $   517,760   $19,660,993   $10,717,435  $ 6,983,291
                                 ==========    ===========   ===========   ===========  ===========

Beginning units                     152,631         45,162       934,128       543,458      438,899
Units issued                         25,183        299,892        95,765       111,740       70,503
Units redeemed                      (21,088)      (293,190)     (120,383)     (161,726)     (92,575)
                                 ----------    -----------   -----------   -----------  -----------
Ending units                        156,726         51,864       909,510       493,472      416,827
                                 ==========    ===========   ===========   ===========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                FTVIP                                   Goldman
                                   FTVIP       Franklin      FTVIP                     Sachs VIT
                               Franklin Small Small-Mid  Franklin U.S.     FTVIP       Strategic
                                 Cap Value    Cap Growth   Government    Templeton    Growth Fund
                                  VIP Fund     VIP Fund  Securities VIP Foreign VIP  Institutional
                                  Class 2      Class 2    Fund Class 2  Fund Class 2    Shares
                               -------------- ---------- -------------- ------------ -------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                    $    69,487    $    --     $   49,594   $   131,722   $    15,810
   Mortality and expense risk
     and administrative
     charges                        (33,323)      (129)        (8,436)      (22,376)       (8,426)
                                -----------    -------     ----------   -----------   -----------
   Net investment income
     (loss)                          36,164       (129)        41,158       109,346         7,384
   Net realized gain (loss)        (236,869)      (662)       (35,622)       (5,299)       81,885
   Capital gain distribution
     from mutual funds            1,183,385      2,568             --            --     1,585,519
   Change in unrealized
     appreciation
     (depreciation) of
     investments                 (1,955,757)    (3,020)       (11,915)     (897,039)   (1,703,314)
                                -----------    -------     ----------   -----------   -----------
Increase (decrease) in net
  assets from operations           (973,077)    (1,243)        (6,379)     (792,992)      (28,526)
                                -----------    -------     ----------   -----------   -----------

From contract transactions:
   Payments received from
     contract owners                383,833        513        125,011       393,300            --
   Payments for contract
     benefits or terminations      (905,553)    (1,377)      (282,838)     (303,973)       (3,844)
   Policy loans                    (159,857)        --          4,481        12,697           (73)
   Transfers between
     sub-accounts (including
     fixed account), net           (135,857)      (364)       (24,058)      (55,481)       (4,059)
   Contract maintenance
     charges                       (338,793)    (1,097)      (145,683)     (419,623)     (166,616)
                                -----------    -------     ----------   -----------   -----------
Increase (decrease) in net
  assets from contract
  transactions                   (1,156,227)    (2,325)      (323,087)     (373,080)     (174,592)
                                -----------    -------     ----------   -----------   -----------

Increase (decrease) in net
  assets                         (2,129,304)    (3,568)      (329,466)   (1,166,072)     (203,118)
Net assets at beginning of
  period                          8,451,891     25,778      1,928,613     5,292,633     3,384,434
                                -----------    -------     ----------   -----------   -----------
Net assets at end of period     $ 6,322,587    $22,210     $1,599,147   $ 4,126,561   $ 3,181,316
                                ===========    =======     ==========   ===========   ===========

Beginning units                     385,185      1,286        151,946       422,235       147,120
Units issued                         44,957         24         12,910        63,618             1
Units redeemed                      (92,721)      (133)       (39,021)      (88,915)       (7,045)
                                -----------    -------     ----------   -----------   -----------
Ending units                        337,421      1,177        125,835       396,938       140,076
                                ===========    =======     ==========   ===========   ===========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                    $    40,778    $    --     $   51,612   $   132,862   $    16,284
   Mortality and expense risk
     and administrative
     charges                        (36,215)      (118)       (11,073)      (24,713)       (7,252)
                                -----------    -------     ----------   -----------   -----------
   Net investment income
     (loss)                           4,563       (118)        40,539       108,149         9,032
   Net realized gain (loss)          33,634       (462)       (39,737)        5,352        50,993
   Capital gain distribution
     from mutual funds              557,711      2,363             --            --       141,109
   Change in unrealized
     appreciation
     (depreciation) of
     investments                    199,424      2,596         22,666       655,534       605,731
                                -----------    -------     ----------   -----------   -----------
Increase (decrease) in net
  assets from operations            795,332      4,379         23,468       769,035       806,865
                                -----------    -------     ----------   -----------   -----------

From contract transactions:
   Payments received from
     contract owners                301,029        140        138,653       373,546            --
   Payments for contract
     benefits or terminations      (236,379)        --        (56,593)     (231,490)       (1,088)
   Policy loans                     (17,307)        --         (2,309)       52,959            --
   Transfers between
     sub-accounts (including
     fixed account), net           (454,042)     1,760       (802,689)     (122,465)          (15)
   Contract maintenance
     charges                       (316,211)    (1,182)      (173,044)     (421,377)     (129,246)
                                -----------    -------     ----------   -----------   -----------
Increase (decrease) in net
  assets from contract
  transactions                     (722,910)       718       (895,982)     (348,827)     (130,349)
                                -----------    -------     ----------   -----------   -----------

Increase (decrease) in net
  assets                             72,422      5,097       (872,514)      420,208       676,516
Net assets at beginning of
  period                          8,379,469     20,681      2,801,127     4,872,425     2,707,918
                                -----------    -------     ----------   -----------   -----------
Net assets at end of period     $ 8,451,891    $25,778     $1,928,613   $ 5,292,633   $ 3,384,434
                                ===========    =======     ==========   ===========   ===========

Beginning units                     417,273      1,247        222,589       443,064       153,434
Units issued                         94,077         99         59,391        76,070            --
Units redeemed                     (126,165)       (60)      (130,034)      (96,899)       (6,314)
                                -----------    -------     ----------   -----------   -----------
Ending units                        385,185      1,286        151,946       422,235       147,120
                                ===========    =======     ==========   ===========   ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                               Invesco V.I.                Invesco V.I. Invesco V.I.  Invesco V.I.
                                 American    Invesco V.I.  Global Real   Government    Growth and
                                 Franchise    Core Equity  Estate Fund   Securities   Income Fund
                               Fund Series I Fund Series I   Series I   Fund Series I   Series I
                               ------------- ------------- ------------ ------------- ------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                      $    --     $    71,264    $ 17,397     $    268    $   219,829
   Mortality and expense risk
     and administrative
     charges                          (74)        (36,775)     (1,063)         (76)       (47,578)
                                  -------     -----------    --------     --------    -----------
   Net investment income
     (loss)                           (74)         34,489      16,334          192        172,251
   Net realized gain (loss)           263         315,256       2,323         (449)        85,956
   Capital gain distribution
     from mutual funds                927         510,400       5,440           --      1,001,921
   Change in unrealized
     appreciation
     (depreciation) of
     investments                   (1,642)     (1,608,396)    (52,728)         100     (2,704,455)
                                  -------     -----------    --------     --------    -----------
Increase (decrease) in net
  assets from operations             (526)       (748,251)    (28,631)        (157)    (1,444,327)
                                  -------     -----------    --------     --------    -----------

From contract transactions:
   Payments received from
     contract owners                  300         522,117      73,826          205        651,329
   Payments for contract
     benefits or terminations        (354)       (459,727)     (5,517)      (9,341)      (679,246)
   Policy loans                        --         (60,052)       (405)         (40)      (140,988)
   Transfers between
     sub-accounts (including
     fixed account), net               (4)       (175,713)     19,852          285        224,538
   Contract maintenance
     charges                         (349)       (542,560)    (28,299)      (1,092)      (634,745)
                                  -------     -----------    --------     --------    -----------
Increase (decrease) in net
  assets from contract
  transactions                       (407)       (715,935)     59,457       (9,983)      (579,112)
                                  -------     -----------    --------     --------    -----------

Increase (decrease) in net
  assets                             (933)     (1,464,186)     30,826      (10,140)    (2,023,439)
Net assets at beginning of
  period                           13,934       8,441,402     407,776       22,190     11,158,029
                                  -------     -----------    --------     --------    -----------
Net assets at end of period       $13,001     $ 6,977,216    $438,602     $ 12,050    $ 9,134,590
                                  =======     ===========    ========     ========    ===========

Beginning units                       630         472,905      28,044        1,994        532,628
Units issued                           11          26,164      11,362           36         86,522
Units redeemed                        (28)        (66,075)     (7,322)        (948)      (103,263)
                                  -------     -----------    --------     --------    -----------
Ending units                          613         432,994      32,084        1,082        515,887
                                  =======     ===========    ========     ========    ===========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                      $    11     $    84,594    $ 13,373     $    472    $   161,273
   Mortality and expense risk
     and administrative
     charges                          (70)        (37,152)       (692)        (130)       (47,160)
                                  -------     -----------    --------     --------    -----------
   Net investment income
     (loss)                           (59)         47,442      12,681          342        114,113
   Net realized gain (loss)         1,184         206,503       4,240         (179)        93,546
   Capital gain distribution
     from mutual funds              1,031         423,732       6,787           --        443,127
   Change in unrealized
     appreciation
     (depreciation) of
     investments                    1,131         300,836      23,660          266        725,330
                                  -------     -----------    --------     --------    -----------
Increase (decrease) in net
  assets from operations            3,287         978,513      47,368          429      1,376,116
                                  -------     -----------    --------     --------    -----------

From contract transactions:
   Payments received from
     contract owners                  375         550,396      33,119           56        450,307
   Payments for contract
     benefits or terminations      (3,493)       (366,136)    (46,880)          --       (354,851)
   Policy loans                        44         (31,120)      4,655          (39)         3,618
   Transfers between
     sub-accounts (including
     fixed account), net               (7)        (43,990)     37,366       (5,187)       (87,510)
   Contract maintenance
     charges                         (489)       (565,060)     (8,555)      (2,690)      (538,155)
                                  -------     -----------    --------     --------    -----------
Increase (decrease) in net
  assets from contract
  transactions                     (3,570)       (455,910)     19,705       (7,860)      (526,591)
                                  -------     -----------    --------     --------    -----------

Increase (decrease) in net
  assets                             (283)        522,603      67,073       (7,431)       849,525
Net assets at beginning of
  period                           14,217       7,918,799     340,703       29,621     10,308,504
                                  -------     -----------    --------     --------    -----------
Net assets at end of period       $13,934     $ 8,441,402    $407,776     $ 22,190    $11,158,029
                                  =======     ===========    ========     ========    ===========

Beginning units                       815         499,400      26,458        2,700        547,160
Units issued                           18          20,855      10,126           26         86,284
Units redeemed                       (203)        (47,350)     (8,540)        (732)      (100,816)
                                  -------     -----------    --------     --------    -----------
Ending units                          630         472,905      28,044        1,994        532,628
                                  =======     ===========    ========     ========    ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                           Janus
                                                              Janus                      Henderson
                                                            Henderson                     Global
                                             Invesco V.I.   Enterprise       Janus       Research
                               Invesco V.I.  International  Portfolio      Henderson     Portfolio
                                High Yield    Growth Fund    Service    Forty Portfolio   Service
                               Fund Series I   Series I       Shares    Service Shares    Shares
                               ------------- ------------- -----------  --------------- ----------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                    $  101,308    $   151,528  $     7,587     $      --    $   31,458
   Mortality and expense risk
     and administrative
     charges                       (13,586)       (32,280)     (32,925)       (2,638)      (14,549)
                                ----------    -----------  -----------     ---------    ----------
   Net investment income
     (loss)                         87,722        119,248      (25,338)       (2,638)       16,909
   Net realized gain (loss)         (7,135)       256,524      647,127        33,772       114,637
   Capital gain distribution
     from mutual funds                  --         51,316      349,729       108,290            --
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  (159,290)    (1,604,543)  (1,007,675)     (127,366)     (359,271)
                                ----------    -----------  -----------     ---------    ----------
Increase (decrease) in net
  assets from operations           (78,703)    (1,177,455)     (36,157)       12,058      (227,725)
                                ----------    -----------  -----------     ---------    ----------

From contract transactions:
   Payments received from
     contract owners                39,692        586,926      246,838        66,618       218,241
   Payments for contract
     benefits or terminations     (220,963)      (566,882)    (928,909)      (23,342)     (163,378)
   Policy loans                     (1,269)       (67,808)     (42,720)      (11,260)        3,059
   Transfers between
     sub-accounts (including
     fixed account), net            10,594          8,398      595,556         6,970       (19,958)
   Contract maintenance
     charges                       (45,711)      (442,898)    (268,843)      (23,938)     (232,164)
                                ----------    -----------  -----------     ---------    ----------
Increase (decrease) in net
  assets from contract
  transactions                    (217,657)      (482,264)    (398,078)       15,048      (194,200)
                                ----------    -----------  -----------     ---------    ----------

Increase (decrease) in net
  assets                          (296,360)    (1,659,719)    (434,235)       27,106      (421,925)
Net assets at beginning of
  period                         2,066,246      8,074,309    6,766,100       686,757     3,240,331
                                ----------    -----------  -----------     ---------    ----------
Net assets at end of period     $1,769,886    $ 6,414,590  $ 6,331,865     $ 713,863    $2,818,406
                                ==========    ===========  ===========     =========    ==========

Beginning units                    152,651        549,092      264,281        31,036       201,456
Units issued                         8,733         94,627       52,792        27,035         8,626
Units redeemed                     (25,342)      (118,230)     (56,238)      (24,750)      (20,731)
                                ----------    -----------  -----------     ---------    ----------
Ending units                       136,042        525,489      260,835        33,321       189,351
                                ==========    ===========  ===========     =========    ==========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                    $   82,929    $   111,233  $     8,766     $      --    $   20,678
   Mortality and expense risk
     and administrative
     charges                       (12,715)       (34,214)     (29,785)       (2,639)      (13,294)
                                ----------    -----------  -----------     ---------    ----------
   Net investment income
     (loss)                         70,214         77,019      (21,019)       (2,639)        7,384
   Net realized gain (loss)          1,897        248,397      238,108           566        96,689
   Capital gain distribution
     from mutual funds                  --             --      400,708        33,657            --
   Change in unrealized
     appreciation
     (depreciation) of
     investments                    40,802      1,178,348      814,447       126,439       578,225
                                ----------    -----------  -----------     ---------    ----------
Increase (decrease) in net
  assets from operations           112,913      1,503,764    1,432,244       158,023       682,298
                                ----------    -----------  -----------     ---------    ----------

From contract transactions:
   Payments received from
     contract owners                43,426        451,321      219,254        39,309       262,884
   Payments for contract
     benefits or terminations      (38,234)      (436,684)    (300,755)       (6,433)      (95,242)
   Policy loans                     (4,128)       (29,007)     (28,529)        8,120        (8,462)
   Transfers between
     sub-accounts (including
     fixed account), net           (12,431)       265,674      163,063       (40,703)      (19,049)
   Contract maintenance
     charges                       (49,098)      (412,720)    (205,667)      (15,429)     (232,818)
                                ----------    -----------  -----------     ---------    ----------
Increase (decrease) in net
  assets from contract
  transactions                     (60,465)      (161,416)    (152,634)      (15,136)      (92,687)
                                ----------    -----------  -----------     ---------    ----------

Increase (decrease) in net
  assets                            52,448      1,342,348    1,279,610       142,887       589,611
Net assets at beginning of
  period                         2,013,798      6,731,961    5,486,490       543,870     2,650,720
                                ----------    -----------  -----------     ---------    ----------
Net assets at end of period     $2,066,246    $ 8,074,309  $ 6,766,100     $ 686,757    $3,240,331
                                ==========    ===========  ===========     =========    ==========

Beginning units                    157,151        551,286      264,025        32,085       207,662
Units issued                         2,398         94,332       38,074         3,758        12,937
Units redeemed                      (6,898)       (96,526)     (37,818)       (4,807)      (19,143)
                                ----------    -----------  -----------     ---------    ----------
Ending units                       152,651        549,092      264,281        31,036       201,456
                                ==========    ===========  ===========     =========    ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                  Janus                      JPMorgan     JPMorgan
                                Henderson      JPMorgan      Insurance    Insurance
                                Overseas      Insurance    Trust Mid Cap Trust Small
                                Portfolio     Trust Core       Value      Cap Core      MFS VIT
                                 Service    Bond Portfolio   Portfolio    Portfolio  Growth Series
                                 Shares        Class 1        Class 1      Class 1   Initial Class
                               -----------  -------------- ------------- ----------- -------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                   $   119,399    $   20,198     $   7,533   $   14,549   $    11,743
   Mortality and expense risk
     and administrative
     charges                       (30,738)       (2,737)       (3,539)     (15,806)      (60,085)
                               -----------    ----------     ---------   ----------   -----------
   Net investment income
     (loss)                         88,661        17,461         3,994       (1,257)      (48,342)
   Net realized gain (loss)        (83,110)      (15,476)       25,924      111,378       732,234
   Capital gain distribution
     from mutual funds                  --         1,376        12,591      249,635       871,426
   Change in unrealized
     appreciation
     (depreciation) of
     investments                (1,107,497)        4,787      (135,388)    (785,705)   (1,246,129)
                               -----------    ----------     ---------   ----------   -----------
Increase (decrease) in net
  assets from operations        (1,101,946)        8,148       (92,879)    (425,949)      309,189
                               -----------    ----------     ---------   ----------   -----------

From contract transactions:
   Payments received from
     contract owners               620,464       223,302            --      168,996       556,738
   Payments for contract
     benefits or terminations     (525,758)      (27,920)      (17,946)    (348,636)     (625,524)
   Policy loans                     (7,208)          556        (3,694)      (6,124)      (12,419)
   Transfers between
     sub-accounts (including
     fixed account), net          (107,981)      458,086            19       24,562       (19,558)
   Contract maintenance
     charges                      (543,198)     (118,543)      (31,529)    (218,388)     (733,405)
                               -----------    ----------     ---------   ----------   -----------
Increase (decrease) in net
  assets from contract
  transactions                    (563,681)      535,481       (53,150)    (379,590)     (834,168)
                               -----------    ----------     ---------   ----------   -----------

Increase (decrease) in net
  assets                        (1,665,627)      543,629      (146,029)    (805,539)     (524,979)
Net assets at beginning of
  period                         7,631,682       721,668       809,906    3,906,888    12,198,289
                               -----------    ----------     ---------   ----------   -----------
Net assets at end of period    $ 5,966,055    $1,265,297     $ 663,877   $3,101,349   $11,673,310
                               ===========    ==========     =========   ==========   ===========

Beginning units                    811,335        64,724        22,040      161,743       500,388
Units issued                       134,905        82,865           454       14,172        21,903
Units redeemed                    (173,885)      (29,113)       (1,922)     (28,936)      (53,765)
                               -----------    ----------     ---------   ----------   -----------
Ending units                       772,355       118,476        20,572      146,979       468,526
                               ===========    ==========     =========   ==========   ===========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                   $   112,622    $   14,738     $   6,412   $   12,115   $    11,763
   Mortality and expense risk
     and administrative
     charges                       (31,897)         (914)       (3,592)     (16,304)      (51,635)
                               -----------    ----------     ---------   ----------   -----------
   Net investment income
     (loss)                         80,725        13,824         2,820       (4,189)      (39,872)
   Net realized gain (loss)       (324,704)       (1,094)       17,897      179,245       528,911
   Capital gain distribution
     from mutual funds                  --            --        35,756       26,599       445,108
   Change in unrealized
     appreciation
     (depreciation) of
     investments                 2,062,885         6,424        42,360      316,527     2,027,743
                               -----------    ----------     ---------   ----------   -----------
Increase (decrease) in net
  assets from operations         1,818,906        19,154        98,833      518,182     2,961,890
                               -----------    ----------     ---------   ----------   -----------

From contract transactions:
   Payments received from
     contract owners               530,568        26,545            --      166,548       554,811
   Payments for contract
     benefits or terminations     (283,748)      (36,488)      (30,411)    (207,091)     (448,819)
   Policy loans                    (37,313)        6,554        (5,036)     (53,444)      (86,801)
   Transfers between
     sub-accounts (including
     fixed account), net            63,033       218,230        (2,938)       7,766        26,143
   Contract maintenance
     charges                      (547,012)       (9,473)      (30,780)    (203,567)     (702,094)
                               -----------    ----------     ---------   ----------   -----------
Increase (decrease) in net
  assets from contract
  transactions                    (274,472)      205,368       (69,165)    (289,788)     (656,760)
                               -----------    ----------     ---------   ----------   -----------

Increase (decrease) in net
  assets                         1,544,434       224,522        29,668      228,394     2,305,130
Net assets at beginning of
  period                         6,087,248       497,146       780,238    3,678,494     9,893,159
                               -----------    ----------     ---------   ----------   -----------
Net assets at end of period    $ 7,631,682    $  721,668     $ 809,906   $3,906,888   $12,198,289
                               ===========    ==========     =========   ==========   ===========

Beginning units                    805,816        45,740        24,041      177,044       530,331
Units issued                       159,997        26,844            --       40,547        23,728
Units redeemed                    (154,478)       (7,860)       (2,001)     (55,848)      (53,671)
                               -----------    ----------     ---------   ----------   -----------
Ending units                       811,335        64,724        22,040      161,743       500,388
                               ===========    ==========     =========   ==========   ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                                Morgan
                                  MFS VIT II      MFS VIT New      MFS VIT        MFS VIT     Stanley VIF
                                  Core Equity      Discovery       Research     Total Return    Growth
                               Portfolio Initial Series Initial Series Initial Series Initial  Portfolio
                                     Class           Class          Class          Class        Class I
                               ----------------- -------------- -------------- -------------- -----------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                      $   32,336      $        --     $   22,551     $   5,187    $       --
   Mortality and expense risk
     and administrative
     charges                         (21,192)         (26,067)       (13,854)       (1,274)      (19,930)
                                  ----------      -----------     ----------     ---------    ----------
   Net investment income
     (loss)                           11,144          (26,067)         8,697         3,913       (19,930)
   Net realized gain (loss)           22,064          233,033         80,129         9,177       265,113
   Capital gain distribution
     from mutual funds               498,732          790,901        372,530        10,568       800,996
   Change in unrealized
     appreciation
     (depreciation) of
     investments                    (711,070)      (1,062,069)      (603,714)      (39,364)     (765,726)
                                  ----------      -----------     ----------     ---------    ----------
Increase (decrease) in net
  assets from operations            (179,130)         (64,202)      (142,358)      (15,706)      280,453
                                  ----------      -----------     ----------     ---------    ----------

From contract transactions:
   Payments received from
     contract owners                 206,900          291,660        209,589         2,394       162,846
   Payments for contract
     benefits or terminations       (171,766)        (309,091)      (130,397)      (79,883)     (360,841)
   Policy loans                      (21,769)              (2)       (46,093)          (16)          728
   Transfers between
     sub-accounts (including
     fixed account), net             (44,699)        (139,667)        30,397         2,197       296,457
   Contract maintenance
     charges                        (237,896)        (300,212)      (152,850)      (22,879)     (185,040)
                                  ----------      -----------     ----------     ---------    ----------
Increase (decrease) in net
  assets from contract
  transactions                      (269,230)        (457,312)       (89,354)      (98,187)      (85,850)
                                  ----------      -----------     ----------     ---------    ----------

Increase (decrease) in net
  assets                            (448,360)        (521,514)      (231,712)     (113,893)      194,603
Net assets at beginning of
  period                           4,723,353        5,773,273      3,142,778       329,481     3,716,998
                                  ----------      -----------     ----------     ---------    ----------
Net assets at end of period       $4,274,993      $ 5,251,759     $2,911,066     $ 215,588    $3,911,601
                                  ==========      ===========     ==========     =========    ==========

Beginning units                      352,760          238,545        147,051        18,689       130,942
Units issued                           8,003           33,613         14,974           126        24,233
Units redeemed                       (27,327)         (44,076)       (17,098)       (5,794)      (26,646)
                                  ----------      -----------     ----------     ---------    ----------
Ending units                         333,436          228,082        144,927        13,021       128,529
                                  ==========      ===========     ==========     =========    ==========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                      $   42,257      $        --     $   41,522     $   7,735    $       --
   Mortality and expense risk
     and administrative
     charges                         (19,104)         (23,036)       (12,415)       (1,656)      (15,184)
                                  ----------      -----------     ----------     ---------    ----------
   Net investment income
     (loss)                           23,153          (23,036)        29,107         6,079       (15,184)
   Net realized gain (loss)            1,895           89,482         80,357         8,092       119,290
   Capital gain distribution
     from mutual funds               260,351           99,253        203,937         9,000       280,817
   Change in unrealized
     appreciation
     (depreciation) of
     investments                     666,971        1,033,454        303,679        13,738       703,408
                                  ----------      -----------     ----------     ---------    ----------
Increase (decrease) in net
  assets from operations             952,370        1,199,153        617,080        36,909     1,088,331
                                  ----------      -----------     ----------     ---------    ----------

From contract transactions:
   Payments received from
     contract owners                 250,242          277,292        169,560         4,375       176,980
   Payments for contract
     benefits or terminations       (226,186)        (250,696)      (215,180)      (11,977)     (244,373)
   Policy loans                      (12,699)         (40,034)        (5,033)          125          (395)
   Transfers between
     sub-accounts (including
     fixed account), net              36,632          165,416         46,265        (5,902)      317,338
   Contract maintenance
     charges                        (252,635)        (239,486)      (158,793)      (19,935)     (176,927)
                                  ----------      -----------     ----------     ---------    ----------
Increase (decrease) in net
  assets from contract
  transactions                      (204,646)         (87,508)      (163,181)      (33,314)       72,623
                                  ----------      -----------     ----------     ---------    ----------

Increase (decrease) in net
  assets                             747,724        1,111,645        453,899         3,595     1,160,954
Net assets at beginning of
  period                           3,975,629        4,661,628      2,688,879       325,886     2,556,044
                                  ----------      -----------     ----------     ---------    ----------
Net assets at end of period       $4,723,353      $ 5,773,273     $3,142,778     $ 329,481    $3,716,998
                                  ==========      ===========     ==========     =========    ==========

Beginning units                      368,979          233,442        152,465        20,656       127,750
Units issued                          21,498           44,178         19,357           360        22,042
Units redeemed                       (37,717)         (39,075)       (24,771)       (2,327)      (18,850)
                                  ----------      -----------     ----------     ---------    ----------
Ending units                         352,760          238,545        147,051        18,689       130,942
                                  ==========      ===========     ==========     =========    ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                         Neuberger   Neuberger    Neuberger  Oppenheimer
                                         Berman AMT  Berman AMT  Berman AMT  Conservative Oppenheimer
                                         Large Cap    Mid Cap    Sustainable   Balanced     Global
                                           Value       Growth      Equity    Fund/VA Non  Fund/VA Non
                                         Portfolio   Portfolio    Portfolio    Service      Service
                                          Class I     Class I      Class I      Shares      Shares
                                         ---------- -----------  ----------- ------------ -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                              $   320   $        --   $    687    $   25,560  $    75,854
   Mortality and expense risk and
     administrative charges                  (138)      (28,241)      (556)       (5,444)     (32,501)
                                          -------   -----------   --------    ----------  -----------
   Net investment income (loss)               182       (28,241)       131        20,116       43,353
   Net realized gain (loss)                   450        86,706        581        16,393      385,539
   Capital gain distribution from
     mutual funds                           2,843       475,343      7,689        30,224      536,282
   Change in unrealized appreciation
     (depreciation) of investments         (3,909)     (899,181)   (16,983)     (139,762)  (1,948,806)
                                          -------   -----------   --------    ----------  -----------
Increase (decrease) in net assets from
  operations                                 (434)     (365,373)    (8,582)      (73,029)    (983,632)
                                          -------   -----------   --------    ----------  -----------

From contract transactions:
   Payments received from contract
     owners                                   300       306,498      7,161       130,937      429,791
   Payments for contract benefits or
     terminations                          (1,327)     (883,774)        --       (59,350)    (827,633)
   Policy loans                               206        (8,936)      (335)      (10,759)     (68,969)
   Transfers between sub-accounts
     (including fixed account), net           (98)       55,115         (4)      (16,783)    (126,100)
   Contract maintenance charges            (2,131)     (265,232)    (1,114)      (90,669)    (349,074)
                                          -------   -----------   --------    ----------  -----------
Increase (decrease) in net assets from
  contract transactions                    (3,050)     (796,329)     5,708       (46,624)    (941,985)
                                          -------   -----------   --------    ----------  -----------

Increase (decrease) in net assets          (3,484)   (1,161,702)    (2,874)     (119,653)  (1,925,617)
Net assets at beginning of period          29,018     6,640,794    132,321     1,318,894    8,328,431
                                          -------   -----------   --------    ----------  -----------
Net assets at end of period               $25,534   $ 5,479,092   $129,447    $1,199,241  $ 6,402,814
                                          =======   ===========   ========    ==========  ===========

Beginning units                             1,873       309,688      6,411       104,560      400,569
Units issued                                   33        55,776        393        14,338       55,103
Units redeemed                               (232)      (80,405)      (118)      (17,998)     (96,514)
                                          -------   -----------   --------    ----------  -----------
Ending units                                1,674       285,059      6,686       100,900      359,158
                                          =======   ===========   ========    ==========  ===========

For the Year Ended December 31, 2017
From operations:
   Dividends                              $   166   $        --   $    637    $   24,957  $    69,540
   Mortality and expense risk and
     administrative charges                  (145)      (26,876)      (722)       (5,787)     (33,034)
                                          -------   -----------   --------    ----------  -----------
   Net investment income (loss)                21       (26,876)       (85)       19,170       36,506
   Net realized gain (loss)                 2,802      (115,465)    33,483        43,152      268,739
   Capital gain distribution from
     mutual funds                             775       120,492      4,584            --           --
   Change in unrealized appreciation
     (depreciation) of investments           (154)    1,351,362    (18,669)       44,479    1,963,196
                                          -------   -----------   --------    ----------  -----------
Increase (decrease) in net assets from
  operations                                3,444     1,329,513     19,313       106,801    2,268,441
                                          -------   -----------   --------    ----------  -----------

From contract transactions:
   Payments received from contract
     owners                                 5,230       238,213      8,390       108,987      398,341
   Payments for contract benefits or
     terminations                          (3,532)     (172,269)        --       (34,285)    (398,619)
   Policy loans                               240       (13,058)        --       (10,082)      (4,144)
   Transfers between sub-accounts
     (including fixed account), net        (2,765)       50,058         (4)       21,070        9,031
   Contract maintenance charges            (2,686)     (242,825)    (1,138)      (91,070)    (312,538)
                                          -------   -----------   --------    ----------  -----------
Increase (decrease) in net assets from
  contract transactions                    (3,513)     (139,881)     7,248        (5,380)    (307,929)
                                          -------   -----------   --------    ----------  -----------

Increase (decrease) in net assets             (69)    1,189,632     26,561       101,421    1,960,512
Net assets at beginning of period          29,087     5,451,162    105,760     1,217,473    6,367,919
                                          -------   -----------   --------    ----------  -----------
Net assets at end of period               $29,018   $ 6,640,794   $132,321    $1,318,894  $ 8,328,431
                                          =======   ===========   ========    ==========  ===========

Beginning units                             2,118       308,428      6,209       103,959      409,562
Units issued                                  390        53,855      6,294        24,289       83,539
Units redeemed                               (635)      (52,595)    (6,092)      (23,688)     (92,532)
                                          -------   -----------   --------    ----------  -----------
Ending units                                1,873       309,688      6,411       104,560      400,569
                                          =======   ===========   ========    ==========  ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                         Oppenheimer      PIMCO          PIMCO
                                            Global     CommodityRe    Global Bond
                                          Strategic      alReturn    Opportunities   PIMCO Real
                                            Income       Strategy      Portfolio       Return      PIMCO Short-
                                         Fund/VA Non-   Portfolio     (Unhedged)     Portfolio    Term Portfolio
                                           Service    Administrative Adminstrative Administrative Administrative
                                            Shares        Class          Class         Class          Class
                                         ------------ -------------- ------------- -------------- --------------
For the Year Ended December 31, 2018
From operations:
   Dividends                               $   212      $  15,285      $  18,987    $   195,417     $   79,969
   Mortality and expense risk and
     administrative charges                    (22)        (3,237)          (844)       (34,354)       (15,421)
                                           -------      ---------      ---------    -----------     ----------
   Net investment income (loss)                190         12,048         18,143        161,063         64,548
   Net realized gain (loss)                    (65)        33,504         (4,306)      (160,442)         5,990
   Capital gain distribution from
     mutual funds                               --             --            845             --          4,636
   Change in unrealized appreciation
     (depreciation) of investments            (338)      (146,982)       (25,736)      (214,914)       (34,478)
                                           -------      ---------      ---------    -----------     ----------
Increase (decrease) in net assets from
  operations                                  (213)      (101,430)       (11,054)      (214,293)        40,696
                                           -------      ---------      ---------    -----------     ----------

From contract transactions:
   Payments received from contract
     owners                                     --         91,823         60,129        649,447        289,410
   Payments for contract benefits or
     terminations                               --       (113,572)        (2,775)      (731,322)      (257,019)
   Policy loans                                206         11,546         (4,142)            (2)       (13,061)
   Transfers between sub-accounts
     (including fixed account), net              2        (28,291)       227,866            (75)       183,264
   Contract maintenance charges             (1,519)       (66,656)      (150,283)      (705,277)      (287,759)
                                           -------      ---------      ---------    -----------     ----------
Increase (decrease) in net assets from
  contract transactions                     (1,311)      (105,150)       130,795       (787,229)       (85,165)
                                           -------      ---------      ---------    -----------     ----------

Increase (decrease) in net assets           (1,524)      (206,580)       119,741     (1,001,522)       (44,469)
Net assets at beginning of period            5,034        793,866        185,779      8,525,775      3,716,064
                                           -------      ---------      ---------    -----------     ----------
Net assets at end of period                $ 3,510      $ 587,286      $ 305,520    $ 7,524,253     $3,671,595
                                           =======      =========      =========    ===========     ==========

Beginning units                                447        133,947         15,207        635,394        318,961
Units issued                                    23         27,708         19,623         48,837         69,291
Units redeemed                                (143)       (51,611)        (6,624)      (106,766)       (74,838)
                                           -------      ---------      ---------    -----------     ----------
Ending units                                   327        110,044         28,206        577,465        313,414
                                           =======      =========      =========    ===========     ==========

For the Year Ended December 31, 2017
From operations:
   Dividends                               $   131      $  87,516      $   3,556    $   215,470     $   64,842
   Mortality and expense risk and
     administrative charges                    (22)        (3,794)          (536)       (39,352)       (16,833)
                                           -------      ---------      ---------    -----------     ----------
   Net investment income (loss)                109         83,722          3,020        176,118         48,009
   Net realized gain (loss)                     22         63,425         (1,481)      (155,852)         5,430
   Change in unrealized appreciation
     (depreciation) of investments              88       (135,776)        11,328        269,502         20,629
                                           -------      ---------      ---------    -----------     ----------
Increase (decrease) in net assets from
  operations                                   219         11,371         12,867        289,768         74,068
                                           -------      ---------      ---------    -----------     ----------

From contract transactions:
   Payments received from contract
     owners                                  4,854         88,145         18,962        650,535        289,187
   Payments for contract benefits or
     terminations                               (4)       (25,215)       (35,628)      (319,449)      (308,743)
   Policy loans                                197          7,549          4,732        (30,157)        23,639
   Transfers between sub-accounts
     (including fixed account), net             --        (32,095)        19,634       (951,265)        52,067
   Contract maintenance charges             (1,210)       (68,477)        (8,337)      (771,113)      (272,100)
                                           -------      ---------      ---------    -----------     ----------
Increase (decrease) in net assets from
  contract transactions                      3,837        (30,093)          (637)    (1,421,449)      (215,950)
                                           -------      ---------      ---------    -----------     ----------

Increase (decrease) in net assets            4,056        (18,722)        12,230     (1,131,681)      (141,882)
Net assets at beginning of period              978        812,588        173,549      9,657,456      3,857,946
                                           -------      ---------      ---------    -----------     ----------
Net assets at end of period                $ 5,034      $ 793,866      $ 185,779    $ 8,525,775     $3,716,064
                                           =======      =========      =========    ===========     ==========

Beginning units                                 92        147,382         15,724        736,554        335,790
Units issued                                   470         34,337          7,971         75,406         64,205
Units redeemed                                (115)       (47,772)        (8,488)      (176,566)       (81,034)
                                           -------      ---------      ---------    -----------     ----------
Ending units                                   447        133,947         15,207        635,394        318,961
                                           =======      =========      =========    ===========     ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                          PIMCO Total                               Pioneer Select
                                             Return                    Pioneer Mid     Mid Cap      Putnam VT
                                           Portfolio    Pioneer Fund    Cap Value       Growth     Diversified
                                         Administrative VCT Portfolio VCT Portfolio VCT Portfolio  Income Fund
                                             Class         Class I       Class I       Class I      Class IB
                                         -------------- ------------- ------------- -------------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                              $   310,738    $   20,821    $    7,404     $       --   $  255,487
   Mortality and expense risk and
     administrative charges                   (53,369)       (8,606)       (4,737)       (14,003)     (24,592)
                                          -----------    ----------    ----------     ----------   ----------
   Net investment income (loss)               257,369        12,215         2,667        (14,003)     230,895
   Net realized gain (loss)                  (136,738)     (156,113)      (15,778)        63,710     (141,947)
   Capital gain distribution from
     mutual funds                             144,721       447,271        85,658        382,782           --
   Change in unrealized appreciation
     (depreciation) of investments           (392,951)     (327,763)     (273,426)      (614,592)    (159,683)
                                          -----------    ----------    ----------     ----------   ----------
Increase (decrease) in net assets from
  operations                                 (127,599)      (24,390)     (200,879)      (182,103)     (70,735)
                                          -----------    ----------    ----------     ----------   ----------

From contract transactions:
   Payments received from contract
     owners                                   963,887        53,627        60,411        123,605      209,580
   Payments for contract benefits or
     terminations                          (1,025,645)      (66,637)     (219,900)      (149,562)    (346,262)
   Policy loans                                28,198        (6,820)       (2,497)       (66,421)     (13,890)
   Transfers between sub-accounts
     (including fixed account), net           537,976       (69,472)      (39,580)          (994)      68,408
   Contract maintenance charges            (1,017,685)      (68,233)      (32,362)      (126,328)    (363,946)
                                          -----------    ----------    ----------     ----------   ----------
Increase (decrease) in net assets from
  contract transactions                      (513,269)     (157,535)     (233,928)      (219,700)    (446,110)
                                          -----------    ----------    ----------     ----------   ----------

Increase (decrease) in net assets            (640,868)     (181,925)     (434,807)      (401,803)    (516,845)
Net assets at beginning of period.......   12,770,068     1,837,936     1,228,114      2,961,550    6,182,584
                                          -----------    ----------    ----------     ----------   ----------
Net assets at end of period               $12,129,200    $1,656,011    $  793,307     $2,559,747   $5,665,739
                                          ===========    ==========    ==========     ==========   ==========

Beginning units                               846,327        93,667        62,494        115,493      325,506
Units issued                                  170,654        10,179        14,627         13,702       32,714
Units redeemed                               (188,141)      (17,895)      (26,697)       (22,252)     (57,376)
                                          -----------    ----------    ----------     ----------   ----------
Ending units                                  828,840        85,951        50,424        106,943      300,844
                                          ===========    ==========    ==========     ==========   ==========

For the Year Ended December 31, 2017
From operations:
   Dividends                              $   264,943    $   20,209    $    9,991     $    2,076   $  333,763
   Mortality and expense risk and
     administrative charges                   (59,393)       (7,831)       (5,932)       (12,424)     (25,174)
                                          -----------    ----------    ----------     ----------   ----------
   Net investment income (loss)               205,550        12,378         4,059        (10,348)     308,589
   Net realized gain (loss)                  (111,164)      (18,789)       11,891         31,538     (167,659)
   Capital gain distribution from
     mutual funds                                  --       237,929        93,697         33,137           --
   Change in unrealized appreciation
     (depreciation) of investments            482,212        93,925        29,970        638,150      250,164
                                          -----------    ----------    ----------     ----------   ----------
Increase (decrease) in net assets from
  operations                                  576,598       325,443       139,617        692,477      391,094
                                          -----------    ----------    ----------     ----------   ----------

From contract transactions:
   Payments received from contract
     owners                                   887,705        58,511        64,810        121,671      165,969
   Payments for contract benefits or
     terminations                            (630,242)      (42,137)      (20,550)      (174,159)    (122,303)
   Policy loans                                (1,677)        3,506        (7,148)         5,707          942
   Transfers between sub-accounts
     (including fixed account), net          (603,602)       (4,133)      (28,659)       (34,142)     153,769
   Contract maintenance charges              (907,637)      (68,230)      (40,251)      (124,358)    (338,995)
                                          -----------    ----------    ----------     ----------   ----------
Increase (decrease) in net assets from
  contract transactions                    (1,255,453)      (52,483)      (31,798)      (205,281)    (140,618)
                                          -----------    ----------    ----------     ----------   ----------

Increase (decrease) in net assets            (678,855)      272,960       107,819        487,196      250,476
Net assets at beginning of period          13,448,923     1,564,976     1,120,295      2,474,354    5,932,108
                                          -----------    ----------    ----------     ----------   ----------
Net assets at end of period               $12,770,068    $1,837,936    $1,228,114     $2,961,550   $6,182,584
                                          ===========    ==========    ==========     ==========   ==========

Beginning units                               917,603        96,575        63,173        124,890      329,860
Units issued                                  162,859         1,628        22,597          4,099       47,439
Units redeemed                               (234,135)       (4,536)      (23,276)       (13,496)     (51,793)
                                          -----------    ----------    ----------     ----------   ----------
Ending units                                  846,327        93,667        62,494        115,493      325,506
                                          ===========    ==========    ==========     ==========   ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                         Putnam VT     Putnam VT     Putnam VT   Putnam VT
                                           Putnam VT    Growth and      Growth     International Small Cap
                                         Equity Income  Income Fund  Opportunities  Value Fund   Value Fund
                                         Fund Class IB      IB       Fund Class IB   Class IB     Class IB
                                         ------------- ------------  ------------- ------------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                              $    93,111  $         --    $     --     $    83,041   $    886
   Mortality and expense risk and
     administrative charges                   (57,489)           --        (952)        (17,925)      (906)
                                          -----------  ------------    --------     -----------   --------
   Net investment income (loss)                35,622            --        (952)         65,116        (20)
   Net realized gain (loss)                   129,977            --         923         136,377    (18,722)
   Capital gain distribution from
     mutual funds                             597,217            --      10,975              --     67,607
   Change in unrealized appreciation
     (depreciation) of investments         (1,891,144)           --      (7,827)       (912,709)   (89,956)
                                          -----------  ------------    --------     -----------   --------
Increase (decrease) in net assets from
  operations                               (1,128,328)           --       3,119        (711,216)   (41,091)
                                          -----------  ------------    --------     -----------   --------

From contract transactions:
   Payments received from contract
     owners                                   554,775            20       6,187         344,288      6,392
   Payments for contract benefits or
     terminations                            (657,956)           --          --        (505,926)   (42,695)
   Policy loans                               (38,919)          (38)        (38)        (17,213)      (869)
   Transfers between sub-accounts
     (including fixed account), net           168,182           952        (896)        (98,820)      (207)
   Contract maintenance charges              (767,213)         (934)     (4,356)       (301,702)    (7,644)
                                          -----------  ------------    --------     -----------   --------
Increase (decrease) in net assets from
  contract transactions                      (741,131)           --         897        (579,373)   (45,023)
                                          -----------  ------------    --------     -----------   --------

Increase (decrease) in net assets          (1,869,459)           --       4,016      (1,290,589)   (86,114)
Net assets at beginning of period          13,587,892            --     173,600       4,380,642    243,156
                                          -----------  ------------    --------     -----------   --------
Net assets at end of period               $11,718,433  $         --    $177,616     $ 3,090,053   $157,042
                                          ===========  ============    ========     ===========   ========

Beginning units                               804,976            --      41,838         401,810     11,455
Units issued                                   37,605             9         819          57,820      1,969
Units redeemed                                (80,953)           (9)       (636)       (107,807)    (4,384)
                                          -----------  ------------    --------     -----------   --------
Ending units                                  761,628            --      42,021         351,823      9,040
                                          ===========  ============    ========     ===========   ========

For the Year Ended December 31, 2017
From operations:
   Dividends                              $        --  $    256,780    $    162     $    61,649   $  1,615
   Mortality and expense risk and
     administrative charges                   (34,644)      (19,400)       (805)        (20,233)    (1,057)
                                          -----------  ------------    --------     -----------   --------
   Net investment income (loss)               (34,644)      237,380        (643)         41,416        558
   Net realized gain (loss)                    31,354     2,198,732       2,310         165,323      1,218
   Capital gain distribution from
     mutual funds                                  --     1,427,565       2,085              --      9,169
   Change in unrealized appreciation
     (depreciation) of investments          1,550,922    (3,270,214)     38,278         680,135      5,888
                                          -----------  ------------    --------     -----------   --------
Increase (decrease) in net assets from
  operations                                1,547,632       593,463      42,030         886,874     16,833
                                          -----------  ------------    --------     -----------   --------

From contract transactions:
   Payments received from contract
     owners                                   354,579       213,497       6,187         346,186      7,195
   Payments for contract benefits or
     terminations                            (218,976)     (191,848)         --        (239,961)      (884)
   Policy loans                               (15,618)       (6,588)        (36)        (18,292)    (2,613)
   Transfers between sub-accounts
     (including fixed account), net        12,981,324   (12,359,272)     (8,703)        (77,289)      (285)
   Contract maintenance charges            (1,061,049)     (280,264)     (4,913)       (319,259)    (7,053)
                                          -----------  ------------    --------     -----------   --------
Increase (decrease) in net assets from
  contract transactions                    12,040,260   (12,624,475)     (7,465)       (308,615)    (3,640)
                                          -----------  ------------    --------     -----------   --------

Increase (decrease) in net assets          13,587,892   (12,031,012)     34,565         578,259     13,193
Net assets at beginning of period                  --    12,031,012     139,035       3,802,383    229,963
                                          -----------  ------------    --------     -----------   --------
Net assets at end of period               $13,587,892  $         --    $173,600     $ 4,380,642   $243,156
                                          ===========  ============    ========     ===========   ========

Beginning units                                    --       663,437      43,644         422,085     11,580
Units issued                                  846,943        11,495       1,016          92,263        321
Units redeemed                                (41,967)     (674,932)     (2,822)       (112,538)      (446)
                                          -----------  ------------    --------     -----------   --------
Ending units                                  804,976            --      41,838         401,810     11,455
                                          ===========  ============    ========     ===========   ========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                      SAST SA    SAST SA
                                                      SST SA Multi-  JPMorgan    WellsCap     VALIC
                                          Putnam VT    Managed Mid  Diversified Aggressive  Company I
                                         Sustainable    Cap Value    Balanced     Growth     Dynamic
                                         Leaders Fund   Portfolio    Portfolio  Portfolio   Allocation
                                           Class IB      Class 3      Class 1    Class 1       Fund
                                         ------------ ------------- ----------- ----------  ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                               $    --      $     348   $   42,444  $       --  $   28,190
   Mortality and expense risk and
     administrative charges                   (226)          (135)     (11,584)     (8,146)     (6,965)
                                           -------      ---------   ----------  ----------  ----------
   Net investment income (loss)               (226)           213       30,860      (8,146)     21,225
   Net realized gain (loss)                    973           (413)      37,073     175,517      60,521
   Capital gain distribution from
     mutual funds                            5,521          3,565      167,938     258,158      85,259
   Change in unrealized appreciation
     (depreciation) of investments          (6,986)        (9,961)    (465,685)   (591,676)   (417,988)
                                           -------      ---------   ----------  ----------  ----------
Increase (decrease) in net assets from
  operations                                  (718)        (6,596)    (229,814)   (166,147)   (250,983)
                                           -------      ---------   ----------  ----------  ----------

From contract transactions:
   Payments received from contract
     owners                                    813         12,832      182,218     110,573     670,230
   Payments for contract benefits or
     terminations                               --           (419)    (286,923)   (405,129)    (15,602)
   Policy loans                                 --            408       (4,585)    (26,051)         --
   Transfers between sub-accounts
     (including fixed account), net         (1,024)         3,125      205,003     414,885   1,576,000
   Contract maintenance charges               (993)        (7,414)    (156,206)    (60,335)   (639,870)
                                           -------      ---------   ----------  ----------  ----------
Increase (decrease) in net assets from
  contract transactions                     (1,204)         8,532      (60,493)     33,943   1,590,758
                                           -------      ---------   ----------  ----------  ----------

Increase (decrease) in net assets           (1,922)         1,936     (290,307)   (132,204)  1,339,775
Net assets at beginning of period           42,592         45,247    2,944,647   1,726,026   2,099,939
                                           -------      ---------   ----------  ----------  ----------
Net assets at end of period                $40,670      $  47,183   $2,654,340  $1,593,822  $3,439,714
                                           =======      =========   ==========  ==========  ==========

Beginning units                              1,635          3,519      160,121      93,007     174,429
Units issued                                    28          1,407       32,937      44,050     198,425
Units redeemed                                 (69)          (675)     (28,228)    (45,117)    (53,070)
                                           -------      ---------   ----------  ----------  ----------
Ending units                                 1,594          4,251      164,830      91,940     319,784
                                           =======      =========   ==========  ==========  ==========

For the Year Ended December 31, 2017
From operations:
   Dividends                               $   248      $     450   $   45,484  $       --  $   24,552
   Mortality and expense risk and
     administrative charges                   (195)           (75)     (10,934)     (7,978)       (447)
                                           -------      ---------   ----------  ----------  ----------
   Net investment income (loss)                 53            375       34,550      (7,978)     24,105
   Net realized gain (loss)                  1,722          6,824       58,768     254,902       5,178
   Capital gain distribution from
     mutual funds                            2,815          5,371      136,905          --       9,509
   Change in unrealized appreciation
     (depreciation) of investments           5,078         (1,805)     133,634     140,418     261,005
                                           -------      ---------   ----------  ----------  ----------
Increase (decrease) in net assets from
  operations                                 9,668         10,765      363,857     387,342     299,797
                                           -------      ---------   ----------  ----------  ----------

From contract transactions:
   Payments received from contract
     owners                                    515          1,366      135,109      82,532      16,058
   Payments for contract benefits or
     terminations                           (3,516)            --      (33,958)   (140,636)         --
   Policy loans                                 44             --       (9,114)     (5,024)         --
   Transfers between sub-accounts
     (including fixed account), net          1,060       (100,669)      54,534     157,555     593,303
   Contract maintenance charges               (745)          (430)    (132,575)    (61,286)    (12,943)
                                           -------      ---------   ----------  ----------  ----------
Increase (decrease) in net assets from
  contract transactions                     (2,642)       (99,733)      13,996      33,141     596,418
                                           -------      ---------   ----------  ----------  ----------

Increase (decrease) in net assets            7,026        (88,968)     377,853     420,483     896,215
Net assets at beginning of period           35,566        134,215    2,566,794   1,305,543   1,203,724
                                           -------      ---------   ----------  ----------  ----------
Net assets at end of period                $42,592      $  45,247   $2,944,647  $1,726,026  $2,099,939
                                           =======      =========   ==========  ==========  ==========

Beginning units                              1,756         11,944      157,818      91,749     120,660
Units issued                                    92          1,076       24,336      42,182      72,716
Units redeemed                                (213)        (9,501)     (22,033)    (40,924)    (18,947)
                                           -------      ---------   ----------  ----------  ----------
Ending units                                 1,635          3,519      160,121      93,007     174,429
                                           =======      =========   ==========  ==========  ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                 VALIC      VALIC         VALIC
                               Company I  Company I     Company I       VALIC        VALIC
                               Emerging   Government  International   Company I    Company I
                               Economies Money Market   Equities    International   Mid Cap
                                 Fund       I Fund     Index Fund    Value Fund    Index Fund
                               --------- ------------ ------------- ------------- -----------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                   $  1,286  $   114,383   $   56,860     $  1,145    $   175,550
   Mortality and expense risk
     and administrative
     charges                       (252)     (39,995)     (12,146)        (187)       (70,766)
                               --------  -----------   ----------     --------    -----------
   Net investment income
     (loss)                       1,034       74,388       44,714          958        104,784
   Net realized gain (loss)       3,912           --       67,874        2,107        524,310
   Capital gain distribution
     from mutual funds               --           --           --           --      1,037,039
   Change in unrealized
     appreciation
     (depreciation) of
     investments                (24,894)          --     (545,872)     (14,616)    (3,432,032)
                               --------  -----------   ----------     --------    -----------
Increase (decrease) in net
  assets from operations        (19,948)      74,388     (433,284)     (11,551)    (1,765,899)
                               --------  -----------   ----------     --------    -----------

From contract transactions:
   Payments received from
     contract owners             19,278      875,880      191,009       19,998        632,074
   Payments for contract
     benefits or terminations    (9,536)  (2,088,176)    (117,285)      (7,961)    (1,522,446)
   Policy loans                      --      234,710          977           --         (5,830)
   Transfers between
     sub-accounts (including
     fixed account), net         35,754    1,070,857      217,876        5,847        (59,249)
   Contract maintenance
     charges                    (12,781)  (1,006,312)    (131,408)      (8,728)      (698,765)
                               --------  -----------   ----------     --------    -----------

Increase (decrease) in net
  assets from contract
  transactions                   32,715     (913,041)     161,169        9,156     (1,654,216)
                               --------  -----------   ----------     --------    -----------
Increase (decrease) in net
  assets                         12,767     (838,653)    (272,115)      (2,395)    (3,420,115)
Net assets at beginning of
  period                         84,620    9,151,018    2,865,338       59,127     16,438,059
                               --------  -----------   ----------     --------    -----------
Net assets at end of period    $ 97,387  $ 8,312,365   $2,593,223     $ 56,732    $13,017,944
                               ========  ===========   ==========     ========    ===========

Beginning units                   7,103      934,888      248,253        5,498        689,546
Units issued                      5,982      546,118       79,139        3,158         77,406
Units redeemed                   (2,849)    (641,574)     (63,699)      (2,105)      (145,239)
                               --------  -----------   ----------     --------    -----------
Ending units                     10,236      839,432      263,693        6,551        621,713
                               ========  ===========   ==========     ========    ===========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                   $    839  $    41,439   $   64,411     $    877    $   180,860
   Mortality and expense risk
     and administrative
     charges                        (81)     (51,218)     (12,010)          (5)       (70,475)
                               --------  -----------   ----------     --------    -----------
   Net investment income
     (loss)                         758       (9,779)      52,401          872        110,385
   Net realized gain (loss)       1,835           --       65,409        1,283        524,113
   Capital gain distribution
     from mutual funds               --           --           --           --      1,238,490
   Change in unrealized
     appreciation
     (depreciation) of
     investments                 19,343           --      427,544        5,522        373,094
                               --------  -----------   ----------     --------    -----------
Increase (decrease) in net
  assets from operations         21,936       (9,779)     545,354        7,677      2,246,082
                               --------  -----------   ----------     --------    -----------

From contract transactions:
   Payments received from
     contract owners              3,281    1,298,202      177,509        2,416        569,595
   Payments for contract
     benefits or terminations        --   (6,757,284)    (137,033)          --       (609,599)
   Policy loans                      --       82,190      107,095           --        (19,966)
   Transfers between
     sub-accounts (including
     fixed account), net         10,518    4,757,694       73,461        7,258       (127,826)
   Contract maintenance
     charges                     (1,867)  (1,227,828)    (118,566)        (509)      (677,655)
                               --------  -----------   ----------     --------    -----------
Increase (decrease) in net
  assets from contract
  transactions                   11,932   (1,847,026)     102,466        9,165       (865,451)
                               --------  -----------   ----------     --------    -----------

Increase (decrease) in net
  assets                         33,868   (1,856,805)     647,820       16,842      1,380,631
Net assets at beginning of
  period                         50,752   11,007,823    2,217,518       42,285     15,057,428
                               --------  -----------   ----------     --------    -----------
Net assets at end of period    $ 84,620  $ 9,151,018   $2,865,338     $ 59,127    $16,438,059
                               ========  ===========   ==========     ========    ===========

Beginning units                   6,051    1,113,874      230,323        4,634        723,227
Units issued                      1,847    1,323,439       76,488        1,727         89,019
Units redeemed                     (795)  (1,502,425)     (58,558)        (863)      (122,700)
                               --------  -----------   ----------     --------    -----------
Ending units                      7,103      934,888      248,253        5,498        689,546
                               ========  ===========   ==========     ========    ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                             VALIC
                                 VALIC     Company I      VALIC        VALIC       VALIC
                               Company I   Science &    Company I    Company I   Company II
                               Nasdaq-100  Technology   Small Cap   Stock Index   Mid Cap
                               Index Fund     Fund      Index Fund     Fund      Value Fund
                               ----------  ----------  -----------  -----------  ----------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                   $   37,320  $       --  $    80,068  $   366,524   $    252
   Mortality and expense risk
     and administrative
     charges                      (33,919)    (18,749)     (35,335)     (97,047)      (185)
                               ----------  ----------  -----------  -----------   --------
   Net investment income
     (loss)                         3,401     (18,749)      44,733      269,477         67
   Net realized gain (loss)       693,128     207,649      356,301    1,363,580        (79)
   Capital gain distribution
     from mutual funds            324,355     323,690      453,203      802,333      4,585
   Change in unrealized
     appreciation
     (depreciation) of
     investments                 (982,797)   (665,958)  (1,654,971)  (3,393,048)   (14,880)
                               ----------  ----------  -----------  -----------   --------
Increase (decrease) in net
  assets from operations           38,087    (153,368)    (800,734)    (957,658)   (10,307)
                               ----------  ----------  -----------  -----------   --------

From contract transactions:
   Payments received from
     contract owners              222,177     169,972      402,345    1,001,680     23,685
   Payments for contract
     benefits or terminations    (629,542)   (154,700)  (1,086,327)  (1,832,673)      (891)
   Policy loans                    38,449         (96)         391      (63,761)        --
   Transfers between
     sub-accounts (including
     fixed account), net         (406,816)    632,427      (35,698)    (568,658)     3,163
   Contract maintenance
     charges                     (215,479)   (119,856)    (351,878)  (1,323,367)   (10,571)
                               ----------  ----------  -----------  -----------   --------

Increase (decrease) in net
  assets from contract
  transactions                   (991,211)    527,747   (1,071,167)  (2,786,779)    15,386
                               ----------  ----------  -----------  -----------   --------
Increase (decrease) in net
  assets                         (953,124)    374,379   (1,871,901)  (3,744,437)     5,079
Net assets at beginning of
  period                        7,283,551   3,603,939    8,161,335   22,675,504     55,792
                               ----------  ----------  -----------  -----------   --------
Net assets at end of period    $6,330,427  $3,978,318  $ 6,289,434  $18,931,067   $ 60,871
                               ==========  ==========  ===========  ===========   ========

Beginning units                   222,786     120,251      359,948    1,022,435      4,131
Units issued                       32,350      40,304       54,780      103,478      2,063
Units redeemed                    (54,540)    (23,138)     (98,590)    (221,538)      (772)
                               ----------  ----------  -----------  -----------   --------
Ending units                      200,596     137,417      316,138      904,375      5,422
                               ==========  ==========  ===========  ===========   ========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                   $   47,345  $       --  $    79,571  $   313,909   $    240
   Mortality and expense risk
     and administrative
     charges                      (33,613)    (13,847)     (35,488)     (95,436)       (56)
                               ----------  ----------  -----------  -----------   --------
   Net investment income
     (loss)                        13,732     (13,847)      44,083      218,473        184
   Net realized gain (loss)       860,555     103,203      365,642      796,500       (228)
   Capital gain distribution
     from mutual funds            295,435     188,684      379,745      920,795      2,494
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  693,608     689,665      214,375    2,083,858      3,760
                               ----------  ----------  -----------  -----------   --------
Increase (decrease) in net
  assets from operations        1,863,330     967,705    1,003,845    4,019,626      6,210
                               ----------  ----------  -----------  -----------   --------

From contract transactions:
   Payments received from
     contract owners              252,634     115,588      339,464      962,673      3,031
   Payments for contract
     benefits or terminations    (281,207)    (81,834)    (320,022)    (654,736)        --
   Policy loans                    29,587     (25,726)     107,154      110,050         --
   Transfers between
     sub-accounts (including
     fixed account), net         (348,935)    355,175      (21,370)    (207,311)    15,498
   Contract maintenance
     charges                     (218,209)    (90,186)    (284,373)  (1,229,586)    (2,326)
                               ----------  ----------  -----------  -----------   --------
Increase (decrease) in net
  assets from contract
  transactions                   (566,130)    273,017     (179,147)  (1,018,910)    16,203
                               ----------  ----------  -----------  -----------   --------

Increase (decrease) in net
  assets                        1,297,200   1,240,722      824,698    3,000,716     22,413
Net assets at beginning of
  period                        5,986,351   2,363,217    7,336,637   19,674,788     33,379
                               ----------  ----------  -----------  -----------   --------
Net assets at end of period    $7,283,551  $3,603,939  $ 8,161,335  $22,675,504   $ 55,792
                               ==========  ==========  ===========  ===========   ========

Beginning units                   240,528     110,255      362,797    1,064,879      2,807
Units issued                       47,811      28,092       82,456      124,941      1,605
Units redeemed                    (65,553)    (18,096)     (85,305)    (167,385)      (281)
                               ----------  ----------  -----------  -----------   --------
Ending units                      222,786     120,251      359,948    1,022,435      4,131
                               ==========  ==========  ===========  ===========   ========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                  VALIC
                               Company II    VALIC
                                Socially   Company II  Vanguard VIF   Vanguard VIF
                               Responsible Strategic    High Yield     Real Estate
                                  Fund     Bond Fund  Bond Portfolio Index Portfolio
                               ----------- ---------- -------------- ---------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                     $   672    $  6,950    $  321,566     $   379,988
   Mortality and expense risk
     and administrative
     charges                        (168)       (546)      (33,487)        (55,268)
                                 -------    --------    ----------     -----------
   Net investment income
     (loss)                          504       6,404       288,079         324,720
   Net realized gain (loss)        1,019        (132)      (23,855)        (75,523)
   Capital gain distribution
     from mutual funds               768          --            --         465,939
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  (4,673)    (13,481)     (476,870)     (1,441,103)
                                 -------    --------    ----------     -----------
Increase (decrease) in net
  assets from operations          (2,382)     (7,209)     (212,646)       (725,967)
                                 -------    --------    ----------     -----------

From contract transactions:
   Payments received from
     contract owners               8,793      31,500       467,492         746,179
   Payments for contract
     benefits or terminations         --     (11,531)     (562,468)       (849,205)
   Policy loans                       --      (2,074)       19,612          12,462
   Transfers between
     sub-accounts (including
     fixed account), net          (1,909)     37,959        39,013         (38,275)
   Contract maintenance
     charges                      (5,367)    (18,048)     (431,445)       (626,555)
                                 -------    --------    ----------     -----------

Increase (decrease) in net
  assets from contract
  transactions                     1,517      37,806      (467,796)       (755,394)
                                 -------    --------    ----------     -----------
Increase (decrease) in net
  assets                            (865)     30,597      (680,442)     (1,481,361)
Net assets at beginning of
  period                          40,460     172,262     6,909,788      13,145,749
                                 -------    --------    ----------     -----------
Net assets at end of period      $39,595    $202,859    $6,229,346     $11,664,388
                                 =======    ========    ==========     ===========

Beginning units                    2,605      15,518       358,684         697,040
Units issued                         489       6,962        47,160          71,634
Units redeemed                      (393)     (3,164)      (70,171)       (107,833)
                                 -------    --------    ----------     -----------
Ending units                       2,701      19,316       335,673         660,841
                                 =======    ========    ==========     ===========

For the Year Ended
  December 31, 2017
From operations:
   Dividends                     $   486    $  5,526    $  328,849     $   332,776
   Mortality and expense risk
     and administrative
     charges                         (92)       (187)      (35,552)        (61,883)
                                 -------    --------    ----------     -----------
   Net investment income
     (loss)                          394       5,339       293,297         270,893
   Net realized gain (loss)           98          73        14,263         190,217
   Capital gain distribution
     from mutual funds             2,392          --            --         593,451
   Change in unrealized
     appreciation
     (depreciation) of
     investments                   3,717       5,131       119,791        (486,562)
                                 -------    --------    ----------     -----------
Increase (decrease) in net
  assets from operations           6,601      10,543       427,351         567,999
                                 -------    --------    ----------     -----------

From contract transactions:
   Payments received from
     contract owners               5,783       8,921       454,584         753,037
   Payments for contract
     benefits or terminations         --     (37,501)     (240,629)       (818,346)
   Policy loans                       --       4,320         1,068         (61,665)
   Transfers between
     sub-accounts (including
     fixed account), net             912      51,890        42,342        (421,825)
   Contract maintenance
     charges                      (3,693)     (5,232)     (440,295)       (626,822)
                                 -------    --------    ----------     -----------
Increase (decrease) in net
  assets from contract
  transactions                     3,002      22,398      (182,930)     (1,175,621)
                                 -------    --------    ----------     -----------

Increase (decrease) in net
  assets                           9,603      32,941       244,421        (607,622)
Net assets at beginning of
  period                          30,857     139,321     6,665,367      13,753,371
                                 -------    --------    ----------     -----------
Net assets at end of period      $40,460    $172,262    $6,909,788     $13,145,749
                                 =======    ========    ==========     ===========

Beginning units                    2,355      13,302       366,167         752,358
Units issued                         675       6,960        70,682         100,183
Units redeemed                      (425)     (4,744)      (78,165)       (155,501)
                                 -------    --------    ----------     -----------
Ending units                       2,605      15,518       358,684         697,040
                                 =======    ========    ==========     ===========

The accompanying Notes to Financial Statements are an integral part of this statement.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Organization

Separate Account VL-R (the Separate Account) is a segregated investment account established by American General Life Insurance Company (the Company) to receive and invest premium payments from variable universal life insurance policies issued by the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account includes the following products:

AG Corporate Investor/(b)/              Platinum Investor II/(b)/
AG Income Advantage VUL/(b)/            Platinum Investor III/(b)/
AG Legacy Plus/(b)/                     Platinum Investor IV/(b)/
AG Platinum Choice VUL 2/(a)/           Platinum Investor PLUS/(b)/
Corporate America/(b)/                  Platinum Investor Survivor/(b)/
Corporate Investor Select/(b)/          Platinum Investor Survivor II/(b)/
Income Advantage Select/(b)/            Platinum Investor VIP/(b)/
Platinum Investor FlexDirector/(b)/     Protection Advantage Select/(b)/
Platinum Investor I/(b)/                Survivor Advantage/(b)/

(a)On November 6, 2014 this product was introduced and is currently offered for sale. The name was changed from AG Platinum Choice VUL to AG Platinum Choice VUL 2 on July 3, 2017.

(b)These products are no longer available for sale.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the years in the period then ended, all periods to reflect a full twelve month period, except as noted below.

The Alger Portfolios (Alger)
Alger Capital Appreciation Portfolio     Alger Mid Cap Growth Portfolio
  Class I-2 Shares                         Class I-2 Shares

American Century Variable Portfolios, Inc. (American Century VP)
American Century VP Value Fund Class I

American Funds Insurance Series (American Funds IS)
American Funds IS Asset Allocation       American Funds IS Growth-Income Fund
  Fund Class 2                             Class 2
American Funds IS Global Growth Fund     American Funds IS High-Income Bond
  Class 2                                  Fund Class 2
American Funds IS Growth Fund Class 2    American Funds IS International Fund
                                           Class 2

Anchor Series Trust (AST)/(a)/
AST SA Wellington Capital Appreciation   AST SA Wellington Government and
  Portfolio Class 3                        Quality Bond Portfolio Class 3

Dreyfus Investment Portfolios (Dreyfus IP)
Dreyfus IP MidCap Stock Portfolio
  Initial Shares

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Dreyfus Variable Investment Fund
  (Dreyfus VIF)
Dreyfus VIF International Value         Dreyfus VIF Quality Bond Portfolio
  Portfolio Initial Shares                Initial Shares
Dreyfus VIF Opportunistic Small Cap
  Portfolio Initial Shares

Fidelity Variable Insurance Products
(Fidelity VIP)
Fidelity VIP Asset Manager Portfolio    Fidelity VIP Freedom 2030 Portfolio
  Service Class 2                         Service Class 2
Fidelity VIP Contrafund Portfolio       Fidelity VIP Government Money Market
  Service Class 2                         Portfolio Service Class 2
Fidelity VIP Equity-Income Portfolio    Fidelity VIP Growth Portfolio Service
  Service Class 2                         Class 2
Fidelity VIP Freedom 2020 Portfolio     Fidelity VIP Mid Cap Portfolio Service
  Service Class 2                         Class 2
Fidelity VIP Freedom 2025 Portfolio
  Service Class 2

Franklin Templeton Variable Insurance
  Products Trust (FTVIP)
FTVIP Franklin Mutual Shares VIP Fund   FTVIP Franklin U.S. Government
  Class 2                                 Securities VIP Fund Class 2
FTVIP Franklin Small Cap Value VIP      FTVIP Templeton Foreign VIP Fund
  Fund Class 2                            Class 2/(b)/
FTVIP Franklin Small-Mid Cap Growth
  VIP Fund Class 2

Goldman Sachs Variable Insurance Trust
  (Goldman Sachs VIT)
Goldman Sachs VIT Strategic Growth
  Fund Institutional Shares

Invesco Variable Insurance Funds
  (Invesco V.I.)
Invesco V.I. American Franchise Fund    Invesco V.I. Growth and Income Fund
  Series I                                Series I
Invesco V.I. Core Equity Fund Series I  Invesco V.I. High Yield Fund Series I
Invesco V.I. Global Real Estate Fund    Invesco V.I. International Growth Fund
  Series I                                Series I
Invesco V.I. Government Securities
  Fund Series I

Janus Aspen Series
Janus Henderson Enterprise Portfolio    Janus Henderson Global Research
  Service Shares                          Portfolio Service Shares
Janus Henderson Forty Portfolio         Janus Henderson Overseas Portfolio
  Service Shares                          Service Shares

JP Morgan Insurance Trust (JP Morgan)
JPMorgan Insurance Trust Core Bond      JPMorgan Insurance Trust Small Cap
  Portfolio Class 1                       Core Portfolio Class 1
JPMorgan Insurance Trust Mid Cap Value
  Portfolio Class 1

MFS Variable Insurance Trust (MFS VIT)
MFS VIT Growth Series Initial Class     MFS VIT Research Series Initial Class
MFS VIT II Core Equity Portfolio        MFS VIT Total Return Series Initial
  Initial Class                           Class
MFS VIT New Discovery Series Initial
  Class

Morgan Stanley Variable Insurance
  Fund, Inc. (Morgan Stanley VIF)
Morgan Stanley VIF Growth Portfolio
  Class I

Neuberger Berman Advisers Management
  Trust (Neuberger Berman AMT)
Neuberger Berman AMT Large Cap Value    Neuberger Berman AMT Sustainable
  Portfolio Class I                       Equity Portfolio Class I/(c)/
Neuberger Berman AMT Mid Cap Growth
  Portfolio Class I

Oppenheimer Variable Account Funds
  (Oppenheimer)
Oppenheimer Conservative Balanced       Oppenheimer Global Strategic Income
  Fund/VA Non Service Shares              Fund/VA Non-Service Shares
Oppenheimer Global Fund/VA Non Service
  Shares

PIMCO Variable Insurance Trust (PIMCO)
PIMCO CommodityRealReturn Strategy      PIMCO Short-Term Portfolio
  Portfolio Administrative Class          Administrative Class
PIMCO Global Bond Opportunities         PIMCO Total Return Portfolio
  Portfolio (Unhedged) Adminstrative      Administrative Class
  Class/(i)/
PIMCO Real Return Portfolio
  Administrative Class

Pioneer Variable Contracts Trust
  (Pioneer)
Pioneer Fund VCT Portfolio Class I      Pioneer Select Mid Cap Growth VCT
Pioneer Mid Cap Value VCT Portfolio       Portfolio Class I
  Class I

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


 Putnam Variable Trust (Putnam VT)
 Putnam VT Diversified Income Fund      Putnam VT International Value Fund
   Class IB                               Class IB
 Putnam VT Equity Income Fund           Putnam VT Small Cap Value Fund
   Class IB/(j)/                          Class IB
 Putnam VT Growth Opportunities Fund    Putnam VT Sustainable Leaders Fund
   Class IB                               Class IB/(d)/

 Seasons Series Trust (SST)/(a)/
 SST SA Multi-Managed Mid Cap Value
   Portfolio Class 3

 SunAmerica Series Trust (SAST)/(a)/
 SAST SA JPMorgan Diversified Balanced  SAST SA WellsCap Aggressive Growth
   Portfolio Class 1/(e)/                 Portfolio Class 1

 VALIC Company I/(f)/
 VALIC Company I Dynamic Allocation     VALIC Company I Mid Cap Index Fund
   Fund
 VALIC Company I Emerging Economies     VALIC Company I Nasdaq-100 Index Fund
   Fund
 VALIC Company I Government Money       VALIC Company I Science & Technology
   Market I Fund                          Fund
 VALIC Company I International          VALIC Company I Small Cap Index Fund
   Equities Index Fund
 VALIC Company I International Value    VALIC Company I Stock Index Fund
   Fund/(h)/

 VALIC Company II/(f)/
 VALIC Company II Mid Cap Value Fund    VALIC Company II Strategic Bond Fund
 VALIC Company II Socially Responsible
   Fund

 Vanguard Variable Insurance Fund
 (Vanguard VIF)
 Vanguard VIF High Yield Bond Portfolio Vanguard VIF Real Estate Index
                                          Portfolio/(g)/

(a)These are affiliated investment companies. SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to Anchor Series Trust, Seasons Series Trust, and SunAmerica Series Trust.

(b)Formerly FTVIP Templeton Foreign Securities Fund.

(c)Formerly Neuberger Berman AMT Socially Responsive Portfolio.

(d)Formerly Putnam VT Multi-Cap Growth Fund.

(e)Formerly SAST SA JPMorgan Balanced Portfolio

(f)VALIC Company I and II are affiliated investment companies. The Variable Annuity Life Insurance Company (VALIC), an affiliate of the Company, serves as the investment advisor to VALIC Company I and II series. VALIC Retirement Services Company, a direct, wholly owned subsidiary of VALIC, serves as the transfer agent and accounting services agent to VALIC Company I and II series. SunAmerica Asset Management LLC (SAAMCO), an affiliate of the Company, serves as investment sub-advisor to certain underlying mutual funds of VALIC Company I and II series.

(g)Formerly Vanguard VIF REIT Index Portfolio.

(h)Formerly VALIC Company I Foreign Value Fund.

(i)Formerly PIMCO VIT Global Bond Portfolio (Unhedged).

(j)The Putnam VT Growth and Income Fund, in operation for the period January 1, 2016 to May 12, 2017 (cessation of operations), merged into the Putnam VT Equity Income Fund, in operation for the period May 12, 2017 (commencement of operations) to December 31, 2017.

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Policy Loans: When a policy loan is made, the loan amount is transferred to the Company from the contract owner's selected investment, and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the contract owner's selected investment, after they are first used to repay all loans taken from the declared fixed interest account option.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Internal Rollovers: A contract owner with an eligible Company life insurance policy may elect to replace their existing policy with another insurance policy offered by the Company. Internal rollovers are included on the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets under contract transactions.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

.. Level 1-- Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

.. Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and administrative charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The administrative charge reimburses the Company for any administrative expenses incurred under the contract. This includes the expenses for administration and marketing. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

The exact rate depends on the particular product issued. Expense charges for each product are as follows:

                                               Mortality and
                                               Expense Risk
                                              Maximum Annual  First Reduction in Second Reduction in
                                                 Rate and       Mortality and       Mortality and
                                              Administrative   Expense Risk and   Expense Risk and
                                              Charges Maximum   Administrative     Administrative
Products                                        Annual Rate   Charges Rate/(a)/   Charges Rate/(b)/
--------                                      --------------- ------------------ -------------------
AG Corporate Investor                              0.65%             0.25%              0.25%
AG Income Advantage VUL                            0.70%             0.35%              0.15%
AG Legacy Plus                                     0.90%             0.25%              0.25%
AG Platinum Choice VUL 2                           0.70%             0.35%              0.20%
Corporate America                                  0.35%             0.10%              0.10%
Corporate America (reduced surrender charge)       0.65%             0.25%              0.25%
Corporate Investor Select                          0.65%             0.25%              0.25%
Income Advantage Select                            0.70%             0.35%              0.20%
Platinum Investor FlexDirector                     0.70%             0.25%              0.35%
Platinum Investor I                                0.75%             0.25%              0.25%
Platinum Investor II                               0.75%             0.25%              0.25%
Platinum Investor III                              0.70%             0.25%              0.35%
Platinum Investor IV                               0.70%             0.35%              0.25%
Platinum Investor PLUS                             0.70%             0.25%              0.35%
Platinum Investor Survivor                         0.40%             0.20%              0.10%
Platinum Investor Survivor II                      0.75%             0.25%              0.35%
Platinum Investor VIP                              0.70%             0.35%              0.20%
Protection Advantage Select                        0.70%             0.35%              0.20%
Survivor Advantage                                 0.70%             0.35%              0.20%

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


(a)  After 10th policy year.
(b)  After 20th policy year.

Contract Maintenance Charge: Monthly contract maintenance charges are paid to the Company for the administrative services provided under the current policies. The Company may deduct an additional monthly expense charge for expenses associated with acquisition, administrative and underwriting of your policy. The monthly expense charge is applied only against each $1,000 of coverage (if the policy offers both base and supplement coverage, then only each $1,000 of base coverage). This charge varies according to the ages, gender and the premium class of the insured, as well as the amount of coverage. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

The Company may charge a maximum fee of $12 for the monthly contract maintenance charge.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

The amount of the withdrawal charge depends on the age and other insurance characteristics of the insured person. For partial withdrawals, the Company may charge a maximum transaction fee per partial withdrawal equal to the lesser of 2 percent of the amount withdrawn or $25. Currently, a $10 transaction fee per policy is charged for each partial withdrawal.

Cost of Insurance Charge: Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction. The cost of insurance charge is included as part of the contract maintenance charges line of the Statements of Operations and Changes in Net Assets.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 is assessed on each transfer in excess of 12 transfers during the policy year.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.5 percent. The Company deducts from each premium payment a charge to cover costs associated with the issuance of the policy, administrative services the Company performs and a premium tax that is applicable to the Company in the state or other jurisdiction of the policy owner. Premium tax charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

A summary of premium tax charges follows:

Products                  Premium Tax Charge
--------                  ----------------------------------------------------
AG Corporate Investor/*/  4.00% up to the "target premium" and 5.00% on any premium amounts in excess of the "target premium" for policy years 1-3. 9.00% up to the "target premium" and 5.00% on any premium amounts in excess of the "target premium" for policy years 4-7. 5.00% of all premium payments in policy years 8 and thereafter.

AG Income Advantage VUL   5.00% of after-tax premium payment

AG Platinum Choice VUL 2  9.00% of after-tax premium payment

Corporate America/*/      9.00% up to the "target premium" and 5.00% on any
                          premium amounts in excess of the "target premium" for policy years 1-7. 5.00% of all premium payments in policy years 8 and thereafter.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Corporate Investor Select/*/    4.00% up to the "target premium" and 5.00% on
                                any premium amounts in excess of the "target premium" for policy years 1-3. 9.00% up to the "target premium" and 5.00% on any premium amounts in excess of the "target premium" for policy years 4-7. 5.00% of all premium payments in policy years 8 and thereafter.

Income Advantage Select         3.50% of each premium payment

Platinum Investor FlexDirector  3.50% of each premium payment

Platinum Investor I             3.50% of each premium payment

Platinum Investor II            3.50% of each premium payment

Platinum Investor III           3.50% of each premium payment

Platinum Investor IV            3.50% of each premium payment

Platinum Investor PLUS          3.50% of each premium payment

Platinum Investor Survivor      3.50% of each premium payment

Platinum Investor Survivor II   3.50% of each premium payment

Platinum Investor VIP           3.50% of each premium payment

Protection Advantage Select     3.50% of each premium payment

Survivor Advantage              3.50% of each premium payment

* The target premium is an amount of premium that is approximately equal to the seven-pay premium, which is the maximum amount of premium that may be paid without the policy becoming a modified endowment contract.

Optional Rider Charge: Monthly charges are deducted if the contract owner selects additional benefit riders. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the insured person or the specific coverage chosen under the rider. The rider charges are included as part of contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

Guaranteed Minimum Withdrawal Benefit (GMWB) Charge: Daily charges for the GMWB rider are assessed through the daily unit value calculation on all policies that have elected this option. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

The annualized GMWB charge is 0.75 percent, which may be increased to a maximum of 1.50 percent.

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                  Cost of    Proceeds
Sub-accounts                                                     Purchases  from Sales
------------                                                     ---------- ----------
Alger Capital Appreciation Portfolio Class I-2 Shares            $2,369,946 $1,910,884
Alger Mid Cap Growth Portfolio Class I-2 Shares                   1,293,608  1,336,950
American Century VP Value Fund Class I                            1,505,936  2,908,269
American Funds IS Asset Allocation Fund Class 2                   1,358,374    255,448
American Funds IS Global Growth Fund Class 2                        449,908    147,641
American Funds IS Growth Fund Class 2                             1,337,409    185,251
American Funds IS Growth-Income Fund Class 2                      1,271,037    467,583
American Funds IS High-Income Bond Fund Class 2                     195,729     66,004
American Funds IS International Fund Class 2                        404,108    204,755
AST SA Wellington Capital Appreciation Portfolio Class 3            155,586     52,712
AST SA Wellington Government and Quality Bond Portfolio Class 3      69,923     31,032
Dreyfus IP MidCap Stock Portfolio Initial Shares                    961,592    681,099
Dreyfus VIF International Value Portfolio Initial Shares             98,719    100,932
Dreyfus VIF Opportunistic Small Cap Portfolio Initial Shares      1,903,492    905,045
Dreyfus VIF Quality Bond Portfolio Initial Shares                   410,062    891,334
Fidelity VIP Asset Manager Portfolio Service Class 2                629,059    910,046
Fidelity VIP Contrafund Portfolio Service Class 2                 5,875,742  5,929,015
Fidelity VIP Equity-Income Portfolio Service Class 2              2,520,826  2,628,977
Fidelity VIP Freedom 2020 Portfolio Service Class 2                 336,411    318,095
Fidelity VIP Freedom 2025 Portfolio Service Class 2                 179,732    171,637
Fidelity VIP Freedom 2030 Portfolio Service Class 2                 763,616    836,062
Fidelity VIP Government Money Market Portfolio Service Class 2    7,412,788  6,907,095
Fidelity VIP Growth Portfolio Service Class 2                     4,564,347  3,715,677
Fidelity VIP Mid Cap Portfolio Service Class 2                    1,977,788  2,302,219
FTVIP Franklin Mutual Shares VIP Fund Class 2                     1,424,568  1,428,408
FTVIP Franklin Small Cap Value VIP Fund Class 2                   2,102,017  2,038,695
FTVIP Franklin Small-Mid Cap Growth VIP Fund Class 2                  3,060      2,946
FTVIP Franklin U.S. Government Securities VIP Fund Class 2          204,341    486,269
FTVIP Templeton Foreign VIP Fund Class 2                            877,822  1,141,556
Goldman Sachs VIT Strategic Growth Fund Institutional Shares      1,601,340    183,028
Invesco V.I. American Franchise Fund Series I                         1,193        747
Invesco V.I. Core Equity Fund Series I                            1,039,846  1,210,893
Invesco V.I. Global Real Estate Fund Series I                       167,233     86,001
Invesco V.I. Government Securities Fund Series I                        653     10,445
Invesco V.I. Growth and Income Fund Series I                      2,773,176  2,178,117
Invesco V.I. High Yield Fund Series I                               219,254    350,500
Invesco V.I. International Growth Fund Series I                   1,438,610  1,750,309
Janus Henderson Enterprise Portfolio Service Shares               1,684,863  1,758,551
Janus Henderson Forty Portfolio Service Shares                      697,809    577,111
Janus Henderson Global Research Portfolio Service Shares            169,544    346,836
Janus Henderson Overseas Portfolio Service Shares                 1,303,219  1,778,241
JPMorgan Insurance Trust Core Bond Portfolio Class 1                828,698    274,381
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1             37,180     73,744
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1           618,738    749,949
MFS VIT Growth Series Initial Class                               1,469,593  1,480,682
MFS VIT II Core Equity Portfolio Initial Class                      636,759    396,177
MFS VIT New Discovery Series Initial Class                        1,444,986  1,137,464
MFS VIT Research Series Initial Class                               662,808    370,934
MFS VIT Total Return Series Initial Class                            17,903    101,609
Morgan Stanley VIF Growth Portfolio Class I                       1,589,490    894,271

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                                           Cost of    Proceeds
Sub-accounts                                                              Purchases  from Sales
------------                                                              ---------- ----------
Neuberger Berman AMT Large Cap Value Portfolio Class I                    $    3,686 $    3,711
Neuberger Berman AMT Mid Cap Growth Portfolio Class I                      1,484,207  1,833,434
Neuberger Berman AMT Sustainable Equity Portfolio Class I                     16,297      2,769
Oppenheimer Conservative Balanced Fund/VA Non Service Shares                 233,121    229,406
Oppenheimer Global Fund/VA Non Service Shares                              1,623,431  1,985,781
Oppenheimer Global Strategic Income Fund/VA Non-Service Shares                   462      1,583
PIMCO CommodityRealReturn Strategy Portfolio Administrative Class            211,978    305,079
PIMCO Global Bond Opportunities Portfolio (Unhedged) Adminstrative Class     219,209     69,426
PIMCO Real Return Portfolio Administrative Class                             809,049  1,435,215
PIMCO Short-Term Portfolio Administrative Class                              876,469    892,450
PIMCO Total Return Portfolio Administrative Class                          2,725,886  2,837,065
Pioneer Fund VCT Portfolio Class I                                           676,395    374,444
Pioneer Mid Cap Value VCT Portfolio Class I                                  369,204    514,807
Pioneer Select Mid Cap Growth VCT Portfolio Class I                          742,837    593,757
Putnam VT Diversified Income Fund Class IB                                   767,788    983,003
Putnam VT Equity Income Fund Class IB                                      1,457,750  1,566,041
Putnam VT Growth and Income Fund IB                                              158        158
Putnam VT Growth Opportunities Fund Class IB                                  14,677      3,757
Putnam VT International Value Fund Class IB                                  653,864  1,168,121
Putnam VT Small Cap Value Fund Class IB                                      111,845     89,281
Putnam VT Sustainable Leaders Fund Class IB                                    6,304      2,213
SST SA Multi-Managed Mid Cap Value Portfolio Class 3                          20,705      8,395
SAST SA JPMorgan Diversified Balanced Portfolio Class 1                      644,252    505,946
SAST SA WellsCap Aggressive Growth Portfolio Class 1                       1,154,609    870,653
VALIC Company I Dynamic Allocation Fund                                    2,159,902    462,661
VALIC Company I Emerging Economies Fund                                       61,424     27,675
VALIC Company I Government Money Market I Fund                             5,547,140  6,385,793
VALIC Company I International Equities Index Fund                            941,629    735,746
VALIC Company I International Value Fund                                      31,715     21,601
VALIC Company I Mid Cap Index Fund                                         3,029,672  3,542,065
VALIC Company I Nasdaq-100 Index Fund                                      1,374,431  2,037,886
VALIC Company I Science & Technology Fund                                  1,574,445    741,758
VALIC Company I Small Cap Index Fund                                       1,712,745  2,285,975
VALIC Company I Stock Index Fund                                           3,406,789  5,121,756
VALIC Company II Mid Cap Value Fund                                           26,990      6,951
VALIC Company II Socially Responsible Fund                                     8,172      5,382
VALIC Company II Strategic Bond Fund                                          75,308     31,098
Vanguard VIF High Yield Bond Portfolio                                     1,177,872  1,357,590
Vanguard VIF Real Estate Index Portfolio                                   2,121,273  2,086,008

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                                December 31, 2018                     For the Year Ended December 31, 2018
                                     --------------------------------------------  -------------------------------------------
                                                                                                     Expense         Total
                                               Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                               -------------------      Net           Income      -------------- --------------
Sub-accounts                           Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                         --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation
  Portfolio Class I-2 Shares           302,218 23.25      26.13       7,356,556        0.09        0.00   1.10    -1.20   -0.10
Alger Mid Cap Growth Portfolio
  Class I-2 Shares                     168,792 30.25      30.73       2,737,895        0.00        0.00   0.75    -8.14   -7.44
American Century VP Value Fund
  Class I                              691,816 20.37      27.99      13,539,464        1.73        0.00   0.75    -9.83   -9.15
American Funds IS Asset Allocation
  Fund Class 2                         197,083 13.70      14.09       2,326,604        2.08        0.20   0.70    -5.27   -4.15
American Funds IS Global Growth
  Fund Class 2                          61,468 14.68      15.10         727,645        0.81        0.20   0.70    -9.68   -8.60
American Funds IS Growth Fund
  Class 2                              138,504 17.97      18.48       1,770,815        0.56        0.20   0.70    -0.95    0.23
American Funds IS Growth-Income
  Fund Class 2                         158,287 16.79      17.27       2,061,677        1.61        0.20   0.70    -2.48   -1.31
American Funds IS High-Income Bond
  Fund Class 2                          34,077 11.27      11.42         361,464        6.85        0.20   0.70    -3.03   -1.87
American Funds IS International
  Fund Class 2                          51,672 11.87      12.16         525,792        1.95        0.20   0.70   -13.74  -12.71
AST SA Wellington Capital
  Appreciation Portfolio Class 3        16,776 18.85      19.39         232,885        0.00        0.20   0.70    -1.69   -0.51
AST SA Wellington Government and
  Quality Bond Portfolio Class 3        11,300 10.29      10.58         116,518        1.85        0.20   0.70    -0.91    0.27
Dreyfus IP MidCap Stock Portfolio
  Initial Shares                       202,332 19.86      30.35       3,970,163        0.62        0.20   0.75   -16.12  -15.66
Dreyfus VIF International Value
  Portfolio Initial Shares              10,940  9.20      14.73         117,604        1.81        0.00   0.70   -17.40  -16.81
Dreyfus VIF Opportunistic Small Cap
  Portfolio Initial Shares             345,984 19.01      20.64       6,407,578        0.00        0.20   0.75   -19.69  -19.24
Dreyfus VIF Quality Bond Portfolio
  Initial Shares                       298,292 14.02      16.05       4,096,694        2.78        0.20   0.75    -3.28   -2.74
Fidelity VIP Asset Manager
  Portfolio Service Class 2            258,595 15.10      19.97       3,780,901        1.47        0.00   0.75    -6.32   -5.61
Fidelity VIP Contrafund Portfolio
  Service Class 2                    1,512,166 17.46      30.95      28,392,983        0.46        0.00   1.10    -7.67   -6.64
Fidelity VIP Equity-Income
  Portfolio Service Class 2            917,967 15.25      27.22      15,004,507        2.12        0.00   1.10    -9.54   -8.54
Fidelity VIP Freedom 2020 Portfolio
  Service Class 2                       23,538 14.96      15.83         360,714        1.35        0.00   0.70    -6.74   -6.08
Fidelity VIP Freedom 2025 Portfolio
  Service Class 2                       35,298 15.65      16.55         559,815        1.26        0.00   0.70    -7.43   -6.78
Fidelity VIP Freedom 2030 Portfolio
  Service Class 2                      149,544 14.55      16.35       2,359,621        1.16        0.00   1.10    -9.07   -8.05
Fidelity VIP Government Money
  Market Portfolio Service Class 2     101,173  9.79      10.07       1,023,453        0.95        0.20   0.70     0.69    1.88
Fidelity VIP Growth Portfolio
  Service Class 2                      835,835 25.70      34.90      17,707,184        0.04        0.00   0.75    -1.18   -0.43
Fidelity VIP Mid Cap Portfolio
  Service Class 2                      442,087 16.57      29.25       8,071,996        0.42        0.00   1.10   -15.71  -14.77
FTVIP Franklin Mutual Shares VIP
  Fund Class 2                         400,637 13.99      22.68       5,989,211        2.45        0.00   1.10   -10.07   -9.07
FTVIP Franklin Small Cap Value VIP
  Fund Class 2                         337,421 17.30      29.44       6,322,587        0.94        0.00   1.10   -13.84  -12.88
FTVIP Franklin Small-Mid Cap Growth
  VIP Fund Class 2                       1,177            18.87          22,210        0.00               0.50            -5.85
FTVIP Franklin U.S. Government
  Securities VIP Fund Class 2          125,835 12.54      15.22       1,599,147        2.81        0.20   0.75    -0.42    0.14
FTVIP Templeton Foreign VIP Fund
  Class 2                              396,938 10.45      17.46       4,126,561        2.80        0.20   0.75   -16.08  -15.61
Goldman Sachs VIT Strategic Growth
  Fund Institutional Shares            140,076 22.08      22.80       3,181,316        0.48        0.20   0.50    -1.53   -1.24
Invesco V.I. American Franchise
  Fund Series I                            613            21.20          13,001        0.00               0.50            -4.11
Invesco V.I. Core Equity Fund
  Series I                             432,994 16.53      17.86       6,977,216        0.92        0.20   0.75   -10.08   -9.58
Invesco V.I. Global Real Estate
  Fund Series I                         32,084 11.09      21.33         438,602        4.11        0.00   0.70    -6.81   -6.15
Invesco V.I. Government Securities
  Fund Series I                          1,082            11.14          12,050        1.57               0.50             0.05
Invesco V.I. Growth and Income Fund
  Series I                             515,887 25.63      26.06       9,134,590        2.17        0.00   0.75   -14.03  -13.38
Invesco V.I. High Yield Fund Series
  I                                    136,042 12.86      13.42       1,769,886        5.28        0.20   0.75    -4.08   -3.55
Invesco V.I. International Growth
  Fund Series I                        525,489 11.17      20.01       6,414,590        2.09        0.00   1.10   -15.91  -14.98
Janus Henderson Enterprise
  Portfolio Service Shares             260,835 25.39      42.85       6,331,865        0.12        0.00   0.75    -1.41   -0.66
Janus Henderson Forty Portfolio
  Service Shares                        33,321 18.56      35.34         713,863        0.00        0.00   0.70     1.01    1.72
Janus Henderson Global Research
  Portfolio Service Shares             189,351 15.24      17.49       2,818,406        1.04        0.20   0.75    -7.78   -7.27
Janus Henderson Overseas Portfolio
  Service Shares                       772,355  7.01       7.87       5,966,055        1.76        0.00   1.10   -16.07  -15.14
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                    118,476 10.61      14.54       1,265,297        2.03        0.00   0.70    -0.65    0.05
JPMorgan Insurance Trust Mid Cap
  Value Portfolio Class 1               20,572 31.34      33.06         663,877        1.02        0.20   0.75   -12.50  -12.01
JPMorgan Insurance Trust Small Cap
  Core Portfolio Class 1               146,979 21.43      32.25       3,101,349        0.42        0.20   0.75   -12.59  -12.11
MFS VIT Growth Series Initial Class    468,526 25.60      33.16      11,673,310        0.10        0.20   0.75     1.90    2.46
MFS VIT II Core Equity Portfolio
  Initial Class                        333,436 12.66      12.93       4,274,993        0.72        0.20   0.75    -4.55   -4.02
MFS VIT New Discovery Series
  Initial Class                        228,082 23.32      26.20       5,251,759        0.00        0.00   1.10    -2.56   -1.48
MFS VIT Research Series Initial
  Class                                144,927 22.04      28.40       2,911,066        0.75        0.00   0.75    -5.09   -4.37
MFS VIT Total Return Series Initial
  Class                                 13,021            16.56         215,588        1.90               0.50            -6.09
Morgan Stanley VIF Growth Portfolio
  Class I                              128,529 31.25      39.41       3,911,601        0.00        0.20   0.75     6.73    7.32
Neuberger Berman AMT Large Cap
  Value Portfolio Class I                1,674            15.26          25,534        1.17               0.50            -1.54
Neuberger Berman AMT Mid Cap Growth
  Portfolio Class I                    285,059 18.43      31.72       5,479,092        0.00        0.00   1.10    -7.43   -6.40
Neuberger Berman AMT Sustainable
  Equity Portfolio Class I               6,686 18.82      29.51         129,447        0.52        0.20   0.70    -6.39   -5.91
Oppenheimer Conservative Balanced
  Fund/VA Non Service Shares           100,900 12.07      16.57       1,199,241        2.03        0.00   0.75    -6.03   -5.32
Oppenheimer Global Fund/VA Non
  Service Shares                       359,158 16.24      28.58       6,402,814        1.03        0.00   1.10   -14.14  -13.18
Oppenheimer Global Strategic Income
  Fund/VA Non-Service Shares               327            10.72           3,510        4.96               0.50            -4.88
PIMCO CommodityRealReturn Strategy
  Portfolio Administrative Class       110,044  7.33      14.62         587,286        2.21        0.00   1.10   -15.08  -14.13
PIMCO Global Bond Opportunities
  Portfolio (Unhedged)
  Adminstrative Class                   28,206  9.87      13.67         305,520        7.73        0.00   0.70    -4.87   -4.20

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                  December 31, 2018                    For the Year Ended December 31, 2018
                                        ------------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                             Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                            ------- ------    -------   --------------  -------------  ------ ------- ------  -------
PIMCO Real Return Portfolio
  Administrative Class                  577,465 14.93      18.82       7,524,253        2.44        0.00   0.75    -2.95   -2.21
PIMCO Short-Term Portfolio
  Administrative Class                  313,414 10.88      12.26       3,671,595        2.16        0.00   1.10     0.41    1.53
PIMCO Total Return Portfolio
  Administrative Class                  828,840 13.91      16.14      12,129,200        2.50        0.00   1.10    -1.63   -0.54
Pioneer Fund VCT Portfolio Class I       85,951 19.78      23.63       1,656,011        1.19        0.20   0.70    -2.20   -1.71
Pioneer Mid Cap Value VCT Portfolio
  Class I                                50,424 16.18      16.25         793,307        0.73        0.00   0.75   -19.95  -19.34
Pioneer Select Mid Cap Growth VCT
  Portfolio Class I                     106,943 23.78      24.54       2,559,747        0.00        0.20   0.50    -6.95   -6.67
Putnam VT Diversified Income Fund
  Class IB                              300,844 15.62      17.08       5,665,739        4.31        0.00   0.95    -1.92   -0.98
Putnam VT Equity Income Fund Class IB   761,628 19.25      21.47      11,718,433        0.74        0.20   0.75    -9.18   -8.67
Putnam VT Growth Opportunities Fund
  Class IB                               42,021             4.23         177,616        0.00               0.50             1.87
Putnam VT International Value Fund
  Class IB                              351,823  7.93       8.72       3,090,053        2.22        0.20   1.10   -18.52  -17.78
Putnam VT Small Cap Value Fund Class IB   9,040 16.75      17.86         157,042        0.44        0.00   0.70   -20.49  -19.93
Putnam VT Sustainable Leaders Fund
  Class IB                                1,594            25.52          40,670        0.00               0.50            -2.02
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3                       4,251 13.03      13.40          47,183        0.75        0.20   0.70   -12.71  -11.67
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                     164,830 18.54      20.63       2,654,340        1.52        0.00   0.75    -8.40   -7.70
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                      91,940 16.12      18.12       1,593,822        0.00        0.00   1.10    -7.81   -6.78
VALIC Company I Dynamic Allocation Fund 319,784 11.94      12.28       3,439,714        1.02        0.20   0.70    -7.60   -6.50
VALIC Company I Emerging Economies Fund  10,236  9.63       9.90          97,387        1.41        0.20   0.70   -19.90  -18.94
VALIC Company I Government Money
  Market I Fund                         839,432  9.18      10.32       8,312,365        1.31        0.00   1.10     0.21    1.32
VALIC Company I International Equities
  Index Fund                            263,693 10.17      14.54       2,593,223        2.08        0.00   0.75   -14.39  -13.74
VALIC Company I International Value
  Fund                                    6,551  8.64       9.96          56,732        1.98        0.25   0.70   -18.39  -18.02
VALIC Company I Mid Cap Index Fund      621,713 19.58      22.00      13,017,944        1.19        0.00   1.10   -12.41  -11.43
VALIC Company I Nasdaq-100 Index Fund   200,596 29.94      33.65       6,330,427        0.55        0.00   1.10    -1.72   -0.63
VALIC Company I Science & Technology
  Fund                                  137,417 31.55      31.93       3,978,318        0.00        0.00   0.75    -2.20   -1.46
VALIC Company I Small Cap Index Fund    316,138 20.93      32.50       6,289,434        1.11        0.00   0.75   -11.89  -11.23
VALIC Company I Stock Index Fund        904,375 21.94      26.28      18,931,067        1.76        0.00   0.75    -5.43   -4.72
VALIC Company II Mid Cap Value Fund       5,422 13.15      13.52          60,871        0.43        0.20   0.70   -15.62  -14.61
VALIC Company II Socially Responsible
  Fund                                    2,701 16.36      16.83          39,595        1.68        0.20   0.70    -5.87   -4.75
VALIC Company II Strategic Bond Fund     19,316 10.77      11.07         202,859        3.71        0.20   0.70    -4.21   -3.07
Vanguard VIF High Yield Bond Portfolio  335,673 16.21      18.22       6,229,346        4.89        0.00   1.10    -3.80   -2.73
Vanguard VIF Real Estate Index
  Portfolio                             660,841 16.02      27.22      11,664,388        3.06        0.00   1.10    -6.39   -5.35

                                                 December 31, 2017                      For the Year Ended December 31 2017
                                      --------------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                            Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                          --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation Portfolio
  Class I-2 Shares                      322,741 23.54      26.15       8,151,701        0.17        0.00   1.10   29.65    31.08
Alger Mid Cap Growth Portfolio
  Class I-2 Shares                      184,834 13.61      32.09       3,394,794        0.00        0.20   0.95   28.57    29.53
American Century VP Value Fund
  Class I                               761,205 22.42      31.05      16,556,042        1.62        0.00   0.75    7.94     8.75
American Funds IS Asset Allocation
  Fund Class 2                          110,852 14.46      14.80       1,473,785        1.82        0.20   0.70   15.42    16.79
American Funds IS Global Growth Fund
  Class 2                                37,874 16.25      16.63         537,081        0.73        0.20   0.70   30.56    32.10
American Funds IS Growth Fund Class 2    52,954 18.14      18.56         811,781        0.55        0.20   0.70   27.40    28.91
American Funds IS Growth-Income Fund
  Class 2                               102,846 17.21      17.61       1,464,609        1.65        0.20   0.70   21.53    22.97
American Funds IS High-Income Bond
  Fund Class 2                           23,439 11.62      11.71         262,674        8.26        0.20   0.70    6.14     7.40
American Funds IS International Fund
  Class 2                                32,925 13.77      14.03         412,489        1.51        0.20   0.70   31.23    32.78
AST SA Wellington Capital
  Appreciation Portfolio Class 3         10,103 19.18      19.62         162,533        0.00        0.20   0.70   31.53    33.09
AST SA Wellington Government and
  Quality Bond Portfolio Class 3          7,570 10.38      10.63          79,385        1.75        0.20   0.70    2.04     3.25
Dreyfus IP MidCap Stock Portfolio
  Initial Shares                        215,289 23.55      36.18       5,029,990        1.06        0.20   0.75   14.52    15.15
Dreyfus VIF International Value
  Portfolio Initial Shares               11,834  9.46      11.41         145,813        1.46        0.00   0.95   27.31    28.52
Dreyfus VIF Opportunistic Small Cap
  Portfolio Initial Shares              361,865 23.53      25.70       8,315,220        0.00        0.20   0.75   23.75    24.43
Dreyfus VIF Quality Bond Portfolio
  Initial Shares                        341,206 14.42      16.59       4,826,798        2.11        0.20   0.75    3.72     4.29
Fidelity VIP Asset Manager Portfolio
  Service Class 2                       288,419 21.32      22.12       4,494,686        1.63        0.20   0.75   12.90    13.52
Fidelity VIP Contrafund Portfolio
  Service Class 2                     1,633,046 18.91      21.01      33,416,374        0.78        0.00   1.10   20.26    21.59
Fidelity VIP Equity-Income Portfolio
  Service Class 2                       980,078 16.86      29.22      17,674,993        1.48        0.20   1.10   11.42    12.43
Fidelity VIP Freedom 2020 Portfolio
  Service Class 2                        24,020 16.04      23.12         387,130        1.22        0.20   0.70   15.45    16.03
Fidelity VIP Freedom 2025 Portfolio
  Service Class 2                        35,817 16.91      24.79         611,436        1.08        0.20   0.70   16.75    17.33
Fidelity VIP Freedom 2030 Portfolio
  Service Class 2                       156,726 16.00      25.94       2,741,857        1.20        0.20   1.10   19.38    20.45
Fidelity VIP Government Money Market
  Portfolio Service Class 2              51,864  9.73       9.95         517,760        0.24        0.20   0.70   -0.27     0.91
Fidelity VIP Growth Portfolio
  Service Class 2                       909,510 26.00      34.41      19,660,993        0.08        0.20   0.75   33.81    34.55
Fidelity VIP Mid Cap Portfolio
  Service Class 2                       493,472 19.66      21.85      10,717,435        0.48        0.00   1.10   19.22    20.54
FTVIP Franklin Mutual Shares VIP
  Fund Class 2                          416,827 15.55      24.49       6,983,291        2.26        0.20   1.10    7.17     8.13
FTVIP Franklin Small Cap Value VIP
  Fund Class 2                          385,185 20.07      22.31       8,451,891        0.48        0.00   1.10    9.44    10.65
FTVIP Franklin Small-Mid Cap Growth
  VIP Fund Class 2                        1,286            20.04          25,778        0.00               0.50            20.79
FTVIP Franklin U.S. Government
  Securities VIP Fund Class 2           151,946 12.52      15.28       1,928,613        2.18        0.20   0.75    0.58     1.14
FTVIP Templeton Foreign VIP Fund
  Class 2                               422,235 12.38      20.81       5,292,633        2.61        0.20   0.75   15.82    16.46

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                 December 31, 2017                      For the Year Ended December 31 2017
                                      --------------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                            Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                          --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Goldman Sachs VIT Strategic Growth
  Fund Institutional Shares             147,120 22.43      23.08       3,384,434         0.53       0.20   0.50    30.01   30.40
Invesco V.I. American Franchise Fund
  Series I                                  630            22.11          13,934         0.08              0.50            26.71
Invesco V.I. Core Equity Fund Series
  I                                     472,905 18.28      19.86       8,441,402         1.03       0.20   0.75    12.33   12.95
Invesco V.I. Global Real Estate Fund
  Series I                               28,044 11.90      14.12         407,776         3.57       0.00   0.70    12.26   13.05
Invesco V.I. Government Securities
  Fund Series I                           1,994            11.13          22,190         1.82              0.50             1.45
Invesco V.I. Growth and Income Fund
  Series I                              532,628 18.24      22.12      11,158,029         1.50       0.00   0.95    13.24   14.32
Invesco V.I. High Yield Fund Series I   152,651 13.41      13.91       2,066,246         4.07       0.20   0.75     5.51    6.09
Invesco V.I. International Growth
  Fund Series I                         549,092 13.29      14.76       8,074,309         1.50       0.00   1.10    21.66   23.00
Janus Henderson Enterprise Portfolio
  Service Shares                        264,281 41.27      43.46       6,766,100         0.14       0.20   0.75    26.14   26.83
Janus Henderson Forty Portfolio
  Service Shares                         31,036 18.73      20.27         686,757         0.00       0.00   0.95    28.77   29.99
Janus Henderson Global Research
  Portfolio Service Shares              201,456 16.44      18.96       3,240,331         0.70       0.20   0.75    25.74   26.43
Janus Henderson Overseas Portfolio
  Service Shares                        811,335  8.35       9.10       7,631,682         1.64       0.20   1.10    29.38   30.54
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                      64,724 10.68      14.28         721,668         2.42       0.20   0.70     2.85    3.37
JPMorgan Insurance Trust Mid Cap
  Value Portfolio Class 1                22,040 35.82      37.57         809,906         0.81       0.20   0.75    12.92   13.54
JPMorgan Insurance Trust Small Cap
  Core Portfolio Class 1                161,743 24.39      36.90       3,906,888         0.32       0.20   0.75    14.37   15.00
MFS VIT Growth Series Initial Class     500,388 24.98      32.55      12,198,289         0.11       0.20   0.75    30.43   31.14
MFS VIT II Core Equity Portfolio
  Initial Class                         352,760 13.27      13.47       4,723,353         0.97       0.20   0.75    23.90   24.58
MFS VIT New Discovery Series Initial
  Class                                 238,545 23.93      41.01       5,773,273         0.00       0.20   1.10    25.27   26.40
MFS VIT Research Series Initial Class   147,051 16.45      33.31       3,142,778         1.42       0.20   0.70    22.51   23.12
MFS VIT Total Return Series Initial
  Class                                  18,689            17.63         329,481         2.36              0.50            11.74
Morgan Stanley VIF Growth Portfolio
  Class I                               130,942 29.11      39.11       3,716,998         0.00       0.20   0.75    42.08   42.86
Neuberger Berman AMT Large Cap Value
  Portfolio Class I                       1,873            15.49          29,018         0.57              0.50            12.80
Neuberger Berman AMT Mid Cap Growth
  Portfolio Class I                     309,688 19.91      22.13       6,640,794         0.00       0.00   1.10    23.92   25.29
Neuberger Berman AMT Sustainable
  Equity Portfolio Class I                6,411 20.11      31.37         132,321         0.54       0.20   0.70    17.61   18.19
Oppenheimer Conservative Balanced
  Fund/VA Non Service Shares            104,560 17.63      18.18       1,318,894         1.97       0.20   0.75     8.44    9.03
Oppenheimer Global Fund/VA Non
  Service Shares                        400,569 18.91      21.01       8,328,431         0.95       0.00   1.10    35.17   36.66
Oppenheimer Global Strategic Income
  Fund/VA Non-Service Shares                447            11.27           5,034         4.36              0.50             5.74
PIMCO CommodityRealReturn Strategy
  Portfolio Administrative Class        133,947  8.36       8.63         793,866        10.90       0.20   1.10   -49.03    1.04
PIMCO Global Bond Opportunities
  Portfolio (Unhedged) Adminstrative
  Class                                  15,207 10.37      15.87         185,779         1.98       0.20   0.70     7.87    8.41
PIMCO Real Return Portfolio
  Administrative Class                  635,394 14.99      19.39       8,525,775         2.37       0.20   0.75     2.88    3.45
PIMCO Short-Term Portfolio
  Administrative Class                  318,961 10.84      12.05       3,716,064         1.71       0.00   1.10     1.28    2.40
PIMCO Total Return Portfolio
  Administrative Class                  846,327 14.14      15.71      12,770,068         2.02       0.00   1.10     3.77    4.91
Pioneer Fund VCT Portfolio Class I       93,667 20.13      24.16       1,837,936         1.19       0.20   0.70    20.87   21.47
Pioneer Mid Cap Value VCT Portfolio
  Class I                                62,494 20.14      20.21       1,228,114         0.85       0.00   0.75    12.33   13.17
Pioneer Select Mid Cap Growth VCT
  Portfolio Class I                     115,493 25.55      26.30       2,961,550         0.08       0.20   0.50    29.38   29.77
Putnam VT Diversified Income Fund
  Class IB                              325,506 17.42      18.66       6,182,584         5.51       0.20   0.95     6.11    6.91
Putnam VT Equity Income Fund Class IB   804,976 21.08      23.64      13,587,892         0.00       0.20   0.75    12.67   13.06
Putnam VT Growth and Income Fund IB          -- 18.64      20.98              --         4.27       0.20   0.75     4.85    5.06
Putnam VT Growth Opportunities Fund
  Class IB                               41,838             4.15         173,600         0.10              0.50            30.25
Putnam VT International Value Fund
  Class IB                              401,810  9.73      10.61       4,380,642         1.51       0.20   1.10    23.34   24.45
Putnam VT Small Cap Value Fund
  Class IB                               11,455 21.07      33.23         243,156         0.68       0.20   0.70     7.12    7.66
Putnam VT Sustainable Leaders Fund
  Class IB                                1,635            26.04          42,592         0.63              0.50            28.58
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3                       3,519 14.92      15.27          45,247         0.50       0.20   0.70    11.85   13.18
SAST SA JPMorgan Diversified
  Balanced Portfolio Class 1            160,121 22.52      25.60       2,944,647         1.65       0.20   0.75    13.71   14.33
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                      93,007 17.49      34.17       1,726,026         0.00       0.20   1.10    28.17   29.33
VALIC Company I Dynamic Allocation
  Fund                                  174,429 12.92      13.22       2,099,939         1.49       0.20   0.70    19.38   20.80
VALIC Company I Emerging Economies
  Fund                                    7,103 12.02      12.30          84,620         1.24       0.20   0.70    40.28   41.95
VALIC Company I Government Money
  Market I Fund                         934,888  9.16      10.16       9,151,018         0.41       0.20   1.10    -0.72    0.18
VALIC Company I International
  Equities Index Fund                   248,253 16.98      19.46       2,865,338         2.53       0.20   0.75    23.42   24.10
VALIC Company I International Value
  Fund                                    5,498 10.54      12.20          59,127         1.73       0.25   0.70    16.18   18.37
VALIC Company I Mid Cap Index Fund      689,546 22.35      38.03      16,438,059         1.15       0.20   1.10    14.64   15.68
VALIC Company I Nasdaq-100 Index Fund   222,786 30.47      33.22       7,283,551         0.71       0.20   1.10    30.85   32.03
VALIC Company I Science & Technology
  Fund                                  120,251 32.65      49.22       3,603,939         0.00       0.20   0.75    40.23   41.00
VALIC Company I Small Cap Index Fund    359,948 32.29      36.89       8,161,335         1.03       0.20   0.75    13.53   14.15
VALIC Company I Stock Index Fund      1,022,435 27.79      33.05      22,675,504         1.48       0.20   0.75    20.51   21.17
VALIC Company II Mid Cap Value Fund       4,131 15.58      15.94          55,792         0.54       0.20   0.70    13.67   15.02
VALIC Company II Socially
  Responsible Fund                        2,605 17.38      17.78          40,460         1.36       0.20   0.70    19.82   21.24
VALIC Company II Strategic Bond Fund     15,518 11.24      11.50         172,262         3.55       0.20   0.70     6.06    7.32
Vanguard VIF High Yield Bond
  Portfolio                             358,684 16.85      18.73       6,909,788         4.84       0.00   1.10     5.84    7.00
Vanguard VIF Real Estate Index
  Portfolio                             697,040 17.12      19.02      13,145,749         2.47       0.00   1.10     3.63    4.78

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                December 31, 2016                      For the Year Ended December 31 2016
                                     --------------------------------------------  -------------------------------------------
                                                                                                     Expense         Total
                                               Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                               -------------------      Net           Income      -------------- --------------
Sub-accounts                           Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                         --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation
  Portfolio Class I-2 Shares           308,315 23.79      30.60       6,171,284        0.19        0.20   1.45   -0.94     0.30
Alger Mid Cap Growth Portfolio
  Class I-2 Shares                     177,407 10.59      24.77       2,548,701        0.00        0.20   0.95    0.02     0.77
American Century VP Value Fund
  Class I                              819,555 26.70      28.76      16,518,290        1.69        0.20   0.75   19.58    20.24
American Funds IS Asset Allocation
  Fund Class 2                          71,357 11.13      12.67         822,148        1.85        0.20   0.70    8.65     9.19
American Funds IS Global Growth
  Fund Class 2                          29,438 10.65      12.59         324,428        1.20        0.20   0.70   -0.08     0.42
American Funds IS Growth Fund
  Class 2                               40,194 11.95      14.40         490,246        1.09        0.20   0.70    8.73     9.27
American Funds IS Growth-Income
  Fund Class 2                          62,791 11.48      14.32         740,001        1.89        0.20   0.70   10.74    11.30
American Funds IS High-Income Bond
  Fund Class 2                          13,125 10.46      10.98         138,875        7.43        0.20   0.70   16.88    17.46
American Funds IS International
  Fund Class 2                          15,568  9.39      10.64         148,913        1.92        0.20   0.70    2.81     3.33
AST SA Wellington Capital
  Appreciation Portfolio Class 3         8,075 11.55      14.74          98,099        0.00        0.20   0.70    1.02     1.53
AST SA Wellington Government and
  Quality Bond Portfolio Class 3         5,735 10.10      10.29          58,188        0.99        0.20   0.70    0.51     1.01
Dreyfus IP MidCap Stock Portfolio
  Initial Shares                       237,494 20.45      31.60       4,835,018        1.04        0.20   0.75   14.61    15.24
Dreyfus VIF International Value
  Portfolio Initial Shares              11,400  7.43      13.56         109,962        1.68        0.20   0.95   -2.38    -1.64
Dreyfus VIF Opportunistic Small Cap
  Portfolio Initial Shares             379,560 18.91      20.77       7,032,502        0.00        0.20   0.75   16.20    16.84
Dreyfus VIF Quality Bond Portfolio
  Initial Shares                       357,140 13.83      16.00       4,865,166        1.80        0.20   0.75    0.76     1.32
Fidelity VIP Asset Manager
  Portfolio Service Class 2            302,946 18.89      19.49       4,190,721        1.28        0.20   0.75    2.07     2.63
Fidelity VIP Contrafund Portfolio
  Service Class 2                    1,776,410 17.53      26.82      30,500,037        0.59        0.20   1.45    6.18     7.52
Fidelity VIP Equity-Income
  Portfolio Service Class 2          1,042,442 15.72      25.99      16,921,768        2.08        0.20   1.45   16.02    17.47
Fidelity VIP Freedom 2020 Portfolio
  Service Class 2                       26,732 13.89      19.93         374,830        1.25        0.20   0.70    5.07     5.59
Fidelity VIP Freedom 2025 Portfolio
  Service Class 2                       49,071 15.76      21.13         730,988        1.36        0.20   0.75    5.19     5.77
Fidelity VIP Freedom 2030 Portfolio
  Service Class 2                      152,631 14.72      21.54       2,231,887        1.21        0.20   1.45    4.85     6.16
Fidelity VIP Government Money
  Market Portfolio Service Class 2      45,162  9.75       9.86         444,169        0.01        0.20   0.70   -0.68    -0.19
Fidelity VIP Growth Portfolio
  Service Class 2                      934,128 19.43      25.58      15,221,424        0.00        0.20   0.75   -0.20     0.35
Fidelity VIP Mid Cap Portfolio
  Service Class 2                      543,458 16.49      28.01      10,099,201        0.31        0.20   1.10   10.70    11.70
FTVIP Franklin Mutual Shares VIP
  Fund Class 2                         438,899 14.51      22.65       6,873,004        1.91        0.20   1.10   14.79    15.83
FTVIP Franklin Small Cap Value VIP
  Fund Class 2                         417,273 18.34      30.04       8,379,469        0.79        0.20   1.10   28.77    29.93
FTVIP Franklin Small-Mid Cap Growth
  VIP Fund Class 2                       1,247            16.59          20,681        0.00               0.50             3.65
FTVIP Franklin U.S. Government
  Securities VIP Fund Class 2          222,589 12.38      15.19       2,801,127        2.67        0.20   0.75   -0.09     0.46
FTVIP Templeton Foreign VIP Fund
  Class 2                              443,064 10.63      17.97       4,872,425        1.83        0.20   0.75    6.38     6.96
Goldman Sachs VIT Strategic Growth
  Fund Institutional Shares            153,434 17.25      17.70       2,707,918        0.56        0.20   0.50    1.48     1.78
Invesco V.I. American Franchise
  Fund Series I                            815            17.45          14,217        0.00               0.50             1.76
Invesco V.I. Core Equity Fund
  Series I                             499,400 16.19      17.68       7,918,799        0.76        0.20   0.75    9.44    10.04
Invesco V.I. Global Real Estate
  Fund Series I                         26,458  9.96      19.78         340,703        1.81        0.20   0.70    1.33     1.84
Invesco V.I. Government Securities
  Fund Series I                          2,700            10.97          29,621        1.89               0.50             0.73
Invesco V.I. Growth and Income Fund
  Series I                             547,160 16.11      25.89      10,308,504        1.08        0.20   0.95   18.57    19.46
Invesco V.I. High Yield Fund Series
  I                                    157,151 12.71      13.11       2,013,798        4.17        0.20   0.75   10.38    10.99
Invesco V.I. International Growth
  Fund Series I                        551,286 10.92      18.82       6,731,961        1.37        0.20   1.10   -1.54    -0.65
Janus Henderson Enterprise
  Portfolio Service Shares             264,025 32.54      34.46       5,486,490        0.02        0.20   0.75   11.27    11.88
Janus Henderson Forty Portfolio
  Service Shares                        32,085 14.55      26.29         543,870        0.00        0.20   0.95    0.98     1.74
Janus Henderson Global Research
  Portfolio Service Shares             207,662 13.00      15.08       2,650,720        0.92        0.20   0.75    1.06     1.62
Janus Henderson Overseas Portfolio
  Service Shares                       805,816  6.97      10.03       6,087,248        4.44        0.20   1.45   -8.05    -6.89
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                     45,740 10.26      13.82         497,146        2.37        0.20   0.70    1.40     1.91
JPMorgan Insurance Trust Mid Cap
  Value Portfolio Class 1               24,041 31.72      33.09         780,238        0.85        0.20   0.75   13.84    14.47
JPMorgan Insurance Trust Small Cap
  Core Portfolio Class 1               177,044 21.21      32.26       3,678,494        0.48        0.20   0.75   19.32    19.97
MFS VIT Growth Series Initial Class    530,331 19.05      24.95       9,893,159        0.04        0.20   0.75    1.68     2.24
MFS VIT II Core Equity Portfolio
  Initial Class                        368,979 10.71      10.81       3,975,629        0.74        0.20   0.75   10.55    11.15
MFS VIT New Discovery Series
  Initial Class                        233,442 19.10      32.45       4,661,628        0.00        0.20   1.10    7.86     8.83
MFS VIT Research Series Initial
  Class                                152,465 24.44      27.05       2,688,879        0.76        0.20   0.75    7.93     8.52
MFS VIT Total Return Series Initial
  Class                                 20,656            15.78         325,886        2.85               0.50             8.55
Morgan Stanley VIF Growth Portfolio
  Class I                              127,750 20.38      25.99       2,556,044        0.00        0.20   0.75   -2.37    -1.83
Neuberger Berman AMT Large Cap
  Value Portfolio Class I                2,118            13.74          29,087        0.83               0.50            26.73
Neuberger Berman AMT Mid Cap Growth
  Portfolio Class I                    308,428 16.07      26.61       5,451,162        0.00        0.20   1.10    3.26     4.19
Neuberger Berman AMT Sustainable
  Equity Portfolio Class I               6,209 17.10      26.54         105,760        0.71        0.20   0.70    9.10     9.64
Oppenheimer Conservative Balanced
  Fund/ VA Non Service Shares          103,959 16.26      16.67       1,217,473        2.40        0.20   0.75    4.48     5.05
Oppenheimer Global Fund/VA Non
  Service Shares                       409,562 14.90      23.69       6,367,919        1.04        0.20   1.45   -1.36    -0.12
Oppenheimer Global Strategic Income
  Fund/ VA Non-Service Shares               92            10.66             978        4.88               0.50             6.00
PIMCO CommodityRealReturn Strategy
  Portfolio Administrative Class       147,382  8.54      16.39         812,588        1.09        0.20   1.10   13.90    14.93
PIMCO Global Bond Opportunities
  Portfolio (Unhedged)
  Adminstrative Class                   15,724  9.42      14.64         173,549        1.55        0.20   0.70    3.32     3.83
PIMCO Real Return Portfolio
  Administrative Class                 736,554 14.49      18.85       9,657,456        2.28        0.20   0.75    4.41     4.99
PIMCO Short-Term Portfolio
  Administrative Class                 335,790 10.70      11.74       3,857,946        1.58        0.20   1.10    1.25     2.17
PIMCO Total Return Portfolio
  Administrative Class                 917,603 13.62      15.52      13,448,923        2.09        0.20   1.10    1.56     2.47
Pioneer Fund VCT Portfolio Class I      96,575 16.57      19.87       1,564,976        1.28        0.20   0.75    9.00     9.60
Pioneer Mid Cap Value VCT Portfolio
  Class I                               63,173 17.99      25.75       1,120,295        0.69        0.20   0.75   15.69    16.32
Pioneer Select Mid Cap Growth VCT
  Portfolio Class I                    124,890 19.62      20.26       2,474,354        0.00        0.20   0.75    2.96     3.53
Putnam VT Diversified Income Fund
  Class IB                             329,860 16.41      17.45       5,932,108        7.05        0.20   0.95    4.43     5.21
Putnam VT Growth and Income Fund IB    663,437 17.74      20.01      12,031,012        1.62        0.20   0.75   14.16    14.79
Putnam VT Growth Opportunities Fund
  Class IB                              43,644             3.19         139,035        0.00               0.50             0.67

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                December 31, 2016                      For the Year Ended December 31 2016
                                     --------------------------------------------  -------------------------------------------
                                                                                                     Expense         Total
                                               Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                               -------------------      Net           Income      -------------- --------------
Sub-accounts                           Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                         --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Putnam VT International Value Fund
  Class IB                             422,085  8.52       9.25       3,802,383        2.40        0.20   1.45   -0.35     0.90
Putnam VT Small Cap Value Fund
  Class IB                              11,580 19.67      30.87         229,963        1.17        0.20   0.70   26.61    27.24
Putnam VT Sustainable Leaders Fund
  Class IB                               1,756            20.25          35,566        0.73               0.50             7.25
Putnam VT Voyager Fund IB                   --    --         --              --        1.94        0.00   0.00    0.00     0.00
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3                     11,944 11.21      13.34         134,215        1.49               0.70            14.95
SAST SA JPMorgan Diversified
  Balanced Portfolio Class 1           157,818 19.80      22.39       2,566,794        1.66        0.20   0.75    6.37     6.95
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                     91,749 13.64      26.42       1,305,543        0.00        0.20   1.10    6.21     7.17
VALIC Company I Dynamic Allocation
  Fund                                 120,660  9.94      10.95       1,203,724        1.10        0.20   0.70    4.12     4.64
VALIC Company I Emerging Economies
  Fund                                   6,051  8.33       8.67          50,752        1.69        0.20   0.70   10.70    11.25
VALIC Company I Government Money
  Market I Fund                      1,113,874  9.23      10.15      11,007,823        0.01        0.20   1.10   -1.08    -0.19
VALIC Company I International
  Equities Index Fund                  230,323 13.76      15.68       2,217,518        2.90        0.20   0.75    0.50     1.06
VALIC Company I International Value
  Fund                                   4,634  8.90      10.50          42,285        1.98               0.70            11.31
VALIC Company I Mid Cap Index Fund     723,227 20.86      32.87      15,057,428        1.20        0.20   1.45   18.89    20.38
VALIC Company I Nasdaq-100 Index
  Fund                                 240,528 23.29      25.16       5,986,351        0.67        0.20   1.10    5.60     6.55
VALIC Company I Science &
  Technology Fund                      110,255 23.28      34.91       2,363,217        0.00        0.20   0.75    6.54     7.12
VALIC Company I Small Cap Index Fund   362,797 28.29      32.49       7,336,637        1.17        0.20   0.75   20.28    20.94
VALIC Company I Stock Index Fund     1,064,879 23.06      27.28      19,674,788        2.45        0.20   0.75   10.76    11.37
VALIC Company II Mid Cap Value Fund      2,807 11.32      13.86          33,379        0.21        0.20   0.70   13.27    13.83
VALIC Company II Socially
  Responsible Fund                       2,355 11.79      14.67          30,857        1.51        0.20   0.70    9.88    10.43
VALIC Company II Strategic Bond Fund    13,302 10.24      10.72         139,321        3.83        0.20   0.70    7.42     7.95
Vanguard VIF High Yield Bond
  Portfolio                            366,167 15.92      22.61       6,665,367        5.48        0.20   1.10   10.14    11.13
Vanguard VIF Real Estate Index
  Portfolio                            752,358 17.03      27.00      13,753,371        2.70        0.20   1.45    6.80     8.14

                                                December 31, 2015                      For the Year Ended December 31 2015
                                     --------------------------------------------  -------------------------------------------
                                                                                                     Expense         Total
                                               Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                               -------------------      Net           Income      -------------- --------------
Sub-accounts                           Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                         --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation
  Portfolio Class I-2 Shares           306,548 14.22      24.01       6,405,391        0.09        0.20   1.45    4.66     5.98
Alger Mid Cap Growth Portfolio
  Class I-2 Shares                     182,860 13.03      13.83       2,669,937        0.00        0.20   1.45   -2.98    -1.76
American Century VP Value Fund
  Class I                              870,970 16.86      24.05      14,908,764        2.13        0.20   0.75   -4.60    -4.08
American Funds IS Asset Allocation
  Fund Class 2                          45,797 11.53      11.68         482,133        2.40        0.20   0.70    0.69     1.20
American Funds IS Global Growth
  Fund Class 2                           9,466 12.46      12.62         112,003        1.15        0.20   0.70    6.19     6.72
American Funds IS Growth Fund
  Class 2                               10,934 13.09      13.27         123,244        0.92        0.20   0.70    6.11     6.64
American Funds IS Growth-Income
  Fund Class 2                          25,944 10.36      12.96         284,389        1.75        0.20   0.70    0.75     1.25
American Funds IS High-Income Bond
  Fund Class 2                           6,865  8.95       9.35          62,767        7.96        0.20   0.70   -6.14    -8.86
American Funds IS International
  Fund Class 2                           5,694  9.13      10.30          53,220        2.32        0.20   0.70   -5.09    -5.03
AST SA Wellington Capital
  Appreciation Portfolio Class 3         4,639 14.43      14.62          57,172        0.00        0.20   0.70    7.70     8.24
AST SA Wellington Government and
  Quality Bond Portfolio Class 3         2,574 10.13      10.26          26,013        2.41        0.20   0.70   -0.41     0.09
Dreyfus IP MidCap Stock Portfolio
  Initial Shares                       271,786 17.75      27.57       4,828,014        0.63        0.20   0.75   -3.02    -2.48
Dreyfus VIF International Value
  Portfolio Initial Shares              14,834  7.61      13.78         143,386        2.24        0.20   0.95   -3.64    -2.91
Dreyfus VIF Opportunistic Small Cap
  Portfolio Initial Shares             424,523 16.19      19.77       6,796,573        0.00        0.20   0.75   -3.01    -2.47
Dreyfus VIF Quality Bond Portfolio
  Initial Shares                       394,856 13.65      18.83       5,385,617        2.05        0.20   0.75   -2.38    -1.85
Fidelity VIP Asset Manager
  Portfolio Service Class 2            309,899 18.50      18.99       4,248,819        1.36        0.20   0.75   -0.81    -0.26
Fidelity VIP Contrafund Portfolio
  Service Class 2                    1,897,435 16.51      24.95      31,784,963        0.80        0.20   1.45   -1.03     0.21
Fidelity VIP Equity-Income
  Portfolio Service Class 2          1,099,574 13.55      13.91      15,777,973        2.93        0.20   1.45   -5.62    -4.43
Fidelity VIP Freedom 2020 Portfolio
  Service Class 2                       27,297 14.47      18.87         370,220        1.66        0.20   0.70   -1.15    -0.66
Fidelity VIP Freedom 2025 Portfolio
  Service Class 2                       44,989 14.98      19.97         640,820        1.66        0.20   0.75   -1.25    -0.70
Fidelity VIP Freedom 2030 Portfolio
  Service Class 2                      154,093 12.57      14.04       2,147,681        2.06        0.20   1.45   -1.96    -0.73
Fidelity VIP Government Money
  Market Portfolio Service Class 2      90,441  9.82       9.95         894,457        0.00        0.20   0.70   -0.69    -0.19
Fidelity VIP Growth Portfolio
  Service Class 2                      964,228 16.37      19.47      16,073,318        0.03        0.20   0.75    6.11     6.69
Fidelity VIP Mid Cap Portfolio
  Service Class 2                      564,487 12.33      16.66       9,995,340        0.26        0.20   1.45   -3.05    -1.83
FTVIP Franklin Mutual Shares VIP
  Fund Class 2                         454,155 12.35      13.34       6,270,133        3.13        0.20   1.45   -6.31    -5.13
FTVIP Franklin Small Cap Value VIP
  Fund Class 2                         408,261 14.67      14.70       6,935,707        0.63        0.20   1.45   -8.72    -7.57
FTVIP Franklin Small-Mid Cap Growth
  VIP Fund Class 2                       2,534            16.01          40,559        0.00               0.50            -3.14
FTVIP Franklin U.S. Government
  Securities VIP Fund Class 2          232,614 12.32      15.20       2,995,988        2.86        0.20   0.75   -0.28     0.27
FTVIP Templeton Foreign VIP Fund
  Class 2                              454,864  9.94      16.89       5,101,290        3.37        0.20   0.75   -7.19    -6.68
Goldman Sachs VIT Strategic Growth
  Fund Institutional Shares            187,977 17.39      19.29       3,341,287        0.36        0.20   0.75    2.62     3.19
Invesco V.I. American Franchise
  Fund Series I                            298            17.14           5,116        0.00               0.50             4.48
Invesco V.I. Core Equity Fund
  Series I                             526,582 14.71      16.16       7,610,942        1.12        0.20   0.75   -6.47    -5.96
Invesco V.I. Global Real Estate
  Fund Series I                         19,199 10.46      10.60         256,355        3.83        0.20   0.70   -2.17    -1.68
Invesco V.I. Government Securities
  Fund Series I                          3,342            10.89          36,400        2.21               0.50            -0.16
Invesco V.I. Growth and Income Fund
  Series I                             573,664 13.58      15.92       9,397,249        2.88        0.20   0.95   -3.98    -3.26
Invesco V.I. High Yield Fund Series
  I                                    161,859 11.51      11.81       1,874,637        4.77        0.20   0.75   -3.89    -3.36
Invesco V.I. International Growth
  Fund Series I                        575,992 10.91      13.66       7,464,549        1.51        0.20   1.45   -3.75    -2.54
Janus Henderson Enterprise
  Portfolio Service Shares             282,411 17.67      30.97       5,309,566        0.53        0.20   0.75    2.99     3.56

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                December 31, 2015                      For the Year Ended December 31 2015
                                     --------------------------------------------  -------------------------------------------
                                                                                                     Expense         Total
                                               Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                               -------------------      Net           Income      -------------- --------------
Sub-accounts                           Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                         --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Janus Henderson Forty Portfolio
  Service Shares                        25,998 14.25      14.41         445,910         0.00       0.20   0.95    10.88   11.71
Janus Henderson Global Research
  Portfolio Service Shares             226,554 12.79      14.92       2,857,036         0.55       0.20   0.75    -3.26   -2.73
Janus Henderson Overseas Portfolio
  Service Shares                       843,160  7.01      10.91       7,496,099         0.54       0.20   1.45   -10.12   -8.99
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                     24,910 10.11      10.38         278,198         2.31       0.20   0.70     0.41    0.92
JPMorgan Insurance Trust Mid Cap
  Value Portfolio Class 1               26,415 27.87      28.91         747,190         1.02       0.20   0.75    -3.38   -2.85
JPMorgan Insurance Trust Small Cap
  Core Portfolio Class 1               201,877 17.67      27.04       3,491,842         0.15       0.20   0.75    -5.99   -5.47
MFS VIT Core Equity Series-Initial
  Class                                     --    --         --              --         1.90       0.20   0.75     0.00    0.00
MFS VIT Growth Series Initial Class    592,534 18.63      25.59      10,847,200         0.16       0.20   0.75     6.76    7.34
MFS VIT II Core Equity Portfolio
  Initial Class                        398,790  9.69       9.73       3,874,431         1.18       0.20   0.75    -3.14   -2.73
MFS VIT New Discovery Series
  Initial Class                        249,507 17.83      18.97       4,696,667         0.00       0.20   1.45    -3.30   -2.08
MFS VIT Research Series Initial
  Class                                151,314 12.60      22.64       2,574,658         0.72       0.20   0.75     0.05    0.60
MFS VIT Total Return Series Initial
  Class                                 25,915            14.53         376,652         2.60              0.50            -0.87
Morgan Stanley VIF Growth Portfolio
  Class I                              154,144 20.76      26.62       3,154,713         0.00       0.20   0.75    11.40   12.01
Neuberger Berman AMT Large Cap
  Value Portfolio Class I                2,629            10.84          28,491         0.78              0.50           -12.24
Neuberger Berman AMT Mid Cap Growth
  Portfolio Class I                    322,635 16.66      17.89       5,601,819         0.00       0.20   1.45    -0.18    1.07
Neuberger Berman AMT Sustainable
  Equity Portfolio Class I               5,802 15.67      24.21          90,687         0.59       0.20   0.70    -1.16   -0.66
Oppenheimer Conservative Balanced
  Fund/ VA Non Service Shares          116,211 15.56      15.87       1,309,698         2.27       0.20   0.75     0.08    0.63
Oppenheimer Global Fund/VA Non
  Service Shares                       430,410 12.02      15.11       6,918,180         1.36       0.20   1.45     2.45    3.74
Oppenheimer Global Strategic Income
  Fund/VA Non-Service Shares               119  9.98      10.06           1,192        54.19       0.50   0.75    -2.99   -2.75
PIMCO CommodityRealReturn Strategy
  Portfolio Administrative Class       157,941             5.45         748,201         4.72       0.20   1.45   -26.78  -25.85
PIMCO Global Bond Opportunities
  Portfolio (Unhedged)
  Adminstrative Class                    9,924  9.43      12.22         112,453         1.84       0.20   0.70    -4.69   -4.22
PIMCO Real Return Portfolio
  Administrative Class                 768,137 12.46      19.29       9,823,635         3.98       0.20   0.75    -3.43   -2.90
PIMCO Short-Term Portfolio
  Administrative Class                 356,593 10.93      11.32       4,051,596         0.97       0.20   1.45    -0.34    0.91
PIMCO Total Return Portfolio
  Administrative Class                 960,916 10.17      14.72      14,091,840         4.94       0.20   1.45    -0.98    0.27
Pioneer Fund VCT Portfolio Class I     105,109 15.12      18.23       1,558,132         1.08       0.20   0.75    -0.81   -0.26
Pioneer Mid Cap Value VCT Portfolio
  Class I                               67,069 15.55      22.14       1,034,676         0.79       0.20   0.75    -6.84   -6.33
Pioneer Select Mid Cap Growth VCT
  Portfolio Class I                    138,650 19.05      19.57       2,660,062         0.00       0.20   0.75     0.87    1.43
Putnam VT Diversified Income Fund
  Class IB                             353,185 13.76      15.72       6,043,586         9.47       0.20   0.95    -3.26   -2.54
Putnam VT Growth and Income Fund IB    714,172 15.45      17.53      11,296,683         1.87       0.20   0.75    -8.22   -7.71
Putnam VT International Value Fund
  Class IB                             454,450  8.45       9.28       4,218,894         1.37       0.20   1.45    -3.41   -2.20
Putnam VT Small Cap Value Fund
  Class IB                              13,733 24.26      31.09         214,083         0.86       0.20   0.75    -4.95   -4.43
Putnam VT Sustainable Leaders Fund
  Class IB                               2,141 18.64      18.89          40,437         0.51       0.50   0.75    -1.03   -0.79
Putnam VT Voyager Fund IB               10,278            17.58         180,671         1.14              0.50            -6.58
SST SA Multi-Managed Mid Cap Value
  Portfolio Class 3                        973            11.61           9,593         0.60              0.70            -6.69
SAST SA JPMorgan Diversified
  Balanced Portfolio Class 1           137,230 12.01      18.62       2,184,924         1.81       0.20   0.75    -0.72   -0.17
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                     95,675 12.10      24.65       1,276,068         0.00       0.20   1.45    -2.61   -1.38
VALIC Company I Dynamic Allocation
  Fund                                  44,433 10.40      10.53         426,336         0.00       0.20   0.70    -5.22   -4.74
VALIC Company I Emerging Economies
  Fund                                   1,266  7.74       7.84           9,783         1.64       0.20   0.70   -15.14  -14.71
VALIC Company I Government Money
  Market I Fund                      1,157,120  9.70       9.99      11,540,062         0.01       0.20   1.45    -1.43   -0.19
VALIC Company I International
  Equities Index Fund                  261,372 10.28      13.69       2,498,488         3.69       0.20   0.75    -1.74   -1.20
VALIC Company I International Value
  Fund                                   3,100             9.43          25,424         0.49              0.70            -7.95
VALIC Company I Mid Cap Index Fund     767,547 17.50      17.54      13,632,876         1.04       0.20   1.45    -3.90   -2.69
VALIC Company I Nasdaq-100 Index
  Fund                                 278,122 15.56      24.79       6,538,380         0.86       0.20   1.45     7.62    8.97
VALIC Company I Science &
  Technology Fund                      122,249 15.52      21.85       2,513,308         0.00       0.20   0.75     7.07    7.66
VALIC Company I Small Cap Index Fund   356,597 16.75      27.01       6,123,899         1.02       0.20   0.75    -5.19   -4.67
VALIC Company I Stock Index Fund     1,174,358 12.89      21.57      19,822,358         1.66       0.20   0.75     0.30    0.85
VALIC Company II Mid Cap Value Fund      1,425 10.00      12.26          15,590         0.18       0.20   0.70    -2.10   -1.61
VALIC Company II Socially
  Responsible Fund                       1,167 13.20      13.37          15,000         0.92       0.20   0.70     0.41    0.91
VALIC Company II Strategic Bond Fund    10,346  9.86       9.99         101,212         3.38       0.20   0.70    -2.62   -2.13
Vanguard VIF High Yield Bond
  Portfolio                            377,721 15.03      15.42       6,281,947         5.53       0.20   1.45    -3.00   -1.77
Vanguard VIF Real Estate Index
  Portfolio                            814,685 15.95      24.97      14,170,899         1.81       0.20   1.45     0.75    2.02

                                                 December 31, 2014                     For the Year Ended December 31 2014
                                       ------------------------------------------  -------------------------------------------
                                                                                                     Expense         Total
                                               Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                               -------------------      Net           Income      -------------- --------------
Sub-accounts                            Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                           ------- ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation Portfolio
  Class I-2 Shares                     274,166 22.94      28.79       5,759,903        0.10        0.20   1.45   12.12    13.53
Alger Mid Cap Growth Portfolio
  Class I-2 Shares                     192,686 11.46      14.25       2,958,031        0.00        0.20   1.45    6.46     7.80
American Century VP Value Fund Class I 919,159 12.57      28.62      16,723,661        1.54        0.20   0.75   12.23    12.85
American Funds IS Asset Allocation
  Fund Class 2                           6,802 11.45      11.54          77,912        2.40        0.20   0.70    4.66     5.19
American Funds IS Global Growth Fund
  Class 2                                5,685 11.73      11.83          67,216        0.68        0.20   0.70    1.60     2.11
American Funds IS Growth Fund Class 2      899 12.34      12.44          11,137        0.01        0.20   0.70    7.75     8.29
American Funds IS Growth-Income Fund
  Class 2                                5,674 12.70      12.80          72,411        0.02        0.20   0.70    9.86    10.41
American Funds IS High-Income Bond
  Fund Class 2                           2,617 10.17      10.26          26,459        0.08        0.20   0.70   -0.07     0.43

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                December 31, 2014                      For the Year Ended December 31 2014
                                     --------------------------------------------  -------------------------------------------
                                                                                                     Expense         Total
                                               Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                               -------------------      Net           Income      -------------- --------------
Sub-accounts                           Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                         --------- ------    -------   --------------  -------------  ------ ------- ------  -------
American Funds IS International
  Fund Class 2                             400 10.76      10.85           4,308        2.60        0.20   0.70    -3.33   -2.85
AST SA Wellington Capital
  Appreciation Portfolio Class 3         1,023 13.40      13.51          13,792        0.00        0.20   0.70    14.15   14.73
AST SA Wellington Government and
  Quality Bond Portfolio Class 3           337 10.17      10.25           3,454        3.42        0.20   0.70     4.18    4.70
Dreyfus IP MidCap Stock Portfolio
  Initial Shares                       301,137 18.20      28.43       5,588,214        0.93        0.20   0.75    11.25   11.87
Dreyfus VIF International Value
  Portfolio Initial Shares              14,043  7.90       8.34         139,628        1.65        0.20   0.95   -10.18   -9.50
Dreyfus VIF Opportunistic Small Cap
  Portfolio Initial Shares             467,865 16.60      20.39       7,676,329        0.00        0.20   0.75     0.84    1.39
Dreyfus VIF Quality Bond Portfolio
  Initial Shares                       400,797 13.90      19.29       5,594,333        2.14        0.20   0.75     4.01    4.58
Fidelity VIP Asset Manager
  Portfolio Service Class 2            327,100 18.65      19.04       4,533,991        1.26        0.20   0.75     4.75    5.33
Fidelity VIP Contrafund Portfolio
  Service Class 2                    1,992,046 16.68      24.89      34,117,348        0.74        0.20   1.45    10.05   11.43
Fidelity VIP Equity-Income
  Portfolio Service Class 2          1,176,181 14.36      23.15      17,933,840        2.62        0.20   1.45     6.92    8.26
Fidelity VIP Freedom 2020 Portfolio
  Service Class 2                       26,350 14.64      19.00         362,588        1.45        0.20   0.70     3.87    4.39
Fidelity VIP Freedom 2025 Portfolio
  Service Class 2                       44,417 15.17      20.12         637,712        1.32        0.20   0.75     4.07    4.64
Fidelity VIP Freedom 2030 Portfolio
  Service Class 2                       68,363 12.66      14.32       1,009,535        1.36        0.20   1.45     3.24    4.53
Fidelity VIP Government Money
  Market Portfolio Service Class 2       2,363  9.89       9.97          23,368        0.03        0.20   0.70    -0.69   -0.19
Fidelity VIP Growth Portfolio
  Service Class 2                    1,073,695 15.34      15.47      16,916,744        0.00        0.20   0.75    10.18   10.79
Fidelity VIP Mid Cap Portfolio
  Service Class 2                      564,784 12.56      17.18      10,828,585        0.02        0.20   1.45     4.51    5.82
FTVIP Franklin Mutual Shares VIP
  Fund Class 2                         470,937 14.24      20.61       7,010,955        2.05        0.20   1.45     5.58    6.91
FTVIP Franklin Small Cap Value VIP
  Fund Class 2                         430,935 16.08      25.01       8,238,202        0.62        0.20   1.45    -0.88    0.37
FTVIP Franklin Small-Mid Cap Growth
  VIP Fund Class 2                       2,703            16.52          44,664        0.00               0.50             6.94
FTVIP Franklin U.S. Government
  Securities VIP Fund Class 2          229,369 12.29      15.25       3,005,162        2.50        0.20   0.75     2.61    3.18
FTVIP Templeton Foreign VIP Fund
  Class 2                              478,259 10.65      18.20       5,837,832        2.01        0.20   0.75   -11.80  -11.31
Goldman Sachs VIT Strategic Growth
  Fund Institutional Shares            192,544 16.85      18.80       3,320,170        0.23        0.20   0.75    12.79   13.41
Invesco V.I. American Franchise
  Fund Series I                            315            16.41           5,172        0.05               0.50             7.90
Invesco V.I. Core Equity Fund
  Series I                             578,270 15.64      17.27       8,957,278        0.85        0.20   0.75     7.34    7.93
Invesco V.I. Global Real Estate
  Fund Series I                         15,016 12.10      19.75         210,658        1.52        0.20   0.70    13.82   14.39
Invesco V.I. Government Securities
  Fund Series I                          3,486            10.91          38,030        2.39               0.50             3.62
Invesco V.I. Growth and Income Fund
  Series I                             604,758 14.15      16.46      10,490,134        1.79        0.20   0.95     9.24   10.06
Invesco V.I. High Yield Fund Series
  I                                    215,634 11.98      12.22       2,592,381        4.73        0.20   0.75     0.97    1.52
Invesco V.I. International Growth
  Fund Series I                        602,190 11.19      14.19       8,210,933        1.55        0.20   1.45    -1.11    0.13
Janus Henderson Enterprise
  Portfolio Service Shares             285,729 17.06      30.07       5,329,079        0.03        0.20   0.75    11.40   12.02
Janus Henderson Forty Portfolio
  Service Shares                        32,828 12.75      12.99         492,985        0.03        0.20   0.95     7.44    8.25
Janus Henderson Global Research
  Portfolio Service Shares             244,595 13.15      15.43       3,195,683        0.97        0.20   0.75     6.38    6.97
Janus Henderson Overseas Portfolio
  Service Shares                       823,066  8.23      12.14       8,434,733        3.17        0.20   1.45   -13.37  -12.28
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                     13,975 10.20      13.43         166,280        2.80        0.20   0.70     4.19    4.71
JPMorgan Insurance Trust
  International Equity Portfolio            --    --         --              --        3.53        0.00   0.00    -3.92   -3.23
JPMorgan Insurance Trust Mid Cap
  Value Portfolio Class 1               28,625 28.84      29.76         834,494        0.78        0.20   0.75    14.25   14.88
JPMorgan Insurance Trust Small Cap
  Core Portfolio Class 1               214,401 18.70      28.76       3,980,905        0.13        0.20   0.75     8.78    9.38
MFS VIT Core Equity Series-Initial
  Class                                253,650 12.96      16.81       4,227,249        0.76        0.20   0.75    10.41   11.02
MFS VIT Growth Series Initial Class    639,531 17.36      23.97      10,962,846        0.10        0.20   0.75     8.13    8.73
MFS VIT New Discovery Series
  Initial Class                        262,079 18.44      19.37       5,102,989        0.00        0.20   1.45    -8.59   -7.44
MFS VIT Research Series Initial
  Class                                159,337 12.52      22.63       2,760,517        0.81        0.20   0.75     9.38    9.98
MFS VIT Total Return Series Initial
  Class                                 28,197            14.66         413,403        1.79               0.50             7.96
Morgan Stanley VIF Growth Portfolio
  Class I                              164,298 18.53      23.89       3,024,443        0.00        0.20   0.75     5.57    6.15
Neuberger Berman AMT Large Cap
  Value Portfolio Class I                2,860            12.35          35,318        0.74               0.50             9.30
Neuberger Berman AMT Mid Cap Growth
  Portfolio Class I                    340,994 12.60      14.70       5,935,633        0.00        0.20   0.75     6.78    7.37
Neuberger Berman AMT Sustainable
  Equity Portfolio Class I               5,345 15.86      24.37          84,617        0.37        0.20   0.70     9.61   10.16
Oppenheimer Conservative Balanced
  Fund/ VA Non Service Shares          112,858 10.30      15.55       1,313,231        2.24        0.20   0.75     7.39    7.98
Oppenheimer Global Fund/VA Non
  Service Shares                       428,197 13.10      14.75       7,020,158        1.12        0.20   1.45     0.82    2.09
Oppenheimer Global Strategic Income
  Fund/VA Non-Service Shares               435 10.28      10.34           4,497        6.00        0.50   0.75     2.07    2.33
PIMCO CommodityRealReturn Strategy
  Portfolio Administrative Class       141,574  7.35       7.45         939,699        0.39        0.20   1.45   -19.60  -18.59
PIMCO Global Bond Opportunities
  Portfolio (Unhedged)
  Adminstrative Class                    9,366 12.82      14.72         109,767        2.02        0.20   0.70     1.55    2.06
PIMCO Real Return Portfolio
  Administrative Class                 846,961 12.83      19.98      11,432,689        1.46        0.20   0.75     2.32    2.89
PIMCO Short-Term Portfolio
  Administrative Class                 389,111 10.97      11.22       4,444,798        0.70        0.20   1.45    -0.74    0.51
PIMCO Total Return Portfolio
  Administrative Class               1,018,466 14.81      14.87      15,298,326        2.21        0.20   1.45     2.78    4.07
Pioneer Fund VCT Portfolio Class I     112,417 15.16      18.38       1,675,091        1.19        0.20   0.75    10.20   10.81
Pioneer Mid Cap Value VCT Portfolio
  Class I                               78,736 14.69      16.04       1,295,160        0.86        0.20   1.45    13.43   14.86
Pioneer Select Mid Cap Growth VCT
  Portfolio Class I                    159,076 18.89      19.30       3,016,671        0.00        0.20   0.75     8.61    9.21
Putnam VT Diversified Income Fund
  Class IB                             373,499 14.12      16.25       6,577,843        8.12        0.20   0.95    -0.60    0.15
Putnam VT Growth and Income Fund IB    753,606 16.75      19.09      12,972,211        1.32        0.20   0.75     9.91   10.51
Putnam VT International Value Fund
  Class IB                             472,647  8.64       9.61       4,609,199        1.38        0.20   1.45   -10.79   -9.67
Putnam VT Small Cap Value Fund
  Class IB                              13,863 14.61      32.71         227,886        0.48        0.20   0.75     2.66    3.23
Putnam VT Sustainable Leaders Fund
  Class IB                               2,290 18.83      19.04          43,591        0.34        0.50   0.75    12.64   12.92
Putnam VT Voyager Fund IB               10,716            18.82         201,633        0.75               0.50             9.17
SAST SA JPMorgan Diversified
  Balanced Portfolio Class 1           127,688 18.75      12.03       2,073,068        1.34        0.20   0.75    10.61   11.22
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                     93,919 11.81      17.37       1,296,355        0.00        0.20   0.75    -0.20    0.35

SEPARATE ACCOUNT VL-R
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                December 31, 2014                      For the Year Ended December 31 2014
                                     --------------------------------------------  -------------------------------------------
                                                                                                     Expense         Total
                                               Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                               -------------------      Net           Income      -------------- --------------
Sub-accounts                           Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                         --------- ------    -------   --------------  -------------  ------ ------- ------  -------
VALIC Company I Dynamic Allocation
  Fund                                   1,709 10.97      11.06          18,755        2.66        0.20   0.70    3.51     4.03
VALIC Company I Emerging Economies
  Fund                                     676  9.12       9.20           6,209        0.00        0.20   0.70   -6.23    -5.76
VALIC Company I Government Money
  Market I Fund                      1,134,201  9.84      10.01      11,413,517        0.01        0.20   1.45   -1.43    -0.19
VALIC Company I International
  Equities Index Fund                  247,583 10.86      15.70       2,483,499        2.51        0.20   0.75   -6.15    -5.63
VALIC Company I International Value
  Fund                                     134            10.25           1,369        0.00               0.70           -12.25
VALIC Company I Mid Cap Index Fund     832,872 12.36      18.26      15,463,977        1.11        0.20   1.45    7.84     9.19
VALIC Company I Nasdaq-100 Index
  Fund                                 264,337 14.28      25.69       5,678,276        0.78        0.20   0.75   17.80    18.45
VALIC Company I Science &
  Technology Fund                      111,094 20.41      30.27       2,117,057        0.12        0.20   0.75   13.57    14.20
VALIC Company I Small Cap Index Fund   451,716 17.57      28.49       8,200,643        1.14        0.20   0.75    3.98     4.55
VALIC Company I Stock Index Fund     1,288,580 12.78      21.51      21,735,503        1.60        0.20   0.75   12.44    13.06
VALIC Company II Mid Cap Value Fund        180 12.36      12.46           2,227        0.00        0.20   0.70    5.98     6.51
VALIC Company II Socially
  Responsible Fund                       1,076 13.15      13.25          14,158        0.00        0.20   0.70   14.72    15.30
VALIC Company II Strategic Bond Fund     4,924 10.13      10.21          50,223        0.00        0.20   0.70    3.22     3.74
Vanguard VIF High Yield Bond
  Portfolio                            444,782 15.49      15.70       7,720,929        5.45        0.20   1.45    2.90     4.20
Vanguard VIF Real Estate Index
  Portfolio                            833,523 15.35      15.83      14,892,265        3.38        0.20   1.45   28.24    29.85

(a)Because the unit values are presented as a range of lowest to highest, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract unit values are not within the ranges presented.

(b)These amounts represent the net asset value before adjustments allocated to the contracts in payout period.

(c)These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.

(d)These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.

(e)These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

American General
Life Companies

                                                           Separate Account VUL
                                        American General Life Insurance Company

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

              Report of Independent Registered Public Accounting Firm

To the Board of Directors of American General Life Insurance Company and the Contract Owners of Separate Account VUL.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of Separate Account VUL indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the Separate Account VUL as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

 AXA Premier VIP Charter Multi-Sector   AXA Premier VIP Moderate Allocation
   Bond Portfolio Class A                 Portfolio Class A
 EQ Advisors Multimanager Aggressive    EQ/International Equity Index
   Equity Portfolio Class 1A              Portfolio Class 1A
 EQ/Common Stock Index Portfolio        EQ/Money Market Portfolio Class 1A
   Class 1A
 Fidelity VIP Contrafund Portfolio      Fidelity VIP Index 500 Portfolio
   Initial Class                          Initial Class
 Fidelity VIP Growth Portfolio Initial  Fidelity VIP Investment Grade Bond
   Class                                  Portfolio Initial Class
 VALIC Company I Mid Cap Index Fund     VALIC Company I Science & Technology
                                          Fund
 VALIC Company I Nasdaq-100 Index Fund

Basis for Opinions

These financial statements are the responsibility of American General Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the Separate Account VUL based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the Separate Account VUL in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
April 22nd, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY


STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                                                               Due from
                                                                                 (to)
                                                                              Company's
                                                                Investments    General
Sub-accounts                                                   at Fair Value Account, Net Net Assets
------------                                                   ------------- ------------ ----------
AXA Premier VIP Charter Multi-Sector Bond Portfolio Class A     $   29,921       $--      $   29,921
AXA Premier VIP Moderate Allocation Portfolio Class A              533,068        --         533,068
EQ Advisors Multimanager Aggressive Equity Portfolio Class 1A      601,363        --         601,363
EQ/Common Stock Index Portfolio Class 1A                         2,131,759        --       2,131,759
EQ/International Equity Index Portfolio Class 1A                   250,361        --         250,361
EQ/Money Market Portfolio Class 1A                                  20,941        --          20,941
Fidelity VIP Contrafund Portfolio Initial Class                    273,687        --         273,687
Fidelity VIP Growth Portfolio Initial Class                         13,709        --          13,709
Fidelity VIP Index 500 Portfolio Initial Class                      54,109        --          54,109
Fidelity VIP Investment Grade Bond Portfolio Initial Class         143,783        --         143,783
VALIC Company I Mid Cap Index Fund                                 169,831        --         169,831
VALIC Company I Nasdaq-100 Index Fund                               30,824        --          30,824
VALIC Company I Science & Technology Fund                           19,990        --          19,990

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       1

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY


SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

                                                                      Net Asset
                                                                        Value
                                                                         per    Shares at Fair Cost of Shares
Sub-accounts                                                   Shares   Share       Value           Held      Level*
------------                                                   ------ --------- -------------- -------------- ------
AXA Premier VIP Charter Multi-Sector Bond Portfolio Class A     8,075  $  3.71    $   29,921     $   31,177     1
AXA Premier VIP Moderate Allocation Portfolio Class A          41,138    12.96       533,068        569,430     1
EQ Advisors Multimanager Aggressive Equity Portfolio Class 1A  10,958    54.88       601,363        380,544     1
EQ/Common Stock Index Portfolio Class 1A                       71,406    29.85     2,131,759      1,423,262     1
EQ/International Equity Index Portfolio Class 1A               30,172     8.30       250,361        254,856     1
EQ/Money Market Portfolio Class 1A                             20,930     1.00        20,941         20,940     1
Fidelity VIP Contrafund Portfolio Initial Class                 8,518    32.13       273,687        273,442     1
Fidelity VIP Growth Portfolio Initial Class                       217    63.12        13,709         14,010     1
Fidelity VIP Index 500 Portfolio Initial Class                    214   252.46        54,109         59,146     1
Fidelity VIP Investment Grade Bond Portfolio Initial Class     11,652    12.34       143,783        147,928     1
VALIC Company I Mid Cap Index Fund                              7,035    24.14       169,831        161,819     1
VALIC Company I Nasdaq-100 Index Fund                           2,423    12.72        30,824         34,270     1
VALIC Company I Science & Technology Fund                         739    27.04        19,990         23,281     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       2

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY


STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                 EQ Advisors
                                                      AXA Premier   AXA Premier  Multimanager
                                                      VIP Charter   VIP Moderate  Aggressive   EQ/Common  EQ/International
                                                      Multi-Sector   Allocation     Equity    Stock Index      Equity
                                                     Bond Portfolio  Portfolio    Portfolio    Portfolio  Index Portfolio
                                                        Class A       Class A      Class 1A    Class 1A       Class 1A
                                                     -------------- ------------ ------------ ----------- ----------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                            $   679      $   8,922    $     874   $   31,513     $   6,982
   Mortality and expense risk and administrative
     charges                                               (233)        (4,533)      (5,447)     (20,230)       (2,259)
                                                        -------      ---------    ---------   ----------     ---------
   Net investment income (loss)                             446          4,389       (4,573)      11,283         4,723
   Net realized gain (loss)                                (372)         5,852      157,354      355,038        21,020
   Capital gain distribution from mutual funds               --         22,455       66,129      114,182            --
   Change in unrealized appreciation (depreciation)
     of investments                                        (489)       (63,370)    (208,417)    (620,046)      (70,540)
                                                        -------      ---------    ---------   ----------     ---------
Increase (decrease) in net assets from operations          (415)       (30,674)      10,493     (139,543)      (44,797)
                                                        -------      ---------    ---------   ----------     ---------
From contract transactions:
   Payments received from contract owners                 3,196         45,248       26,890       84,802        15,641
   Payments for contract benefits or terminations            --        (53,242)    (107,875)    (489,152)       (4,635)
   Policy loans                                            (127)         2,731          (73)      (2,173)           (2)
   Transfers between sub-accounts (including fixed
     account), net                                           --            868     (118,529)     (46,698)      (83,416)
   Contract maintenance charges                          (5,515)       (72,219)     (33,540)    (145,835)      (24,461)
                                                        -------      ---------    ---------   ----------     ---------
Increase (decrease) in net assets from contract
  transactions                                           (2,446)       (76,614)    (233,127)    (599,056)      (96,873)
                                                        -------      ---------    ---------   ----------     ---------
Increase (decrease) in net assets                        (2,861)      (107,288)    (222,634)    (738,599)     (141,670)
Net assets at beginning of period                        32,782        640,356      823,997    2,870,358       392,031
                                                        -------      ---------    ---------   ----------     ---------
Net assets at end of period                             $29,921      $ 533,068    $ 601,363   $2,131,759     $ 250,361
                                                        =======      =========    =========   ==========     =========
Beginning units                                             103          1,329        1,217        3,085           902
Units issued                                                  8             59           29       25,400            39
Units redeemed                                              (16)          (217)        (349)      (3,976)         (256)
                                                        -------      ---------    ---------   ----------     ---------
Ending units                                                 95          1,171          897       24,509           685
                                                        =======      =========    =========   ==========     =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                            $   529      $   7,758    $   1,193   $   35,230     $   9,714
   Mortality and expense risk and administrative
     charges                                               (256)        (4,888)      (5,646)     (20,341)       (2,713)
                                                        -------      ---------    ---------   ----------     ---------
   Net investment income (loss)                             273          2,870       (4,453)      14,889         7,001
   Net realized gain (loss)                                (342)         5,185       30,943      199,346         3,188
   Capital gain distribution from mutual funds               --         21,103           --           --            --
   Change in unrealized appreciation (depreciation)
     of investments                                         580         34,935      165,913      274,067        62,134
                                                        -------      ---------    ---------   ----------     ---------
Increase (decrease) in net assets from operations           511         64,093      192,403      488,302        72,323
                                                        -------      ---------    ---------   ----------     ---------
From contract transactions:
   Payments received from contract owners                 1,995         48,154       33,692      106,441        19,548
   Payments for contract benefits or terminations          (949)       (75,647)     (15,263)    (251,303)       (2,527)
   Policy loans                                            (120)            41         (574)      (8,093)           (3)
   Transfers between sub-accounts (including fixed
     account), net                                          779         (5,832)      (3,099)      (7,245)       (1,185)
   Contract maintenance charges                          (5,456)       (82,115)     (48,904)    (166,483)      (26,648)
                                                        -------      ---------    ---------   ----------     ---------
Increase (decrease) in net assets from contract
  transactions                                           (3,751)      (115,399)     (34,148)    (326,683)      (10,815)
                                                        -------      ---------    ---------   ----------     ---------
Increase (decrease) in net assets                        (3,240)       (51,306)     158,255      161,619        61,508
Net assets at beginning of period                        36,022        691,662      665,742    2,708,739       330,523
                                                        -------      ---------    ---------   ----------     ---------
Net assets at end of period                             $32,782      $ 640,356    $ 823,997   $2,870,358     $ 392,031
                                                        =======      =========    =========   ==========     =========
Beginning units                                             115          1,583        1,272        3,481           931
Units issued                                                  7             46           33           78            36
Units redeemed                                              (19)          (300)         (88)        (474)          (65)
                                                        -------      ---------    ---------   ----------     ---------
Ending units                                                103          1,329        1,217        3,085           902
                                                        =======      =========    =========   ==========     =========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       3

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY


STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                Fidelity VIP
                                         Fidelity VIP Fidelity VIP Fidelity VIP  Investment
                               EQ/Money   Contrafund     Growth     Index 500    Grade Bond
                                Market    Portfolio    Portfolio    Portfolio    Portfolio
                               Portfolio   Initial      Initial      Initial      Initial
                               Class 1A     Class        Class        Class        Class
                               --------- ------------ ------------ ------------ ------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                   $    375    $  2,168     $    75      $  1,080     $  3,455
   Mortality and expense risk
     and administrative
     charges                       (228)     (2,422)       (189)         (403)      (1,035)
                               --------    --------     -------      --------     --------
   Net investment income
     (loss)                         147        (254)       (114)          677        2,420
   Net realized gain (loss)           1      12,397      (5,768)        6,533         (673)
   Capital gain distribution
     from mutual funds               --      25,741       8,906           251          710
   Change in unrealized
     appreciation
     (depreciation) of
     investments                     --     (62,354)     (3,878)      (10,838)      (3,799)
                               --------    --------     -------      --------     --------
Increase (decrease) in net
  assets from operations            148     (24,470)       (854)       (3,377)      (1,342)
                               --------    --------     -------      --------     --------
From contract transactions:
   Payments received from
     contract owners              2,691       9,447       1,793        56,609        9,430
   Payments for contract
     benefits or terminations   (23,490)         --          --            --           --
   Policy loans                     (21)    (30,125)     (3,499)           --         (524)
   Transfers between
     sub-accounts (including
     fixed account), net             (1)     80,019       5,082        19,449       23,512
   Contract maintenance
     charges                     (4,337)     (8,382)       (708)      (40,003)      (5,849)
                               --------    --------     -------      --------     --------
Increase (decrease) in net
  assets from contract
  transactions                  (25,158)     50,959       2,668        36,055       26,569
                               --------    --------     -------      --------     --------
Increase (decrease) in net
  assets                        (25,010)     26,489       1,814        32,678       25,227
Net assets at beginning of
  period                         45,951     247,198      11,895        21,431      118,556
                               --------    --------     -------      --------     --------
Net assets at end of period    $ 20,941    $273,687     $13,709      $ 54,109     $143,783
                               ========    ========     =======      ========     ========
Beginning units                     258         292          12            28          347
Units issued                         12       3,596       1,341            99          115
Units redeemed                     (153)       (407)     (1,210)          (53)         (36)
                               --------    --------     -------      --------     --------
Ending units                        117       3,481         143            74          426
                               ========    ========     =======      ========     ========
For the Year Ended
  December 31, 2017
From operations:
   Dividends                   $    181    $  2,298     $    23      $    506     $  2,828
   Mortality and expense risk
     and administrative
     charges                       (343)     (1,697)        (80)         (279)        (872)
                               --------    --------     -------      --------     --------
   Net investment income
     (loss)                        (162)        601         (57)          227        1,956
   Net realized gain (loss)           2       2,724          81         8,335         (517)
   Capital gain distribution
     from mutual funds                1      11,869         751           158          506
   Change in unrealized
     appreciation
     (depreciation) of
     investments                     (2)     27,460       2,280        (1,679)       2,029
                               --------    --------     -------      --------     --------
 Increase (decrease) in net
  assets from operations           (161)     42,654       3,055         7,041        3,974
                               --------    --------     -------      --------     --------
 From contract transactions:
   Payments received from
     contract owners              8,433      10,633          --           143        9,663
   Payments for contract
     benefits or terminations        --          --          --        (1,630)      (7,334)
   Policy loans                     (24)         --          --            --          (33)
   Transfers between
     sub-accounts (including
     fixed account), net             --         778          (3)          (24)       7,261
   Contract maintenance
     charges                     (8,869)     (9,485)       (156)      (36,376)      (7,043)
                               --------    --------     -------      --------     --------
Increase (decrease) in net
  assets from contract
  transactions                     (460)      1,926        (159)      (37,887)       2,514
                               --------    --------     -------      --------     --------
Increase (decrease) in net
  assets                           (621)     44,580       2,896       (30,846)       6,488
Net assets at beginning of
  period                         46,572     202,618       8,999        52,277      112,068
                               --------    --------     -------      --------     --------
Net assets at end of period    $ 45,951    $247,198     $11,895      $ 21,431     $118,556
                               ========    ========     =======      ========     ========
Beginning units                     261         290          12            81          339
Units issued                         24          10          --            --           76
Units redeemed                      (27)         (8)         --           (53)         (68)
                               --------    --------     -------      --------     --------
Ending units                        258         292          12            28          347
                               ========    ========     =======      ========     ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       4

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                             VALIC
                                                                       VALIC      VALIC    Company I
                                                                     Company I  Company I  Science &
                                                                      Mid Cap   Nasdaq-100 Technology
                                                                     Index Fund Index Fund    Fund
                                                                     ---------- ---------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $  2,065   $    321   $     --
   Mortality and expense risk and administrative charges                (1,469)      (456)      (365)
                                                                      --------   --------   --------
   Net investment income (loss)                                            596       (135)      (365)
   Net realized gain (loss)                                              1,157      3,539     (3,631)
   Capital gain distribution from mutual funds                          12,200      2,789      4,474
   Change in unrealized appreciation (depreciation) of investments     (37,297)    (7,683)    (3,291)
                                                                      --------   --------   --------
Increase (decrease) in net assets from operations                      (23,344)    (1,490)    (2,813)
                                                                      --------   --------   --------
From contract transactions:
   Payments received from contract owners                                4,938      2,563      2,561
   Policy loans                                                             --    (31,881)   (30,847)
   Transfers between sub-accounts (including fixed account), net             1     52,691     52,691
   Contract maintenance charges                                         (3,807)    (2,863)    (2,088)
                                                                      --------   --------   --------
Increase (decrease) in net assets from contract transactions             1,132     20,510     22,317
                                                                      --------   --------   --------
Increase (decrease) in net assets                                      (22,212)    19,020     19,504
Net assets at beginning of period                                      192,043     11,804        486
                                                                      --------   --------   --------
Net assets at end of period                                           $169,831   $ 30,824   $ 19,990
                                                                      ========   ========   ========
Beginning units                                                            474         24          1
Units issued                                                                10        108        121
Units redeemed                                                              (7)       (67)       (74)
                                                                      --------   --------   --------
Ending units                                                               477         65         48
                                                                      ========   ========   ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $  2,002   $     83   $     --
   Mortality and expense risk and administrative charges                (1,318)       (80)       (18)
                                                                      --------   --------   --------
   Net investment income (loss)                                            684          3        (18)
   Net realized gain (loss)                                              1,173      1,424      1,113
   Capital gain distribution from mutual funds                          13,710        519        189
   Change in unrealized appreciation (depreciation) of investments       9,452        955       (382)
                                                                      --------   --------   --------
 Increase (decrease) in net assets from operations                      25,019      2,901        902
                                                                      --------   --------   --------
 From contract transactions:
   Payments received from contract owners                                5,149      1,100        981
   Payments for contract benefits or terminations                           --     (1,801)    (2,778)
   Transfers between sub-accounts (including fixed account), net            --        774         --
   Contract maintenance charges                                         (3,568)    (1,525)      (729)
                                                                      --------   --------   --------
Increase (decrease) in net assets from contract transactions             1,581     (1,452)    (2,526)
                                                                      ========   ========   ========
Increase (decrease) in net assets                                       26,600      1,449     (1,624)
Net assets at beginning of period                                      165,443     10,355      2,110
                                                                      --------   --------   --------
Net assets at end of period                                           $192,043   $ 11,804   $    486
                                                                      ========   ========   ========
Beginning units                                                            470         28          7
Units issued                                                                11          4          2
Units redeemed                                                              (7)        (8)        (8)
                                                                      --------   --------   --------
Ending units                                                               474         24          1
                                                                      ========   ========   ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       5

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

1.  Organization

Separate Account VUL (the Separate Account) was established in July of 1987 to receive and invest premium payments from variable universal life insurance policies issued by The American Franklin Life Insurance Company (AMFLIC). On December 31, 2002, AMFLIC merged with and into its parent company, The Franklin Life Insurance Company (Franklin). This was followed by an immediate merger of Franklin with an affiliate, American General Life Insurance Company (the Company). The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

As a result of the mergers, the Company became the depositor of the Separate Account and its assets are the property of the Company. The Company is responsible for all policies funded through the Separate Account. The mergers did not affect the rights of the policy owners. The product in the Separate Account, EquiBuilder, is no longer available for sale.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the two years in the period then ended.

 AXA Premier VIP Trust (AXA Premier VIP)
 AXA Premier VIP Charter Multi-Sector   AXA Premier VIP Moderate Allocation
   Bond Portfolio Class A                 Portfolio Class A
 EQ Advisors TrustSM (EQ/)
 EQ Advisors Multimanager Aggressive    EQ/International Equity Index
   Equity Portfolio Class 1A/(b)/         Portfolio Class 1A
 EQ/Common Stock Index Portfolio        EQ/Money Market Portfolio Class 1A
   Class 1A
 Fidelity Variable Insurance Products (Fidelity VIP)
 Fidelity VIP Contrafund Portfolio      Fidelity VIP Index 500 Portfolio
   Initial Class                          Initial Class
 Fidelity VIP Growth Portfolio Initial  Fidelity VIP Investment Grade Bond
   Class                                  Portfolio Initial Class
 VALIC Company I/(a)/
 VALIC Company I Mid Cap Index Fund     VALIC Company I Science & Technology
                                          Fund
 VALIC Company I Nasdaq-100 Index Fund

(a) VALIC Company I is an affiliated investment Company. The Variable Annuity Life Insurance Company (VALIC), an affiliate of the Company, serves as the investment advisor to VALIC Company I series. VALIC Retirement Services Company, a direct, wholly owned subsidiary of VALIC, serves as the transfer agent and accounting services agent to VALIC Company I series. SunAmerica Asset Management LLC (SAAMCO), an affiliate of the Company, serves as investment sub-advisor to certain underlying mutual funds of VALIC
    Company I.
(b) Formerly EQ/Multimanager Aggressive Equity Portfolio.

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                       6

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.  Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Policy Loans: When a policy loan is made, the loan amount is transferred to the Company from the contract owner's selected investment, and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the contract owner's selected investment, after they are first used to repay all loans taken from the declared fixed interest account option.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3.  Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

    . Level 1-- Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

    . Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

--------------------------------------------------------------------------------
                                       7

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4.  Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and administrative charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The administrative charge reimburses the Company for any administrative expenses incurred under the contract. This includes the expenses for administration and marketing. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

The separate account annual charge is calculated as a percentage of the net asset value and deducted at an annual rate of 0.75 percent.

Monthly Administrative Charge: The Company makes a monthly charge against each policy account for the administrative expenses. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

The Company currently charges $6 per month plus an additional charge of $24 per month for each of the first 12 months a policy is in effect.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

During the first ten years a policy is in effect, a withdrawal charge may be assessed by the Company. The maximum withdrawal charge is equal to 50 percent of one "target" premium. This maximum will not vary with premiums paid or when premiums are paid. At the end of the sixth policy year, and at the end of each of the four succeeding policy years, the maximum withdrawal charge will decrease by 20 percent. The current withdrawal charge will equal 30 percent of premium payments made during the first policy year up to one "target" premium and 9 percent of any additional premiums paid during the first ten policy years. In addition, the Company charges for a partial withdrawal of net cash surrender value (currently $10 or 2 percent of the amount withdrawn, whichever is less).

Cost of Insurance Charge: Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction. The cost of insurance charge is included as part of the contract maintenance charges line of the Statements of Operations and Changes in Net Assets.

Face Amount Increase Charge: The Company charges for an increase in the face amount of insurance. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                       8

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The face amount increase charge is $1.50 per $1,000 increase in the face amount of insurance up to a maximum charge of $300.

Policy Loan Interest Charge: A loan may be requested against a policy while the policy has a net cash surrender value. The daily interest charge on the loan is paid to the Company for the expenses of administering and providing policy loans. The interest charge is collected through any loan repayment from the policyholder.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 is assessed on each transfer in excess of four transfers during the policy year.

Premium Tax Charge: Certain states charge taxes on premium payments made up to a maximum of 3.50 percent. The Company deducts from each premium payment a charge to cover costs associated with the issuance of the policy, administrative services the Company performs and a premium tax that is applicable to the Company in the state or other jurisdiction of the policy owner. Premium tax charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

Optional Rider Charge: Monthly charges are deducted if the contract owner selects additional benefit riders. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the insured person or the specific coverage chosen under the rider. The rider charges are included as part of contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

5.  Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                                   Cost of Purchases Proceeds from Sales
------------                                                   ----------------- -------------------
AXA Premier VIP Charter Multi-Sector Bond Portfolio Class A        $  3,251           $  5,251
AXA Premier VIP Moderate Allocation Portfolio Class A                58,773            108,542
EQ Advisors Multimanager Aggressive Equity Portfolio Class 1A        87,737            259,307
EQ/Common Stock Index Portfolio Class 1A                            166,658            640,250
EQ/International Equity Index Portfolio Class 1A                     22,890            115,041
EQ/Money Market Portfolio Class 1A                                    2,437             27,448
Fidelity VIP Contrafund Portfolio Initial Class                     115,571             39,125
Fidelity VIP Growth Portfolio Initial Class                         120,201            108,739
Fidelity VIP Index 500 Portfolio Initial Class                       79,751             42,770
Fidelity VIP Investment Grade Bond Portfolio Initial Class           42,447             12,748
VALIC Company I Mid Cap Index Fund                                   18,184              4,257
VALIC Company I Nasdaq-100 Index Fund                                58,261             35,098
VALIC Company I Science & Technology Fund                            59,639             33,213

--------------------------------------------------------------------------------
                                       9

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)



6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                                                  December 31, 2018     For the Year Ended December 31, 2018
                                                               ------------------------ ------------------------------------
                                                                      Unit               Investment       Expense     Total
                                                                      Value     Net        Income          Ratio     Return
Sub-accounts                                                   Units   ($)   Assets ($) Ratio (%)/(a)/    (%)/(b)/   (%)/(c)/
------------                                                   ------ ------ ---------- -------------     -------    -------
AXA Premier VIP Charter Multi-Sector Bond Portfolio Class A        95 315.04    29,921      2.17           0.75       -1.25
AXA Premier VIP Moderate Allocation Portfolio Class A           1,171 455.26   533,068      1.52           0.75       -5.48
EQ Advisors Multimanager Aggressive Equity Portfolio Class 1A     897 670.63   601,363      0.12           0.75       -0.96
EQ/Common Stock Index Portfolio Class 1A                       24,509  86.98 2,131,759      1.26           0.75       -6.51
EQ/International Equity Index Portfolio Class 1A                  685 365.73   250,361      2.17           0.75      -15.81
EQ/Money Market Portfolio Class 1A                                117 179.00    20,941      1.12           0.75        0.51
Fidelity VIP Contrafund Portfolio Initial Class                 3,481  78.62   273,687      0.83           0.75       -7.08
Fidelity VIP Growth Portfolio Initial Class                       143  95.84    13,709      0.59           0.75       -0.92
Fidelity VIP Index 500 Portfolio Initial Class                     74 734.58    54,109      2.86           0.75       -5.21
Fidelity VIP Investment Grade Bond Portfolio Initial Class        426 337.34   143,783      2.63           0.75       -1.28
VALIC Company I Mid Cap Index Fund                                477 355.97   169,831      1.14           0.75      -12.10
VALIC Company I Nasdaq-100 Index Fund                              65 475.35    30,824      1.51           0.75       -1.37
VALIC Company I Science & Technology Fund                          48 417.00    19,990      0.00           0.75       -2.20

                                                                  December 31, 2017    For the Year Ended December 31, 2017
                                                               ----------------------- ------------------------------------
                                                                     Unit               Investment       Expense     Total
                                                                     Value     Net        Income          Ratio     Return
Sub-accounts                                                   Units  ($)   Assets ($) Ratio (%)/(a)/    (%)/(b)/   (%)/(c)/
------------                                                   ----- ------ ---------- -------------     -------    -------
AXA Premier VIP Charter Multi-Sector Bond Portfolio Class A      103 319.02    32,782      1.54           0.75        1.47
AXA Premier VIP Moderate Allocation Portfolio Class A          1,329 481.67   640,356      1.16           0.75       10.22
EQ Advisors Multimanager Aggressive Equity Portfolio Class 1A  1,217 677.14   823,997      0.16           0.75       29.38
EQ/Common Stock Index Portfolio Class 1A                       3,085 930.35 2,870,358      1.26           0.75       19.57
EQ/International Equity Index Portfolio Class 1A                 902 434.40   392,031      2.69           0.75       22.31
EQ/Money Market Portfolio Class 1A                               258 178.09    45,951      0.39           0.75       -0.35
Fidelity VIP Contrafund Portfolio Initial Class                  292 846.05   247,198      1.02           0.75       20.97
Fidelity VIP Growth Portfolio Initial Class                       12 967.29    11,895      0.22           0.75       34.13
Fidelity VIP Index 500 Portfolio Initial Class                    28 774.94    21,431      1.37           0.75       20.81
Fidelity VIP Investment Grade Bond Portfolio Initial Class       347 341.71   118,556      2.45           0.75        3.44
VALIC Company I Mid Cap Index Fund                               474 404.97   192,043      1.12           0.75       15.04
VALIC Company I Nasdaq-100 Index Fund                             24 481.98    11,804      0.75           0.75       31.30
VALIC Company I Science & Technology Fund                          1 426.40       486      0.00           0.75       40.23

                                                                  December 31, 2016    For the Year Ended December 31, 2016
                                                               ----------------------- ------------------------------------
                                                                     Unit               Investment       Expense     Total
                                                                     Value     Net        Income          Ratio     Return
Sub-accounts                                                   Units  ($)   Assets ($) Ratio (%)/(a)/    (%)/(b)/   (%)/(c)/
------------                                                   ----- ------ ---------- -------------     -------    -------
AXA Premier VIP Charter Multi-Sector Bond Portfolio Class A      115 314.39    36,021      0.95           0.75        2.16
AXA Premier VIP Moderate Allocation Portfolio Class A          1,583 437.02   691,663      0.88           0.75        4.57
EQ Advisors Multimanager Aggressive Equity Portfolio Class 1A  1,272 523.36   665,742      0.52           0.75        2.67
EQ/Common Stock Index Portfolio Class 1A                       3,481 778.07 2,708,739      1.52           0.75       10.86
EQ/International Equity Index Portfolio Class 1A                 931 355.17   330,523      2.66           0.75        1.43
EQ/Money Market Portfolio Class 1A                               261 178.71    46,572      0.00           0.75       -0.74
Fidelity VIP Contrafund Portfolio Initial Class                  290 699.40   202,618      0.81           0.75        7.20
Fidelity VIP Growth Portfolio Initial Class                       12 721.18     8,999      0.03           0.75        0.05
Fidelity VIP Index 500 Portfolio Initial Class                    81 641.48    52,277      1.14           0.75       11.03
Fidelity VIP Investment Grade Bond Portfolio Initial Class       339 330.35   112,068      1.80           0.75        3.96
VALIC Company I Mid Cap Index Fund                               470 352.01   165,443      1.16           0.75       19.72
VALIC Company I Nasdaq-100 Index Fund                             28 367.07    10,355      0.67           0.75        5.97
VALIC Company I Science & Technology Fund                          7 304.07     2,110      0.00           0.75        6.54

--------------------------------------------------------------------------------
                                      10

SEPARATE ACCOUNT VUL
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                                  December 31, 2015    For the Year Ended December 31, 2015
                                                               ----------------------- ------------------------------------
                                                                     Unit               Investment       Expense     Total
                                                                     Value     Net        Income          Ratio     Return
Sub-accounts                                                   Units  ($)   Assets ($) Ratio (%)/(a)/    (%)/(b)/   (%)/(c)/
------------                                                   ----- ------ ---------- -------------     -------    -------
AXA Premier VIP Charter Multi-Sector Bond Portfolio Class A      383 307.73   117,973      1.51           0.75       -1.38
AXA Premier VIP Moderate Allocation Portfolio Class A          1,705 417.91   712,730      0.82           0.75       -1.62
EQ Advisors Multimanager Aggressive Equity Portfolio Class 1A  1,351 509.76   688,819      0.16           0.75        3.21
EQ/Common Stock Index Portfolio Class 1A                       3,727 701.86 2,615,934      1.36           0.75       -0.80
EQ/International Equity Index Portfolio Class 1A                 964 350.15   337,399      2.40           0.75       -2.87
EQ/Money Market Portfolio Class 1A                               275 180.05    49,539      0.00           0.75       -0.75
Fidelity VIP Contrafund Portfolio Initial Class                  290 652.42   189,353      1.06           0.75       -0.08
Fidelity VIP Growth Portfolio Initial Class                       14 720.82    10,115      0.24           0.75        6.37
Fidelity VIP Index 500 Portfolio Initial Class                   133 577.77    76,568      1.79           0.75        0.58
Fidelity VIP Investment Grade Bond Portfolio Initial Class       595 317.76   189,107      2.59           0.75       -1.34
VALIC Company I Mid Cap Index Fund                               468 294.02   137,461      1.03           0.75       -3.23
VALIC Company I Nasdaq-100 Index Fund                             31 346.38    10,635      0.93           0.75        8.37
VALIC Company I Science & Technology Fund                         49 285.41    14,101      0.00           0.75        7.07

                                                                  December 31, 2014    For the Year Ended December 31, 2014
                                                               ----------------------- ------------------------------------
                                                                     Unit               Investment       Expense     Total
                                                                     Value     Net        Income          Ratio     Return
Sub-accounts                                                   Units  ($)   Assets ($) Ratio (%)/(a)/    (%)/(b)/   (%)/(c)/
------------                                                   ----- ------ ---------- -------------     -------    -------
AXA Premier VIP Charter Multi-Sector Bond Portfolio Class A      425 312.05   132,758      2.52           0.75        1.62
AXA Premier VIP Moderate Allocation Portfolio Class A          1,832 424.81   778,372      1.06           0.75        2.26
EQ Advisors Multimanager Aggressive Equity Portfolio Class 1A  1,465 493.89   723,440      0.10           0.75        9.84
EQ/Common Stock Index Portfolio Class 1A                       4,081 707.53 2,887,224      1.23           0.75       11.22
EQ/International Equity Index Portfolio Class 1A               1,025 360.49   369,386      3.10           0.75       -7.60
EQ/Money Market Portfolio Class 1A                               291 181.41    52,746      0.00           0.75       -0.75
Fidelity VIP Contrafund Portfolio Initial Class                  290 652.95   189,633      0.99           0.75       11.11
Fidelity VIP Growth Portfolio Initial Class                       18 677.63    11,996      0.23           0.75       10.47
Fidelity VIP Index 500 Portfolio Initial Class                   185 574.46   106,173      1.51           0.75       12.72
Fidelity VIP Investment Grade Bond Portfolio Initial Class       620 322.07   199,726      2.20           0.75        5.04
VALIC Company I Mid Cap Index Fund                               464 303.82   141,071      1.08           0.75        8.59
VALIC Company I Nasdaq-100 Index Fund                             33 319.62    10,601      0.81           0.75       17.80
VALIC Company I Science & Technology Fund                         33 266.56     8,866      0.11           0.75       13.57

(a) These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(b) These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(c) These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7.   Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

--------------------------------------------------------------------------------

    American General Life
    Insurance Company
    Audited Statutory Financial Statements
    At December 31, 2018 and 2017 and
    for each of the three years ended December 31, 2018

AMERICAN GENERAL LIFE INSURANCE COMPANY

TABLE OF CONTENTS TO AUDITED STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

                                                                                                                           Page
                                                                                                                           ----
STATUTORY FINANCIAL STATEMENTS
Independent Auditor's Report..............................................................................................   2
Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus at December 31, 2018 and 2017................   4
Statutory Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016...................................   6
Statutory Statements of Changes in Capital and Surplus for the Years Ended December 31, 2018, 2017 and 2016...............   7
Statutory Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016...................................   8

NOTES TO STATUTORY FINANCIAL STATEMENTS
1.   Nature of Operations.................................................................................................   9
2.   Summary of Significant Accounting Policies...........................................................................  10
3.   Investments..........................................................................................................  21
4.   Securities Lending and Repurchase Agreements.........................................................................  29
5.   Restricted Assets....................................................................................................  32
6.   Subprime Mortgage Risk Exposure......................................................................................  32
7.   Derivatives..........................................................................................................  33
8.   Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of   36
       Credit Risk........................................................................................................
9.   Fair Value Measurements..............................................................................................  36
10.  Aggregate Policy Reserves and Deposit Fund Liabilities...............................................................  42
11.  Separate Accounts....................................................................................................  43
12.  Reserves for Guaranteed Policy Benefits and Enhancements.............................................................  46
13.  Participating Policy Contracts.......................................................................................  46
14.  Premium and Annuity Considerations Deferred and Uncollected..........................................................  47
15.  Reinsurance..........................................................................................................  47
16.  Federal Income Taxes.................................................................................................  50
17.  Capital and Surplus..................................................................................................  56
18.  Retirement Plans and Share-Based and Deferred Compensation Plans.....................................................  57
19.  Debt.................................................................................................................  58
20.  Commitments and Contingencies........................................................................................  60
21.  Related Party Transactions...........................................................................................  62
22.  Subsequent Events....................................................................................................  67
23.  Loan-Backed and Structured Security Impairments and Structured Notes Holdings........................................  68

SUPPLEMENTAL INFORMATION
Supplemental Schedule of Assets and Liabilities...........................................................................  74
Supplemental Investment Risks Interrogatories.............................................................................  76
Supplemental Summary Investment Schedule..................................................................................  82

                        Report of Independent Auditors

To the Board of Directors and Shareholder of American General Life Insurance Company

We have audited the accompanying statutory financial statements of American General Life Insurance Company (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., which comprise the statutory statements of admitted assets, liabilities and capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Texas Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities, Supplemental Investment Risks Interrogatories and Supplemental Summary Investment Schedule (collectively, the "supplemental schedules") of the Company as of December 31, 2018 and for the year then ended are presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 22, 2019

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

                                                                December 31,
                                                              -----------------
(in millions)                                                   2018     2017
-------------                                                 -------- --------
Admitted assets
   Cash and investments......................................
       Bonds................................................. $ 94,693 $ 94,338
       Preferred stock.......................................      303      211
       Common stock..........................................      312       93
       Cash, cash equivalents and short-term investments.....    1,547      119
       Mortgage loans........................................   18,928   15,845
       Real estate...........................................      197      223
       Contract loans........................................    1,307    1,340
       Derivatives...........................................    1,635      655
       Securities lending reinvested collateral assets.......      352    2,418
       Derivative cash collateral............................       20    1,027
       Other invested assets.................................    4,364    5,033
                                                              -------- --------
   Total cash and investments................................  123,658  121,302
   Amounts recoverable from reinsurers.......................      306      426
   Amounts receivable under reinsurance contracts............      372      352
   Current federal income tax recoverable....................      266      241
   Deferred tax asset........................................      517      689
   Due and accrued investment income.........................    1,379    1,096
   Premiums due, deferred and uncollected....................      142       48
   Receivables from affiliates...............................      363      316
   Other assets..............................................      164      131
   Separate account assets...................................   49,618   54,104
                                                              -------- --------
Total admitted assets........................................ $176,785 $178,705
                                                              ======== ========

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS (CONTINUED)

                                                                                        December 31,
                                                                                     ------------------
(in millions, except per share data)                                                   2018      2017
------------------------------------                                                 --------  --------
Liabilities
   Policy reserves and contractual liabilities......................................
       Life and annuity reserves.................................................... $ 91,355  $ 87,540
       Liabilities for deposit-type contracts.......................................   12,012     9,663
       Accident and health reserves.................................................      788       812
       Premiums received in advance.................................................       11         1
       Policy and contract claims...................................................      573       576
       Policyholder dividends.......................................................       15        19
                                                                                     --------  --------
   Total policy reserves and contractual liabilities................................  104,754    98,611
   Payable to affiliates............................................................      372       425
   Interest maintenance reserve.....................................................    1,278     1,411
   Derivatives......................................................................      209       454
   Payable for securities lending...................................................      447     2,460
   Repurchase agreements............................................................      119     1,174
   Collateral for derivatives program...............................................      835        45
   Funds held under coinsurance.....................................................   10,863    10,435
   Accrued expenses and other liabilities...........................................    1,750     1,740
   Net transfers from separate accounts due or accrued..............................   (1,394)   (1,591)
   Asset valuation reserve..........................................................    1,583     1,536
   Separate account liabilities.....................................................   49,618    54,021
                                                                                     --------  --------
Total liabilities...................................................................  170,434   170,721
                                                                                     --------  --------
Commitments and contingencies (see Note 20)

Capital and surplus
   Common stock, $10 par value; 600,000 shares authorized, issued and outstanding...        6         6
   Preferred stock, $100 par value; 8,500 shares authorized, issued and outstanding.        1         1
   Gross paid-in and contributed surplus............................................    3,510     3,510
   Unassigned surplus...............................................................    2,834     4,467
                                                                                     --------  --------
Total capital and surplus...........................................................    6,351     7,984
                                                                                     --------  --------
Total liabilities and capital and surplus........................................... $176,785  $178,705
                                                                                     ========  ========

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF OPERATIONS

                                                                                             Years Ended December 31,
                                                                                           ---------------------------
(in millions)                                                                                2018      2017     2016
-------------                                                                              --------  -------  --------
Revenues
   Premiums and annuity considerations.................................................... $(10,325) $11,031  $  7,561
   Net investment income..................................................................    6,243    5,881     6,090
   Amortization of interest maintenance reserve...........................................      141      128        99
   Reserve adjustments on reinsurance ceded...............................................   17,732   (1,160)  (10,314)
   Commissions and expense allowances.....................................................      814      798       768
   Separate account fees..................................................................    1,167    1,216     1,025
   Other income...........................................................................      437      472       429
                                                                                           --------  -------  --------
Total revenues............................................................................   16,209   18,366     5,658
                                                                                           --------  -------  --------
Benefits and expenses
   Death benefits.........................................................................      260      760     1,089
   Annuity benefits.......................................................................    1,537    3,374     3,276
   Surrender benefits.....................................................................    7,119    6,452     6,125
   Other benefits.........................................................................      271      565       591
   Change in reserves.....................................................................    3,792      742   (10,216)
   Commissions............................................................................    1,131    1,023     1,045
   General insurance expenses.............................................................      828      969     1,049
   Net transfers (from) to separate accounts..............................................     (774)   1,306       303
   Other expenses.........................................................................      638      592       238
                                                                                           --------  -------  --------
Total benefits and expenses...............................................................   14,802   15,783     3,500
                                                                                           --------  -------  --------
Net gain from operations before dividends to policyholders and federal income taxes.......    1,407    2,583     2,158
Dividends to policyholders................................................................      (13)      18        19
                                                                                           --------  -------  --------
Net gain from operations after dividends to policyholders and before federal income taxes.    1,420    2,565     2,139
Federal income tax expense................................................................      513    1,025     1,182
                                                                                           --------  -------  --------
Net gain from operations..................................................................      907    1,540       957
Net realized capital (losses) gains.......................................................     (342)    (928)      634
                                                                                           --------  -------  --------
Net income................................................................................ $    565  $   612  $  1,591
                                                                                           ========  =======  ========

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                               Gross Paid-
                                                                     Common &    In and
                                                                     Preferred Contributed Unassigned Total Capital
(in millions)                                                          Stock     Surplus    Surplus    and Surplus
-------------                                                        --------- ----------- ---------- -------------
Balance, January 1, 2016............................................    $ 7      $4,318     $ 4,569      $ 8,894
                                                                        ---      ------     -------      -------
   Net income.......................................................     --          --       1,591        1,591
   Change in net unrealized capital gains (losses)..................     --          --        (380)        (380)
   Change in net unrealized foreign exchange capital gains (losses).     --          --        (277)        (277)
   Change in deferred tax...........................................     --          --         290          290
   Change in non-admitted assets....................................     --          --        (243)        (243)
   Change in asset valuation reserve................................     --          --         310          310
   Change in surplus from separate accounts.........................     --          --          48           48
   Other changes in surplus in separate accounts....................     --          --          (6)          (6)
   Capital Changes:
       Return of capital............................................     --        (630)         --         (630)
   Dividends to parent recorded as return of capital................     --          --       2,185        2,185
   Dividends to stockholder.........................................     --          --      (2,740)      (2,740)
   Prior period corrections (see Note 2)............................     --          --         (41)         (41)
                                                                        ---      ------     -------      -------
Balance, December 31, 2016..........................................    $ 7      $3,688     $ 5,306      $ 9,001
                                                                        ===      ======     =======      =======
   Net income.......................................................     --          --         612          612
   Change in net unrealized capital gains (losses)..................     --          --          36           36
   Change in net unrealized foreign exchange capital gains (losses).     --          --         271          271
   Change in deferred tax...........................................     --          --      (1,286)      (1,286)
   Change in non-admitted assets....................................     --          --       1,001        1,001
   Change in asset valuation reserve................................     --          --          19           19
   Change in surplus from separate accounts.........................     --          --         178          178
   Other changes in surplus in separate accounts....................     --          --        (178)        (178)
   Cumulative effect of changes in accounting principles............     --          --         132          132
   Capital Changes:
       Return of capital............................................     --        (178)         --         (178)
   Dividends to parent recorded as return of capital................     --          --         107          107
   Dividends to stockholder.........................................     --          --      (1,722)      (1,722)
   Prior period corrections (see Note 2)............................     --          --          (9)          (9)
                                                                        ---      ------     -------      -------
Balance, December 31, 2017..........................................    $ 7      $3,510     $ 4,467      $ 7,984
                                                                        ===      ======     =======      =======
   Net income.......................................................     --          --         565          565
   Change in net unrealized capital gains (losses)..................     --          --          32           32
   Change in net unrealized foreign exchange capital gains (losses).     --          --        (256)        (256)
   Change in deferred tax...........................................     --          --          24           24
   Change in non-admitted assets....................................     --          --        (292)        (292)
   Change in asset valuation reserve................................     --          --         (47)         (47)
   Change in surplus from separate accounts.........................     --          --          74           74
   Other changes in surplus in separate accounts....................     --          --         (74)         (74)
   Dividends to stockholder.........................................     --          --      (1,697)      (1,697)
   Prior period corrections (see Note 2)............................     --          --          38           38
                                                                        ---      ------     -------      -------
Balance, December 31, 2018..........................................    $ 7      $3,510     $ 2,834      $ 6,351
                                                                        ===      ======     =======      =======

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF CASH FLOWS

                                                                         Years Ended December 31,
                                                                        -------------------------
(in millions)                                                             2018     2017     2016
-------------                                                           -------  -------  -------
Cash from operations
   Premium and annuity considerations, collected, net of reinsurance... $11,771  $10,601  $11,433
   Net investment income...............................................   5,468    5,143    5,156
   Other income                                                          (1,848)   1,148    1,056
                                                                        -------  -------  -------
   Total revenue received..............................................  15,391   16,892   17,645
                                                                        -------  -------  -------
   Benefits paid.......................................................   9,107   11,051   10,938
   Net transfers to (from) separate accounts...........................    (971)   1,450      838
   Commissions and expenses paid.......................................   2,907    2,959    2,631
   Dividends paid to policyholders.....................................     (10)      19       22
   Federal income taxes................................................     540      902    1,047
                                                                        -------  -------  -------
   Total benefits and expenses paid....................................  11,573   16,381   15,476
                                                                        -------  -------  -------
Net cash provided by operations........................................   3,818      511    2,169
                                                                        =======  =======  =======
Cash from investments
   Proceeds from investments sold, matured or repaid:
       Bonds...........................................................  18,960   23,013   20,993
       Stocks..........................................................      10       25      558
       Mortgage loans..................................................   1,594    1,727    1,079
       Real estate.....................................................      36       32      115
       Other invested assets...........................................     882    1,630    2,840
       Derivatives.....................................................      --       --    1,185
       Securities lending reinvested collateral assets.................   2,066       --       --
       Miscellaneous proceeds..........................................   1,235    1,281       --
                                                                        -------  -------  -------
   Total proceeds from investments sold, matured or repaid.............  24,783   27,708   26,770
                                                                        -------  -------  -------
   Cost of investments acquired:
       Bonds...........................................................  19,254   21,006   21,386
       Stocks..........................................................     325       64      102
       Mortgage loans..................................................   4,157    4,136    3,190
       Real estate.....................................................      36       92       18
       Other invested assets...........................................   1,343    1,714    1,147
       Securities lending reinvested collateral assets.................      --      279    1,178
       Miscellaneous purchases.........................................   1,309      341    1,937
                                                                        -------  -------  -------
   Total cost of investments acquired..................................  26,424   27,632   28,958
                                                                        -------  -------  -------
   Net adjustment in contract loans....................................     (33)     (29)     (69)
                                                                        -------  -------  -------
Net cash (used in) provided by investing activities....................  (1,608)     105   (2,119)
                                                                        =======  =======  =======
Cash from financing and miscellaneous sources
   Cash provided (applied):
       Return of capital...............................................      --     (178)    (551)
       Federal Home Loan Bank advance payments.........................      --       --     (100)
       Net deposits on deposit-type contracts..........................   1,983      173      359
       Dividends to Parent.............................................  (1,697)  (1,240)    (669)
       Change in securities lending....................................  (2,013)     314    1,183
       Other, net......................................................     945      245     (204)
                                                                        -------  -------  -------
Net cash (used) provided in financing and miscellaneous activities.....    (782)    (686)      18
                                                                        =======  =======  =======
Net increase (decrease) in cash, cash equivalents and short-term
  investments..........................................................   1,428      (70)      67
Cash, cash equivalents and short-term investments at beginning of year.     119      189      121
                                                                        -------  -------  -------
Cash, cash equivalents and short-term investments at end of year....... $ 1,547  $   119  $   189
                                                                        =======  =======  =======
Non-cash activities, excluded from above:
   Non-cash dividends and return of capital............................ $    --  $    --  $(2,156)
   Non-cash transfer from other invested assets to mortgage loans......     787    1,468       --
   Non-cash AIG Global Real Estate transactions........................     644       --       --
   Non-cash Fortitude Re settlement....................................     230       --       --
   Non-cash tax payment................................................      --      671       --
   Non-cash dividends reclass..........................................      --      482       --
   Non-cash Investment Real Estate sale................................     128       --       --

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

American General Life Insurance Company (AGL or the Company), including its wholly owned subsidiaries, is a wholly owned subsidiary of AGC Life Insurance Company (AGC Life or the Parent), an indirect, wholly owned subsidiary of American International Group, Inc. (AIG Parent). AIG Parent is a holding company, which through its subsidiaries provides a wide range of property casualty insurance, life insurance, retirement products and other financial services to commercial and individual customers in more than 80 countries and jurisdictions. The term "AIG Parent" means American International Group, Inc. and not any of AIG Parent's consolidated subsidiaries.

The Company is a stock life insurance company domiciled and licensed under the laws of the State of Texas and is subject to regulation by the Texas Department of Insurance (TDI). The Company is also subject to regulation by the states in which it is authorized to transact business. The Company is licensed in 49 states and the District of Columbia.

The Company is a leading provider in the United States of individual term and universal life insurance solutions to middle-income and high-net-worth customers, as well as a leading provider in the United States of fixed and variable annuities. AGL's primary products include term life insurance, universal, variable universal and whole life insurance, accident and health insurance, single- and flexible-premium deferred fixed and variable annuities, fixed index deferred annuities, single-premium immediate and delayed-income annuities, private placement variable annuities, private placement variable universal life, structured settlements, corporate- and bank-owned life insurance, terminal funding annuities, guaranteed investment contracts, funding agreements, stable value wrap products and group benefits. The Company distributes its products through a broad multi-channel distribution network, which includes independent marketing organizations, independent insurance agents and financial advisors, banks, broker dealers, structured settlement brokers and benefit consultants and direct-to-consumer through AIG Direct Insurance Services, Inc. (AIG Direct).

SunAmerica Asset Management LLC (SAAMCo), together with its wholly owned distributor, AIG Capital Services, Inc., and its wholly owned servicing agent, SunAmerica Fund Services, Inc., represent the Company's asset management operations. These companies earn fee income by managing, distributing and administering a diversified family of mutual funds, and variable subaccounts offered within the variable annuity and variable universal life products, and by distributing retail mutual funds and providing professional management of individual, corporate and pension plan portfolios.

In February 2018, the Company and its U.S. life insurance company affiliates, Variable Annuity Life Insurance Company (VALIC) and The United States Life Insurance Company in the City of New York (USL), each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Please refer to Note 15 - Reinsurance for further details relating to this agreement.

In May 2016, the Company sold AIG Advisor Group, its network of independent broker-dealers, to investment funds affiliated with Lightyear Capital LLC and PSP Investments.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG Parent, monetary and fiscal policies of the United States federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance and financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, which include interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, monitoring and limiting prepayments and extension risk in its portfolio, maintaining a large percentage of the Company's portfolio in highly liquid securities, engaging in a disciplined process of underwriting, and reviewing and monitoring credit risk.

The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company's exposure to risks related to guaranteed death benefits and

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

guaranteed living benefits on variable annuity products, and may reduce fee income on variable product assets held in separate accounts. Such guaranteed benefits are sensitive to equity and interest rate market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the TDI. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described herein.

The TDI recognizes only statutory accounting practices (SAP) prescribed or permitted by the State of Texas for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Texas Insurance Law. The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Texas.

The state has adopted certain prescribed accounting practices that differ from those found in the NAIC SAP. In 1984, the Company increased the value of its home office real estate properties to reflect the then current market value in accordance with prescribed guidance.

Effective December 31, 2015 and subsequent reporting periods through September 30, 2019, AGL received approval from the TDI to apply a permitted practice in its financial statements allowing AGL to use the criteria established in Actuarial Guideline 43, instead of the criteria established in Statement of Statutory Accounting Principles (SSAP) No. 86, "Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions" to determine if a hedge is effective for certain interest rate swaps that are used to hedge guaranteed minimum withdrawal benefits. Thus, specific interest rate swaps that AGL has determined are effective hedges were reported at amortized cost, pursuant to the accounting guidance set forth in SSAP 86.

Effective December 31, 2017, AGL received approval from the TDI expanding the aforementioned permitted practice to also include swaptions in its 2017 Annual Statement and subsequent reporting periods through September 30, 2019 or any earlier date relative to changes in the SAP framework that addresses this issue. Upon adoption, the effect of this permitted practice was reported as a change in accounting principle, consistent with SSAP No. 3, "Accounting Changes and Corrections of Errors," as of January 1, 2015, while the effect of the expanded permitted practice to include swaptions was reported as a change in accounting principle as of January 1, 2017 and increased surplus by $132 million.

The Insurance Commissioner of the State of Texas has the right to permit other specific practices that deviate from prescribed practices.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a reconciliation of the Company's net income and capital and surplus between NAIC SAP basis and the basis including practices prescribed or permitted by the State of Texas:

                                                                          December 31,
                                                                     ----------------------
(in millions)                                                  SSAP#  2018    2017    2016
-------------                                                  ----- ------  ------  ------
NET INCOME
State basis...................................................       $  565  $  612  $1,591
State permitted practices that increase (decrease) NAIC SAP:
   Effective interest rate hedges - NII.......................   86      47       6     (12)
   Effective interest rate hedges - RG(L).....................           12      (6)    (12)
State prescribed practices that increase (decrease) NAIC SAP:
   Depreciation of home office property.......................  40R      --      --      --
                                                                     ------  ------  ------
Net income, NAIC SAP..........................................       $  624  $  612  $1,567
                                                                     ======  ======  ======
SURPLUS
State basis...................................................       $6,351  $7,984  $9,001
State permitted practices that increase (decrease) NAIC SAP:
   Effective interest rate hedges.............................   86    (403)   (430)   (645)
State prescribed practices that increase (decrease) NAIC SAP:
   Depreciation of home office property.......................  40R     (24)    (24)    (24)
                                                                     ------  ------  ------
Statutory capital and surplus, NAIC SAP.......................       $5,924  $7,530  $8,332
                                                                     ======  ======  ======

In the event AGL had not employed any or all of these permitted and prescribed practices, AGL's risk-based capital (RBC) would not have triggered a regulatory event.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by the TDI requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenue and expense during the period. The areas of significant judgments and estimates include the following:

..   application of other-than-temporary impairments (OTTI);

..   estimates with respect to income taxes, including recoverability of deferred tax assets (DTA);

..   fair value measurements of certain financial assets; and

..   policy reserves for life, annuity and accident and health insurance contracts, including guarantees.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, Statutory Statements of Operations and Statutory Statements of Cash Flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The Company does not believe such revisions would have a material impact on statutory capital and surplus.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Significant Accounting Policies

Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 designation are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a designation in over one year from the NAIC's Investment Analysis Office (IAO) receive a "6*" designation and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the IAO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that
(1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. The discount or premium on bonds is amortized using the effective yield method.

Loan-backed and structured securities (LBaSS) include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities
(CMBS), asset-backed securities (ABS), pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are carried on a basis consistent with that of bonds not backed by loans. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed securities (MBS) and ABS were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

RBC charges for LBaSS are based on the final NAIC designations, which are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified designation based on an NAIC matrix and the Company's statement value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the NAIC's IAO, interest only securities, and those securities with an original NAIC designation of 5, 5*, 6 or 6*, the final NAIC designation is based on the IAO or Credit Rating Provider rating and is not subject to a modified designation or financial modeling.

Short sale is the sale of a security which is not owned by the Company at the time of sale. Short sales are normally settled by the delivery of a security borrowed by or on behalf of seller. A short sale as defined in Statement of Statutory Accounting Principle (SSAP) No. 103 "Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is reported as a contra-asset (negative asset) initially reported at fair value, with changes in fair value recognized as unrealized gains and losses.

Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized capital losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary.

Unaffiliated common stocks are carried at fair value, with unrealized capital gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary. For Federal Home Loan Bank (FHLB) capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

The Company has no investments in insurance subsidiary, controlled, and affiliated (SCA) entities. Investments in non-insurance SCA entities are recorded based on the equity of the investee per audited financial statements prepared pursuant to U.S. GAAP, which is adjusted to a statutory basis of accounting, if applicable. All investments in non-insurance SCA entities for which either audited U.S. GAAP financial statements or audited foreign GAAP basis financial

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

statements that include a footnote reconciling net income and equity on a foreign GAAP basis to U.S. GAAP are not available, are non-admitted as assets. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized capital gains or losses. Dividends received from such affiliates are recorded as investment income when declared.

Mortgage and mezzanine real estate loans are carried at unpaid principal balances less allowances for credit losses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on performing loans is accrued as earned.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance is established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Real estate consists of properties occupied by the Company, properties held for the production of income and properties held for sale. Properties occupied by the Company and held for the production of income are carried at depreciated cost, less encumbrances, unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its depreciated cost or fair value less estimated costs to sell the property and net of encumbrances. Real estate obtained through foreclosure, in satisfaction of a loan, is recorded at the time of foreclosure at the lower of fair value as determined by acceptable appraisal methodologies, or the carrying amount of the related loan. Land is reported at cost.

Cash, cash equivalents and short-term investments include cash on hand and amounts due from banks and highly liquid debt instruments that have original maturities within one year of date of purchase and are carried at amortized cost. Short-term investments include interest-bearing money market funds, investment pools and other investments with original maturities within one year from the date of purchase.

Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the contract cash surrender value are considered non-admitted assets.

Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported in a manner consistent with the hedged asset or liability (hedge accounting). Changes in statement value or cash flow of derivatives that qualify for hedge accounting are recorded consistent with the changes in the statement value or cash flow of the hedged asset or liability. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge (ineffective hedges) are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses.

Hedge accounting was not used for any derivative instruments in 2018, except as allowed under the permitted practice described above related to certain hedges beginning in 2015.

Other invested assets principally consist of investments in limited partnerships and limited liability companies. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, are reported using the equity method. Under SAP, such investments are generally reported based on audited U.S. GAAP equity of the investee, with subsequent adjustment to a statutory basis of accounting, if applicable.

Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, are generally recorded based on the underlying audited U.S. GAAP equity of the investee, with some prescribed exceptions. SAP allows the use of
(a) the U.S. GAAP equity as set forth in the footnote reconciliation of foreign GAAP equity and income to U.S. GAAP within audited foreign GAAP financial statements or (b) the International Financial Reporting Standards (IFRS) basis equity in audited IFRS financial statements as an

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

acceptable basis for the valuation of minor/non-controlled investments. The audited U.S. tax basis equity may also be used in certain circumstances.

All other investments in entities for which audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized capital gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other than temporary are recognized as realized capital losses.

Securities lending and repurchase agreements: The Company has a securities lending program, which was approved by its Board of Directors and lends securities from its investment portfolio to supplement liquidity or for other uses as deemed appropriate by management. Under the program, securities are lent to financial institutions, and in return the Company receives cash as collateral equal to 102 percent of the fair value of the loaned securities. The cash collateral received is invested in short-term investments that may be sold or repledged or partially used for short-term liquidity purposes based on conservative cash flow forecasts. Securities lent by the Company under these transactions may be sold or repledged by the counterparties. The liability for cash collateral received is reported in payable for securities lending in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus. The Company monitors the fair value of securities loaned and obtains additional collateral as necessary. At the termination of the transactions, the Company and its counterparties are obligated to return the collateral provided and the securities lent, respectively. These transactions are treated as secured financing arrangements.

In addition, the Company is a party to secured financing transactions involving securities sold under agreements to repurchase (repurchase agreements), in which the Company transfers securities in exchange for cash, with an agreement by the Company to repurchase the same or substantially similar securities on agreed upon dates specified in the agreements.

Investment income due and accrued is non-admitted from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days, or is uncertain, and for mortgage loans when loans are foreclosed, or delinquent in payment for greater than 90 days, or when collection of interest is uncertain.

Net realized capital gains and losses, which are determined by using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the interest maintenance reserve.

The Company regularly evaluates its investments for other-than-temporary impairment (OTTI) in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value and the amount of the write-down is recognized as a realized capital loss.

For LBaSS, a non-interest related OTTI resulting from a decline in value due to fundamental credit problems of the issuer is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of future cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. If the decline is interest-related, the LBaSS is written down to fair value.

In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the future cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of estimated future cash flows.

Non-admitted assets are excluded from admitted assets and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets include all assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs,

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

prepaid expenses, electronic data processing (EDP) equipment assets, agents' balances or other receivables over 90 days. Non-admitted assets were $2.9 billion and $2.6 billion at December 31, 2018 and 2017, respectively.

Interest maintenance reserve (IMR) is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related investment gains and losses resulting from sales (net of taxes) and interest-related OTTI (net of taxes). An OTTI occurs when the Company, at the reporting date, has the intent to sell an investment or does not have the intent and ability to hold the security before recovery of the cost of the investment. For LBaSS, if the Company recognizes an interest-related OTTI, the non-interest-related OTTI is recorded to the asset valuation reserve, and the interest-related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold.

Asset valuation reserve (AVR) is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are recorded as direct increases or decreases in surplus.

Separate account assets and liabilities generally represent funds for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company, except for certain guaranteed products. Separate account assets are generally reported at fair value. In addition, certain products with fixed guarantees and market-value-adjusted (MVA) fixed annuity contracts in which the assets are generally carried at amortized cost are required by certain states to be carried in a separate account. The operations of the separate accounts are excluded from the Statutory Statements of Operations and Statutory Statements of Cash Flows of the Company. The Company receives fees for assuming mortality and certain expense risks. Such fees are included in separate account fees in the Statutory Statements of Operations. Reserves for variable annuity contracts are provided in accordance with the Variable Annuity Commissioners' Annuity Reserve Valuation Method (VACARVM) under Actuarial Guideline 43 (AG 43). Reserves for variable universal life accounts are provided in accordance with the Commissioners' Reserve Valuation Method (CRVM).

Policy reserves are established according to different methods.

Life, annuity, and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the TDI.

The Company waives the deduction of deferred fractional premiums on the death of the life and annuity policy insured and returns any premium beyond the date of death. The Company reported additional reserves for surrender values in excess of the corresponding policy reserves.

The Company performs annual cash flow testing in accordance with the Actuarial Opinion and Memorandum Regulation to ensure adequacy of the reserves. Additional reserves are established where the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or where the net premiums exceed the gross premiums on any insurance in force. Total cash flow testing reserves were $90 million at December 31, 2018.

A majority of the Company's variable annuity products are issued with a guaranteed minimum death benefit (GMDB) which provides that, upon the death of a contractholder, the contractholder's beneficiary will receive the greater of
(1) the contractholder's account value, or (2) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the greatest contract value, adjusted for withdrawals, at the specified contract anniversaries; or the principal invested, adjusted for withdrawals, accumulated at the specified rate per annum. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. Death benefits on GMDB policies generally reduce on a proportional basis or on a dollar-for-dollar basis when a partial withdrawal occurs.

Reserves for GMDB benefits are included in the VACARVM reserve. AG 43 requires the Company to perform a stochastic valuation analysis of the total reserves held for all variable annuity contracts with GMDB. These reserves are

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

derived by using the 70 percent Conditional Tail Expectation of the modeled reserves and are based on prudent estimate assumptions. In addition, a deterministic valuation is also performed using assumptions prescribed in AG
43. The greater of these two reserve balances is the AG 43 reserve. However, the Company is currently holding reserves at the C3 Phase II Total Asset Requirement level, which is higher than the AG 43 amount.

Life policies underwritten as substandard are charged extra premiums. Reserves are computed for a substandard policy by adding the reserve for an otherwise identical non-substandard policy plus a factor times the extra premium charge for the year. The factor varies by duration, type of plan, and underwriting. In addition, an extra mortality reserve is reported for ordinary life insurance policies classified as group conversions. Substandard structured settlement annuity reserves are determined by making a constant addition to the mortality rate of the applicable valuation mortality table so that the life expectancy on the adjusted table is equal to the life expectancy determined by the Company's underwriters at issue.

The Company had $66.3 billion of insurance in-force and $1.5 billion of reserves as of December 31, 2018, and $56.8 billion of insurance in-force and $1.3 billion of reserves as of December 31, 2017, for which the gross premiums are less than the net premiums according to the standard of valuation set by the TDI.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula, except for universal life insurance and deferred annuity reserves, which include fund accumulations for which tabular interest has been determined from basic data. For the determination of tabular interest on funds not involving life contingencies, the actual credited interest is used.

Liabilities for deposit-type contracts, which include supplementary contracts without life contingencies and annuities certain, are based on the discounting of future payments at an annual statutory effective rate. Tabular interest on other funds not involving life contingencies is based on the interest rate at which the liability accrues.

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reserves for future policy benefits to be paid on life and accident and health policies, incurred in the statement period, but not yet reported, were established using historical data from claim lag experience. The data is aggregated from product specific studies performed on the Company's business.

Premiums and annuity considerations and related expenses are recognized over different periods. Life premiums are recognized as income over the premium paying periods of the related policies. Annuity considerations are recognized as revenue when received. Premiums for deposit-type products are credited directly to the respective reserves and are not recorded in the Statutory Statement of Operations. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Acquisition costs such as commissions and other expenses related to the production of new business are charged to the Statutory Statements of Operations as incurred.

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Annuity and deposit-type contract surrender benefits are reported on a cash basis, and include annuity benefits, payments under supplementary contracts with life contingencies, surrenders and withdrawals. Withdrawals from deposit-type contracts directly reduce the liability for deposit-type contracts and are not reported in the Statutory Statements of Operations.

General insurance expenses include allocated expenses pursuant to a cost allocation agreement. The Company purchases administrative, accounting, marketing and data processing services from AIG Parent or its subsidiaries and is charged based on estimated levels of usage, transactions or time incurred in providing the respective services. The allocation of costs for investment management services purchased from AIG Parent or its subsidiaries is based on the level of assets under management.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Federal income tax expense (benefit) is recognized and computed on a separate company basis pursuant to a tax sharing agreement with AIG Parent, because the Company is included in the consolidated federal income tax return of its ultimate parent, AIG Parent. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the Statutory Statements of Operations represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory accounting basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the Statutory Statements of Operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

A deferred tax asset (DTA) or deferred tax liability (DTL) is included in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, which reflects the expected future tax consequences of temporary differences between the statement values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTA or DTL is reflected in a separate component of unassigned surplus. Net DTA are limited in their admissibility.

Accounting Changes

There were no new accounting standards that were effective during the periods covered by this statement that had a material impact on the operations of the Company.

Correction of Errors

SAP requires that corrections of errors related to prior periods be reported as adjustments to unassigned surplus to the extent that they are not material to prior periods.

In 2018, six out-of-period errors were identified and corrected, which increased unassigned surplus by $38 million. The most significant of these were in universal life business reflecting a reduction in reserves and adjustments to reinsurance premiums, partially offset by an increase in annuity reserves.

In 2017, certain prior year errors were identified and corrected, which increased reserves and decreased unassigned surplus by $9 million. The most significant of these was an increase in universal life reserves and a decrease in deferred annuity reserves from the correction of the cash values in the policy administration system.

In 2016, certain prior year errors were identified and corrected, which decreased unassigned surplus by $41 million.

Differences in Statutory Accounting and U.S. GAAP Accounting

The accompanying statutory financial statements have been prepared in accordance with accounting practices prescribed or permitted by the TDI. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows.

The objectives of U.S. GAAP differ from the objectives of SAP. U.S. GAAP is designed to measure the entity as a going concern and to produce general purpose financial statements to meet the varying needs of the different users of financial statements. SAP is designed to address the accounting requirements of regulators, who are the primary users of statutory-basis financial statements and whose primary objective is to measure solvency. As a result, U.S. GAAP stresses measurement of earnings and financial condition of a business from period to period, while SAP stresses measurement of the ability of the insurer to pay claims in the future.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Investments. Under SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

Under SAP, all single- and multi-class MBS or other ABS (e.g., Collateralized Mortgage Obligations (CMO) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. For LBaSS subsequent to July 1, 2009, if it is determined that a decline in fair value is other than temporary the cost basis of the security is written down to the discounted estimated future cash flows. Bonds, other than LBaSS, that are other-than-temporarily impaired are written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all bonds, if it is determined that a decline in fair value is other-than-temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-credit portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

Under SAP, when it is probable that the insurer will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than as a component of earnings as would be required under U.S. GAAP. If the impairment is other-than-temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under U.S. GAAP, valuation allowances would be established when the insurer determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such U.S. GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

Under SAP, joint ventures, partnerships and limited liability companies in which the insurer has a minor ownership interest (i.e., less than 10 percent) or lacks control are generally recorded based on the underlying audited U.S. GAAP basis equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies in which the insurer has a significant ownership interest or is deemed to have control are accounted for under the equity method, where that is not the case, such investments are carried at fair value with changes in fair value recognized in earnings in 2018 for equity securities previously designated as available-for-sale and through net income for equity securities measured at fair value at the Company's election. Prior to 2018, equity securities designated as available-for-sale were carried at fair value with changes in fair value recorded through other comprehensive income.

Real Estate. Under SAP, investments in real estate are reported net of related obligations; under U.S. GAAP, investments in real estate are reported on a gross basis. Under SAP, real estate owned and occupied by the insurer is included in investments; under U.S. GAAP, real estate owned and occupied by the insurer is reported as an operating asset, and operating income and expenses include rent for the insurer's occupancy of those properties.

Derivatives. Under SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized capital gains or losses. Under U.S. GAAP, such derivative instruments are accounted for at fair value with the changes in fair value recorded as realized capital gains or losses. Under U.S. GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the insurer's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under SAP, non-performance risk (own credit-risk) is not reflected in the fair value calculations for derivative liabilities. Under U.S. GAAP, index life insurance features in certain variable universal life contracts and certain guaranteed features of variable annuities are bifurcated and accounted for

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

separately as embedded policy derivatives. Under SAP, embedded derivatives are not bifurcated or accounted for separately from the host contract.

Interest Maintenance Reserve. Under SAP, the insurer is required to maintain an IMR. IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related capital gains and losses realized through sales or OTTI. IMR applies to all types of fixed maturity investments, including bonds, preferred stocks, MBS, ABS and mortgage loans. After-tax capital gains or losses realized upon the sale or impairment of such investments resulting from changes in the overall level of interest rates are excluded from current period net income and transferred to the IMR. The transferred after-tax net realized capital gains or losses are then amortized into income over the remaining period to maturity of the divested asset. Realized capital gains and losses are reported net of tax and transfers to the IMR, after net gain from operations. Any negative IMR balance is treated as non-admitted asset. This reserve is not required under U.S. GAAP and pre-tax realized capital gains and losses are reported as component of total revenues, with related taxes included in taxes from operations.

Asset Valuation Reserve. Under SAP, the insurer is required to maintain an AVR, which is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. The level of AVR is based on both the type of investment and its credit rating. Under SAP, AVR is included in total adjusted capital for RBC analysis purposes. Changes to AVR are charged or credited directly to unassigned surplus. This reserve is not required under U.S. GAAP.

Subsidiaries. Under SAP, investments in insurance subsidiaries are recorded based upon the underlying audited statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized capital gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through consolidation. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

Policy Acquisition Costs and Sales Inducements. Under SAP, policy acquisition costs are expensed when incurred. Under U.S. GAAP, acquisition costs that are incremental and directly related to the successful acquisition of new and renewal of existing insurance and investment-type contracts, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs
(DAC) are amortized, with interest, over the premium-paying period of the related contracts, using assumptions that are consistent with those used in computing policy benefit reserves. Under SAP, sales inducements are expensed when incurred. Under U.S. GAAP, certain sales inducements on interest-sensitive life insurance contracts and deferred annuities are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC.

Deferred Premiums. Under SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset, while under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

Non-admitted Assets. Certain assets designated as "non-admitted," principally any negative IMR, agents' balances or unsecured loans or advances to agents, certain DTAs, furniture, equipment and computer software, receivables over 90 days and prepaid expenses, as well as other assets not specifically identified as admitted assets within the NAIC SAP, are excluded from the Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus and are charged directly to unassigned surplus. Under U.S. GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies. Under SAP, revenues for universal life and annuity policies containing mortality or morbidity risk considerations consist of the entire premium received, and benefits incurred consist of the total of death benefits paid and the change in policy reserves. Payments received on contracts that do not incorporate any mortality or morbidity risk considerations (deposit-type contracts) are credited directly to an appropriate liability for deposit-type contract account without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the Statutory Statements of Operations as incurred. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under U.S. GAAP, premiums received in excess of policy charges are not recognized as premium revenue, and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Benefit Reserves. Under SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the insurer within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the insurer based on management's estimates and judgment.

Policyholder funds not involving life contingencies use different valuation assumptions for SAP and U.S. GAAP. Under SAP, prescribed rates of interest related to payout annuities are used in the discounting of expected benefit payments, while under U.S. GAAP, the insurer's best estimates of interest rates are used.

Under SAP, the Commissioners' Reserve Valuation Method is used for the majority of individual insurance reserves. Under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under SAP. Under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

Under SAP, the CARVM is used for the majority of individual deferred annuity reserves, while under U.S. GAAP, individual deferred annuity policyholder liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder, together with liabilities for certain contractual guarantees, if applicable.

Under SAP, reserves for fixed rate deposit-type contracts are based upon their accumulated values, discounted at an annual statutory effective rate, while under U.S. GAAP, reserves for deposit-type contracts are recorded at their accumulated values.

Reinsurance. Under SAP, policy and contract liabilities ceded to reinsurers are reported as reductions of the related reserves rather than as assets as required under U.S. GAAP. Under SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premiums, and unpaid losses ceded to reinsurers not licensed to assume such business. Changes to these amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Under SAP, the criteria used to demonstrate risk transfer varies from U.S. GAAP, which may result in transactions that are accounted for as reinsurance for SAP and deposit accounting for U.S. GAAP. Under SAP, the reserve credit permitted for unauthorized reinsurers is less than or equal to the amount of letter of credit or funds held in trust by the reinsurer. Under U.S. GAAP, assumed and ceded reinsurance is reflected on a gross basis in the balance sheet, and certain commissions allowed by reinsurers on ceded business are deferred and amortized on a basis consistent with DAC.

Policyholder Dividend Liabilities. Under SAP, policyholder dividends are recognized when declared. Under U.S. GAAP, policyholder dividends are recognized over the term of the related policies.

Separate Accounts. Under SAP, separate account surplus created through the use of the CRVM, the VACARVM or other reserving methods is reported by the general account as an unsettled transfer from the separate account. The net change on such transfers is included as a part of the net gain from operations in the general account. This is not required under U.S. GAAP.

Separate accounts include certain non-unitized assets which primarily represent MVA fixed options of variable annuity contracts issued in various states. Under SAP, these contracts are accounted for in the separate account financial statements, while under U.S. GAAP, they are accounted for in the general account.

Deferred Income Taxes. Under SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within a maximum three years of the reporting date or a maximum 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized. Under SAP, income tax expense is based upon taxes currently

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits. Under U.S. GAAP, changes in deferred taxes are recorded in income tax expense.

Offsetting of Assets and Liabilities. Under SAP, offsetting of assets and liabilities is not permitted when there are master netting agreements unless four requirements for valid right of offset are met. The requirements include
1) each of the two parties owes the other determinable amounts, 2) the reporting party has the right to set off the amount owed with the amount owed by the other party, 3) the reporting party intends to set off, and 4) the right of setoff is enforceable. The prohibition against offsetting extends to derivatives and collateral posted against derivative positions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Under U.S. GAAP, these amounts under master netting arrangements may be offset and presented on a net basis.

3. INVESTMENTS

Bonds and Equity Securities

The following table presents the statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and equity securities by major security type:

                                                                              Gross      Gross
                                                                  Statement Unrealized Unrealized
(in millions)                                                       Value     Gains      Losses   Fair Value
-------------                                                     --------- ---------- ---------- ----------
December 31, 2018
Bonds:
   U.S. government obligations...................................  $ 1,754    $   45    $   (42)   $  1,757
   All other governments.........................................    3,046        77       (144)      2,979
   States, territories and possessions...........................      309        22         (1)        330
   Political subdivisions of states, territories and possessions.      376        36         (4)        408
   Special revenue...............................................    8,642       357       (135)      8,864
   Industrial and miscellaneous..................................   79,780     3,574     (1,954)     81,400
   Hybrid securities.............................................      785       132        (19)        898
   Parent, subsidiaries and affiliates...........................       --        --         --          --
                                                                   -------    ------    -------    --------
Total bonds......................................................   94,692     4,243     (2,299)     96,636
                                                                   -------    ------    -------    --------
   Preferred stock...............................................      303        12         (1)        314
   Common stock*.................................................      312        --         --         312
                                                                   -------    ------    -------    --------
Total equity securities..........................................      615        12         (1)        626
                                                                   -------    ------    -------    --------
Total............................................................  $95,307    $4,255    $(2,300)   $ 97,262
                                                                   =======    ======    =======    ========
December 31, 2017................................................
Bonds:
   U.S. government obligations...................................  $ 1,215    $   59    $    (9)   $  1,265
   All other government..........................................    2,878       210        (31)      3,057
   States, territories and possessions...........................      396        46         --         442
   Political subdivisions of states, territories and possessions.      398        63         (1)        460
   Special revenue...............................................    8,360       567        (56)      8,871
   Industrial and miscellaneous..................................   76,098     6,461       (418)     82,141
   Hybrid securities.............................................      578       207         (3)        782
   Parent, subsidiaries and affiliates...........................    4,415       437         --       4,852
                                                                   -------    ------    -------    --------
Total bonds......................................................   94,338     8,050       (518)    101,870
                                                                   -------    ------    -------    --------
   Preferred stock...............................................      211        18         --         229
   Common stock*.................................................       93        --         --          93
                                                                   -------    ------    -------    --------
Total equity securities..........................................      304        18         --         322
                                                                   -------    ------    -------    --------
Total............................................................  $94,642    $8,068    $  (518)   $102,192
                                                                   =======    ======    =======    ========

* Common stock includes $109 million and $6 million of investments in affiliates at December 31, 2018 and 2017, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Bonds and Equity Securities in Loss Positions

The following table summarizes the fair value and gross unrealized losses (where fair value is less than amortized cost) on bonds and equity securities, including amounts on NAIC 6 and 6* bonds, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position:

                                                       Less than 12 Months 12 Months or More        Total
                                                       -----------------   -----------------  -----------------
                                                                  Gross              Gross              Gross
                                                        Fair    Unrealized  Fair   Unrealized  Fair   Unrealized
(in millions)                                           Value     Losses    Value    Losses    Value    Losses
-------------                                          -------  ---------- ------- ---------- ------- ----------
December 31, 2018
Bonds:
   U.S. government obligations........................ $   317   $   (11)  $   751   $ (31)   $ 1,068  $   (42)
   All other government...............................   1,295       (85)      610     (58)     1,905     (143)
   U.S. States, territories and possessions...........      67        (1)       --      --         67       (1)
   Political subdivisions of states, territories and
     possessions......................................      85        (1)       34      (3)       119       (4)
   Special revenue....................................   1,698       (46)    2,313     (89)     4,011     (135)
   Industrial and miscellaneous.......................  26,952    (1,193)    9,726    (778)    36,678   (1,971)
   Hybrid securities..................................     174       (11)       58      (8)       232      (19)
   Parent, subsidiaries and affiliates................      --        --        --      --         --       --
                                                       -------   -------   -------   -----    -------  -------
Total bonds...........................................  30,588    (1,348)   13,492    (967)    44,080   (2,315)
                                                       =======   =======   =======   =====    =======  =======
   Preferred stock....................................      95        (1)        5      --        100       (1)
   Common stock.......................................      61       (14)       --      --         61      (14)
                                                       -------   -------   -------   -----    -------  -------
Total equity securities...............................     156       (15)        5      --        161      (15)
                                                       -------   -------   -------   -----    -------  -------
Total................................................. $30,744   $(1,363)  $13,497   $(967)   $44,241  $(2,330)
                                                       =======   =======   =======   =====    =======  =======
December 31, 2017
Bonds:
   U.S. government obligations........................ $   336   $    (4)  $    76   $  (5)   $   412  $    (9)
   All other government...............................     473       (25)      145      (6)       618      (31)
   U.S States, territories and possessions............      25        --         5      --         30       --
   Political subdivisions of states, territories and
     possessions......................................      --        --        --      --         --       --
   Special revenue....................................   1,609       (23)      758     (33)     2,367      (56)
   Industrial and miscellaneous.......................   7,272      (235)    3,713    (191)    10,985     (426)
   Hybrid securities..................................      54        (3)        8      --         62       (3)
   Parent, subsidiaries and affiliates................     136        --        --      --        136       --
                                                       -------   -------   -------   -----    -------  -------
Total bonds...........................................   9,905      (290)    4,705    (235)    14,610     (525)
                                                       =======   =======   =======   =====    =======  =======
   Preferred stock....................................       5        --         5      --         10       --
   Common stock.......................................       1        --        --      --          1       --
                                                       -------   -------   -------   -----    -------  -------
Total equity securities...............................       6        --         5      --         11       --
                                                       -------   -------   -------   -----    -------  -------
Total................................................. $ 9,911   $  (290)  $ 4,710   $(235)   $14,621  $  (525)
                                                       =======   =======   =======   =====    =======  =======

As of December 31, 2018 and 2017, the number of bonds and equity securities in an unrealized loss position was 3,983 and 1,814, respectively. Bonds comprised 3,916 of the total, of which 1,397 were in a continuous loss position greater than 12 months at December 31, 2018. Bonds comprised 1,778 of the total, of which 526 were in a continuous loss position greater than 12 months at December 31, 2017.

The Company did not recognize the unrealized losses in earnings on these fixed maturity securities at December 31, 2018 and 2017, respectively, because the Company neither intends to sell the securities nor does the Company believe that it is more likely than not that the Company will be required to sell these securities before recovery of their amortized cost basis. For fixed maturity securities with significant declines, the Company performed fundamental credit analyses on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other available market data.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Contractual Maturities of Bonds

The following table presents the statement value and fair value of bonds by contractual maturity:

                                                   Statement  Fair
           (in millions)                             Value    Value
           -------------                           --------- -------
           December 31, 2018
           Due in one year or less................  $ 1,217  $ 1,226
           Due after one year through five years..   10,609   10,687
           Due after five years through ten years.   15,586   15,475
           Due after ten years....................   37,210   37,552
           LBaSS..................................   30,129   31,757
                                                    -------  -------
           Total..................................  $94,751  $96,697
                                                    =======  =======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Bonds in or near default as to payment of principal or interest had a statement value of $154 million and $175 million at December 31, 2018 and 2017, respectively, which is the fair value. At December 31, 2018 and 2017, the Company had no income excluded from due and accrued for bonds.

At December 31, 2018, the Company's bond portfolio included bonds totaling
$6.0 billion not rated investment grade by the NAIC designations (categories 3-6). These bonds accounted for 3 percent of the Company's total assets and 5 percent of invested assets. These below investment grade securities, excluding structured securities, span across 16 industries. At December 31, 2017, the Company's bond portfolio included bonds totaling $5.5 billion not rated investment grade by the NAIC designations (categories 3-6). These bonds accounted for 3 percent of the Company's total assets and 5 percent of invested assets. These below investment grade securities, excluding structured securities, span across 15 industries.

The following table presents the industries that constitute more than 10% of the below investment grade securities:

                                             December 31,
                                             ----------
                                             2018   2017
                                             ----   ----
                       Consumer cyclical.... 17.2%  14.9%
                       Consumer Noncyclical. 16.9   14.2
                       Energy............... 12.0   16.8

LBaSS

The Company determines fair value of LBaSS based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations (CDO) are priced by approved independent third-party valuation service providers and broker dealer quotations. Small portions of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

The following table presents the statement value and fair value of LBaSS:

                                          December 31, 2018 December 31, 2017
                                          ----------------- -----------------
                                          Statement  Fair   Statement  Fair
   (in millions)                            Value    Value    Value    Value
   -------------                          --------- ------- --------- -------
   Loan-backed and structured securities.  $30,129  $31,757  $31,991  $34,474
                                           =======  =======  =======  =======

Prepayment assumptions for single class, multi-class mortgage-backed and ABS were obtained from independent third-party valuation service providers or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

At December 31, 2018 and 2017, the Company had exposure to a variety of LBaSS. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of the quarterly surveillance process, the Company takes into account many of these characteristics in making the OTTI assessment.

At December 31, 2018 and 2017, the Company did not have any LBaSS with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

During 2018, 2017 and 2016, the Company recognized total OTTI of $47 million, $54 million and $118 million, respectively, on LBaSS that were still held by the Company. In addition, at December 31, 2018 and 2017, the Company held loan-backed impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest (credit) related declines that were recognized in earnings, but for which an associated interest-related decline has not been recognized in earnings as a realized capital loss.

The following table summarizes the fair value and aggregate amount of unrealized losses on LBaSS and length of time that individual securities have been in a continuous unrealized loss position:

                      Less than 12 Months 12 Months or More       Total
                      ------------------  ----------------  -----------------
                                Gross              Gross              Gross
                      Fair    Unrealized  Fair   Unrealized  Fair   Unrealized
   (in millions)      Value     Losses    Value    Losses    Value    Losses
   -------------      ------  ----------  ------ ---------- ------- ----------
   December 31, 2018
      LBaSS.......... $6,672    $(143)    $3,696   $(137)   $10,368   $(280)
   December 31, 2017.
      LBaSS.......... $3,896    $ (59)    $1,667   $ (81)   $ 5,563   $(140)
                      ======    =====     ======   =====    =======   =====

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company generally considers its cash and working capital requirements and expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

The Company does not have any LBaSS for which it is not practicable to estimate fair values.

The following table presents the rollforward of non-interest related OTTI for
LBaSS:

                                                                                                         December 31,
                                                                                                         -------------
(in millions)                                                                                             2018   2017
-------------                                                                                            ------ ------
Balance, beginning of year.............................................................................. $1,535 $1,481
Increases due to:
   Credit impairment on new securities subject to impairment losses.....................................      9     31
   Additional credit impairment on previously impaired investments......................................     38     30
Reduction due to:
   Credit impaired securities fully disposed for which there was no prior intent or requirement to sell.    180      7
                                                                                                         ------ ------
Balance, end of year.................................................................................... $1,402 $1,535
                                                                                                         ====== ======

See Note 23 for a list with each LBaSS at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current year and a list of the Company's structured notes holding at December 31, 2018.

Mortgage Loans

Mortgage loans had outstanding principal balances of $19.1 billion and $16.0 billion at December 31, 2018 and 2017, respectively. Contractual interest rates range from 1.90 percent to 10.10 percent. The mortgage loans at December 31, 2018 had maturity dates ranging from 2019 to 2055.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the U.S. and Canada. The commercial mortgage loans are non-recourse to the borrower.

The following tables present the geographic and property-type distribution of the Company's mortgage loan portfolio:

                                                December 31,
                                                ------------
                                                 2018   2017
                                                -----  -----
                   Geographic distribution:
                      Mid-Atlantic.............  26.3%  28.2%
                      Foreign..................  21.9   16.0
                      Pacific..................  15.6   17.3
                      South Atlantic...........  12.6   12.9
                      West South Central.......   7.4    6.8
                      New England..............   5.6    7.0
                      East North Central.......   5.1    5.1
                      Mountain.................   4.1    4.8
                      East South Central.......   0.8    0.8
                      West North Central.......   0.6    1.1
                                                -----  -----
                   Total....................... 100.0% 100.0%
                                                =====  =====
                   Property type distribution:
                      Multi-family.............  31.1%  24.0%
                      Office...................  28.6   28.7
                      Retail...................  13.9   15.2
                      Industrial...............   8.1    6.9
                      Hotel/Motel..............   7.6    9.1
                      Other....................  10.7   16.1
                                                -----  -----
                   Total....................... 100.0% 100.0%
                                                =====  =====

At December 31, 2018, there were 244 mortgage loans with outstanding balances of $20 million or more, which loans collectively, aggregated approximately
82 percent of this portfolio.

The following table presents the minimum and maximum lending rates for new mortgage loans during 2018 and 2017:

                                   Years Ended December 31,
                                ------------------------------
                                     2018            2017
                                --------------  --------------
                 (in millions)  Maximum Minimum Maximum Minimum
                 -------------  ------- ------- ------- -------
                 Multi-family..  5.75%   2.05%   7.37%   2.10%
                 Retail........  5.48    3.82    5.06    2.53
                 Office........  5.10    3.02    9.17    1.90
                 Hotel.........  4.80    3.00    4.61    4.25
                 Industrial....  4.53    2.11    4.97    2.15
                 Other.........  5.39    3.16    5.00    3.00

The Company did not reduce any interest rates during 2018 and 2017.

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgage was
95.0 percent for both 2018 and 2017.

At December 31, 2018, the Company held $181 million in impaired mortgages with $12 million of related allowances for credit losses and $169 million in impaired loans without a related allowance. At December 31, 2017, the Company held $217 million in impaired mortgages with $12 million of related allowances for credit losses and $205 million in impaired loans without a related allowance. The Company's average recorded investment in impaired loans was $201 million and $273 million, at December 31, 2018 and 2017, respectively. The Company recognized interest income of $5 million, $3 million and $12 million, in 2018, 2017 and 2016, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a rollforward of the changes in the allowance for losses on mortgage loans receivable:

                                                                        December 31,
                                                                       ---------------
(in millions)                                                          2018 2017  2016
-------------                                                          ---- ----  ----
Balance, beginning of year............................................ $129 $ 89  $72
   Additions (reductions) charged to unrealized capital loss..........   43   53   17
   Direct write-downs charged against allowance.......................   --  (13)  --
                                                                       ---- ----  ---
Balance, end of year.................................................. $172 $129  $89
                                                                       ==== ====  ===

During 2018, the Company did not derecognize any mortgage loans and did not recognize any real estate collateral as a result of foreclosure.

The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multi-family residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

The following table presents the age analysis of mortgage loans:

                                                      December 31,
                                                     ---------------
            (in millions)                             2018    2017
            -------------                            ------- -------
            Current................................. $18,922 $15,834
            30 - 59 days past due...................       4       8
            60 - 89 days past due...................       1       2
            90 - 179 days past due..................       1       1
                                                     ------- -------
            Total................................... $18,928 $15,845
                                                     ======= =======

At December 31, 2018 and 2017, the Company had mortgage loans outstanding under participant or co-lender agreements of $15.8 billion and $13.2 billion, respectively.

The Company had $169 million and $205 million in restructured loans at December 31, 2018 and 2017, respectively.

Troubled Debt Restructuring

The Company held no restructured debt for which impairment was recognized for both December 31, 2018 and 2017. At December 31, 2018, the Company had no outstanding commitments to debtors that hold loans with restructured terms. The Company has an outstanding commitment of $4 million to debtors that hold loans with restructured terms, at December 31, 2017.

Real Estate

The following table presents the components of the Company's investment in real estate:

                                                                  December 31,
                                                                  ------------
     (in millions)                                                2018   2017
     -------------                                                ----   ----
     Properties occupied by the Company.......................... $ 53   $ 42
     Properties held for production of income....................  110    181
     Properties held for sale....................................   34     --
                                                                   ----  ----
     Total....................................................... $197   $223
                                                                   ====  ====

The Company recognized gains of $1 million, $13 million and $16 million on the sale of real estate property in 2018, 2017 and 2016, respectively. The Company recognized $11 million of impairment write-downs for its investment in real estate during 2018. The Company did not recognize any impairment write-downs for its investment in real estate during 2017. The Company recognized
$2 million of impairment write-downs for its investment in real estate during 2016.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Other Invested Assets

The following table presents the components of the Company's other invested assets:

                                                           December 31,
                                                          --------------
       (in millions)                                       2018    2017
       -------------                                      ------  ------
       Investments in limited liability companies........ $1,474  $2,201
       Investments in limited partnerships...............  1,877   1,759
       Other unaffiliated investments....................  1,026     693
       Receivable for securities.........................    138     541
       Initial margin for futures........................      2      20
       Non-admitted assets...............................   (153)   (181)
                                                          ------  ------
       Total............................................. $4,364  $5,033
                                                          ======  ======

The Company utilizes the look-through approach in valuing its investments in affiliated joint ventures or partnerships that have the characteristics of real estate investments. These affiliated real estate investments had an aggregate value of $912 million at December 31, 2018. The financial statements for the related holding companies are not audited and the Company has limited the value of its investment in these holding companies to the value contained in the audited financial statements of the lower tier entities owned by each of the respective intermediate holding company entities as adjusted by SAP, if applicable. All liabilities, commitments, contingencies, guarantees, or obligations of these holding company entities, which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company's determination of the carrying value of the investment in each of the respective holding company entities, if applicable.

The Company recorded impairment write-downs in joint ventures was $44 million, $89 million and $148 million during 2018, 2017 and 2016, respectively.

Net Investment Income

The following table presents the components of net investment income:

                                                      Years ended December 31,
                                                      ----------------------
   (in millions)                                       2018     2017    2016
   -------------                                      ------   ------  ------
   Bonds............................................. $4,897   $4,788  $5,026
   Preferred stocks..................................     13       11      15
   Common stocks.....................................      5        3       2
   Cash and short-term investments...................     29       22       4
   Mortgage loans....................................    798      675     508
   Real estate*......................................     50       53      60
   Contract loans....................................     82       87      90
   Derivatives.......................................    210     (121)   (106)
   Investment income from affiliates.................    165      372     426
   Other invested assets.............................    239      250     325
                                                      ------   ------  ------
   Gross investment income...........................  6,488    6,140   6,350
   Investment expenses...............................   (245)    (259)   (260)
                                                      ------   ------  ------
   Net investment income............................. $6,243   $5,881  $6,090
                                                      ======   ======  ======

* Includes amounts for the occupancy of Company-owned property of $11 million in both 2018 and 2017, and $16 million in 2016.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Net Realized and Unrealized Capital Gains (Losses)

The following table presents the components of Net realized capital gains (losses):

                                                      Years Ended December 31,
                                                      ---------------------
   (in millions)                                       2018      2017    2016
   -------------                                      -----    -------  -----
   Bonds............................................. $ (81)   $   109  $(406)
   Preferred stocks..................................    --          1     --
   Common stocks.....................................    --         --    303
   Cash and short-term investments...................    (2)       (13)    (8)
   Mortgage loans....................................   (26)         6    (13)
   Real estate.......................................   (10)         7     41
   Derivatives.......................................  (330)    (1,412)   377
   Other invested assets.............................    28         65    504
                                                      -----    -------  -----
   Realized capital (losses) gains...................  (421)    (1,237)   798
   Federal income tax benefit (expense)..............    88        433   (279)
   Net (gains) losses transferred to IMR.............    (9)      (124)   115
                                                      -----    -------  -----
   Net realized capital (losses) gains............... $(342)   $  (928) $ 634
                                                      =====    =======  =====

During 2018, 2017 and 2016, the Company recognized $192 million, $98 million and $237 million, respectively, of impairment write-downs in accordance with the impairment policy described in Note 2.

The following table presents the proceeds from sales of bonds and equities and the related gross realized capital gains and gross realized capital losses:

                                                     Years Ended December 31,
                                                     -----------------------
  (in millions)                                       2018    2017     2016
  -------------                                      ------  ------  -------
  Proceeds.......................................... $8,165  $7,403  $11,470
                                                     ------  ------  -------
  Gross realized capital gains...................... $  191  $  330  $   337
  Gross realized capital losses.....................   (176)    (87)    (446)
                                                     ------  ------  -------
  Net realized capital gains (losses)............... $   15  $  243  $  (109)
                                                     ======  ======  =======

The following table presents the net change in unrealized capital gains (losses) of investments (including foreign exchange capital gains (losses):

                                                                       Years Ended December 31,
                                                                       -----------------------
(in millions)                                                           2018     2017    2016
-------------                                                           -----   -----   -----
Bonds................................................................. $(171)   $ 253   $(107)
Preferred and common stocks...........................................   (12)      (3)    (53)
Mortgage loans........................................................  (248)     179    (203)
Derivatives...........................................................    88     (107)    207
Other invested assets.................................................    (6)      32    (865)
Other.................................................................    32      (71)     --
Federal income tax benefit............................................    93       24     364
                                                                        -----   -----   -----
Net change in unrealized (losses) gains of investments................ $(224)   $ 307   $(657)
                                                                        =====   =====   =====

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


5* Securities Measured at Aggregate Book Adjusted Carrying Value and Fair Value

The following table presents 5* Securities measured at aggregate book adjusted carrying value (BACV) and aggregate fair value at December 31:

                                                     Number             Aggregate
                                                     of 5*    Aggregate   Fair
Investment                                         Securities   BACV      Value
----------                                         ---------- --------- ---------
(in millions)
-------------
2018
Bonds - AC........................................     23       $296      $294
LBass - AC........................................      2         34        34
Preferred Stock - AC..............................      4          5         8
Preferred Stock - FV..............................     --         --        --
                                                       --       ----      ----
Total.............................................     29       $336      $336
                                                       ==       ====      ====
2017
Bonds - AC........................................     16       $135      $135
LBass - AC........................................     --         --        --
Preferred Stock - AC..............................     --         --        --
Preferred Stock - FV..............................     --         --        --
                                                       --       ----      ----
Total.............................................     16       $135      $135
                                                       ==       ====      ====
AC - Amortized Cost
FV - Fair Value

4. SECURITIES LENDING AND REPURCHASE AGREEMENTS

Securities Lending

As of December 31, 2018 and 2017, the Company had bonds loaned with a fair value of approximately $438 million and $2.4 billion, respectively, pursuant to the securities lending program.

The following table presents the aggregate fair value of cash collateral received related to the securities lending program and the terms of the contractually obligated collateral positions:

                                                            December 31,
                                                            -----------
         (in millions)                                      2018   2017
         -------------                                      ----  ------
         30 days or less................................... $148  $  514
         31 to 60 days.....................................   68     899
         61 to 90 days.....................................  231   1,047
                                                            ----  ------
         Subtotal..........................................  447   2,460
         Securities collateral received....................   --      --
                                                            ----  ------
         Total collateral received......................... $447  $2,460
                                                            ====  ======

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the securities lending program by maturity date:

                                   December 31, 2018    December 31, 2017
                                  -------------------- --------------------
                                  Amortized            Amortized
     (in millions)                  Cost    Fair Value   Cost    Fair Value
     -------------                --------- ---------- --------- ----------
     Open positions..............   $352       $352     $2,418     $2,418
                                    ----       ----     ------     ------
     Subtotal....................    352        352      2,418      2,418
     Securities collateral
       received..................     --         --         --         --
                                    ----       ----     ------     ------
     Total collateral reinvested.   $352       $352     $2,418     $2,418
                                    ====       ====     ======     ======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Repurchase Agreements

At December 31, 2018 and 2017, bonds with a fair value of approximately $124 million and $1.2 billion, respectively, were subject to repurchase agreements to secure amounts borrowed by the Company.

The following table presents the aggregate fair value of cash collateral received related to the repurchase agreement program and the terms of the contractually obligated collateral positions:

                                                            December 31,
                                                            -----------
         (in millions)                                      2018   2017
         -------------                                      ----  ------
         Open positions.................................... $119  $   --
         30 days or less...................................   --     354
         31 to 60 days.....................................   --     439
         61 to 90 days.....................................   --     381
         Greater than 90 days..............................   --      --
                                                            ----  ------
         Subtotal..........................................  119   1,174
         Securities collateral received....................   --      --
                                                            ----  ------
         Total collateral received......................... $119  $1,174
                                                            ====  ======

The following table presents the original (flow) and residual maturity for bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                                  FIRST QUARTER                  SECOND QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
Open - No Maturity......................  $ 47    $262    $110    $148    $ 98   $  225   $119    $ 24
Overnight...............................    --     366      32      --      --      318     61      --
2 Days to 1 Week........................    --     357     107      --      --      732    172       5
> 1 Week to 1 Month.....................    --     512     199      --     176    1,044    624      65
> 1 Month to 3 Months...................    --     861     290      --      34    1,615    636      31
> 3 Months to 1 Year....................    --     128      13      --      --       --     --      --
> 1 Year................................    --      --      --      --      --       --     --      --

                                                  THIRD QUARTER                  FOURTH QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
Open - No Maturity......................  $107    $158    $125    $137    $111   $  140   $128    $119
Overnight...............................    --      93      16      93       1      121     11      --
2 Days to 1 Week........................    --      --      --      --      13       13     13      --
> 1 Week to 1 Month.....................    --      --      --      --      --       --     --      --
> 1 Month to 3 Months...................    --      --      --      --      --       --     --      --
> 3 Months to 1 Year....................    --      --      --      --      --       --     --      --
> 1 Year................................    --      --      --      --      --       --     --      --

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the Company's liability to return collateral for the year ended December 31, 2018:

                                                  FIRST QUARTER                  SECOND QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
   Cash (Collateral - All)..............  $ 47   $2,485   $751    $148    $308   $3,933  $1,612   $124

                                                  THIRD QUARTER                  FOURTH QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
                                         Minimum Maximum Balance Balance Minimum Maximum Balance Balance
                                         ------- ------- ------- ------- ------- ------- ------- -------
   Cash (Collateral - All)..............  $107   $  251   $140    $230    $124   $  273  $  151   $119

The Company requires a minimum of 95 percent of the fair value of securities sold under the repurchase agreements to be maintained as collateral. Cash collateral received is invested in corporate bonds and the offsetting collateral liability for repurchase agreements is included in other liabilities.

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the repurchase agreement program by maturity date:

                                            December 31, 2018 December 31, 2017
                                            ----------------- ----------------
                                            Amortized  Fair   Amortized  Fair
   (in millions)                              Cost     Value    Cost     Value
   -------------                            ---------  -----  ---------  ------
   Open positions..........................   $129     $124    $   --    $   --
   Greater than three years................     --       --     1,095     1,196
                                              ----     ----    ------    ------
   Subtotal................................    129      124     1,095     1,196
   Securities collateral received..........     --       --        --        --
                                              ----     ----    ------    ------
   Total collateral reinvested.............   $129     $124    $1,095    $1,196
                                              ====     ====    ======    ======

The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                                  FIRST QUARTER                  SECOND QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
BACV....................................   $--     $--     $--    $128     $--     $--     $--    $109
Non-admitted - Subset of BACV...........    --      --      --      --      --      --      --      --
Fair Value..............................    --      --      --     134      --      --      --     108

                                                  THIRD QUARTER                  FOURTH QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
BACV....................................   $--     $--     $--    $242     $--     $--     $--    $129
Non-admitted - Subset of BACV...........    --      --      --      --      --      --      --      --
Fair Value..............................    --      --      --     233      --      --      --     124

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                     1     2      3      4      5      6      7       8
                                                                     Non-
     (in millions)  None NAIC 1 NAIC 2 NAIC 3 NAIC 4 NAIC 5 NAIC 6 Admitted
     -------------  ---- ------ ------ ------ ------ ------ ------ --------
      Bonds - FV... $--   $27    $66    $16    $16    $--    $--     $--
                    ===   ===    ===    ===    ===    ===    ===     ===

5. RESTRICTED ASSETS

The Company has restricted assets as detailed below. Assets under restriction are general account assets and are not part of the Separate Accounts.

The following table presents the carrying value of the Company's restricted assets:

                                                   December 31,
                                                   -------------
                (in millions)                       2018   2017
                -------------                      ------ ------
                On deposit with states............ $   48 $   48
                Securities lending................    425  2,112
                Collateral held on securities
                  lending.........................    447  2,460
                FHLB stock and collateral pledged.  3,851  1,042
                Subject to repurchase agreements..    129  1,095
                Collateral for derivatives........    580  1,559
                Guaranteed interest contracts.....     44    117
                Other restricted assets...........     78     --
                                                   ------ ------
                Total............................. $5,602 $8,433
                                                   ====== ======

6. SUBPRIME MORTGAGE RISK EXPOSURE

The following features are commonly recognized characteristics of subprime mortgage loans:

..   An interest rate above prime to borrowers who do not qualify for prime rate loans;

..   Borrowers with low credit ratings (FICO scores);

..   Interest-only or negative amortizing loans;

..   Unconventionally high initial loan-to-value ratios;

..   Low initial payments based on a fixed introductory rate that expires after a short initial period, then adjusts to a variable index rate plus a margin for the remaining term of the loan;

..   Borrowers with less than conventional documentation of their income and/or net assets;

..   Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount; and/or,

..   Substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Non-agency RMBS can belong to one of several different categories depending on the characteristics of the borrower, the property and the loan used to finance the property. Categorization is a function of FICO score, the type of loan, loan-to-value ratio, and property type and loan documentation.

Generally, subprime loans are made to borrowers with low FICO scores, low levels of equity and reduced income/asset documentation. Due to these characteristics, subprime borrowers pay a substantially higher interest rate than prime borrowers. In addition, they often utilize mortgage products that reduce their monthly payments in the near-term. These include adjustable-rate mortgages with low initial rates or interest-only loans. Borrowers in products like this often experience significant "payment shock" when the teaser payment resets upwards after the initial fixed period.

The primary classification mechanism the Company uses for subprime loans is FICO score. Specifically, a pool with an average FICO at origination less than 650 is considered to be subprime. However, the Company may subjectively adjust this classification based on an assessment of the other parameters mentioned above.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


To monitor subprime securities, the Company uses a model with vintage-specific assumptions for delinquency roll rates, loss severities and the timing of losses. As and when needed, these vintage-based assumptions are supplemented with deal-specific information including, but not limited to, geographic distribution, realized loss severities, trigger status and scenario analysis.

The Company has no direct exposure through investments in subprime mortgage loans. The Company's exposure is through other investments, primarily in RMBS, as described above.

The following table presents information regarding the Company's investments with subprime exposures:

                                                       Book
                                                     Adjusted                OTTI
                                                     Statement            Recognized
(in millions)                            Actual Cost   Value   Fair Value  to Date
-------------                            ----------- --------- ---------- ----------
December 31, 2018
In general account:
   RMBS.................................   $1,210     $1,167     $1,390      $(15)
   CDOs.................................      911        923        957        (8)
   CMBS.................................       11         11         10        --
                                           ------     ------     ------      ----
Total subprime exposure.................   $2,132     $2,101     $2,357      $(23)
                                           ======     ======     ======      ====
December 31, 2017
In general account:
   RMBS.................................   $1,152     $1,174     $1,419      $(22)
   CDOs.................................    1,013      1,017      1,055       (22)
                                           ------     ------     ------      ----
Total subprime exposure.................   $2,165     $2,191     $2,474      $(44)
                                           ======     ======     ======      ====

The Company has no underwriting exposure to subprime mortgage risk through mortgage guaranty or financial guaranty insurance coverage.

7. DERIVATIVES

The Company has taken positions in certain derivative financial instruments to mitigate or hedge the impact of changes in interest rates, foreign currencies, equity markets, swap spreads, volatility, correlations and yield curve risk on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, interest rate swaptions, cross-currency swaps, futures and futures options on equity indices, and futures and futures options on government securities. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

All derivative instruments are recognized in the financial statements. As discussed in Note 2, the Company received approval from the TDI to apply a permitted practice, whereby certain interest rate swaps and swaptions that are used to hedge guaranteed minimum withdrawal benefits are reported at amortized cost. The cost basis of these swaps is carried on the balance sheet and amortized into net investment income over the life of the swap. Periodic cash settlements are also recognized in net investment income. All other derivative financial instruments that do not qualify for hedge accounting are carried at fair value and the changes in fair value are recorded in surplus as unrealized gains or losses, net of deferred taxes. The statement value of the Company's exchange traded futures contracts reflects the one-day lag in the net cash settlement of these contracts.

The Company recognized a net unrealized capital gain of $88 million in 2018, an unrealized capital loss of $107 million in 2017 and an unrealized gain of $207 million in 2016, related to derivatives that did not qualify for hedge accounting.

Refer to Note 3 for disclosures related to net realized capital gains (losses).

Swaps, Options, and Futures

Interest rate or cross-currency swap agreements are agreements to exchange with a counterparty, at specified intervals, payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) or in

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

different currencies, based on an underlying principal balance, notional amount. Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each contractual payment due date, and this net payment is included in the Statutory Statement of Operations.

Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company purchases call options on the S&P 500 Index to offset the risk of certain guarantees of specific equity-index annuity and universal life policy values. The Company also purchases put options on the S&P 500 Index to offset volatility risk arising from minimum guarantees embedded in variable annuities. The options are carried at fair value, with changes in fair value recognized in unrealized investment gains and losses.

Financial futures are contracts between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on Euro dollar deposits, U.S. Treasury Notes, U.S. Treasury Bonds, the S&P 500 Index, MidCap 400, Russell 2000, MSCI EAFE, foreign government debt securities, and foreign denominated equity indices to offset the risk of certain guarantees on annuity policy values.

Interest Rate Risk

Interest rate derivatives are used to manage interest rate risk associated with certain guarantees of variable annuities and equity indexed annuities and certain bonds. The Company's interest rate hedging derivative instruments include (1) interest rate swaps and swaptions; (2) listed futures on government securities; and (3) listed futures options on government securities.

Currency Risk

Foreign exchange contracts used by the Company include cross-currency swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Equity Risk

Equity derivatives are used to mitigate financial risk embedded in certain insurance liabilities.

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. For over-the-counter (OTC) derivatives, the Company's net credit exposure is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date. The Company is exposed to credit risk when the net position with a particular counterparty results in an asset that exceeds collateral pledged by that counterparty.

For OTC contracts, the Company generally uses an International Swaps and Derivative Association Master Agreement (ISDA Master Agreement) and Credit Support Annexes with bilateral collateral provisions to reduce counterparty credit exposures. An ISDA Master Agreement is an agreement between two counterparties, which may cover multiple derivative transactions and such ISDA Master Agreement generally provides for the net settlement of all or a specified group of these derivative transactions, as well as transferred collateral, through a single payment, in a single currency, in the event of a default affecting any one derivative transaction or a termination event affecting all or a specified group of the transactions. The Company minimizes the risk that counterparties might be unable to fulfill their contractual obligations by monitoring counterparty credit exposure and collateral value and may require additional collateral to be posted upon the occurrence of certain events or circumstances. In the unlikely event of a failure to perform by any of the

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

counterparties to these derivative transactions, there would not be a material effect on the Company's admitted assets, liabilities or capital and surplus.

The Company has also entered into exchange-traded options and futures contracts. Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post or receive variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange-traded futures are regulated futures commission merchants who are members of a trading exchange. The credit risk of exchange-traded futures is partially mitigated because variation margin is settled daily in cash. Exchange-traded option contracts are not subject to daily margin settlements and amounts due to the Company based upon favorable movements in the underlying securities or indices are owed upon exercise.

The following table presents the notional amounts, statement values and fair values of the Company's derivative instruments:

                                               December 31, 2018              December 31, 2017
                                         -----------------------------  -----------------------------
                                         Contract or                    Contract or
                                          Notional   Statement  Fair     Notional   Statement  Fair
(in millions)                              Amount      Value    Value     Amount      Value    Value
-------------                            ----------- --------- -------  ----------- --------- -------
Assets:
   Interest rate contracts..............   $26,901    $ 1,360  $ 1,080    $24,647    $   669  $   349
   Foreign exchange contracts...........     6,331        511      511      2,302        398      398
   Equity contracts.....................    45,769        902      902     25,379      1,137    1,137
                                           -------    -------  -------    -------    -------  -------
Derivative assets, gross................    79,001      2,773    2,493     52,328      2,204    1,884
   Counter party netting*...............        --     (1,138)  (1,399)        --     (1,549)  (1,549)
                                           -------    -------  -------    -------    -------  -------
Derivative assets, net..................   $79,001    $ 1,635  $ 1,094    $52,328    $   655  $   335
                                           =======    =======  =======    =======    =======  =======
Liabilities:
   Interest rate contracts..............   $16,121    $   426  $   549    $20,310    $   661  $   771
   Foreign exchange contracts...........     2,328        266      266      4,796        448      448
   Equity contracts.....................    33,886        649      649     11,318        889      889
   Other contracts......................        58          6        6         59          5        5
                                           -------    -------  -------    -------    -------  -------
Derivative liabilities, gross...........    52,393      1,347    1,470     36,483      2,003    2,113
   Counter party netting*...............        --     (1,138)  (1,399)        --     (1,549)  (1,549)
                                           -------    -------  -------    -------    -------  -------
Derivative liabilities, net.............   $52,393    $   209  $    71    $36,483    $   454  $   564
                                           =======    =======  =======    =======    =======  =======

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

The Company has a right of offset of its derivatives asset and liability positions with various counterparties. The following table presents the effect of the right of offsets:

                                                                             December 31, 2018    December 31, 2017
                                                                            -------------------  -------------------
(in millions)                                                                Assets  Liabilities  Assets  Liabilities
-------------                                                               -------  ----------- -------  -----------
Gross amount recognized.................................................... $ 2,773    $(1,347)  $ 2,204    $(2,003)
Amount offset..............................................................  (1,138)     1,138    (1,549)     1,549
                                                                            -------    -------   -------    -------
Net amount presented in the Statement of Admitted Assets, Liabilities, and
  Capital and Surplus...................................................... $ 1,635    $  (209)  $   655    $  (454)
                                                                            =======    =======   =======    =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

8. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The following table presents the Company's derivative financial instruments with concentrations of credit risk:

                                      December 31, 2018 December 31, 2017
                                      ----------------- -----------------
                                      Contract          Contract
                                         or     Final      or     Final
                                      Notional Maturity Notional Maturity
       (in millions)                   Amount    Date    Amount    Date
       -------------                  -------- -------- -------- --------
       Derivative assets:
          Interest rate contracts.... $26,901    2055   $24,646    2049
          Foreign exchange contracts.   6,331    2056     2,302    2035
          Equity contracts...........  45,769    2028    25,379    2028
       Derivative liabilities:
          Interest rate contracts....  16,121    2056    20,310    2056
          Foreign exchange contracts.   2,328    2051     4,796    2056
          Equity contracts...........  33,886    2022    11,318    2022
          Other contracts............      58    2042        59    2042

The credit exposure to the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date.

The credit exposure to the Company's derivative contracts aggregated
$466 million and $710 million at December 31, 2018 and 2017, respectively.

9. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions.

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Fair Value Hierarchy

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three "levels" based on the observability of valuation inputs:

..   Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

..   Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


..   Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In those cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Bonds: Fair value is based principally on value from independent third-party valuation service providers, broker quotes and other independent information.

Preferred stocks: Fair value of unaffiliated preferred stocks is based principally on value from independent third-party service providers, broker quotes and other independent information.

Cash, cash equivalents and short term investments: Carrying amount approximate fair value because of the relatively short period of time between origination and expected realization and their limited exposure to credit risk.

Mortgage loans: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Contract loans: Carrying amounts, which approximate fair value, are generally equal to unpaid principal amount as of each reporting date. No consideration is given to credit risk because contract loans are effectively collateralized by the cash surrender value of the policies.

Securities lending reinvested collateral assets: Securities lending assets are generally invested in short-term investments and thus carrying amounts approximate fair values because of the relatively short period of time between origination and expected realizations.

Separate account assets: Variable annuity and variable universal life assets are carried at the market value of the underlying securities. Certain separate account assets related to market value adjustment fixed annuity contracts are carried at book value. Fair value is based principally on the value from independent third-party valuation service providers, broker quotes and other independent information.

Policy reserves and contractual liabilities: Fair value for investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. When no similar contracts are being offered, the discount rate is the appropriate swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

Payable for securities lending: Cash collateral received from the securities lending program is invested in short-term investments and the offsetting liability is included in payable for securities lending. The carrying amount of this liability approximates fair value because of the relatively short period between origination of the liability and expected settlement.

Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the statement value is considered a reasonable estimate of fair value.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair Value Information about Financial Instruments Not Measured at Fair Value

The following table presents the aggregate fair values of the Company's financial instruments not measured at fair value compared to their statement values:

                                                                  Admitted
                                                      Aggregate   Assets or
(in millions)                                         Fair Value Liabilities Level 1 Level 2 Level 3
-------------                                         ---------- ----------- ------- ------- -------
December 31, 2018
Assets:
   Bonds.............................................  $ 96,620    $94,675   $   35  $79,744 $16,841
   Preferred stocks..................................       240        228        6      220      14
   Common stocks.....................................       138        138       --      138      --
   Cash, cash equivalents and short-term investments.     1,547      1,547    1,228      319      --
   Mortgage loans....................................    19,182     18,928       --       --  19,182
   Contract loans....................................     1,307      1,307       --       --   1,307
   Derivatives.......................................       404        807       --      404      --
   Receivables for securities........................       138        138       --      138      --
   Securities lending reinvested collateral assets...       352        352       --      352      --
   Separate account assets...........................     5,484      5,618       --    5,484      --
Liabilities:
   Policy reserves and contractual liabilities.......    11,843     11,191       --      339  11,504
   Payable for securities............................       362        362       --      362      --
   Payable for securities lending....................       447        447       --      447      --
                                                       ========    =======   ======  ======= =======
December 31, 2017....................................
Assets:
   Bonds.............................................  $101,792    $94,260   $  200  $82,367 $19,225
   Preferred stocks..................................       229        211       11      205      13
   Common stocks.....................................        38         38       --       38      --
   Cash, cash equivalents and short-term investments.       119        119      (96)     215      --
   Mortgage loans....................................    16,156     15,845       --       --  16,156
   Contract loans....................................     1,340      1,340       --       --   1,340
   Receivables for securities........................       541        541       --      541      --
   Securities lending reinvested collateral assets...     2,418      2,418       --    2,418      --
   Separate account assets...........................     4,470      4,553       --    4,092     378
Liabilities:
   Policy reserves and contractual liabilities.......     7,673      6,507       --      386   7,287
   Derivatives.......................................       548        118       --      548      --
   Payable for securities............................       554        554       --      554      --
   Payable for securities lending....................     2,460      2,460       --    2,460      --
                                                       ========    =======   ======  ======= =======

Valuation Methodologies of Financial Instruments Measured at Fair Value

Bonds

Bonds with NAIC 6 or 6* designations and preferred stocks with NAIC 4, 5 or 6 designations are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure bonds at fair value. Market price data generally is obtained from exchange or dealer markets.

The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

Common Stocks (Unaffiliated)

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure equity securities at fair value. Market price data is generally obtained from exchanges or dealer markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, such as futures and options, using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model using market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, independent third-party valuation services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Separate Account Assets

Separate account assets are comprised primarily of registered and open-ended variable funds that trade daily and are measured at fair value using quoted prices in active markets for identical assets. Certain separate account assets are carried at amortized cost.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Assets and Liabilities Measured at Fair Value

The following table presents information about assets and liabilities measured at fair value:

                                                                Counterparty
(in millions)                           Level 1 Level 2 Level 3   Netting*    Total
-------------                           ------- ------- ------- ------------ -------
December 31, 2018
Assets at fair value:
Bonds..................................
   U.S. special revenue................ $    -- $   --   $  1     $    --    $     1
   Industrial and miscellaneous........      --      4     13          --         17
                                        ------- ------   ----     -------    -------
   Total bonds.........................      --      4     14          --         18
                                        ------- ------   ----     -------    -------
Preferred stock........................
   Industrial and miscellaneous........      --     --     75          --         75
                                        ------- ------   ----     -------    -------
   Total preferred stock...............      --     --     75          --         75
                                        ------- ------   ----     -------    -------
Common stock...........................
   Industrial and miscellaneous........      21     --      3          --         24
   Mutual funds........................      41     --     --          --         41
                                        ------- ------   ----     -------    -------
   Total common stock..................      62     --      3          --         65
                                        ------- ------   ----     -------    -------
Derivative assets:
   Interest rate contracts.............      --    212     --          --        212
   Foreign exchange contracts..........      --    511     --          --        511
   Equity contracts....................     129    704     69          --        902
   Counterparty netting................      --     --     --      (1,138)    (1,138)
                                        ------- ------   ----     -------    -------
Total derivative assets................     129  1,427     69      (1,138)       487
                                        ------- ------   ----     -------    -------
Separate account assets................  42,094  1,905     --          --     43,999
                                        ------- ------   ----     -------    -------
Total assets at fair value............. $42,285 $3,336   $161     $(1,138)   $44,644
                                        ======= ======   ====     =======    =======
Liabilities at fair value:
Derivative liabilities:
   Interest rate contracts............. $     3 $   82   $ --     $    --    $    85
   Foreign exchange contracts..........      --    266     --          --        266
   Equity contracts....................       9    640     --          --        649
   Other contracts.....................      --     --      6          --          6
   Counterparty netting................      --     --     --      (1,138)    (1,138)
                                        ------- ------   ----     -------    -------
Total derivative liabilities...........      12    988      6      (1,138)      (132)
                                        ------- ------   ----     -------    -------
Total liabilities at fair value........ $    12 $  988   $  6     $(1,138)   $  (132)
                                        ======= ======   ====     =======    =======
December 31, 2017......................
Assets at fair value:
Bonds..................................
   Industrial and miscellaneous........ $    -- $   76   $  2     $    --    $    78
                                        ------- ------   ----     -------    -------
   Total bonds.........................      --     76      2          --         78
                                        ------- ------   ----     -------    -------
Common stock...........................
   Industrial and miscellaneous........       2     --      3          --          5
   Mutual funds........................      44     --     --          --         44
   Parent, subsidiaries and affiliates.       6     --     --          --          6
                                        ------- ------   ----     -------    -------
   Total common stock..................      52     --      3          --         55
                                        ------- ------   ----     -------    -------
Derivative assets:
   Interest rate contracts.............      --    232     --          --        232
   Foreign exchange contracts..........      --    398     --          --        398
   Equity contracts....................     181    877     78          --      1,136
   Counterparty netting................      --     --     --      (1,549)    (1,549)
                                        ------- ------   ----     -------    -------
Total derivative assets................     181  1,507     78      (1,549)       217
                                        ------- ------   ----     -------    -------
Separate account assets................  47,609  1,941     --          --     49,550
                                        ------- ------   ----     -------    -------
Total assets at fair value............. $47,842 $3,524   $ 83     $(1,549)   $49,900
                                        ======= ======   ====     =======    =======
Liabilities at fair value:
Derivative liabilities:
   Interest rate contracts............. $     2 $  105   $ --     $    --    $   107
   Foreign exchange contracts..........      --    448     --          --        448
   Equity contracts....................       1    888     --          --        889
   Other contracts.....................      --     --      5          --          5
   Counterparty netting................      --     --     --      (1,549)    (1,549)
                                        ------- ------   ----     -------    -------
Total derivative liabilities...........       3  1,441      5      (1,549)      (100)
                                        ------- ------   ----     -------    -------
Total liabilities at fair value........ $     3 $1,441   $  5     $(1,549)   $  (100)
                                        ======= ======   ====     =======    =======

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Fair Value Measurements

The following tables present changes in Level 3 assets and liabilities measured at fair value and the gains (losses) related to the Level 3 assets and liabilities that remained on the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus:

                                                           Preferred Common Derivative Total  Derivative
(in millions)                                       Bonds   Stocks   Stocks   Assets   Assets Liabilities
-------------                                       -----  --------- ------ ---------- ------ -----------
Balance, January 1, 2016........................... $ 163     --      $--      $ 53    $ 216      $ 8
Total realized/unrealized capital gains or losses:
   Included in net income..........................    20     --       --         4       24        2
   Included in surplus.............................     2     --       --         3        5       (3)
Purchases, issuances and settlements...............   210     --       --        (5)     205       (2)
Transfers into Level 3.............................    81     --       --        --       81       --
Transfers out of Level 3...........................  (316)    --       --        --     (316)      --
                                                    -----     --      ---      ----    -----      ---
Balance, December 31, 2016......................... $ 160     --      $--      $ 55    $ 215      $ 5
                                                    =====     ==      ===      ====    =====      ===
Total realized/unrealized capital gains or losses:
   Included in net income..........................    (5)    --       --        15       10        1
   Included in surplus.............................    17     --       --        24       41       --
Purchases, issuances and settlements...............    45     --        3       (15)      33       (1)
Transfers into Level 3.............................     1     --       --        --        1       --
Transfers out of Level 3...........................  (216)    --       --        --     (216)      --
                                                    -----     --      ---      ----    -----      ---
Balance, December 31, 2017......................... $   2     --      $ 3      $ 79    $  84      $ 5
                                                    =====     ==      ===      ====    =====      ===
Total realized/unrealized capital gains or losses:
   Included in net income..........................    (1)    --       --        13       12        1
   Included in surplus.............................    (1)    --        6       (44)     (39)       1
Purchases, issuances and settlements...............    12     75        1        21      109       (1)
Transfers into Level 3.............................    17     --       --        --       17       --
Transfers out of Level 3...........................   (15)    --       (7)       --      (22)      --
                                                    -----     --      ---      ----    -----      ---
Balance, December 31, 2018                          $  14     75      $ 3      $ 69    $ 161      $ 6
                                                    =====     ==      ===      ====    =====      ===

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

In both 2018 and 2017, there were no transfers between Level 1 and Level 2 securities and transfers between Level 2 and Level 3 securities were less than one million.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized capital gains (losses) on instruments held at December 31, 2018 and 2017 may include changes in fair value that were attributable to both observable and unobservable inputs.

Quantitative Information About Level 3 Fair Value Measurements

The Company had no quantitative information about level 3 fair value measurements to report at December 31, 2018.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Gross Basis Fair Value Measurements

The following table presents the Company's derivative assets and liabilities measured at fair value, on a gross basis, before counterparty and cash collateral netting:

      (in millions)                         Level 1 Level 2 Level 3 Total
      -------------                         ------- ------- ------- ------
      December 31, 2018
      Derivative assets at fair value......  $129   $1,427    $69   $1,625
      Derivative liabilities at fair value.    12      988      6    1,006
      December 31, 2017....................
      Derivative assets at fair value......  $181   $1,508    $78   $1,767
      Derivative liabilities at fair value.     3    1,441      5    1,449

10. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

The following table presents the Company's reserves by major category:

                                                                           Years ended
                                                                          December 31,
                                                                       ------------------
(in millions)                                                            2018      2017
-------------                                                          --------  --------
Life insurance........................................................ $ 37,837  $ 36,825
Annuities (excluding supplementary contracts with life contingencies).   72,274    69,334
Supplementary contracts with life contingencies.......................      517       467
Accidental death benefits.............................................       20        21
Disability - active lives.............................................       34        36
Disability - disabled lives...........................................      255       269
Excess of AG 43 reserves over basic reserves..........................    1,303       910
Deficiency reserves...................................................    1,497     1,266
Other miscellaneous reserve...........................................      832       688
                                                                       --------  --------
   Gross life and annuity reserves....................................  114,569   109,816
   Reinsurance ceded..................................................  (23,214)  (22,276)
                                                                       --------  --------
Net life and annuity reserves.........................................   91,355    87,540
                                                                       --------  --------
Accident and health reserves..........................................
   Unearned premium reserves..........................................       11        13
   Present value of amounts not yet due on claims.....................      255       282
   Additional contract reserves.......................................      544       547
                                                                       --------  --------
   Gross accident and health reserves.................................      810       842
   Reinsurance ceded..................................................      (22)      (30)
                                                                       --------  --------
Net accident and health reserves......................................      788       812
                                                                       --------  --------
Aggregate policy reserves............................................. $ 92,143  $ 88,352
                                                                       ========  ========

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies:

                                                                            Separate   Separate
                                                                            Accounts   Accounts
                                                                   General    With       Non-
(in millions)                                                      Account Guarantee* Guaranteed*  Total   Percent
-------------                                                      ------- ---------- ----------- -------- -------
December 31, 2018
Subject to discretionary withdrawal...............................
   With fair value adjustment..................................... $16,120   $1,482     $    --   $ 17,602   13.6%
   At book value less current surrender charge of 5% or more......   9,677       --          --      9,677    7.5
   At fair value..................................................      --       71      39,763     39,834   30.8
                                                                   -------   ------     -------   --------  -----
Total with adjustment or at fair value............................  25,797    1,553      39,763     67,113   51.9
At book value with minimal or no charge or no adjustment..........  31,229       --           1     31,230   24.1
Not subject to discretionary withdrawal...........................  27,794    3,187          83     31,064   24.0
                                                                   -------   ------     -------   --------  -----
Annuity reserves and deposit fund liabilities, before reinsurance.  84,820    4,740      39,847    129,407  100.0%
                                                                                                            =====
Less: Reinsurance ceded...........................................     321       --          --        321
                                                                   -------   ------     -------   --------
Net annuity reserves and deposit fund liabilities................. $84,499   $4,740     $39,847   $129,086
                                                                   =======   ======     =======   ========
December 31, 2017.................................................
Subject to discretionary withdrawal...............................
   With fair value adjustment..................................... $13,452   $1,254     $    --   $ 14,706   11.5%
   At book value less current surrender charge of 5% or more......   7,872       --          --      7,872    6.1
   At fair value..................................................      --       88      44,892     44,980   35.1
                                                                   -------   ------     -------   --------  -----
Total with adjustment or at fair value............................  21,324    1,342      44,892     67,558   52.7
At book value with minimal or no charge or no adjustment..........  32,754       --           2     32,756   25.5
Not subject to discretionary withdrawal...........................  25,419    2,500          86     28,005   21.8
                                                                   -------   ------     -------   --------  -----
Annuity reserves and deposit fund liabilities, before reinsurance.  79,497    3,842      44,980    128,319  100.0%
                                                                                                            =====
Less: Reinsurance ceded...........................................     321       --          --        321
                                                                   -------   ------     -------   --------
Net annuity reserves and deposit fund liabilities................. $79,176   $3,842     $44,980   $127,998
                                                                   =======   ======     =======   ========

* Represents annuity reserves reported in separate accounts liabilities.

11. SEPARATE ACCOUNTS

Separate Accounts

The separate accounts held by the Company consist primarily of variable life insurance policies and variable annuities. These contracts generally are non-guaranteed in nature such that the benefit is determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative.

Certain other separate accounts relate to MVA fixed annuity contracts in which the assets are carried at amortized cost. These policies are required to be held in the Company's separate account by certain states, including Texas.

Certain other separate accounts relate to flexible premium adjustable life insurance and terminal funding annuities in which the assets are carried at amortized cost. These contracts provide the greater of guaranteed interest returns defined in the policy or interest in excess of the guaranteed rate as defined by the Company.

The Company does not engage in securities lending transactions within the separate accounts.

In accordance with the products/transactions recorded within the separate account, some assets are considered legally insulated whereas others are not legally insulated from the general account. The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents separate account assets by product or transaction:

                                                      December 31, 2018    December 31, 2017
                                                     -------------------- --------------------
                                                                Separate             Separate
                                                                Accounts             Accounts
                                                                 Assets               Assets
                                                      Legally     (Not     Legally     (Not
                                                     Insulated  Legally   Insulated  Legally
(in millions)                                         Assets   Insulated)  Assets   Insulated)
-------------                                        --------- ---------- --------- ----------
Variable annuities..................................  $40,920    $   --    $46,234    $   --
Variable life.......................................    3,055        --      3,286        --
Bank-owned life insurance--hybrid...................      804        --        653        --
Deferred annuities with MVA features................      225        --        387        --
Terminal funding....................................    3,175        --      2,489        --
Annuities with MVA features.........................       --     1,243         --       866
Fixed annuities excess interest adjustment features.       --       196         --       189
                                                      -------    ------    -------    ------
Total...............................................  $48,179    $1,439    $53,049    $1,055
                                                      =======    ======    =======    ======

Some separate account liabilities are guaranteed by the general account. To compensate the general account for the risks taken, the separate accounts pay risk charges to the general account.

If claims were filed on all contracts, the current total maximum guarantee the general account would provide to the separate account as of December 31, 2018 and 2017 is $6.7 billion and $5.8 billion, respectively.

There was no separate account business seed money at December 31, for both 2018 and 2017.

The following table presents the risk charges paid by the separate accounts and the guarantees paid by the general account:

                                       Risk
                                      Charge
                                     paid by  Guarantees
                                       the    Paid by the
                                     Separate   General
                      (in millions)  Account    Account
                      -------------  -------- -----------
                          2018......   $324       $41
                          2017......    292        40
                          2016......    330        52
                          2015......    279        52
                          2014......    204        43

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents information regarding the separate accounts:

                                                         Non-indexed  Non-indexed
                                                          Guarantee    Guarantee  Non-guaranteed
                                                         less than or  more than     Separate
(in millions)                                    Indexed equal to 4%      4%         Accounts     Total
-------------                                    ------- ------------ ----------- -------------- -------
December 31, 2018
Premiums, considerations or deposits............  $241      $   --       $ 43        $ 3,090     $ 3,374
                                                  ====      ======       ====        =======     =======
Reserves for accounts with assets at:
   Market value.................................  $ --      $   --       $ --        $42,885     $42,885
   Amortized costs..............................   958       3,769        415             --       5,142
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $958      $3,769       $415        $42,885     $48,027
                                                  ====      ======       ====        =======     =======
By withdrawal characteristics:
   Subject to discretionary withdrawal with MVA.  $958      $2,199       $415        $    --     $ 3,572
   At market value..............................    --          --         --         42,802      42,802
                                                  ----      ------       ----        -------     -------
Subtotal........................................   958       2,199        415         42,802      46,374
Not subject to discretionary withdrawal.........    --       1,570         --             83       1,653
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $958      $3,769       $415        $42,885     $48,027
                                                  ====      ======       ====        =======     =======
December 31, 2017...............................
Premiums, considerations or deposits............  $185      $   --       $ 70        $ 4,444     $ 4,699
                                                  ====      ======       ====        =======     =======
Reserves for accounts with assets at:
   Market value.................................  $ --      $   --       $ --        $48,116     $48,116
   Amortized costs..............................   739       3,096        395             --       4,230
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $739      $3,096       $395        $48,116     $52,346
                                                  ====      ======       ====        =======     =======
By withdrawal characteristics:
   Subject to discretionary withdrawal with MVA.  $739      $  596       $395        $    --     $ 1,730
   At market value..............................    --          --         --         48,030      48,030
                                                  ----      ------       ----        -------     -------
Subtotal........................................   739         596        395         48,030      49,760
Not subject to discretionary withdrawal.........    --       2,500         --             86       2,586
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $739      $3,096       $395        $48,116     $52,346
                                                  ====      ======       ====        =======     =======
December 31, 2016...............................
Premiums, considerations or deposits............  $222      $    1       $106        $ 3,040     $ 3,369
                                                  ====      ======       ====        =======     =======
Reserves for accounts with assets at:
   Market value.................................  $ --      $   --       $ --        $42,715     $42,715
   Amortized costs..............................   586       1,075        343             --       2,004
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $586      $1,075       $343        $42,715     $44,719
                                                  ====      ======       ====        =======     =======
By withdrawal characteristics:
   Subject to discretionary withdrawal with MVA.  $586      $  621       $343        $    --     $ 1,550
   At market value..............................    --          --         --         42,632      42,632
                                                  ----      ------       ----        -------     -------
Subtotal........................................   586         621        343         42,632      44,182
Not subject to discretionary withdrawal.........    --         454         --             83         537
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $586      $1,075       $343        $42,715     $44,719
                                                  ====      ======       ====        =======     =======

Reconciliation of Net Transfers to or from Separate Accounts

The following table presents a reconciliation of the net transfers to (from) separate accounts:

                                                                  Years ended December 31,
                                                                 -------------------------
(in millions)                                                      2018     2017     2016
-------------                                                    -------  -------  -------
Transfers to separate accounts.................................. $ 3,373  $ 4,699  $ 3,356
Transfers from separate accounts................................  (4,147)  (3,393)  (3,055)
                                                                 -------  -------  -------
Net transfers to (from) separate accounts.......................    (774)   1,306      301
Reconciling adjustments:
   Deposit-type contracts.......................................      --       --        2
                                                                 -------  -------  -------
Total reconciling adjustments...................................      --       --        2
                                                                 -------  -------  -------
Transfers as reported in the Statutory Statements of Operations. $  (774) $ 1,306  $   303
                                                                 =======  =======  =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

12. RESERVES FOR GUARANTEED POLICY BENEFITS AND ENHANCEMENTS

Variable annuity contracts may include certain contractually guaranteed benefits to the contract holder. These guaranteed features include GMDB that are payable in the event of death, and living benefits that are payable in the event of annuitization, or, in other instances, at specified dates during the accumulation period. Living benefits include guaranteed minimum withdrawal benefits (GMWB) and, to a lesser extent, guaranteed minimum accumulation benefits (GMAB), which are no longer offered. A variable annuity contract may include more than one type of guaranteed benefit feature; for example, it may have both a GMDB and a GMWB. However, a policyholder generally can only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e. the features are mutually exclusive. A policyholder cannot purchase more than one living benefit on one contract. The net amount at risk for each feature is calculated irrespective of the existence of other features; as a result, the net amount at risk for each feature is not additive to that of other features.

Reserves for GMDB, GMIB and GMWB were included in the VACARVM reserves. Total reserves in excess of basic reserves were $1.3 billion and $910 million at December 31, 2018 and 2017, respectively. The Company chose to record reserves in excess of AG 43 minimum reserves at both December 31, 2018 and 2017, such that the reserves in both periods equal the C3 Phase II Total Asset Requirement level.

GMDB and GMIB

Depending on the product, the GMDB feature may provide a death benefit of either (a) total deposits made to the contract less any partial withdrawals plus a minimum return or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary. GMIB guarantees a minimum level of periodic income payments upon annuitization. GMDB is the Company's most widely offered benefit; variable annuity contracts may also include GMIB to a lesser extent, which is no longer offered.

The net amount at risk, which represents the guaranteed benefit exposure in excess of the current account value if death claims were filed on all contracts related to GMDB, was $2.3 billion and $1.0 billion at December 31, 2018 and 2017, respectively.

GMWB

Certain of the Company's variable annuity contracts offer optional GMWB. With a GMWB, the contract holder can monetize the excess of the guaranteed amount over the account value of the contract only through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount. If, after the series of withdrawals, the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount, and, for lifetime GMWB products, the annuity payments continue as long as the covered person(s) are living.

The net amount at risk for GMWB represents the present value of minimum guaranteed withdrawal payments, in accordance with contract terms, in excess of account value. The net amount at risk related to these guarantees was $185 million and $375 million at December 31, 2018 and 2017, respectively. The Company uses derivative instruments and other financial instruments to mitigate a portion of the exposure that arises from GMWB.

13. PARTICIPATING POLICY CONTRACTS

Participating policy contracts entitle a policyholder to share in earnings through dividend payments. These contracts represented 0.01 percent,
0.01 percent and 0.75 percent of gross insurance in-force at December 31, 2018, 2017 and 2016, respectively. Policyholder dividends for the years ended December 31, 2018 and 2017 were ($13) million, $18 million and $19 million, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

14. PREMIUM AND ANNUITY CONSIDERATION DEFERRED AND UNCOLLECTED

The following table presents the deferred and uncollected insurance premiums and annuity consideration (before deduction for amounts non-admitted):

                                     December 31, 2018 December 31, 2017
                                     ----------------  ----------------
                                              Net of            Net of
              (in millions)          Gross    Loading  Gross    Loading
              -------------          -----    -------  -----    -------
              Ordinary new business. $ (10)    $(10)   $  (4)     $(4)
              Ordinary renewal......  (395)     147     (473)      41
              Group life............     1        1        6        6
                                      -----    ----     -----     ---
              Total................. $(404)    $138    $(471)     $43
                                      =====    ====     =====     ===

15. REINSURANCE

In the ordinary course of business, the Company utilizes internal and third-party reinsurance relationships to manage insurance risks and to facilitate capital management strategies. Long-duration reinsurance is effected principally under yearly renewable term treaties. Pools of highly-rated third party reinsurers are utilized to manage net amounts at risk in excess of retention limits. Reinsurance agreements do not relieve the Company of its direct obligations from its beneficiaries. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. In addition, the Company assumes reinsurance from other insurance companies.

Reinsurance premiums assumed in 2018, 2017 and 2016 were $26 million, $30 million and $33 million, respectively. Reinsurance premiums ceded in 2018, 2017 and 2016 were $25.2 billion, $2.6 billion and $6.1 billion, respectively. Additionally, reserves on reinsurance assumed were $1.4 billion at both December 31, 2018, 2017 and 2016. The reserve credit taken on reinsurance ceded was $23.3 billion, $22.3 billion and $21.2 billion at December 31, 2018, 2017 and 2016, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2018 and 2017, the Company's reinsurance recoverables were
$306 million and $426 million, respectively.

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company has no reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total revenue collected under the reinsured policies.

The NAIC Model Regulation "Valuation of Life Insurance Policies" (Regulation
XXX) requires U.S. life insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and universal life policies with secondary guarantees (ULSGs). In addition, NAIC Actuarial Guideline 38 (Guideline AXXX) clarifies the application of Regulation XXX as to these guarantees, including certain ULSGs. Prior to 2016, the Company managed the capital impact of statutory reserve requirements under Regulation XXX and Guideline AXXX through intercompany reinsurance transactions. Regulation XXX and Guideline AXXX reserves related to new and in-force business (term and universal life) were ceded to the Parent under a coinsurance/modified coinsurance agreement effective January 1, 2011 (the AGC Co/Modco Agreement), prior to the recapture of in-force business effective December 31, 2016. New business is still ceded under this treaty.

In 2018, the AGC Life Co/Modco Agreement increased the Company's pre-tax earnings by $382 million, while in 2017, the AGC Life Co/Modco Agreement increased pre-tax earnings by $289 million. In 2016, the AGC Life Co/Modco Agreement decreased pre-tax earnings by $6.3 billion. The pretax loss from the 2016 recapture was $6.5 billion.

In September 2016, the Company entered into a reinsurance agreement with Hannover Life Reassurance Company of America (Hannover), effective July 1, 2016, under which the Company ceded approximately $5 billion of reserves to Hannover, which included a block of whole life policies on a coinsurance with funds withheld basis and a block of current assumption universal life business on a yearly renewable term basis. This reinsurance agreement released

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

excess statutory capital of approximately $1 billion, which was included in dividends paid ultimately by the Company to AIG in September 2016.

Effective December 31, 2016, the Company recaptured certain term and universal life reserves that had been ceded to AGC Life and concurrently amended the July 1, 2016 reinsurance treaty with Hannover to add this in-force term and guaranteed universal life business on a coinsurance basis and additional universal life on a yearly renewable term basis. The Company ceded approximately $14 billion of such reserves to Hannover under the treaty amendment, which was effective December 31, 2016.

In 2017, the coinsurance reserve was increased as a result of actuarial reserve changes impacting prior periods. The amount of the reserve increase as of January 1, 2017 was $155 million, with the after tax increase of $107 million reported as an adjustment to the Change in Surplus as a Result of Reinsurance.

                                                                         December 31, 2016
                                                           July 1, 2016 -------------------
Increase (Decrease)                                         Cession to            Cession to Net Impact of
(in millions)                                                Hannover   Recapture  Hannover   Reinsurance
-------------------                                        ------------ --------- ---------- -------------
Statement of Admitted Assets, Liabilities and Capital and
  Surplus.................................................
   Deferred and uncollected premium.......................   $   (38)    $    --   $   (764)   $   (802)
   Aggregate reserve for life contracts...................    (5,349)      6,482    (14,266)    (13,133)
   Current federal income taxes due.......................        47      (1,790)     2,501         758
   Funds held under coinsurance...........................     4,492          --      5,482       9,974
                                                             -------     -------   --------    --------
   Total capital and surplus..............................   $   772     $(4,692)  $  5,519    $  1,599
                                                             -------     -------   --------    --------
Statement of Operations...................................
Premiums..................................................   $(5,349)    $15,806   $(14,266)   $ (3,809)
Commissions on reinsurance ceded..........................        47      (6,482)     6,607         172
Reserve adjustments on reinsurance ceded..................        --      (9,324)        --      (9,324)
                                                             -------     -------   --------    --------
Total revenue.............................................    (5,302)         --     (7,659)    (12,961)
Increase in aggregate reserves for life...................    (5,349)      6,482    (14,266)    (13,133)
Federal income tax expense (benefit)......................        47      (1,790)     2,501         758
                                                             -------     -------   --------    --------
Net income................................................   $    --     $(4,692)  $  4,106    $   (586)
                                                             -------     -------   --------    --------
Capital and Surplus Account
Change in surplus as a result of reinsurance..............   $   772     $    --   $  1,413    $  2,185
                                                             -------     -------   --------    --------

In February 2018, the Company and its U.S. life insurance company affiliates, VALIC and USL, each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Fortitude Group Holdings, LLC (Fortitude Holdings) was formed by AIG to act as a holding company for FRL. On November 13, 2018, AIG completed the sale of a
19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. Subsequent to this sale, Fortitude Holdings owns 100 percent of the outstanding common shares of FRL and AIG has an 80.1 percent ownership interest in Fortitude Holdings.

The initial consideration represented the book value of ModCo Assets held by the Company on behalf of FRL and was equal to the ModCo Reserves ceded at the effective date. While there was no net impact from the initial accounting as of the effective date, there was a significant offsetting impact on certain individual line items in the Summary of Operations. Pursuant to the regulatory approval received in February 2018, the Company has reported all of the ceded activity for this Agreement from the effective date (January 1, 2017) through December 31, 2018 in its 2018 Annual Statement.

Total returns on the ModCo Assets subsequent to the effective date inure to the benefit of FRL and are reported with the ModCo reserve adjustments. The Company did not receive a ceding commission at contract inception.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The Company completed its initial settlement with FRL in June 2018 and settles all payable or receivable balances quarterly.

The table below presents the impact of this transaction by line item in the Company's statements of assets, liabilities, surplus and other funds and on the summary of operations:

                                                                     Balance as of
                                                                     December 31,
                                                                         2018
                                                                     -------------
Statutory Statements of Assets, Liabilities and Capital and Surplus
Funds withheld......................................................     $152
                                                                         ----

                                                                                          As of and Year As of and Year
                                                                                              Ended          Ended
Increase (Decrease)                                                             Initial    December 31,   December 31,
(in millions)                                                                  Accounting      2017           2018        Total
-------------------                                                            ---------- -------------- -------------- --------
Statutory Statement of Operations
Premiums and annuity considerations...........................................  $(22,152)    $  (311)       $  (291)    $(22,754)
Commissions and expense allowances............................................        --          57             53          110
Reserve adjustments on reinsurance ceded......................................    22,152      (1,699)        (1,778)      18,675
                                                                                --------     -------        -------     --------
Total revenues................................................................        --      (1,953)        (2,016)      (3,969)
                                                                                --------     -------        -------     --------
Death benefits................................................................        --        (249)          (249)        (498)
Annuity benefits..............................................................        --      (1,040)        (1,019)      (2,059)
Surrender benefits............................................................        --        (131)          (133)        (264)
Other benefits................................................................        --        (164)          (334)        (498)
Other expenses................................................................        --          --             (1)          (1)
                                                                                --------     -------        -------     --------
Total benefits and expenses...................................................        --      (1,584)        (1,736)      (3,320)
                                                                                --------     -------        -------     --------
Net gain from operations before dividends to policyholders and federal income
  taxes                                                                               --        (369)          (280)        (649)
Dividends to policyholders....................................................        --         (13)           (12)         (25)
                                                                                --------     -------        -------     --------
Net gain from operations after dividends to policyholders and before federal
  income taxes                                                                  $     --     $  (356)       $  (268)    $   (624)
                                                                                --------     -------        -------     --------

During 2018, 2017 and 2016, the Company commuted reinsurance treaties with non-affiliated reinsurers, which resulted in increases in the Company's pre-tax earnings of $529 thousand, $500 thousand and $1.7 million, respectively.

The Company has an annuity Co/Modco agreement with an affiliate, AIG Life of Bermuda, Ltd. (AIGB), in which AIGB reinsures certain deferred annuity contracts issued between 2003 and 2007. The agreement is such that the Company retains and controls assets held in relation to the related reserve. As of December 31, 2018 and 2017, the assets and liabilities resulting from the agreement and recorded in the accompanying financial statements were $7.2 billion and $8.1 billion, respectively. In 2018, the Agreement decreased the Company's pre-tax earnings by $1 million and $2 million in 2017 and 2016, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

16. FEDERAL INCOME TAXES

U.S. Tax Reform Overview

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

.. Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete.

.. Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable.

.. If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $1.7 billion attributable to the reduction in the U.S. corporate income tax. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. The Company filed its 2017 consolidated U.S. income tax return and has completed its review of the primary impact of the Tax Act provisions on its deferred taxes. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and has made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Life Insurance Companies

The Tax Act modified computations of insurance reserves for Life insurance companies. Specifically, the Act directs that tax reserves be computed with reference to the NAIC reserves. Adjustments related to the differences in insurance reserves balances computed historically versus under the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to new deferred tax liabilities. At December 31, 2017, the Company recorded a provisional estimate of $499 million with respect to such deferred tax liabilities. This increase in deferred tax liabilities

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

As of December 31, 2018, the Company has completed the review and accounting of the tax reserve computations, and recorded offsetting decreases of $192 million to both deferred tax liabilities and deferred tax assets.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of its deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on its determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed its review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The following table presents the components of the net deferred tax assets and liabilities:

                                             December 31, 2018       December 31, 2017            Change
                                          ----------------------- ----------------------- ----------------------
(in millions)                             Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
-------------                             -------- ------- ------ -------- ------- ------ -------- ------- -----
Gross DTA................................  $1,837  $1,645  $3,482  $1,916  $1,395  $3,311  $ (79)   $250   $ 171
Statutory valuation allowance adjustment.      --     220     220      --      --      --     --     220     220
                                           ------  ------  ------  ------  ------  ------  -----    ----   -----
Adjusted gross DTA.......................   1,837   1,425   3,262   1,916   1,395   3,311    (79)     30     (49)
DTA non-admitted.........................     928   1,425   2,353     670   1,395   2,065    258      30     288
                                           ------  ------  ------  ------  ------  ------  -----    ----   -----
Net admitted DTA.........................     909      --     909   1,246      --   1,246   (337)     --    (337)
DTL......................................     392      --     392     557      --     557   (165)     --    (165)
                                           ------  ------  ------  ------  ------  ------  -----    ----   -----
Total....................................  $  517  $   --  $  517  $  689  $   --  $  689  $(172)   $ --   $(172)
                                           ======  ======  ======  ======  ======  ======  =====    ====   =====

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the ordinary and capital DTA admitted assets as the result of the application of SSAP 101:

                                                       December 31, 2018       December 31, 2017            Change
                                                    ----------------------- ----------------------- ----------------------
(in millions)                                       Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
-------------                                       -------- ------- ------ -------- ------- ------ -------- ------- -----
Admission calculation components...................
SSAP 101
   Federal income taxes paid in prior years
     recoverable through loss carry backs..........   $ --     $--   $   --  $   --    $--   $   --  $  --     $--   $  --
   Adjusted gross DTA expected to be realized
     (excluding amount of DTA from above) after
     application of the threshold limitation.......    517      --      517     689     --      689   (172)     --    (172)
       1. Adjusted gross DTA expected to be
         realized following the reporting date.....    517      --      517     689     --      689   (172)     --    (172)
       2. Adjusted gross DTA allowed per
         limitation threshold......................     --      --    1,114      --     --    1,301     --      --    (187)
   Adjusted gross DTA (excluding the amount of
     DTA from above) offset by gross DTL...........    392      --      392     557     --      557   (165)     --    (165)
                                                      ----     ---   ------  ------    ---   ------  -----     ---   -----
DTA admitted as the result of application of SSAP
  101..............................................   $909     $--   $  909  $1,246    $--   $1,246  $(337)    $--   $(337)
                                                      ====     ===   ======  ======    ===   ======  =====     ===   =====

The following table presents the ratio percentage and amount of adjusted capital to determine the recovery period and threshold limitation amount:

                                                                                Years ended
                                                                               December 31,
                                                                              --------------
($ in millions)                                                                2018    2017
---------------                                                               ------  ------
Ratio percentage used to determine recovery period and threshold limitation
  amount.....................................................................    738%    869%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation amount................................................ $7,423  $8,676
                                                                              ======  ======

The Company has no tax planning strategies used in the determination of adjusted gross DTA's or net admitted DTA's.

The Company's planning strategy does not include the use of reinsurance.

The Company is not aware of any significant DTLs that are not recognized in the statutory financial statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following tables present the major components of the current income tax expense and net deferred tax assets (liabilities):

                                                        Years Ended December 31,
                                                        ------------------------
   (in millions)                                        2018     2017     2016
   -------------                                        ----    ------   ------
   Current income tax expense..........................
      Federal.......................................... $513    $1,025   $1,182
      Foreign..........................................   --        --       --
                                                         ----   ------   ------
      Subtotal.........................................  513     1,025    1,182
      Federal income tax on net capital gains (losses).  (88)     (433)     279
                                                         ----   ------   ------
      Federal income tax incurred...................... $425    $  592   $1,461
                                                         ====   ======   ======

                                                                                    Years Ended
                                                                                   December 31,
                                                                                   -------------
(in millions)                                                                       2018   2017  Change
-------------                                                                      ------ ------ ------
Deferred tax assets:
   Ordinary:
       Policyholder reserves...................................................... $  812 $  959 $(147)
       Investments................................................................     50     70   (20)
       Deferred acquisition costs.................................................    366    366    --
       Fixed assets...............................................................    373    282    91
       Compensation and benefits accrual..........................................     41      3    38
       Tax credit carryforward....................................................    151    160    (9)
       Other (including items less than 5% of total ordinary tax assets)..........     44     76   (32)
                                                                                   ------ ------ -----
       Subtotal...................................................................  1,837  1,916   (79)
       Statutory valuation allowance adjustment...................................     --     --    --
       Non-admitted...............................................................    928    670   258
                                                                                   ------ ------ -----
       Admitted ordinary deferred tax assets......................................    909  1,246  (337)
                                                                                   ------ ------ -----
Capital:
       Investments................................................................  1,645  1,395   250
                                                                                   ------ ------ -----
       Subtotal...................................................................  1,645  1,395   250
   Statutory valuation allowance adjustment.......................................    220     --   220
   Non-admitted...................................................................  1,425  1,395    30
                                                                                   ------ ------ -----
   Admitted capital deferred tax assets...........................................     --     --    --
                                                                                   ------ ------ -----
Admitted deferred tax assets......................................................    909  1,246  (337)
                                                                                   ------ ------ -----
Deferred tax liabilities:
   Ordinary:
       Deferred and uncollected premium...........................................     78     58    20
       Policyholder reserves......................................................    269    499  (230)
       Other (including items less than 5% of total ordinary tax liabilities).....     45     --    45
                                                                                   ------ ------ -----
       Subtotal...................................................................    392    557  (165)
                                                                                   ------ ------ -----
Capital:
       Other (including items less than 5% of total capital tax liabilities)......     --     --    --
                                                                                   ------ ------ -----
       Subtotal...................................................................     --     --    --
                                                                                   ------ ------ -----
Deferred tax liabilities..........................................................    392    557  (165)
                                                                                   ------ ------ -----
Net deferred tax assets (liabilities)............................................. $  517 $  689 $(172)
                                                                                   ------ ------ -----

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus):

                                                 Years Ended
                                                December 31,
                                                -------------
            (in millions)                        2018   2017  Change
            -------------                       ------ ------ ------
            Total adjusted deferred tax assets. $3,262 $3,311 $ (49)
            Total deferred tax liabilities.....    392    557  (165)
                                                ------ ------ -----
            Net adjusted deferred tax assets... $2,870 $2,754   116
                                                ====== ======
            Tax effect of unrealized gains
              (losses).........................                 (93)
            Transfer of deferred item to
              subsidiary.......................                   1
                                                              -----
            Change in net deferred income tax..               $  24
                                                              =====

The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents the significant items causing this difference:

                                            December 31, 2018 December 31, 2017 December 31, 2016
                                            ---------------   ----------------  ----------------
                                                    Effective         Effective         Effective
(in millions)                               Amount  Tax Rate  Amount  Tax Rate  Amount  Tax Rate
-------------                               ------  --------- ------  --------- ------  ---------
Income tax expense at applicable rate......  $208     21.0%   $  465     35.0%  $1,028     35.0%
Change in valuation adjustment.............   220     22.2      (366)   (27.6)    (554)   (18.9)
Amortization of interest maintenance
  reserve..................................   (30)    (3.0)      (43)    (3.3)     (35)    (1.2)
Disregarded entities.......................    20      2.1        23      1.8       67      2.3
Dividends received deduction...............   (20)    (2.1)      (47)    (3.6)     (69)    (2.3)
Change in non-admitted assets..............   (13)    (1.3)       (1)    (0.1)      10      0.4
Surplus adjustments........................     8      0.8        (3)    (0.2)     (15)    (0.5)
Prior year return true-ups and adjustments.     7      0.7       (32)    (2.4)     (29)    (1.0)
Other permanent adjustments................     1      0.1         9      0.7        7      0.3
Impact of Tax Act..........................    --       --     1,836    138.3       --       --
Reinsurance................................    --       --        37      2.8      765     26.0
Gain on sale of subsidiaries...............    --       --        --       --      (22)    (0.8)
Separate account income....................    --       --        --       --       18      0.6
                                             ----     ----    ------    -----   ------    -----
Statutory income tax expense (benefit).....  $401     40.5%   $1,878    141.4%  $1,171     39.9%
                                             ====     ====    ======    =====   ======    =====
Federal income taxes incurred..............  $425     42.9%   $  592     44.6%  $1,461     49.8%
Change in net deferred income taxes........   (24)    (2.4)    1,286     96.8     (290)    (9.9)
                                             ----     ----    ------    -----   ------    -----
Statutory income tax expense...............  $401     40.5%   $1,878    141.4%  $1,171     39.9%
                                             ====     ====    ======    =====   ======    =====

At December 31, 2018, the Company had the following foreign tax credits carryforwards:

                             (in millions)
                             -------------
                             Year Expires   Amount
                             ------------   ------
                                2019.......  $ 4
                                2020.......    8
                                2021.......    8
                                2022.......    7
                                2023.......    1
                                2024.......    1
                                             ---
                                Total......  $29
                                             ===

At December 31, 2018, the Company had no operating loss carryforwards or capital loss carryforwards.

At December 31, 2018, the Company had an alternative minimum tax credit of $6 million.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

At December 31, 2018, the Company had the following general business credit carryforwards:

                             (in millions)
                             -------------
                             Year Expires   Amount
                             ------------   ------
                                2025.......  $  9
                                2026.......     9
                                2027.......    13
                                2028.......    13
                                2029.......    19
                                2030.......    38
                                2031.......     7
                                2032.......     8
                                             ----
                                Total......  $116
                                             ====

At December 31, 2018, the Company had $273 thousand in charitable contribution carryforwards, which expire in 2021.

The following table presents income tax incurred that is available for recoupment in the event of future net losses:

                             (in millions)
                             -------------
                             December 31,   Capital
                             ------------   -------
                                2016.......  $202
                                2017.......   198
                                2018.......    13
                                             ----
                                Total......  $413
                                             ====

In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 101, the Company assessed its ability to realize DTAs of $3.5 billion and concluded that a valuation allowance of $220 million was required at December 31, 2018. Similarly, the Company concluded that no valuation allowance was required on the DTAs of $3.3 billion at December 31, 2017.

The Company had no deposits admitted under Internal Revenue Code Section 6603.

The Company joins in the filing of a consolidated federal income tax return with AIG Parent.

The Company has a written agreement with AIG Parent under which each subsidiary agrees to pay AIG Parent an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG Parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

The following table presents a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties:

                                                              Years Ended
                                                              December 31,
                                                              -----------
        (in millions)                                         2018   2017
        -------------                                         ----   ----
        Gross unrecognized tax benefits at beginning of year. $16    $22
           Increases in tax position for prior years.........   1     --
           Decreases in tax position for prior years.........  --     (6)
                                                              ---    ---
        Gross unrecognized tax benefits at end of year....... $17    $16
                                                              ===    ===

As of December 31, 2018 and 2017, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $17 million and $16 million respectively.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 31, 2018 and 2017, the Company had accrued liabilities of $5.7 million and $4 million, respectively, for the payment of

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

interest (net of the federal benefit) and penalties. In both 2018 & 2017, the Company recognized expense of less than $1 million interest (net of the federal benefit) and penalties. In 2016, the Company recognized income of $3 million of interest (net of the federal benefit) and penalties.

The Company regularly evaluates proposed adjustments by taxing authorities. At December 31, 2018, such proposed adjustments would not have resulted in a material change to the Company's financial condition, although it is possible that the effect could be material to the Company's results of operations for an individual reporting period. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next twelve months, based on the information currently available, the Company does not expect any change to be material to its financial condition.

The Company is currently under Internal Revenue Service (IRS) examinations for the taxable years 2007-2013. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2018 remain subject to examination by major tax jurisdictions.

17. CAPITAL AND SURPLUS

RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized, and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only because of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2018, the Company exceeded RBC requirements that would require any regulatory action.

Dividends that the Company may pay to the Parent in any year without prior approval of the TDI are limited by statute. The maximum amount of dividends in a 12-month period, measured retrospectively from the date of payment, which the Company can pay without the Company obtaining the prior approval of the TDI is limited to the greater of: (1) 10 percent of the Company's statutory surplus as regards to policyholders at the preceding December 31; or (2) the preceding year's statutory net gain from operations. Additionally, unless prior approval of the TDI is obtained, dividends can only be paid out of the Company's unassigned surplus. Subject to the TDI requirements, the maximum dividend payout that may be made in 2019 without prior approval of the TDI is $906 million. Dividend payments in excess of positive retained earnings are classified and reported as a return of capital.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Dividends are paid as determined by the Board of Directors and are noncumulative. The following table presents the dividends paid by the Company during 2018, 2017 and 2016:

                                                                     Amount
            Date                     Type        Cash or Non-cash (in millions)
            ----                     ----        ---------------- -------------
2018
   March 27, 2018.............   Extraordinary         Cash          $  337
   June 26, 2018..............   Extraordinary         Cash             680
   September 24, 2018.........   Extraordinary         Cash             680
2017
   March 30, 2017.............   Extraordinary         Cash          $  452
   March 30, 2017.............   Extraordinary       Non-Cash           482
   March 30, 2017............. Return of Capital       Cash             178
   June 29, 2017..............   Extraordinary         Cash             538
   September 28, 2017.........   Extraordinary         Cash              50
   December 26, 2017..........   Extraordinary         Cash             200
2016
   March 28, 2016.............     Ordinary            Cash          $   80
   March 28, 2016.............     Ordinary          Non-Cash           420
   June 28, 2016.............. Return of Capital       Cash             233
   June 28, 2016..............   Extraordinary         Cash             288
   September 27, 2016.........   Extraordinary       Non-Cash         1,154
   September 27, 2016.........   Extraordinary         Cash              23
   September 28, 2016.........   Extraordinary         Cash             267
   September 28, 2016......... Return of Capital       Cash             318
   December 27, 2016..........   Extraordinary       Non-Cash           497
   December 27, 2016.......... Return of Capital     Non-Cash            85
   December 28, 2016..........   Extraordinary         Cash              11

The Company's cumulative preferred stock has an $80 dividend rate and is redeemable at $1,000 per share. The holder of this stock, the Parent, is entitled to one vote per share.

18. RETIREMENT PLANS AND SHARE-BASED AND DEFERRED COMPENSATION PLANS

The Company does not directly sponsor any defined benefit or defined contribution plans and does not participate in any multi-employer plans.

Employee Retirement Plan

The Company's employees participate in various AIG Parent-sponsored defined benefit pension and postretirement plans. AIG Parent, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG Parent's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG Parent and its subsidiaries.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents information about employee-related costs (expense credits) allocated to the Company:

                                                              Years ended
                                                             December 31,
                                                            ---------------
    (in millions)                                           2018  2017 2016
    -------------                                           ----  ---- ----
    Defined benefit plans.................................. $(12)  $2  $20
    Postretirement medical and life insurance plans........    1    2    2
                                                            ----   --  ---
    Total.................................................. $(11)  $4  $22
                                                            ====   ==  ===

Defined Contribution Plan

AIG Parent sponsors a 401(k) plan which provides for pre-tax salary reduction contributions by its U.S. employees. The Company made matching contributions of 100 percent of the first six percent of participant contributions, subject to IRS-imposed limitations.

Effective January 1, 2016, AIG Parent provides participants in the plan an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the IRS-imposed limitations.

The Company's pre-tax expense associated with this plan was $27 million, $26 million and $28 million in 2018, 2017 and 2016, respectively.

Share-based and Deferred Compensation Plans

During 2016 and 2015, certain Company employees were granted performance share units under the AIG Parent 2013 Long Term Incentive Plan that provide them the opportunity to receive shares of AIG Parent common stock based on AIG Parent achieving specified performance goals at the end of a three-year performance period and the employee satisfies service requirements. The Company recognized compensation expense of $28 million, $33 million and $20 million for awards granted in 2018, 2017 and 2016, respectively.

Prior to 2013, some of the Company's officers and key employees were granted restricted stock units and stock appreciation rights that provide for cash settlement linked to the value of AIG Parent common stock if certain requirements were met. The Company did not recognize any expense for unsettled awards during 2018, 2017 and 2016.

19. DEBT

The Company is a member of the Federal Home Loan Bank (FHLB) of Dallas. The Company's interest in the stock of FHLB of San Francisco was redeemed on March 24, 2016.

Membership with the FHLB provides the Company with collateralized borrowing opportunities, primarily as an additional source of liquidity or for other uses deemed appropriate by management. The Company's ownership in the FHLB stock is reported as common stock. Pursuant to the membership terms, the Company elected to pledge such stock to the FHLB as collateral for the Company's obligations under agreements entered into with the FHLB.

Cash advances obtained from the FHLB are reported in and accounted for as borrowed money. The Company may periodically obtain cash advances on a same-day basis, up to a limit determined by management and applicable laws. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. To provide adequate collateral for potential advances, the Company has pledged securities to the FHLB in excess of outstanding borrowings. Upon any event of default by the Company, the recovery by the FHLB would generally be limited to the amount of the Company's liability under advances borrowed.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the aggregate carrying value of stock held with the FHLB of Dallas and the classification of the stock:

                                                                                           December 31,
                                                                                           -------------
(in millions)                                                                               2018   2017
-------------                                                                              ------ ------
Membership stock - Class B................................................................ $    7 $    7
Activity stock............................................................................    129     25
Excess stock..............................................................................      2      6
                                                                                           ------ ------
Total..................................................................................... $  138 $   38
                                                                                           ====== ======
Actual or estimated borrowing capacity as determined by the insurer....................... $4,928 $7,039
                                                                                           ====== ======

The Company did not hold any Class A at December 31, 2018 or 2017.

The following table presents the amount of collateral pledged, including FHLB common stock held, to secure advances from the FHLB:

                                                         December 31, 2018    December 31, 2017
                                                        -------------------- --------------------
                                                        Amortized            Amortized
(in millions)                                             Cost    Fair Value   Cost    Fair Value
-------------                                           --------- ---------- --------- ----------
Amount pledged.........................................  $3,851     $3,833    $1,042     $1,067
Maximum amount pledged during reporting period.........   4,389      4,349     1,310      1,352
                                                         ======     ======    ======     ======

The Company's borrowing capacity determined quarterly based upon the borrowing limit imposed by statute in the state of domicile.

The following table presents the outstanding funding agreements and maximum borrowings from the FHLB:

                                                             December 31,
                                                             -------------
     (in millions)                                            2018   2017
     -------------                                           ------ ------
     Amount outstanding..................................... $3,148 $  606
     Maximum amount borrowed during reporting period........ $3,323 $1,005
                                                             ------ ------

   . While the funding agreements are presented herein to show all amounts received from FHLB, the funding agreements are treated as deposit-type contracts, consistent with the other funding agreements for which the Company's intent is to earn a spread and not to fund operations. The Company had no debt outstanding with the FHLB at December 31, 2018 or 2017.

The following table reflects the principal amounts of the funding agreements issued to the FHLB:

       (in millions)
       -------------
       Funding Agreements                       Date Issued       Amounts
       ------------------                       ----------------- -------
       10-year floating rate................... February 15, 2018 $1,148
       10-year floating rate................... February 15, 2018  1,277
       10-year floating rate................... February 15, 2018    175
       10-year floating rate................... February 6, 2018      87
       10-year floating rate................... January 25, 2018      31
       10-year floating rate................... January 13, 2017      57
       10-year floating rate................... February 1, 2017      67
       7-year floating rate.................... May 24, 2017          52
       10-year floating rate................... July 20, 2016        254

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


20. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had commitments to provide funding to various limited partnerships totaling $2.4 billion and $763 million at December 31, 2018 and 2017, respectively. The commitments to invest in limited partnerships and other funds may be called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2018, $744 million are currently expected to expire in 2019, and the remainder by 2020 based on the expected life cycle of the related funds and the Company's historical funding trends for such commitments.

At December 31, 2018 and 2017, the Company had $1.3 billion and $1.1 billion, respectively, of outstanding commitments related to various funding obligations associated with its investments in commercial mortgage loans. Of the total current commitments, $659 million are expected to expire in 2019 and the remainder by 2033, based on the expected life cycle of the related loans and the Company's historical funding trends for such commitments.

The Company has various long-term, noncancelable operating leases, primarily for office space and equipment, which expire at various dates over the next several years. At December 31, 2018, the future minimum lease payments under the operating leases are as follows:

                  (in millions)
                  -------------
                  2019.................................... $16
                  2020....................................  16
                  2021....................................  16
                  2022....................................  20
                  2023....................................  12
                  Remaining years after 2023..............  17
                                                           ---
                  Total................................... $97
                                                           ===

Rent expense was $17 million, $20 million and $22 million in 2018, 2017 and 2016, respectively.

Contingencies

Legal Matters

Various lawsuits against the Company have arisen in the ordinary course of business. The Company believes it is unlikely that contingent liabilities arising from such lawsuits will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Regulatory Matters

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

The Company had accrued $40 million for these guarantee fund assessments at both December 31, 2018 and 2017, respectively. The Company has recorded receivables of $34 million at both December 31, 2018 and 2017, for expected recoveries against the payment of future premium taxes.

During 1997 and 1998, the Company participated in a workers' compensation underwriting pool with a third party insurance company. Both companies share equally in the pool. Collectively, the workers' compensation business is assumed from over 50 ceding companies and retro-ceded to 15 programs. The business covers risks primarily from the 1997 and 1998 underwriting years but also includes risk from the 1996 underwriting year. There were no reinsurance recoverables on claim liabilities and reserves included in these financial statements related to the workers' compensation business at both December 31, 2018 and 2017. While not included in these statutory financial statements, the Company is contingently liable for losses incurred by its 50 percent pool participant should that third party become insolvent or otherwise unable to meet its obligations under the pool agreement.

At December 31, 2018 and 2017, the Company had admitted assets of $142 million and $48 million, respectively, in premiums receivable due from policyholders (or agents). The Company routinely evaluates the collectability of these receivables. Based upon Company experience, the potential for any loss is not believed to be material to the Company's financial condition.

During 2018 and 2017, the Company wrote accident and health insurance premiums that were subject to the risk-sharing provisions of the Affordable Care Act
(ACA). However, the Company had no balances for the risk corridors program due to exclusion from the program. There was no financial impact of risk-sharing provisions on assets, liabilities or operations, related to the Permanent ACA Risk Adjustment Program. In addition, there was no financial impact of risk-sharing provisions on assets and liabilities related to the Transitional ACA Reinsurance Program. Under this program, the Company has recorded an insignificant amount in reinsurance recoveries due to ACA Reinsurance payments.

Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations, and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations, investigations, or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company provides products and services that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), or the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Plans subject to ERISA include certain pension and profit sharing plans and welfare plans, including health, life and disability plans. As a result, the Company's activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and that, fiduciaries may not cause a covered plan to engage in certain prohibited transactions.

The SEC, federal and state lawmakers and state insurance regulators continue their efforts at evaluating what is an appropriate regulatory framework around a standard of care for the sale of investment products and services. For example, on April 18, 2018, the SEC proposed a package of rulemakings and interpretations designed to address the standard of care issues and the transparency of retail investors' relationships with investment advisors and broker-dealers. Additionally, on July 18, 2018, the New York State Department of Financial Services adopted a best interest standard of care regulation applicable to annuity and life transactions through issuance of the First Amendment to Insurance Regulation 187 - Suitability and Best Interests in Life Insurance and Annuity Transactions (Regulation 187). The compliance date for Regulation 187 is August 1, 2019 for annuity products and February 1, 2020 for life products. As amended, Regulation 187 requires producers to act in their client's best interest when making point-of-sale and inforce recommendations, and provide in writing the basis for the recommendation, as well as the facts and analysis to support the recommendation. The amended regulation also imposes additional duties on life insurance companies in relation to these transactions, such as requiring insurers to establish and maintain procedures designed to prevent

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

financial exploitation and abuse. The Company will implement and enhance processes and procedures, where needed, to comply with this regulation. Other states, such as Nevada, Maryland and New Jersey, have also proposed similar standard of care regulations applicable to insurance producers and/or insurance companies. The Company continues to closely follow these proposals and other relevant federal and state-level regulatory and legislative developments in this area. While management cannot predict the long-term impact of these developments on the Company's businesses, the Company believes its diverse product offerings and distribution relationships position the Company to compete effectively in this evolving marketplace.

Business Interruption Insurance Recoveries

In 2017, the Company recorded $6 million in business interruption insurance recoveries related to the flooding and property damage that occurred at the Company's main administrative office located in Houston, Texas. In August 2017, Hurricane Harvey made landfall in Texas and Louisiana causing widespread flooding and property damage in various southern counties within the region. The recoveries were included within aggregate write-ins for miscellaneous income on the Summary of Operations.

21. RELATED PARTY TRANSACTIONS

Events Related to AIG Parent

AIG Parent formed Fortitude Group Holdings, LLC (Fortitude Holdings) to act as a holding company for Fortitude Re. On November 13, 2018, AIG Parent completed the sale of a 19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. (Carlyle) (the Fortitude Re Closing). Fortitude Holdings owns 100 percent of the outstanding common shares of Fortitude Re and AIG Parent has an
80.1 percent ownership interest in Fortitude Holdings. In connection with the sale, AIG Parent agreed to certain investment commitment targets into various Carlyle strategies and to certain minimum investment management fee payments within thirty-six months following the Fortitude Re Closing. AIG Parent also will be required to pay a proportionate amount of an agreed make-whole fee to the extent AIG Parent fails to satisfy such investment commitment targets. In connection with the Fortitude Re Closing, the Company's insurance company subsidiaries, VALIC and USL, have each also entered into an investment management agreement with a Carlyle affiliate pursuant to which such subsidiary retained the Carlyle affiliate to manage certain assets in its general account investment portfolio.

On September 25, 2017, AIG Parent announced organizational changes designed to position AIG Parent a growing, more profitable insurer that is focused on underwriting excellence. In the fourth quarter of 2017, AIG Parent finalized its plan to reorganize its operating model. Commercial Insurance and Consumer Insurance segments transitioned to General Insurance and Life and Retirement, respectively. AIG Parent's core businesses include General Insurance, Life and Retirement and Other Operations. General Insurance consists of two operating segments - North America and International. Life and Retirement consists of four operating segments - Individual Retirement, Group Retirement, Life Insurance and Institutional Markets. Blackboard U.S. Holdings, Inc. (Blackboard), AIG Parent's technology-driven subsidiary, is reported within Other Operations. AIG Parent also reports a Legacy Portfolio consisting of run-off insurance lines and legacy investments, which are considered non-core.

AIG Parent continues to execute initiatives focused on organizational simplification, operational efficiency, and business rationalization. In keeping with AIG's broad and ongoing efforts to transform for long-term competitiveness, AIG Parent recognized restructuring costs of $395 million, $413 million and $694 million of pre-tax restructuring and other costs in 2018, 2017 and 2016, respectively, primarily comprised of employee severance charges.

Additional information on AIG Parent is publicly available in AIG Parent's regulatory filings with the SEC, which can be found at www.sec.gov. Information regarding AIG Parent as described herein is qualified by regulatory filings AIG Parent files from time to time with the SEC.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Selkirk Transactions

During 2013 and 2014, the Company entered into securitization transactions in which portfolios of the Company's commercial mortgage loans were transferred to special purpose entities, with the Company retaining a significant beneficial interest in the securitized loans. As consideration for the transferred loans, the Company received beneficial interests in certain special purpose entities and cash proceeds from the securitized notes issued to third party investors by other special purpose entities. The transfer was accounted for as a sale and the Company derecognized the commercial mortgage loans transferred. The beneficial interests in loan-backed and structured securities and equity interests received by the Company were initially recognized at fair value as unaffiliated investments, as these securities are non-recourse to the issuer, and interest and principal payments are dependent upon the cash flows from the underlying unaffiliated mortgage loans.

Lighthouse VI

During 2013, the Company, along with an affiliate, executed three transactions in which a portfolio of securities was, in each transaction, transferred into a newly established Common Trust Fund (CTF) in exchange for proportionate interests in all assets within each CTF as evidenced by specific securities controlled by and included within the Company's Representative Security Account
(RSA).

In each transaction, a portion of the Company's securities were transferred to the RSA of the affiliate, VALIC, in exchange for other VALIC securities.

During 2015, the Company transferred securities to two separate CTFs, of which 20% were then transferred to the RSA of VALIC. The transfer was accounted for as a sale by the Company to VALIC. The remaining 80% of the securities were transferred to the Company's RSA.

Ambrose

During 2013 and 2014, the Company entered into securitization transactions in which the Company transferred portfolios of high grade corporate securities, and structured securities acquired from AIG, to newly formed special purpose entities (the Ambrose entities). As consideration for the transferred securities, the Company received beneficial interests in tranches of structured securities issued by each Ambrose entity. These structured securities were designed to closely replicate the interest and principal amortization payments of the transferred securities.

The Ambrose entities received capital commitments from a non-U.S. subsidiary of AIG, which are guaranteed by AIG. Pursuant to these capital commitments, the promissor will contribute funds to the respective Ambrose entity upon demand.

These capital commitments received by the Ambrose entities range from $300 million to $400 million per entity.

American Home and National Union Guarantees

The Company has a General Guarantee Agreement with American Home Assurance Company (American Home), an indirect wholly owned subsidiary of AIG Parent. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed insurance policies the Company issued between March 3, 2003 and December 29, 2006.

The Company, as successor-in-interest to American General Life and Accident Insurance Company (AGLA) has a General Guarantee Agreement with American Home. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed policies of insurance issued by AGLA between March 3, 2003 and September 30, 2010.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The Company, as successor-in-interest to SunAmerica Annuity and Life Assurance Company (SAAL) and SunAmerica Life Insurance Company (SALIC) has a General Guarantee Agreement with American Home. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed policies of insurance issued by SAAL and SALIC between January 4, 1999 and December 29, 2006.

The Company, as successor-in-interest to American General Life Insurance Company of Delaware, formerly known as AIG Life Insurance Company (AIG Life), has a General Guarantee Agreement with National Union Fire Insurance Company of Pittsburg, Pa. (National Union), an indirect wholly owned subsidiary of AIG Parent. Pursuant to the terms of this agreement, National Union has unconditionally and irrevocably guaranteed insurance policies issued by AIG Life between July 13, 1998 and April 30, 2010.

American Home's and National Union's audited statutory financial statements are filed with the SEC in the Company's registration statements for variable products that are subject to the Guarantees.

Cut-Through Agreement

The Company and AIG Life of Bermuda, Ltd. ("AIGB") entered into a Cut-through Agreement in which insureds, their beneficiaries and owners were granted a direct right of action against the Company in the event AIGB becomes insolvent or otherwise cannot or refuses to perform its obligations under certain life insurance policies issued by AIGB. The Cut-through Agreement was approved by the TDI. The amount of the retained liability on AIGB's books related to this agreement was approximately $330,000 and $355,000 at December 31, 2018 and 2017, respectively. The Company believes the probability of loss under this agreement is remote. No liability has been recognized in relation to this guarantee due to immateriality.

Affiliate Transactions

The Company purchases or sells securities, at fair market value, to or from affiliates in the ordinary course of business.

In 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIG Global Real Estate Investment Corp. (including its investment management affiliates, "AIGGRE"), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018. In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $288 million (representing an approximately 24% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $150.8 million) and cash (approximately $41.7 million). In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $675 million (representing approximately 25% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments with an aggregate fair value of approximately $527.4 million and received a cash payment from the fund of approximately $7.4 million. Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $189.1 million (representing an approximately 29% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments with an aggregate fair value of approximately
$143 million and received a cash payment from the fund of approximately
$18.9 million.

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I were approximately $94.9 million, $145.5 million and $86 million, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


In February 2018, the Company executed a Modified Coinsurance (ModCo) Agreement with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), an AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. See Note 15 for additional information regarding this reinsurance transaction.

In October 2017, the Company's subsidiary, AIG Home Loan 2, transferred a portfolio of U.S. residential mortgage loans with a carrying value of $410 million to a newly formed special purpose vehicle. The transaction involved securitization of the transferred loans and the special purpose vehicle issued residential mortgage-backed securities. The residential mortgage-backed securities purchased by the Company from the special purpose vehicle are accounted for as non-affiliated securities and are valued and reported in accordance with the designation assigned by the NAIC Securities Valuation Office and SSAP 43 - Revised - Loan-Backed and Structured Securities.

In May 2017, the Company's wholly owned subsidiary, AIG Home Loan 2, LLC, transferred certain residential mortgage loans (RMLs) to the Company as a return of capital distribution. The RMLs were recorded by the Company in the amount of $1.5 billion, which was the loans' adjusted carrying value at the time of transfer. Prior to the transfer, the RMLs were indirectly owned by the Company through its investment in AIG Home Loan 2, LLC, which was reported on Schedule BA. After the transfer, the RMLs are directly owned by the Company and reported as Schedule B assets.

In February 2017, the Company purchased commercial mortgage loans from certain affiliated AIG domestic property casualty insurance companies for initial cash consideration totaling approximately $843 million, based on the outstanding principal balance of each loan, which was ultimately trued up to fair value based on underlying property appraisals and valuations.

In January and February 2017, the Company purchased investment grade private placement bonds from certain affiliated AIG domestic property casualty insurance companies, at fair market value, for cash consideration totaling approximately $425 million.

During 2016, the Company transferred certain hedge fund and private equity investments at fair market value to American Home, in exchange for cash and marketable securities totaling approximately $284 million as part of an initiative to improve asset-liability management in AIG Parent's domestic life and property casualty insurance companies.

Financing Agreements

On January 1, 2015, the Company and certain of its affiliates entered into a revolving loan facility with AIG Parent, in which the Company and each such affiliate can borrow monies from AIG Parent subject to certain terms and conditions. Principal amounts borrowed under this facility may be repaid and re-borrowed, in whole or in part, from time to time, without penalty. However, the total aggregate amount of loans borrowed by all borrowers under the facility cannot exceed $500 million. The loan facility also sets forth individual borrowing limits for each borrower, with the Company's maximum borrowing limit being $500 million.

At both December 31, 2018 and 2017, the Company did not have notes payable balance outstanding under this facility.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Investments in Subsidiary, Controlled and Affiliated

The following table presents information regarding the Company's investments in non-insurance SCA entities as of December 31, 2018:

                                                   Gross  Non-admitted Admitted Asset
(in millions)                                      Amount    Amount        Amount     Date of NAIC Filing
-------------                                      ------ ------------ -------------- -------------------
AIG Inc........................................... $    4     $ --          $  4             7/27/2018
AIG Direct - SER B................................      3        3            --                    NA
AIG Direct - SER A................................      3        3            --                    NA
AIG Direct - NON VOTING...........................      1        1            --                    NA
UG Corp COM.......................................      2        2            --                    NA
AGL Assignment Co LLC.............................      5        5            --                    NA
AGLIC INVESTMENTS BERMUDA LTD.....................    105       --           105        Not Applicable
AIG Home Loan 2, LLC..............................     80       --            80        Not Applicable
SunAmerica Affordable Housing LLC.................    682       --           682        Not Applicable
SunAmerica Asset Management LLC...................    123      123            --        Not Applicable
Selkirk No. 1 Investments.........................     13       --            13        Not Applicable
Selkirk No. 3A Investments........................      5       --             5        Not Applicable
                                                   ------     ----          ----
Total............................................. $1,026     $137          $889
                                                   ======     ====          ====

Operating Agreements

The Company's short-term investments included investments in a Liquidity Pool, which are funds managed by an affiliate, AIG Capital Management Corporation, in the amount of $261 million and $215 million at December 31, 2018 and 2017, respectively.

Pursuant to service and expense agreements, AIG and affiliates provide, or cause to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. In all cases, billed amounts pursuant to these agreements do not exceed the cost to AIG or the affiliate providing the service. The Company was charged $97 million and $86 million, as part of the cost sharing expenses attributed to the Company but incurred by AIG and affiliates in 2018 and 2017, respectively. The Company is also party to several other service and/or cost sharing agreements with its affiliates. The Company was charged $106 million, $114 million and $109 million under such agreements for expenses attributed to the Company but incurred by affiliates in 2018, 2017 and 2016, respectively.

Pursuant to an amended and restated investment advisory agreement, the majority of the Company's invested assets are managed by an affiliate. The investment management fees incurred were $104 million in 2018 and $103 million in 2017 and 2016, respectively.

The majority of the Company's Swap agreements are entered into with an affiliated counterparty, AIG Markets, Inc. (See Note 7).

Other

The Company engages in structured settlement transactions, certain of which involve affiliated property and casualty insurance companies that are subsidiaries of AIG Parent. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity issued by the Company for the ultimate benefit of the claimant. In certain structured settlement arrangements, the affiliated property and casualty insurance company remains contingently liable for the payments to the claimant.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

22. SUBSEQUENT EVENTS

Management considers events or transactions that occur after the reporting date, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. The Company has evaluated subsequent events through April 22, 2019, the date the financial statements were issued.

In January 2019, AGL and several of its U.S. insurance company affiliates established AIGGRE U.S. Real Estate Fund III, LP ("U.S. Fund III"), a real estate investment fund managed by AIGGRE. At the closing of U.S. Fund III on January 2, 2019, the Company made a capital commitment to the fund of up to $655 million, which represents approximately 43.7% equity interests in the fund. In connection with the closing of U.S. Fund III, the Company contributed to the fund its interests in certain real estate equity investments with an aggregate fair value of approximately $142.5 million and received a cash payment of approximately $39 million. The Company's unfunded capital commitment to U.S. Fund III at January 2, 2019 upon the closing of U.S. Fund III was approximately $551.4 million.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

23. LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS AND STRUCTURED NOTES
HOLDINGS

LBaSS

The following table presents the LBaSS held by the Company at December 31, 2018 for which it had recognized non-interest related OTTI subsequent to the adoption of SSAP 43R:

(in thousands)
                 Amortized
                   Cost     Present                                    Date of
                  Before   Value of                                   Financial
                  Current  Projected            Amortized  Fair Value Statement
                  Period     Cash    Recognized Cost After at Time of   Where
CUSIP              OTTI      Flows      OTTI       OTTI       OTTI    Reported
-----            --------- --------- ---------- ---------- ---------- ----------
02660LAB6....... $  8,229  $  7,963    $  266    $  7,963   $  7,428  03/31/2018
75114NAA2.......    5,616     5,421       195       5,421      5,127  03/31/2018
17307G2Z0.......    3,252     3,212        40       3,212      3,133  03/31/2018
02660KAA0.......   15,540    14,921       619      14,921     14,648  03/31/2018
94985JBP4.......    1,979     1,880        99       1,880      1,816  03/31/2018
02147HAD4.......    7,479     7,213       266       7,213      7,069  03/31/2018
761118WQ7.......    8,639     8,277       362       8,277      7,559  03/31/2018
02147HAF9.......    3,920     3,855        65       3,855      3,808  03/31/2018
93934FNJ7.......   20,785    20,473       312      20,473     18,745  03/31/2018
59020UZ57.......   15,154    15,056        98      15,056     14,702  03/31/2018
43710EAD2.......    4,554     4,450       104       4,450      4,307  03/31/2018
12498FAC4.......       94        --        94          --         48  03/31/2018
94979XAD9.......      157        62        95          62          5  03/31/2018
74160MCZ3.......      223       217         6         217        218  03/31/2018
05946XMG5.......      602       273       329         273        386  03/31/2018
74160MEH1.......    1,086     1,026        60       1,026      1,077  03/31/2018
026930AA5.......    4,542     4,493        49       4,493      4,394  03/31/2018
43709XAF8.......    8,552     8,174       378       8,174      8,087  03/31/2018
466247KL6.......      506       292       214         292        481  03/31/2018
25702@AA4.......    1,499       898       601         898        898  03/31/2018
25702@AB2.......    1,499       898       601         898        898  03/31/2018
76110WLB0.......      890       708       182         708        888  03/31/2018
                 --------  --------    ------    --------   --------
Quarterly Total  $114,797  $109,762    $5,035    $109,762   $105,722
                 ========  ========    ======    ========   ========
25702@AA4....... $  1,996  $  1,804    $  192    $  1,804   $  1,795  06/30/2018
25702@AB2.......    1,996     1,804       192       1,804      1,795  06/30/2018
007036UQ7.......    8,853     8,520       333       8,520      7,884  06/30/2018
32051GPM1.......    6,874     6,704       170       6,704      6,658  06/30/2018
94983KAA7.......   38,051    37,984        67      37,984     37,386  06/30/2018
32051GJ55.......    2,606     2,587        19       2,587      2,596  06/30/2018
02147HAC6.......    2,718     2,684        34       2,684      2,703  06/30/2018
69371VBH9.......    1,369     1,318        51       1,318      1,360  06/30/2018
12489WQX5.......   16,318    16,260        58      16,260     16,092  06/30/2018
466247PE7.......    7,410     7,375        35       7,375      7,313  06/30/2018
36298NBA1.......    5,702     5,175       527       5,175      5,620  06/30/2018
617451CZ0.......      186        --       186          --        148  06/30/2018
                 --------  --------    ------    --------   --------
Quarterly Total  $ 94,079  $ 92,215    $1,864    $ 92,215   $ 91,350
                 ========  ========    ======    ========   ========
92922F3L0....... $ 31,808  $ 29,215    $2,593    $ 29,215   $ 30,712  09/30/2018
264407AA5.......   39,067    35,474     3,593      35,474     33,995  09/30/2018
45660L6N4.......   21,021    20,763       258      20,763     19,245  09/30/2018
92925VAF7.......   11,068    10,637       431      10,637     11,047  09/30/2018
93364FAD3.......   11,844    11,484       360      11,484     11,233  09/30/2018
68384CAB2.......   32,305    31,916       389      31,916     31,753  09/30/2018
939355AD5.......   25,805    25,601       204      25,601     25,620  09/30/2018
152314DP2.......    5,999     5,823       176       5,823      5,964  09/30/2018
                 --------  --------    ------    --------   --------

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

(in thousands)
                 Amortized
                   Cost     Present                                    Date of
                  Before   Value of                                   Financial
                  Current  Projected            Amortized  Fair Value Statement
                  Period     Cash    Recognized Cost After at Time of   Where
CUSIP              OTTI      Flows      OTTI       OTTI       OTTI    Reported
-----            --------- --------- ---------- ---------- ---------- ----------
92990GAA1....... $  6,416  $  6,342   $    74    $  6,342   $  6,254  09/30/2018
59020UFA8.......    1,720     1,643        77       1,643      1,533  09/30/2018
126671Z74.......      493       491         2         491        479  09/30/2018
466247KL6.......      317       170       147         170        248  09/30/2018
12669E2X3.......    1,778     1,767        11       1,767      1,689  09/30/2018
073868AA9.......    2,338     2,238       100       2,238      2,331  09/30/2018
04542BGW6.......      561       560         1         560        543  09/30/2018
12489WHZ0.......      599       598         1         598        576  09/30/2018
31359UPW9.......      916       791       125         791        740  09/30/2018
939336ZV8.......      650       591        59         591        649  09/30/2018
92922FEC8.......    1,677     1,669         8       1,669      1,647  09/30/2018
161546HD1.......    1,653     1,651         2       1,651      1,638  09/30/2018
939336C92.......      870       866         4         866        863  09/30/2018
94981XAF0.......      913       912         1         912        839  09/30/2018
94979XAC1.......      433       430         3         430        354  09/30/2018
43739EBC0.......    1,986     1,981         5       1,981      1,871  09/30/2018
45254NJN8.......      378       376         2         376        365  09/30/2018
03072SNF8.......    1,940     1,939         1       1,939      1,896  09/30/2018
12669FTC7.......    2,531     2,153       378       2,153      2,387  09/30/2018
466247BG7.......      112       101        11         101        106  09/30/2018
03072SKS3.......      634       633         1         633        620  09/30/2018
5899297K8.......    8,054     8,053         1       8,053      7,993  09/30/2018
35729PPX2.......    9,797     9,747        50       9,747      9,796  09/30/2018
94984MAB0.......    2,201     2,187        14       2,187      2,183  09/30/2018
94979UAL7.......    1,593     1,585         8       1,585      1,336  09/30/2018
94980PAL5.......      385       385        --         385        365  09/30/2018
12652CBB4.......   12,814    12,796        18      12,796     12,120  09/30/2018
12652CBC2.......    4,406     4,392        14       4,392      4,263  09/30/2018
126694PP7.......    6,295     6,228        67       6,228      6,216  09/30/2018
22541QQK1.......      896       710       186         710        767  09/30/2018
76110WVJ2.......    6,681     5,899       782       5,899      6,101  09/30/2018
949769AJ2.......      550       550        --         550        519  09/30/2018
466247DF7.......    1,619     1,610         9       1,610      1,603  09/30/2018
32027NGD7.......      808       806         2         806        796  09/30/2018
45254NJP3.......      180       180        --         180        173  09/30/2018
05948XTP6.......      292       240        52         240        280  09/30/2018
81746VCD0.......    5,271     5,253        18       5,253      5,184  09/30/2018
65535VMW5.......      156       156        --         156        156  09/30/2018
36228FZA7.......    1,077     1,071         6       1,071      1,077  09/30/2018
059511AQ8.......   70,956    62,300     8,656      62,300     63,781  09/30/2018
94974SAF0.......    1,202     1,197         5       1,197      1,185  09/30/2018
92922FEC8.......      667       664         3         664        655  09/30/2018
949802AC6.......      408       407         1         407        388  09/30/2018
94981DAP2.......      746       743         3         743        666  09/30/2018
43739EBD8.......      868       864         4         864        771  09/30/2018
466247GH0.......    1,141     1,139         2       1,139        999  09/30/2018
                 --------  --------   -------    --------   --------
Quarterly Total  $346,895  $327,977   $18,918    $327,977   $326,570
                 ========  ========   =======    ========   ========
88522NAA1....... $  8,588  $  8,448   $   140    $  8,448   $  8,323  12/31/2018
125439AA7.......   11,318    11,252        66      11,252     11,047  12/31/2018
07401EAE9.......   56,776    56,568       208      56,568     54,818  12/31/2018
94986QAA1.......   61,577    61,099       478      61,099     59,211  12/31/2018
17308FAA7.......    8,512     8,447        65       8,447      8,440  12/31/2018
45670BAL3.......   31,586    31,353       233      31,353     30,293  12/31/2018
02148BAA2.......   30,980    30,868       112      30,868     30,489  12/31/2018
                 --------  --------   -------    --------   --------

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


(in thousands)
                 Amortized
                   Cost                                                       Date of
                  Before                                                     Financial
                  Current  Present Value of            Amortized  Fair Value Statement
                  Period    Projected Cash  Recognized Cost After at Time of   Where
CUSIP              OTTI         Flows          OTTI       OTTI       OTTI    Reported
-----            --------- ---------------- ---------- ---------- ---------- ----------
92926UAF8....... $ 50,362  $        49,329   $ 1,033    $ 49,329   $ 49,459  12/31/2018
61748HLA7.......   20,943           20,289       654      20,289     19,045  12/31/2018
02660LAF7.......  249,880          248,330     1,550     248,330    245,826  12/31/2018
61745M4M2.......   31,210           30,827       383      30,827     30,029  12/31/2018
12628LAE0.......   16,163           15,997       166      15,997     15,030  12/31/2018
362290AM0.......    1,102            1,030        72       1,030      1,086  12/31/2018
12668BKA0.......   15,547           15,485        62      15,485     15,490  12/31/2018
65539CAW6.......   47,629           47,485       144      47,485     47,115  12/31/2018
61748HJY8.......    4,532            4,386       146       4,386      4,452  12/31/2018
94984GAD9.......    4,915            4,878        37       4,878      4,822  12/31/2018
07384YPN0.......    2,675            2,543       132       2,543      2,269  12/31/2018
17025TAR2.......    2,382            2,341        41       2,341      2,336  12/31/2018
59020UAY1.......    1,061            1,059         2       1,059        909  12/31/2018
94986DAA0.......    4,058            4,032        26       4,032      3,972  12/31/2018
949808BD0.......    4,133            4,111        22       4,111      3,875  12/31/2018
466247BE2.......    1,533            1,525         8       1,525      1,423  12/31/2018
5899296T0.......      438              436         2         436        366  12/31/2018
466247EC3.......    2,316            2,289        27       2,289      1,992  12/31/2018
12669DPR3.......      877              819        58         819        786  12/31/2018
45254NEJ2.......    1,403            1,397         6       1,397      1,384  12/31/2018
466247CP6.......    4,236            4,176        60       4,176      4,102  12/31/2018
92977TAE2.......    2,530            2,526         4       2,526      2,477  12/31/2018
05952GAE1.......   13,321           12,793       528      12,793     13,296  12/31/2018
36185NG87.......      230              228         2         228        209  12/31/2018
040104SN2.......    3,216            3,206        10       3,206      3,122  12/31/2018
07386HJT9.......    3,750            3,738        12       3,738      3,736  12/31/2018
93934FGB2.......    5,015            5,014         1       5,014      5,013  12/31/2018
65535VPY8.......   10,380            7,952     2,428       7,952     10,373  12/31/2018
362348AS3.......    4,836            4,478       358       4,478      4,834  12/31/2018
88156EAD8.......    6,809            6,539       270       6,539      6,713  12/31/2018
655378AH0.......   12,173           11,700       473      11,700     11,996  12/31/2018
073879BB3.......    1,945            1,559       386       1,559      1,595  12/31/2018
466247WT6.......    8,393            8,375        18       8,375      8,349  12/31/2018
94983JAG7.......    7,771            7,582       189       7,582      7,674  12/31/2018
12559QAG7.......   78,613           77,943       670      77,943     75,565  12/31/2018
46630GBD6.......   11,258           11,219        39      11,219     10,978  12/31/2018
94983TAE0.......    6,089            6,033        56       6,033      5,979  12/31/2018
94979UAM5.......      896              742       154         742        518  12/31/2018
74160MGT3.......    1,446              798       648         798      1,338  12/31/2018
94983YAK5.......    2,233            2,204        29       2,204      2,227  12/31/2018
073852AB1.......    9,012            6,054     2,958       6,054      8,882  12/31/2018
126694JS8.......    2,700            2,685        15       2,685      2,698  12/31/2018
12667FM77.......    7,980            7,939        41       7,939      7,853  12/31/2018
12667FUZ6.......    4,010            3,975        35       3,975      3,997  12/31/2018
693680BG4.......    1,865            1,851        14       1,851      1,749  12/31/2018
07384YPN0.......    1,824            1,733        91       1,733      1,543  12/31/2018
466247GJ6.......    2,702            2,528       174       2,528      2,084  12/31/2018
25702@AA4.......    3,540              898     2,642         898        898  12/31/2018
25702@AB2.......    3,540              898     2,642         898        898  12/31/2018
                 --------  ---------------   -------    --------   --------
Quarterly Total  $894,809  $       873,989   $20,820    $873,989   $864,983
                 ========  ===============   =======    ========   ========
                            Year-end total   $46,637
                                             =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Structured Notes

The following table presents the structured notes held by the Company at December 31, 2018:

             (in thousands)
                                                    Book/Adjusted
             CUSIP           Actual Cost Fair Value Carrying Value
             -----           ----------- ---------- --------------
               03350FAA4....   $ 2,601    $ 2,303      $ 2,600
               039483BC5....    24,278     26,529       24,007
               054536AC1....       400        394          400
               05565AAB9....    15,941     16,320       15,943
               05954TAJ0....    10,430     10,154       10,031
               05968DAA8....    18,500     19,425       18,500
               06051GGG8....    19,082     18,260       19,080
               06051GGM5....     3,632      3,510        3,634
               06051GGR4....    12,178     11,854       12,195
               06051GHA0....    98,682     93,525       98,723
               06051GHD4....     3,133      2,946        3,134
               064058AB6....    20,000     17,219       20,000
               06738CAG4....    53,546     87,098       54,528
               06738EBD6....    13,962     13,498       13,964
               111021AE1....    42,445     50,042       40,630
               13643EAA3....     5,344      5,576        5,165
               172967LJ8....    12,184     10,910       12,176
               172967LS8....    43,000     40,101       43,000
               172967LU3....    20,000     17,865       20,000
               21987DAB0....     1,498      1,496        1,498
               225401AF5....    16,005     15,118       16,013
               23311PAA8....     6,892      6,227        6,894
               25156PAC7....    77,328     86,455       75,639
               35177PAL1....    66,489     70,209       62,371
               38141GWV2....     7,000      6,535        7,000
               38148YAA6....    12,847     12,320       12,868
               404280BK4....     7,174      7,128        7,170
               404280BT5....     5,069      4,956        5,066
               46625HRY8....     1,423      1,427        1,423
               46647PAF3....     1,983      1,993        1,985
               46647PAJ5....     4,000      3,633        4,000
               46647PAK2....    29,000     25,954       29,000
               46647PAL0....    63,570     57,978       63,586
               46647PAN6....    17,805     17,541       17,817
               539439AQ2....    25,000     22,238       25,000
               59156RAP3....       443        451          443
               59156RBF4....    17,031     17,742       17,536
               60687YAT6....    22,758     23,229       22,760
               61744YAK4....     1,901      1,891        1,905
               61744YAP3....    23,058     22,833       23,092
               636792AB9....    10,500     10,430       10,500
               693475AK1....     6,399      6,503        6,399
               726503AE5....     5,521      4,791        5,523
               744320AM4....    13,299     13,025       13,301
               780097AH4....    20,289     50,982       22,798
               780097BG5....    24,000     22,909       24,000
               80281LAG0....     1,800      1,627        1,800
               80928HAA1....    11,280     11,196       11,280
               82669GAS3....    27,600     28,177       27,600
                               -------    -------      -------

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

             (in thousands)
                                                    Book/Adjusted
             CUSIP           Actual Cost Fair Value Carrying Value
             -----           ----------- ---------- --------------
               853254BM1....  $  2,765   $    2,737    $  2,765
               912810FH6....     1,013        1,409       1,206
               984121CQ4....     3,132        3,166       3,134
               98417EAR1....    22,025       19,338      21,978
               98417EAT7....     3,396        3,489       3,449
               G2214RAE1....     2,214        2,153       2,180
               M88269TJ0....     3,052        1,069       1,306
                              --------   ----------    --------
               Total          $985,897   $1,037,884    $979,995
                              ========   ==========    ========

None of the structured notes held by the Company are defined as a Mortgage-Referenced Security by the IAO.

                           Supplemental Information

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

                                                                             December 31,
(in millions)                                                                    2018
-------------                                                                ------------
Investment income earned:
   Government bonds.........................................................   $    55
   Bonds exempt from U.S. tax...............................................        --
   Other bonds (unaffiliated)...............................................     4,843
   Bonds of affiliates......................................................        (2)
   Preferred stocks (unaffiliated)..........................................        13
   Common stocks (unaffiliated).............................................         5
   Common stocks of affiliates..............................................        --
   Cash and short-term investments..........................................        29
   Mortgage loans...........................................................       801
   Real estate..............................................................        50
   Contract loans...........................................................        82
   Other invested assets....................................................       395
   Derivative instruments...................................................       210
   Miscellaneous income.....................................................         7
                                                                               -------
Gross investment income.....................................................   $ 6,488
                                                                               =======
Real estate owned - book value less encumbrances............................   $   197
                                                                               =======
Mortgage loans - book value:
   Commercial mortgages.....................................................   $17,325
   Residential mortgages....................................................     1,661
   Mezzanine loans..........................................................       114
                                                                               -------
Total mortgage loans........................................................   $19,100
                                                                               =======
Mortgage loans by standing - book value:
   Good standing............................................................   $18,930
   Good standing with restructured terms....................................       169
   Interest overdue more than 90 days, not in foreclosure...................         1
                                                                               -------
Total mortgage loans........................................................   $19,100
                                                                               =======
Partnerships - statement value..............................................   $ 4,224
                                                                               =======
Bonds and stocks of parents, subsidiaries and affiliates - statement value:
   Bonds....................................................................   $    --
   Common stocks............................................................       123
                                                                               =======
Bonds and short-term investments by class and maturity:
   Bonds and short-term investments by maturity - statement value:
       Due within one year or less..........................................   $ 6,685
       Over 1 year through 5 years..........................................    24,267
       Over 5 years through 10 years........................................    22,732
       Over 10 years through 20 years.......................................    14,716
       Over 20 years........................................................    26,613
                                                                               -------
   Total maturity...........................................................   $95,013
                                                                               =======
   Bonds and short-term investments by class - statement value:
       Class 1..............................................................   $54,946
       Class 2..............................................................    34,005
       Class 3..............................................................     3,043
       Class 4..............................................................     2,153
       Class 5..............................................................       711
       Class 6..............................................................       155
                                                                               -------
   Total by class...........................................................   $95,013
                                                                               =======
   Total bonds and short-term investments publicly traded...................   $59,010
   Total bonds and short-term investments privately placed..................    36,003
                                                                               =======
   Preferred stocks - statement value.......................................   $   303
   Common stocks - market value.............................................       326
   Short-term investments - book value......................................       319
   Options, caps and floors owned - statement value.........................       478
   Collar, swap and forward agreements open - statement value...............       959
   Futures contracts open - current value...................................       (12)
   Cash on deposit..........................................................     1,102
                                                                               =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES (Continued)

                                                                 December 31,
   (in millions)                                                     2018
   -------------                                                 ------------
   Life insurance in-force:
      Industrial................................................  $      808
      Ordinary..................................................      74,696
      Group.....................................................       4,317
   Amount of accidental death insurance in-force under ordinary
     policies...................................................   5,342,532
   Life insurance policies with disability provisions in-force:
      Industrial................................................         217
      Ordinary..................................................      35,918
      Group life................................................          41
   Supplementary contracts in-force:
      Ordinary - not involving life contingencies:
          Amount on deposit.....................................         798
          Income payable........................................          97
      Ordinary - involving life contingencies:
          Amount on deposit.....................................         229
          Income payable........................................          77
      Group - not involving life contingencies:
          Amount on deposit.....................................           2
                                                                  ==========
   Annuities:
      Ordinary:
          Immediate - amount of income payable..................  $    1,366
          Deferred, fully paid - account balance................      47,341
          Deferred, not fully paid - account balance............      29,333
      Group:
          Amount of income payable..............................         394
          Fully paid - account balance..........................         636
          Not fully paid - account balance......................      20,347
                                                                  ==========
   Accident and health insurance - premiums in-force:
      Other.....................................................  $      105
      Group.....................................................           2
      Credit....................................................          --
                                                                  ==========
   Deposit funds and dividend accumulations:
      Deposit funds - account balance...........................  $    6,514
      Dividend accumulations - account balance..................         591
                                                                  ==========
   Claim payments in 2018:
      Group accident & health:
          2018..................................................  $      146
          2017..................................................       3,611
          2016..................................................       2,896
          2015..................................................       1,669
          2014..................................................         558
          Prior.................................................       7,157
      Other accident & health:
          2018..................................................     (22,664)
          2017..................................................     (12,607)
          2016..................................................      (7,122)
          2015..................................................      (2,914)
          2014..................................................      (2,047)
          Prior.................................................      (4,627)
                                                                  ==========

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2018
(in millions)

1. The Company's total admitted assets as of December 31, 2018 are $176.8 billion.

The Company's total admitted assets, excluding separate accounts, as of December 31, 2018 are $127.2 billion.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the IAO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans:

                                                                  Percentage
                                                                   of Total
                                                                   Admitted
              Issuer            Description of Exposure    Amount   Assets
   -   ---------------------- ---------------------------- ------ ----------
   a.  Ambrose 2013-5         BONDS                        $1,230    1.00%
   b.  Ambrose 2013-3         BONDS                         1,122    0.90
   c.  L Street II LLC        BONDS                           958    0.80
   d.  JPMORGAN               BONDS                           866    0.70
   e.  Ambrose 2013-2         BONDS                           816    0.60
   f.  SUNAMERICA INVESTMENT
         INC.                 OIA PSA                         683    0.50
   g.  MORGAN STANLEY         BONDS                           638    0.50
   h.  WELLS FARGO            BONDS                           601    0.50
   i.  CITIGROUP              BONDS                           598    0.50
   j.  Varagon                BONDS/OTHER INVESTED ASSETS     598    0.50

3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

           Bonds and Short-Term Investments        Preferred Stocks
           --------------------------------   -------------------------
                                  Percentage                  Percentage
                                   of Total                    of Total
                                   Admitted     NAIC           Admitted
           NAIC Rating   Amount     Assets     Rating  Amount   Assets
           -----------   -------  ----------  -------- ------ ----------
            NAIC - 1.... $54,946    43.20%    P/RP - 1  $107     0.10%
            NAIC - 2....  34,005    26.70     P/RP - 2   113     0.10
            NAIC - 3....   3,043     2.40     P/RP - 3    --       --
            NAIC - 4....   2,153     1.70     P/RP - 4    --       --
            NAIC - 5....     711     0.60     P/RP - 5    83     0.10
            NAIC - 6....     155     0.10     P/RP - 6    --       --

4. Assets held in foreign investments:

                                                                              Percentage
                                                                              of Total
                                                                              Admitted
                                                                     Amount    Assets
                                                                     -------- ----------
a.  Total admitted assets held in foreign investments............... $26,697   21.00%
b.  Foreign currency denominated investments........................   7,038     5.50
c.  Insurance liabilities denominated in that same foreign currency.      --       --

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                          Percentage
                                                          of Total
                                                          Admitted
                                                 Amount    Assets
                                                 -------- ----------
          a.  Countries rated NAIC - 1.......... $23,446   18.40%
          b.  Countries rated NAIC - 2..........   2,130     1.70
          c.  Countries rated NAIC - 3 or below.   1,120     0.90

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                            Percentage
                                                             of Total
                                                             Admitted
                                                     Amount   Assets
                                                     ------ ----------
          a.   Countries rated NAIC - 1
                  Country 1: United Kingdom          $7,799    6.10%
                  Country 2: Australia                2,014    1.60
          b.   Countries rated NAIC - 2
                  Country 1: Mexico                     483    0.40
                  Country 2: Colombia                   276    0.20
          c.   Countries rated NAIC - 3 or below
                  Country 1: Brazil                     456    0.40
                  Country 2: Guernsey, States of        153    0.10

7. Aggregate unhedged foreign currency exposure:

                                                             Percentage
                                                              of Total
                                                              Admitted
                                                      Amount   Assets
                                                      ------ ----------
        Aggregate unhedged foreign currency exposure. $7,038    5.50%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                          Percentage
                                                           of Total
                                                           Admitted
                                                  Amount    Assets
                                                  ------- ----------
           a.  Countries rated NAIC - 1           $6,971     5.50%
           b.  Countries rated NAIC - 2                5       --
           c.  Countries rated NAIC - 3 or below      61       --

9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                            Percentage
                                                             of Total
                                                             Admitted
                                                     Amount   Assets
                                                     ------ ----------
          a.   Countries rated NAIC - 1
                  Country 1: United Kingdom          $3,890    3.10%
                  Country 2: Ireland                    979    0.80
          b.   Countries rated NAIC - 2
                  Country 1: Peru                         3      --
                  Country 2: Mexico                       2      --
          c.   Countries rated NAIC - 3 or below
                  Country 1: Guernsey, States of         51      --
                  Country 2: Turkey                       5      --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

10. Ten largest non-sovereign (i.e. non-governmental) foreign issues:

                                                                                      Percentage
                                                                                       of Total
                                                                                       Admitted
                                                                  NAIC Rating  Amount   Assets
                                                                  -----------  ------ ----------
                                                                  COMMERCIAL
                                                                  MORTGAGE
a.  BAILEY ACQUISITIONS LIMITED.................................. LOAN          $373     0.30%
b.  Intrepid Mines Limited....................................... NAIC 1         340     0.30
                                                                  COMMERCIAL
                                                                  MORTGAGE
c.  DK Resi Holdco I ApS......................................... LOAN           307     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
d.  Downing Students (Exeter) Limited Partnership Incorporated... LOAN           282     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
e.  GS LONDON PORTFOLIO II UNIT TRUST............................ LOAN           264     0.20
f.  AstraZeneca PLC.............................................. NAIC 1         253     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
g.  Atlantic Estates Limited..................................... LOAN           253     0.20
h.  Anheuser-Busch InBev Worldwide Inc........................... NAIC 1         249     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
i.  The Blanchardstown Fund, a sub fund of BRE Ireland Retail Fu. LOAN           245     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
j.  Divanyx Investments Limited.................................. LOAN           243     0.20

11. Assets held in Canadian investments are less than 2.5% of the reporting entity's total admitted assets.

12. Assets held in investments with contractual sales restrictions are less than 2.5 percent of the Company's total admitted assets.

13. The Company's admitted assets held in the ten largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1) are:

                                                             Percentage
                                                              of Total
                                                              Admitted
                                                      Amount   Assets
                                                      ------ ----------
         a.  SUNAMERICA AFFORDABLE HOUSING LLC.......  $683     0.50%
         b.  AIGGRE U.S. Real Estate Fund II LP......   445     0.30
         c.  FEDERAL HOME LOAN BANK OF DALLAS........   138     0.10
         d.  Metropark Investor LLC..................   133     0.10
         e.  Marina..................................   128     0.10
         f.  AIGGRE U.S. Real Estate Fund I LP.......   113     0.10
         g.  Think Investments Fund LP...............   103     0.10
         h.  CENTAUR FUNDING CORPORATION.............   102     0.10
         i.  CADIAN FUND LP..........................    93     0.10
         j.  AIGGRE Europe Real Estate Fund I S.C.SP.    90     0.10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2018
(in millions)

14. Assets held in nonaffiliated, privately placed equities:

                                                                                        Percentage
                                                                                         of Total
                                                                                         Admitted
                                                                                 Amount   Assets
                                                                                 ------ ----------
Aggregate statement value of investment held in nonaffiliated, privately placed
  equities:..................................................................... $2,398    1.90%
Largest three investments held in nonaffiliated, privately placed equities:
a.   Marina..................................................................... $  128    0.10
b.   Think Investments Fund LP..................................................    103    0.10
c.   CADIAN FUND LP.............................................................     93    0.10

15. Assets held in general partnership interests are less than 2.5 percent of the Company's total admitted assets.

16. Mortgage loans reported in Schedule B, include the following ten largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

                                                                 Percentage
                                                                  of Total
                                                                  Admitted
                                                          Amount   Assets
                                                          ------ ----------
     a.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002341, NY    $366     0.30%
     b.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555094, GBR    328     0.30
     c.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555147, DK     294     0.20
     d.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555143, GBR    266     0.20
     e.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002507, NY     258     0.20
     f.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555161, GBR    255     0.20
     g.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555093, IR     247     0.20
     h.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002372, NY     221     0.20
     i.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555138, GBR    219     0.20
     j.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002457, NY     214     0.20

Amount and percentage of the reporting entity's total admitted assets held in the following categories of mortgage loans:

                                                               Percentage
                                                                of Total
                                                                Admitted
                                                        Amount   Assets
                                                        ------ ----------
      a.  Construction loans                             $235     0.20%
      b.  Mortgage loans over 90 days past due             --       --
      c.  Mortgage loans in the process of foreclosure     --       --
      d.  Mortgage loans foreclosed                        --       --
      e.  Restructured mortgage loans                     169     0.10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

17. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

                        Residential        Commercial       Agricultural
                     ----------------  -----------------  ----------------
                            Percentage         Percentage        Percentage
                             of Total           of Total          of Total
                             Admitted           Admitted          Admitted
     Loan-to-Value   Amount   Assets   Amount    Assets   Amount   Assets
     -------------   ------ ---------- ------- ---------- ------ ----------
     a.  above 95%..  $ --       --%   $     6      --%    $--       --%
     b.  91% to 95%.    11       --         --      --      --       --
     c.  81% to 90%.   512     0.40         84    0.10      --       --
     d.  71% to 80%.   694     0.50        513    0.40      --       --
     e.  below 70%..   443     0.30     16,665   13.10      --       --

18. Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A are less than
2.5 percent of the Company's total admitted assets.

19. Assets held in mezzanine real estate loans are less than 2.5 percent of the Company's total admitted assets.

20. The Company's total admitted assets subject to the following types of agreements as of the following dates:

                                                                 Unaudited At End of Each Quarter
                                                                 --------------------------------
                                                                   1st        2nd        3rd
                                                  At Year-End    Quarter    Quarter    Quarter
                                               ----------------  -------    -------    -------
                                                      Percentage
                                                       of Total
                                                       Admitted
                                               Amount   Assets   Amount     Amount     Amount
                                               ------ ---------- -------    -------    -------
a.  Securities lending (do not include assets.
    held as collateral for such transactions).  $447     0.40%   $2,245     $1,254      $717
b.  Repurchase agreements.....................   129     0.10       128        110       242
c.  Reverse repurchase agreements.............    --       --        --         --        --
d.  Dollar repurchase agreements..............    --       --        --         --        --
e.  Dollar reverse repurchase agreements......    --       --        --         --        --

21. The Company's potential exposure to warrants not attached to other financial instruments, options, caps, and floors:

                                        Owned            Written
                                  ----------------  ----------------
                                         Percentage        Percentage
                                          of Total          of Total
                                          Admitted          Admitted
                                  Amount   Assets   Amount   Assets
                                  ------ ---------- ------ ----------
           a.  Hedging...........  $--       --%     $--       --%
           b.  Income generation.   --       --       --       --
           c.  Other.............   --       --       --       --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

22. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards as of the following dates:

                                                 Unaudited At End of Each Quarter
                                                 --------------------------------
                                                   1st        2nd        3rd
                                  At Year-End    Quarter    Quarter    Quarter
                               ----------------  -------    -------    -------
                                      Percentage
                                       of Total
                                       Admitted
                               Amount   Assets   Amount     Amount     Amount
                               ------ ---------- -------    -------    -------
        a.  Hedging...........  $461     0.40%    $447       $425       $415
        b.  Income generation.    --       --       --         --         --
        c.  Replications......    --       --       --         --         --
        d.  Other.............    --       --       --         --         --

23. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts as of the following dates:

                                                 Unaudited At End of Each Quarter
                                                 --------------------------------
                                                   1st        2nd        3rd
                                  At Year-End    Quarter    Quarter    Quarter
                               ----------------  -------    -------    -------
                                      Percentage
                                       of Total
                                       Admitted
                               Amount   Assets   Amount     Amount     Amount
                               ------ ---------- -------    -------    -------
        a.  Hedging...........  $--       --%     $167       $146        $--
        b.  Income generation.   --       --        --         --         --
        c.  Replications......   --       --        --         --         --
        d.  Other.............   --       --        --         --         --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2018

                                                                       Gross Investment  Admitted Assets as Reported in the Annual
                                                                           Holdings                    Statement
(in millions)                                                         -----------------  ----------------------------------------
                                                                                                  Securities
                                                                                                   Lending
                                                                                                  Reinvested
                                                                                                  Collateral  Total
Investment Categories                                                 Amount  Percentage Amount     Amount    Amount   Percentage
---------------------                                                 ------- ---------- -------  ----------  -------  ----------
Bonds:
   U.S. treasury securities.......................................... $   729     0.6%   $   729     $--      $   729      0.6%
   U.S. government agency obligations (excluding mortgage-
     backed securities):
       Issued by U.S. government agencies............................      --      --         --      --           --       --
       Issued by U.S. government sponsored agencies..................     219     0.2        219      --          219      0.2

   Non-U.S. government (including Canada, excluding
     mortgage- backed securities)....................................   3,025     2.4      3,025      --        3,025      2.4

   Securities issued by states, territories and possessions and political subdivisions in the U.S.:
       States, territories and possessions general obligations.......     304     0.2        304      --          304      0.2
       Political subdivisions of states, territories and
         possessions and political subdivisions general
         obligations.................................................     331     0.3        331      --          331      0.3
       Revenue and assessment obligations............................   2,634     2.1      2,634      --        2,634      2.1
       Industrial development and similar obligations................      77     0.1         77      --           77      0.1

   Mortgage-backed securities (includes residential and
     commercial MBS):
       Pass-through securities:
          Issued or guaranteed by GNMA...............................      43      --         43      --           43       --
          Issued or guaranteed by FNMA and FHLMC.....................   2,357     1.9      2,357      --        2,357      1.9
              All other..............................................   3,468     2.8      3,468      --        3,468      2.8
       CMOs and REMICs:
          Issued or guaranteed by GNMA, FNMA, FHLMC
            or VA....................................................   4,407     3.6      4,407      --        4,407      3.6
          Issued by non-U.S. Government issuers and
            collateralized by mortgage-based securities
            issued or guaranteed by agencies shown in Line
            1.521....................................................      --      --         --      --           --       --
              All other..............................................   7,722     6.2      7,722      --        7,722      6.2

   Other debt and other fixed income securities (excluding short-
     term):
       Unaffiliated domestic securities (includes credit tenant
         loans and hybrid securities)................................  48,119    38.9     48,119      --       48,119     38.9
       Unaffiliated non-U.S. securities (including Canada)...........  21,258    17.2     21,258      --       21,258     17.2
       Affiliated securities.........................................      --      --         --      --           --       --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE (Continued)
DECEMBER 31, 2018

                                                                  Gross Investment   Admitted Assets as Reported in the Annual
                                                                      Holdings                      Statement
(in millions)                                                    ------------------  --------------------------------------
                                                                                                Securities
                                                                                                 Lending
                                                                                                Reinvested
                                                                                                Collateral  Total
Investment Categories                                             Amount  Percentage  Amount      Amount    Amount  Percentage
---------------------                                            -------- ---------- --------   ---------- -------- ----------
Equity interests:
   Investments in mutual funds.................................. $     41     --%    $     41      $ --    $     41     --%
   Preferred stocks:
       Affiliated...............................................       --     --           --        --          --     --
       Unaffiliated.............................................      303    0.2          303        --         303    0.2
   Publicly traded equity securities (excluding preferred
     stocks):
       Affiliated...............................................      109    0.1          109        --         109    0.1
       Unaffiliated.............................................      159    0.1          159        --         159    0.1
   Other equity securities:
       Affiliated...............................................       --     --           --        --          --     --
       Unaffiliated.............................................        3     --            3        --           3     --
   Other equity interests including tangible personal property under lease:
       Affiliated...............................................       --     --           --        --          --     --
       Unaffiliated.............................................       --     --           --        --          --     --
Mortgage loans:
   Construction and land development............................    1,224    1.0        1,224        --       1,224    1.0
   Agricultural.................................................       --     --           --        --          --     --
   Single family residential properties.........................    1,661    1.3        1,661        --       1,661    1.3
   Multifamily residential properties...........................    4,786    4.0        4,786        --       4,786    4.0
   Commercial loans.............................................   11,143    9.0       11,143        --      11,143    9.0
   Mezzanine real estate loans..................................      114    0.1          114        --         114    0.1
Real estate investments:
   Property occupied by company.................................       53     --           53        --          53     --
   Property held for production of income (includes
     $2 million of property acquired in satisfaction of
     debt)......................................................      111    0.1          111        --         111    0.1
   Property held for sale (includes $34 million of property
     acquired in satisfaction of debt)..........................       33     --           33        --          33     --
Contract loans..................................................    1,307    1.1        1,307        --       1,307    1.1
Derivatives.....................................................    1,635    1.3        1,635        --       1,635    1.3
Receivables for securities......................................      138    0.1          138        --         138    0.1
Securities lending reinvested collateral assets.................      352    0.3          352       XXX         XXX    XXX
Cash, cash equivalents and short-term investments...............    1,547    1.3        1,547       352       1,899    1.5
Other invested assets...........................................    4,246    3.4        4,246        --       4,246    3.4
                                                                 --------    ---     --------      ----    --------    ---
Total invested assets........................................... $123,658    100%    $123,658      $352    $123,658    100%
                                                                 ========    ===     ========      ====    ========    ===

                        American Home Assurance Company
                                An AIG Company

                               NAIC Code: 19380

                     Statutory Basis Financial Statements
                       As of December 31, 2018 and 2017
           and for the years ended December 31, 2018, 2017 and 2016

                                 [LOGO OF AIG]

                        American Home Assurance Company

                     Statutory Basis Financial Statements

  As of December 31, 2018 and 2017 and for the years ended December 31, 2018,
                                 2017 and 2016

                               Table of Contents

         Report of Independent Auditors                                                3
         Statements of Admitted Assets                                                 5
         Statements of Liabilities, Capital and Surplus                                6
         Statements of Operations and Changes in Capital and Surplus                   7
         Statements of Cash Flows                                                      8
Note 1   Organization and Summary of Significant Statutory Basis Accounting Policies   9
Note 2   Accounting Adjustments to Statutory Basis Financial Statements               22
Note 3   Investments                                                                  25
Note 4   Fair Value of Financial Instruments                                          29
Note 5   Reserves for Losses and Loss Adjustment Expenses                             31
Note 6   Related Party Transactions                                                   36
Note 7   Reinsurance                                                                  40
Note 8   Income Taxes                                                                 43
Note 9   Capital and Surplus and Dividend Restrictions                                52
Note 10  Contingencies                                                                52
Note 11  Other Significant Matters                                                    55
Note 12  Subsequent Events                                                            57

                        Report of Independent Auditors

To the Board of Directors of American Home Assurance Company:

We have audited the accompanying statutory financial statements of American Home Assurance Company (the "Company"), which comprise the statutory statements of admitted assets and liabilities, capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1B to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Notes 1B and 1D and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 1B.

Emphasis of Matter

As discussed in Notes 1, 5, 6 and 7 to the financial statements, the Company has entered into significant transactions with certain affiliated entities. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

New York, NY
April 22, 2019

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                         Statements of Admitted Assets

                                                                                     December 31, December 31,
                                                                                         2018         2017
                                                                                     ------------ ------------
Cash and invested assets:
   Bonds, primarily at amortized cost (fair value: 2018 - $14,935; 2017 - $15,831)     $14,534      $15,153
   Common stocks, at carrying value (cost: 2018 - $321; 2017 - $584)                       356          576
   Preferred stocks, at carrying value (cost: 2018 - $49; 2017 - $49)                       49           49
   Other invested assets (cost: 2018 - $2,982 ; 2017 - $3,504)                           3,003        3,901
   Mortgage loans                                                                        2,679        2,067
   Derivative instruments                                                                    5           --
   Short-term investments, at amortized cost (approximates fair value)                      46           --
   Cash and cash equivalents                                                               230          238
   Receivable for securities sold                                                          104           82
                                                                                       -------      -------
       Total cash and invested assets                                                  $21,006      $22,066
                                                                                       -------      -------
Investment income due and accrued                                                      $   166      $   169
Agents' balances or uncollected premiums:
   Premiums in course of collection                                                        941          940
   Premiums and installments booked but deferred and not yet due                           241          367
   Accrued retrospective premiums                                                          511          567
High deductible policy receivables                                                          63           43
Reinsurance recoverable on paid losses                                                     365          325
Funds held by or deposited with reinsurers                                                 212          217
Net deferred tax assets                                                                    772          814
Receivables from parent, subsidiaries and affiliates                                       284            5
Other assets                                                                               159          197
Allowance for uncollectible accounts                                                       (53)         (72)
                                                                                       -------      -------
       Total admitted assets                                                           $24,667      $25,638
                                                                                       =======      =======

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
5   STATEMENTS OF ADMITTED ASSETS - As of December 31, 2018 and 2017

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions, Except Share Information)
--------------------------------------------------------------------------------


                Statements of Liabilities, Capital and Surplus

                                                     December 31, December 31,
                                                         2018         2017
                                                     ------------ ------------
  Liabilities
  Reserves for losses and loss adjustment expenses     $10,935      $12,115
  Unearned premium reserves                              3,234        3,301
  Commissions, premium taxes, and other expenses
    payable                                                140          140
  Reinsurance payable on paid loss and loss
    adjustment expenses                                    249          244
  Current federal taxes payable to parent                    9           12
  Funds held by company under reinsurance treaties       2,288        1,695
  Provision for reinsurance                                 30           20
  Ceded reinsurance premiums payable, net of ceding
    commissions                                            337          324
  Collateral deposit liability                             369          393
  Payable for securities purchased                         112           38
  Payable to parent, subsidiaries and affiliates           565          674
  Other liabilities                                        476          444
                                                       -------      -------
     Total liabilities                                 $18,744      $19,400
                                                       -------      -------
  Capital and Surplus
  Common capital stock, $17 par value, 1,758,158
    shares authorized, 1,695,054 shares issued and
    outstanding                                        $    29      $    29
  Capital in excess of par value                         6,989        6,839
  Unassigned surplus                                    (2,021)      (1,324)
  Special surplus funds from reinsurance                   926          694
                                                       -------      -------
     Total capital and surplus                         $ 5,923      $ 6,238
                                                       -------      -------
     Total liabilities, capital and surplus            $24,667      $25,638
                                                       =======      =======

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
6 STATEMENTS OF LIABILITIES, CAPITAL and SURPLUS - As of December 31, 2018 and 2017

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


          Statements of Operations and Changes in Capital and Surplus

                                                       For the Years Ended December 31,
                                                       -------------------------------
                                                         2018       2017       2016
                                                       --------   --------   --------
Statements of Operations
Underwriting income:
Premiums earned                                        $  5,009   $  5,170   $  6,052
                                                       --------   --------   --------
Underwriting deductions:
   Losses incurred                                        3,945      4,400      5,212
   Loss adjustment expenses                                 315        577        267
   Other underwriting expenses                            1,858      1,624      1,875
                                                       --------   --------   --------
Total underwriting deductions                             6,118      6,601      7,354
                                                       --------   --------   --------
Net underwriting loss                                    (1,109)    (1,431)    (1,302)
                                                       --------   --------   --------
Investment gain:
   Net investment income earned                           1,027      1,058      1,187
   Net realized capital losses (net of capital
     gains tax expense: 2018 - $69; 2017 - $82;
     2016 - $61)                                           (111)      (110)      (106)
                                                       --------   --------   --------
Net investment gain                                         916        948      1,081
                                                       --------   --------   --------
Net loss from agents' or premium balances
  charged-off                                                (3)       (19)       (36)
Other (expense) income                                     (136)        39        (20)
                                                       --------   --------   --------
Net loss after capital gains taxes and before
  federal income taxes                                     (332)      (463)      (277)
Federal and foreign income tax benefit                      (54)       (69)       (34)
                                                       --------   --------   --------
Net loss                                               $   (278)  $   (394)  $   (243)
                                                       ========   ========   ========
Change in Capital and Surplus
Capital and surplus, as of December 31, previous
  year                                                 $  6,238   $  6,448   $  6,641
   Adjustment to beginning surplus (Note 2)                  71         38         66
                                                       --------   --------   --------
Capital and surplus, as of January 1,                     6,309      6,486      6,707
   Other changes in capital and surplus:
       Net loss                                            (278)      (394)      (243)
       Change in net unrealized capital gain
         (loss) (net of capital gain (loss) tax
         expense (benefit): 2018 - ($50) $; 2017
         - $2; 2016 - ($16)                                (137)       204        (48)
       Change in net deferred income tax                     31       (394)       118
       Change in nonadmitted assets                         (91)       410       (157)
       Change in provision for reinsurance                  (10)        17         (3)
       Capital contribution                                 150         --        700
       Dividends to stockholder                              --         --       (600)
       Foreign exchange translation                         (20)       (54)        22
       Change in statutory contingency reserve              (31)       (39)       (44)
       Other surplus adjustments                             --          2         (4)
                                                       --------   --------   --------
   Total changes in capital and surplus                    (386)      (248)      (259)
                                                       --------   --------   --------
Capital and Surplus, as of December 31,                $  5,923   $  6,238   $  6,448
                                                       ========   ========   ========

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
7 STATEMENTS OF OPERATIONS and CHANGES IN CAPITAL AND SURPLUS - for the years ending December 31, 2018, 2017 and 2016

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                           Statements of Cash Flows

                                                   For the Years Ended December 31,
                                                   -------------------------------
                                                     2018       2017       2016
                                                   --------   --------   --------
Cash from Operations:
   Premiums collected, net of reinsurance          $  5,292   $  5,395   $  6,477
   Net investment income                                839        920        974
   Miscellaneous income (expense)                         4        (17)        17
                                                   --------   --------   --------
   Sub-total                                          6,135      6,298      7,468
                                                   --------   --------   --------
   Benefit and loss related payments                  4,832      7,209      2,750
   Commission and other expense paid                  2,599      3,407      2,236
   Federal and foreign income taxes recovered            (1)       (98)         9
                                                   --------   --------   --------
   Net cash (used in) provided from operations       (1,295)    (4,220)     2,473
                                                   --------   --------   --------
Cash from Investments:
Proceeds from investments sold, matured, or repaid
   Bonds                                              3,990      7,709      5,646
   Stocks                                               339        324         35
   Mortgage loans                                       111        615        118
   Other investments                                  1,790      1,591      1,026
                                                   --------   --------   --------
   Total proceeds from investments sold, matured,
     or repaid                                        6,230     10,239      6,825
                                                   --------   --------   --------
Cost of investments acquired
   Bonds                                              3,766      4,278      7,584
   Stocks                                                56        454         59
   Mortgage loans                                       748        763        871
   Other investments                                    870        853      1,035
                                                   --------   --------   --------
   Total cost of investments acquired                 5,440      6,348      9,549
                                                   --------   --------   --------
   Net cash provided from investing activities          790      3,891     (2,724)
                                                   --------   --------   --------
Cash from Financing and Miscellaneous Sources:
   Borrowed funds repaid                                (65)      (180)       216
   Intercompany receipts                                599        577        (61)
   Net deposit activity on deposit-type contracts
     and other insurance                                (27)       (13)       (24)
   Collateral deposit liability (payments)
     receipts                                           (24)         8         50
   Other receipts                                        60         30         84
                                                   --------   --------   --------
   Net cash provided from financing and
     miscellaneous activities                           543        422        265
                                                   --------   --------   --------
Net change in cash, cash equivalents, and
  short-term investments                                 38         93         14
Cash, cash equivalents, and short-term investments
                                                   --------   --------   --------
   Beginning of year                                    238        145        131
                                                   --------   --------   --------
   End of year                                     $    276   $    238   $    145
                                                   ========   ========   ========

   Refer to Note 11D for description of non-cash items.

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
8   STATEMENT OF CASH FLOW - for the years ended December 31, 2018, 2017 and
    2016

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


1. Organization and Summary of Significant Statutory Basis Accounting Policies
--------------------------------------------------------------------------------

A. Basis of Organization and Presentation
--------------------------------------------------------------------------------

Organization
--------------------------------------------------------------------------------
American Home Assurance Company ("the Company" or "American Home") is a direct wholly-owned subsidiary of AIG Property Casualty U.S., Inc. ("AIG PC US"), a Delaware corporation, which is in turn owned by AIG Property Casualty Inc.
("AIG PC"), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the "Ultimate Parent" or "AIG"). AIG conducts its property and casualty operations through multiple line companies writing substantially all commercial (casualty, property, specialty and financial liability) and consumer (accident & health and personal lines) insurance both domestically and abroad.

The Company is party to an inter-company pooling agreement (the "Combined Pooling Agreement"), among the twelve companies listed below, collectively named the Combined Pool. Effective January 1, 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies.

The member companies of the Combined Pool, their National Association of Insurance Commissioners ("NAIC") company codes, inter-company pooling participation percentages under the Combined Pooling Agreement and states of domicile are as follows:

                                                               Pool
                                                    NAIC   Participation   State of
Company                                            Company  Percentage     Domicile
-------                                            ------- ------------- ------------
National Union Fire Insurance Company of
  Pittsburgh, Pa. (National Union)*                 19445       35%      Pennsylvania
American Home Assurance Company (American Home)     19380       35%          New York
Lexington Insurance Company (Lexington)             19437       30%          Delaware
AIG Property Casualty Company (APCC)                19402        0%      Pennsylvania
Commerce and Industry Insurance Company (C&I)       19410        0%          New York
The Insurance Company of the State of
  Pennsylvania (ISOP)                               19429        0%          Illinois
New Hampshire Insurance Company (New Hampshire)     23841        0%          Illinois
AIG Specialty Insurance Company (Specialty)         26883        0%          Illinois
AIG Assurance Company (Assurance)                   40258        0%          Illinois
Granite State Insurance Company (Granite)           23809        0%          Illinois
Illinois National Insurance Co. (Illinois
  National)                                         23817        0%          Illinois
AIU Insurance Company (AIU)                         19399        0%          New York

* Lead Company of the Combined Pool

Refer to Note 6 for additional information on the Combined Pool and the effects of the changes in the intercompany pooling arrangements (the "2017 Pooling Restructure Transaction").

The Company accepts commercial business primarily through a network of independent retail and wholesale brokers and through an independent agency networks. In addition, the Company accepts consumer business primarily through agents and brokers, as well as through direct marketing and partner organizations. There were no Managing Agents or Third Party Administrators who placed direct written premium with the Company in an amount exceeding more than
5.0 percent of surplus of the Company for the years ending December 31, 2018, 2017, and 2016.

The Company is diversified in terms of classes of its business, distribution network and geographic locations. The Company has direct written premium concentrations of 5.0 percent or more in the following locations:

-------------------------------------------------------------------------------
9 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


State / Location                                                  2018 2017 2016
----------------                                                  ---- ---- ----
California                                                        $103 $124 $70
Florida                                                             68   86  78
United Arab Emirates                                                66   71  88
New York                                                            36   65  97
Texas                                                               26   48  48

Basis of Presentation
--------------------------------------------------------------------------------
The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services ("NY SAP"). Certain balances relating to prior periods have been reclassified to conform to the current year's presentation.

Additionally, the financial statements include the Company's U.S. operations, its Dubai, Caribbean, Jamaica and Argentina branch operations and its participation in the American International Overseas Association (the "Association").

The Company's financial information as of and for the years ended December 31, 2018, 2017 and 2016 have been presented in accordance with the terms of the Combined Pooling Agreement. Refer to Note 6 for additional information regarding the changes in the pooling percentages.

B. Permitted and Prescribed Practices
--------------------------------------------------------------------------------
NY SAP recognizes only statutory accounting practices prescribed or permitted by the New York State Department of Financial Services ("NY DFS") for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the New York Insurance Code. The NAIC Statutory Accounting Principles included within the Accounting Practices and Procedures Manual ("NAIC SAP") have been adopted as a component of prescribed practices by the NY DFS. The
Superintendent of the NY DFS (the "Superintendent") has the right to permit other specific practices that differ from prescribed practices.

NY SAP has prescribed the practice of discounting workers' compensation known case loss reserves on a non-tabular basis. This practice is not prescribed under NAIC SAP.

For the affiliated loss portfolio transfer ("LPT") agreement entered into during 2018, the Company received permitted practices to present the consideration paid in relation to statutory reserves ceded to Fortitude Reinsurance Company Limited ("Fortitude Re") and Eaglestone Reinsurance Company ("Eaglestone") within paid losses rather than as premium written and earned. The classification change has no effect on net income or surplus. Refer to Note 5 for further details.

In 2016, the Company applied a permitted practice to present the consideration received in relation to loss reserves transferred other than via commutation as part of the updated and amended Combined Pooling Agreement transaction within paid losses rather than as premiums written and earned. The classification change had no effect on net income or surplus.

Insurance Department of the Commonwealth of Pennsylvania ("PA SAP") has prescribed the availability of certain offsets in the calculation of the Provision for reinsurance, which offsets are not prescribed under NAIC SAP. The Company has received approval to reflect the transfer of collection risk on certain of the Company's asbestos related reinsurance recoverable balances, to an authorized third party reinsurer, as another form of collateral acceptable to the Commissioner with respect to the reinsurance recoverable balance from the original reinsurers.

In 2016, the Company applied a permitted practice to recognize the effects of a retroactive aggregate excess of loss reinsurance agreement (the "ADC" or "Adverse Development Cover") entered into in January 2017 with National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway, Inc. In addition, the Company applied a permitted practice to record the impact of the ADC as prospective reinsurance. The permitted practice also allowed the Company to reflect the consideration as paid losses rather than a reduction in premiums earned. The surplus gain associated with the ADC has been reported in a segregated surplus account and does not form part of the Company's Unassigned surplus, subject to the applicable dividend restrictions; such amounts must be restricted in surplus until such time as payments received by NICO exceed premiums paid for the retrocession.

The use of the aforementioned permitted and prescribed practices has not affected the Company's ability to comply with the NY DFS's risk based capital ("RBC") and surplus requirements for the 2018, 2017 or 2016 reporting periods.

-------------------------------------------------------------------------------
10 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

A reconciliation of the net income (loss) and capital and surplus between NAIC SAP and practices prescribed or permitted by NY SAP is shown below:

                                                             SSAP # FS Ref  2018    2017    2016
                                                             ------ ------ ------  ------  ------
Net loss, NY SAP                                                           $ (278) $ (394) $ (243)
State prescribed or permitted practices - addition (charge):
   Change in non-tabular discounting                           65     (a)      13      73     147
   Adverse Development Cover                                  62R     (a)      --      --    (514)
   Present the consideration received/paid in relation to
     the loss reserves within paid losses                     62R     (b)      --      --      --
                                                              ---     --   ------  ------  ------
Net loss, NAIC SAP                                                         $ (265) $ (321) $ (610)
                                                              ---     --   ------  ------  ------
Statutory surplus, NY SAP                                                  $5,923  $6,238  $6,448
State prescribed or permitted practices - addition (charge):
   Non-tabular discounting                                     65     (a)     (73)    (86)   (159)
   Credits for collection risk on certain asbestos
     reinsurance recoveries                                   62R     (c)     (61)    (43)    (58)
   Adverse Development Cover                                  62R     (d)    (920)   (689)   (514)
   Present the consideration received/paid in relation to
     the loss reserves within paid losses                     62R     (b)      --      --      --
                                                              ---     --   ------  ------  ------
Statutory surplus, NAIC SAP                                                $4,869  $5,420  $5,717
                                                              ===     ==   ======  ======  ======

(a)Impacts Reserves for losses and loss adjustment expenses within the Statements of Liabilities, Capital and Surplus and Losses incurred within the Statements of Operations and Changes in Capital and Surplus.
(b)Impacts Losses incurred and Premiums earned within the Statements of Operations and Changes in Capital and Surplus.
(c)Impacts Provision for reinsurance within the Statements of Liabilities, Capital and Surplus and the change in Provision for reinsurance within the Statements of Operations and Changes in Capital and Surplus.
(d)Impacts Special surplus funds from reinsurance within the Statements of Liabilities, Capital and Surplus. Although the application of prospective reinsurance treatment to the ADC results in no overall change to surplus, the permitted practice applied results in any gain being restricted and reported in segregated surplus and does not form part of the Company's Unassigned surplus.

C. Use of Estimates in the Preparation of the Financial Statements
--------------------------------------------------------------------------------
The preparation of statutory financial statements in accordance with NY SAP requires the application of accounting policies that often involve a significant degree of judgment. The Company's accounting policies that are most dependent on the application of estimates and assumptions are considered critical accounting estimates and are related to the determination of:

    . Reserves for losses and loss adjustment expenses ("LAE") including estimates and recoverability of the related reinsurance assets;

    .  Legal contingencies;

    .  Other than temporary impairment ("OTTI") losses on investments;

    . Fair value of certain financial assets, impacting those investments measured at fair value in the Statements of Admitted Assets and Liabilities, Capital and Surplus, as well as unrealized gains (losses) included in Capital and Surplus; and

    . Income tax assets and liabilities, including the recoverability and admissibility of net deferred tax assets and the predictability of future tax operating profitability of the character necessary to realize the net deferred tax asset.

These accounting estimates require the use of assumptions, including some that are highly uncertain at the time of estimation. It is reasonably possible that actual experience may materially differ from the assumptions used and therefore the Company's statutory financial condition, results of operations and cash flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed the accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The
Company does not believe such revisions would have a material impact on surplus.

-------------------------------------------------------------------------------
11 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Accounting Policy Differences
--------------------------------------------------------------------------------
NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("US GAAP"). NAIC SAP varies from US GAAP in certain significant respects, including:

           Transactions                     NAIC SAP Treatment                  US GAAP Treatment
           ------------             ----------------------------------  -----------------------------------
Policy Acquisition Costs            Costs are immediately expensed and  Costs directly related to the
Principally brokerage commissions   are included in Other Underwriting  successful acquisition of new or
and premium taxes arising from the  Expenses, except for reinsurance    renewal insurance contracts are
issuance of insurance contracts.    ceding commissions received in      deferred and amortized over the
                                    excess of the cost to acquire       term of the related insurance
                                    business which are recognized as a  coverage.
                                    deferred liability and amortized
                                    over the period of the reinsurance
                                    agreement.

Unearned Premiums, Unpaid Losses    Presented net of reinsurance        Presented gross of reinsurance
and Loss Expense Liabilities        recoverable.                        with corresponding reinsurance
                                                                        recoverable assets for ceded
                                                                        unearned premiums and reinsurance
                                                                        recoverable on unpaid losses,
                                                                        respectively.

Retroactive reinsurance contracts   Gains and losses are recognized in  Gains are deferred and amortized
                                    earnings immediately and surplus    over the settlement period of the
                                    is segregated to the extent pretax  ceded claim recoveries. Losses are
                                    gains are recognized. Certain       immediately recognized in the
                                    retroactive affiliate or related    Statements of Operations.
                                    party reinsurance contracts are
                                    accounted for as prospective
                                    reinsurance if there is no gain in
                                    surplus as a result of the
                                    transaction.

Investments in Bonds held as:       Investment grade securities (rated  All available for sale investments
1) available for sale               by NAIC as class 1 or 2) are        are carried at fair value with
2) fair value option                carried at amortized cost. Non-     changes in fair value, net of
                                    investment grade securities (NAIC   applicable taxes, reported in
                                    rated 3 to 6) are carried at the    accumulated other comprehensive
                                    lower of amortized cost and fair    income within shareholder's equity.
                                    value.
                                                                        Fair value option investments are
                                                                        carried at fair value with changes
                                                                        in fair value, net of applicable
                                                                        projected income taxes, reported
                                                                        in net investment income.

Investments in Equity Securities    Carried at fair value with          All equity securities that do not
                                    unrealized gains and losses         follow the equity method of
                                    reported, net of applicable taxes,  accounting, are measured at fair
                                    in the Statements of Changes in     value with changes in fair value
                                    Capital and Surplus.                recognized in earnings.

Investments in Limited              Carried at the underlying US GAAP   If aggregate interests allow the
Partnerships, Hedge Funds and       equity with results from the        holding entity to exercise more
Private Equity Interests            investment's operations recorded,   than minor influence (typically
                                    net of applicable taxes, as         more than 3%), the investment is
                                    unrealized gains (losses) directly  carried at Net Asset Value ("NAV")
                                    in the Statements of Changes in     with changes in value recorded to
                                    Capital and Surplus.                net investment income.

                                                                        Where the aggregate interests
                                                                        allow the entity to exercise only
                                                                        minor influence (typically less
                                                                        than 3%), the investment is
                                                                        recorded at NAV with changes in
                                                                        value recorded, net of tax, as a
                                                                        component of accumulated other
                                                                        comprehensive income in
                                                                        shareholder's equity.

-------------------------------------------------------------------------------
12 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

           Transactions                     NAIC SAP Treatment                  US GAAP Treatment
           ------------             ----------------------------------  ----------------------------------
Investments in Subsidiary,          Subsidiaries are not consolidated.  Consolidation is required when
Controlled and Affiliated Entities                                      there is a determination that the
(SCAs)                                                                  affiliated entity is a variable
                                                                        interest entity ("VIE") and the
                                                                        entity has a variable interest and
                                                                        the power to direct the activities
                                                                        of the VIE. The VIE assessment
                                                                        would consider various factors
                                                                        including limited partnership (LP)
                                    The equity investment in SCAs are   status and inherent rights of
                                    accounted for under the equity      equity investors.
                                    method and recorded as Common
                                    stock investments. Dividends are    Investments in SCAs that are
                                    recorded within Net Investment      voting interest entities (VOE)
                                    Income.                             with majority voting rights are
                                                                        generally consolidated.

                                                                        Investments in SCAs where the
                                                                        holding entity exercises
                                                                        significant influence (generally
                                                                        ownership of>3% voting interests
                                                                        for LPs and similar entities and
                                                                        between 20 percent and 50 percent
                                                                        for other entities) are recorded
                                                                        at equity value. The change in
                                                                        equity is included within
                                                                        operating income.

Statement of Cash Flows             Statutory Statements of Cash Flows  The Statements of Cash Flows can
                                    must be presented using the direct  be presented using the direct or
                                    method. Changes in cash, cash       indirect methods, however are
                                    equivalents, and short-term         typically presented using the
                                    investments and certain sources of  indirect method. Presentation is cash are excluded from operational  limited to changes in cash and
                                    cash flows. Non-cash items are      cash equivalents (short-term
                                    required to be excluded in the      investments are excluded). All
                                    Statements of Cash Flows and        non-cash items are excluded from
                                    should be disclosed accordingly.    the presentation of cash flows.

Deferred Federal Income Taxes       Deferred income taxes are           The provision for deferred income
                                    established for the temporary       taxes is recorded as a component
                                    differences between tax and book    of income tax expense, as a
                                    assets and liabilities, subject to  component of the Statements of
                                    limitations on admissibility of     Operations, except for changes
                                    tax assets.                         associated with items that are
                                                                        included within other
                                    Changes in deferred income taxes    comprehensive income where such
                                    are recorded within capital and     items are recorded net of
                                    surplus and have no impact on the   applicable income taxes.
                                    Statements of Operations.

Statutory Adjustments               Certain asset balances designated   All assets and liabilities are
(applied to certain assets          as nonadmitted, such as intangible  included in the financial
including goodwill, furniture and   assets and certain investments in   statements. Provisions for
equipment, deferred taxes in        affiliated entities are excluded    uncollectible receivables are
excess of limitations, prepaid      from the Statements of Admitted     established as valuation
expenses, overdue receivable        Assets and are reflected as         allowances and are recognized as
balances and unsecured reinsurance  deductions from capital and         expense within the Statements of
amounts)                            surplus.                            Operations.

                                    A Provision for reinsurance is
                                    established for unsecured
                                    reinsurance amounts recoverable
                                    from unauthorized and certain
                                    authorized reinsurers with a
                                    corresponding reduction to
                                    Unassigned surplus.

The effects on the financial statements of the variances between NAIC SAP and US GAAP, although not reasonably determinable, are presumed to be material.

-------------------------------------------------------------------------------
13 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


E. Significant Statutory Accounting Policies
--------------------------------------------------------------------------------

Premiums
--------------------------------------------------------------------------------
Premiums for insurance and reinsurance contracts are recorded as gross premiums written as of the effective date of the policy. Premiums are earned primarily on a pro-rata basis over the term of the related insurance coverage. Premiums collected prior to the effective date of the policy are recorded as advance premiums, reported as a liability and not considered income until due. Extended reporting endorsements are reflected as premiums written and are earned on a pro-rata basis over the stated term of the endorsement unless the term of the endorsement is indefinite in which case premiums are fully earned at inception of the endorsement along with the recognition of associated loss and LAE.

Unearned premium reserves are established on an individual policy basis, reflecting the terms and conditions of the coverage being provided. Unearned premium reserves represent the portion of premiums written relating to the unexpired terms of coverage as of the date of the financial statements. For policies with coverage periods equal to or greater than thirteen months and generally not subject to cancellation or modification by the Company, premiums are earned using a prescribed percentage of completion method. Additional unearned premium reserves for policies exceeding thirteen months are established as greater of three prescribed tests.

Reinsurance premiums are typically earned over the same period as the underlying policies, or risks, covered by the contracts. As a result, the earnings pattern of a reinsurance contract generally written for a 12-month term may extend up to 24 months, reflecting the inception dates of the underlying attaching policies throughout the 12-month period of the reinsurance contract. Reinsurance premiums ceded are recognized as a reduction in revenues over the period reinsurance coverage is provided.

Insurance premiums billed and outstanding for 90 days or more are nonadmitted and charged against Unassigned surplus.

Premiums for retrospectively rated contracts are initially recorded based on the expected loss experience and are earned on a pro-rata basis over the term of the related insurance coverage. Additional or returned premium is recorded if the estimated loss experience differs from the initial estimate and is immediately recognized in earned premium. The Company records accrued retrospectively rated premiums as written premiums. Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date.

Gross written premiums net of ceded written premiums ("Net written premiums") that were subject to retrospective rating features as of December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31,                                         2018  2017  2016
------------------------                                         ----  ----  ----
Net written premiums subject to retrospectively rated contracts  $ 93  $105  $ 72
Percentage of total net written premiums                          1.9%  2.1%  1.1%

As of December 31, 2018 and 2017, the admitted portion of accrued premiums related to the Company's retrospectively rated contracts were $511 and $567, respectively, which will be billed in future periods based primarily on the payment of the underlying expected losses and LAE. Unsecured amounts associated with these accrued retrospective premiums were $60 and $58 as of December 31, 2018 and 2017, respectively. Ten percent of the amount of accrued retrospective premiums receivable not offset by retrospective return premiums or other liabilities to the same party, other than loss and LAE reserves, or collateral (collectively referred to as the unsecured amount) have been nonadmitted in the amount of $10 and $13 as of December 31, 2018 and 2017, respectively.

High Deductible
--------------------------------------------------------------------------------
The Company establishes loss reserves for high deductible policies net of the insured's contractual deductible (such deductibles are referred to as "reserve credits"). The Company establishes a nonadmitted asset for ten percent of paid losses recoverable in excess of collateral held on an individual insured basis, or for one hundred percent of paid losses recoverable where no collateral is held and amounts are outstanding for more than ninety days. Additionally, the Company establishes an allowance for doubtful accounts for such paid losses recoverable in excess of collateral and after nonadmitted assets. Similarly, the Company does not recognize reserve credit offsets to its estimate of loss reserves where such credits are deemed uncollectible, as the Company ultimately bears credit risk on the underlying policies' insurance obligations.

-------------------------------------------------------------------------------
14 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

The following table shows the counterparty exposure on unpaid claims and billed recoverable on paid claims for high deductibles by line of business as of December 31, 2018 and 2017:

                                          Reserve Credits on Recoverable on Paid
December 31, 2018     Gross Loss Reserves   Unpaid Claims          Claims          Total
-----------------     ------------------- ------------------ ------------------- ----------
Allied Lines              $      390          $      390          $      10      $      400
General Liabilities              464                 464                  9             473
Workers Compensation           3,419               3,419                 51           3,470
                          ----------          ----------          ---------      ----------
Total                     $    4,273          $    4,273          $      70      $    4,343
                          ----------          ----------          ---------      ----------

As of December 31, 2018, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $206 and $3,068, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2018 were $1,069, or 25% of the total high deductible. Additionally, as of December 31, 2018, the Company had recoverables on paid claims greater than 90 days overdue of $72, of which $7 have been nonadmitted.

                                          Reserve Credits on Recoverable on Paid
December 31, 2017     Gross Loss Reserves   Unpaid Claims          Claims          Total
-----------------     ------------------- ------------------ ------------------- ----------
Allied Lines              $      394          $      394          $       8      $      402
General Liabilities              445                 445                  6             451
Workers Compensation           3,550               3,550                 39           3,589
                          ----------          ----------          ---------      ----------
Total                     $    4,389          $    4,389          $      53      $    4,442
                          ----------          ----------          ---------      ----------

As of December 31, 2017, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $230 and $3,142, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2017 were $1,202, or 27% of the total high deductible. Additionally, as of December 31, 2017, the Company had recoverables on paid claims greater than 90 days overdue of $51, of which $9 have been nonadmitted.

The following table shows the deductible amounts for the highest ten unsecured high deductible policies as of December 31, 2018 and 2017:

Counterparty*                                 Unsecured High Deductible Amounts
-------------                                 ---------------------------------
December 31,                                        2018             2017
------------                                  ---------------- ----------------
Counterparty 1                                $            129 $            188
Counterparty 2                                             103              107
Counterparty 3                                              75               90
Counterparty 4                                              55               64
Counterparty 5                                              54               50
Counterparty 6                                              54               49
Counterparty 7                                              48               47
Counterparty 8                                              48               39
Counterparty 9                                              21               26
Counterparty 10                                             20               20

* Actual counterparty is not named and may vary year over year. Additionally, a group of entities under common control is regarded as a single counterparty.

Deposit Accounting
--------------------------------------------------------------------------------
Direct insurance transactions where management determines there is insufficient insurance risk transfer are recorded as deposits unless the policy was issued
(i) in respect of the insured's requirement for evidence of coverage pursuant to applicable statutes (insurance statutes or otherwise), contractual terms or normal business practices, (ii) in respect of an excess insurer's requirement for an underlying primary insurance policy in lieu of self-insurance, or
(iii) in compliance with filed forms, rates and/or rating plans.

-------------------------------------------------------------------------------
15 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Assumed and ceded reinsurance contracts which do not transfer a sufficient amount of insurance risk are recorded as deposits with the net consideration paid or received recognized as a deposit asset or liability, respectively. Deposit assets are admitted if (i) the assuming company is licensed, accredited or qualified by the PA DOI, or (ii) the collateral (i.e., funds withheld, letters of credit or trusts) provided by the reinsurer meets all the requirements of the NY SAP, as applicable. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and expected future payments with a corresponding credit or charge to Other income (expense) in the Statements of Operations.

Deposit assets are recorded to Other assets within the Statements of Admitted Assets, refer to Note 11A. Deposit liabilities are recorded to Other liabilities within the Statements of Liabilities, Capital and Surplus, refer to
Note 11B.

Premium Deficiency
--------------------------------------------------------------------------------
The Company periodically reviews its expected ultimate losses with respect to its unearned premium reserves. A premium deficiency loss and related liability is established if the unearned premium reserves and related future investment income are collectively not sufficient to cover the expected ultimate loss projection. For purposes of premium deficiency tests, contracts are grouped in a manner consistent with how policies are marketed, serviced, and measured for the profitability of such contracts. As of December 31, 2018 and 2017, the Company did not incur any premium deficiency losses.

Retroactive Reinsurance
--------------------------------------------------------------------------------
Transactions involving the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer are recorded as retroactive reinsurance and reported separately from Reserves for losses and loss adjustment expenses in the Statements of Liabilities, Capital and Surplus. Initial pre-tax gains or losses are recorded in Retroactive reinsurance gain within the Statements of Operations and Changes in Capital and Surplus with surplus gains recorded as Special surplus funds from reinsurance which is a component of Capital and Surplus that is restricted from dividend payment. Amounts recorded in Special surplus funds from reinsurance are considered to be earned surplus (i.e., transferred to Unassigned surplus) only when, and to the extent that, cash recoveries from the assuming entity exceed the consideration paid by the ceding entity. Special surplus funds from retroactive reinsurance are maintained separately for each respective retroactive reinsurance agreement; Special surplus funds from retroactive reinsurance account write-in entry on the balance sheet is adjusted, upward or downward, to reflect any subsequent increase or reduction in reserves ceded.
The reduction in the special surplus funds is limited to the lesser of amounts recovered by the Company in excess of consideration paid or the surplus gain in relation to such agreement.

To the extent that the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer is between affiliated entities and neither entity records a gain or loss in surplus, the transaction qualifies as an exception in the NAIC SAP accounting guidance and is accounted for as prospective reinsurance.

Insurance Related Acquisition Costs
--------------------------------------------------------------------------------
Commissions, premium taxes, and certain underwriting costs are expensed as incurred and are included in Other underwriting expenses. The Company records an unearned ceding commission accrual equal to the excess of the ceding commissions received from reinsurers compared to the anticipated acquisition cost of the business ceded. This amount is amortized as an increase to income over the effective period of the reinsurance agreement in proportion to the amount of insurance coverage provided.

Provisions for Allowances and Unauthorized or Overdue Reinsurance
--------------------------------------------------------------------------------
The recoverability of certain assets, including insurance receivables with counterparties, is reviewed periodically by management. A minimum reserve, as required under the NAIC Annual Statement Instructions for Property and Casualty Companies for Schedule F-Provision for Overdue Reinsurance for uncollectible reinsurance is recorded with an additional reserve required if an entity's experience indicates that a higher amount should be provided. The minimum reserve is recorded as a liability and the change between years is recorded as a gain or loss directly to Unassigned fund (surplus) in the Statement of Liabilities, Capital and Surplus. Any reserve over the minimum amount is recorded on the statement of operations by reversing the accounts previously utilized to establish the reinsurance recoverable. Various factors are taken into consideration when assessing the recoverability of these asset balances including: the age of the related amounts due and the nature of the unpaid balance; disputed balances, historical recovery rates and any significant decline in the credit standing of the counterparty. PA SAP is applied in the determination of the Company's Provision for reinsurance.

-------------------------------------------------------------------------------
16 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Reserves for Losses and Loss Adjustment Expenses
--------------------------------------------------------------------------------
Reserves for case incurred but not reported ("IBNR") and LAE losses are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are reviewed and updated based on available information, and any resulting adjustments are recorded in the current period. Accordingly, newly established reserves for losses and LAE, or subsequent changes, are charged to income as incurred. In the event of loss recoveries through reinsurance agreements, loss and LAE reserves are reported net of reinsurance amounts recoverable for unpaid losses and LAE. Losses and LAE ceded through reinsurance are netted against losses and LAE incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsurance policy based upon the terms of the underlying contract. See Note 5 for further discussion of policies and methodologies for estimating the liabilities and losses.

Workers' compensation reserves are discounted in accordance with NY DFS statutes; see Note 5 for further details.

Salvage and subrogation recoverables are estimated using past experience adjusted for current trends, and any other factors that would modify past experience. Estimated salvage and subrogation recoveries (net of associated expenses) are deducted from the liability for unpaid claims or losses.

Structured Settlements
--------------------------------------------------------------------------------
In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity by the Company, generally from life insurers, to fund future claim obligations. In the event the life insurers providing the annuity do not meet their obligations, the Company would, in certain cases, become liable for the payments of benefits. As of December 31, 2018 there were no incurred losses, there has been no default by any of the participating life insurers and the Company has not reduced its loss reserves for any annuities purchased where it is both the owner and the payee. Management believes that based on the financial strength of the life insurers involved (mostly affiliates) the likelihood of the Company becoming liable, or incurring an incremental loss, is remote.

The estimated loss reserves eliminated by such structured settlement annuities and the unrecorded loss contingencies as of December 31, 2018 and 2017 were $1,328 and $1,321, respectively.

As of December 31, 2018, the Company had annuities with aggregate statement values in excess of one percent of its policyholders' surplus with life insurer affiliates as follows:

                                                                              Licensed in
Life Insurance Company                                      State of Domicile  New York   Statement Value
----------------------                                      ----------------- ----------- ---------------
American General Life Insurance Company of Texas                 Texas            No           $166
American General Life Insurance Company of Delaware             Delaware          No            270
The United State Life Insurance Company in the City of New        New
  York                                                            York            Yes           837

Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three 'levels' based upon the observability of inputs available in the marketplace as discussed below:

    . Level 1: Fair value measurements that are based upon quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The quoted price for such instruments is not subject to adjustment.

-------------------------------------------------------------------------------
17 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


    . Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, we must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value (See Note 4 for the balance and activity of financial instruments). The valuation methods and assumptions used in estimating the fair values of financial instruments are as follows:

    . The fair values of bonds, mortgage loans, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchanges, brokers or custodians or the NAIC Capital Markets and Investment Analysis Office ("NAIC IAO").

    . The fair value of derivatives is determined using quoted prices in active markets and other market evidence whenever possible, including market-based updates, broker or dealer quotations or alternative pricing sources.

    . The carrying value of all other financial instruments approximates fair value due to the short term nature.

Cash Equivalents and Short Term Investments
--------------------------------------------------------------------------------
Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both; (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase are classified as short-term investments. Short-term investments are carried at amortized cost which approximates fair value.

Bonds (including Loan Backed and Structured Securities)
--------------------------------------------------------------------------------
Bonds include any securities representing a creditor relationship, whereby there is a fixed schedule for one or more future payments such as US government agency securities, municipal securities, corporate and convertible bonds, and fixed income instruments. Loan-backed and structured securities ("LBaSS") include residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"), pass-through securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer.

Bonds and LBaSS with an NAIC IAO designation of "1" or "2" (considered to be investment grade) are carried at amortized cost. Bonds and LBaSS with an NAIC designation of "3", "4", "5", "5*", "6" or "6*" (considered to be non-investment grade) are carried at the lower of amortized cost or fair value. LBaSS fair values are primarily determined using independent pricing services and broker quotes. Bonds and LBaSS that have not been filed and have not received a designation in over a year, from the NAIC IAO, are assigned a 6* designation and carried at zero, with unrealized losses charged to surplus. Bond and LBaSS securities that have been filed and received a 6* designation can carry a value greater than zero. Bond and LBaSS securities are assigned a 5* designation when the following conditions are met: a) the documentation required for a full credit analysis did not exist, b) the issuer/obligor has made all contractual interest and principal payments, and c) an expectation of repayment of interest and principal exists. Amortization of premium or discount on bonds and LBaSS is calculated using the effective yield method.

Additionally, mortgage-backed securities ("MBS") and ABS prepayment assumptions are obtained from an outside vendor or internal estimates. The retrospective adjustment method is used to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

-------------------------------------------------------------------------------
18 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Mortgage Loans
--------------------------------------------------------------------------------
Mortgage loans on real estate are carried at unpaid principal balances, net of unamortized premiums, discounts and impairments. Pre-payments of principal are recorded as a reduction in the mortgage loan balance. If a mortgage loan provides for a prepayment penalty or acceleration fee in the event the loan is liquidated prior to its scheduled termination date, such fees is reported as investment income when received. Interest income includes interest collected, the change in interest income due and accrued, the change in unearned interest income as well as amortization of premiums, discounts, and deferred fees and recorded as earned in investment income in the statement of operations.

Impaired loans are identified by management as loans in which it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The Company accrues income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Non-performing loan interest income that is delinquent more than 90 days is generally recognized on a cash basis.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance amounts are established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Internal credit risk ratings are assigned based on the consideration of risk factors including past due status, debt service coverage, loan-to-value ratio or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and of the major property tenants, economic trends in the market where the property is located, and condition of the property.

Preferred Stocks
--------------------------------------------------------------------------------
Perpetual preferred stocks with an NAIC rating of "P1" or "P2", having characteristics of equity securities are carried at fair value. Redeemable preferred stocks with an NAIC rating of "RP1" or "RP2", which have characteristics of debt securities, are carried at book value. All preferred stocks with an NAIC rating of "3" through "6" are carried at the lower of book or fair value.

Unaffiliated Common Stock Securities
--------------------------------------------------------------------------------
Unaffiliated common stock investments are carried at fair value with changes in fair value recorded as unrealized gains (losses) in Unassigned surplus, or as realized losses in the event a decline in value is determined to be other than temporary. For FHLB capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

Investments in subsidiaries and affiliated companies
--------------------------------------------------------------------------------
Investments in non-publicly traded affiliates are recorded based on the underlying equity of the respective entity's financial statements as presented on a basis consistent with the nature of the affiliates operations (including any nonadmitted amounts). The Company's share of undistributed earnings and losses of affiliates is recorded as unrealized gains (losses) in Unassigned surplus.

Investments in joint ventures, partnerships and limited liability companies
--------------------------------------------------------------------------------
Other invested assets include joint ventures and partnerships and are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus. Additionally, other invested assets include investments in collateralized loans that are recorded at the lower of amortized cost and the fair value of the underlying collateral. Changes in carrying value resulting from adjustments where the fair value is less than amortized cost are recorded as unrealized gains (losses) in Unassigned surplus, while changes resulting from amortization are recorded as Net investment income.

Derivatives
--------------------------------------------------------------------------------
Derivative financial instruments are accounted for at fair value using quoted prices in active markets and other market evidence whenever possible, including market-based inputs to valuation models, broker or dealer quotations or alternative pricing sources, reduced by the amount of collateral held or posted by the Company with respect to the derivative position. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus.

-------------------------------------------------------------------------------
19 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Net investment income and gain/loss
--------------------------------------------------------------------------------
Investment income is recorded as earned and includes interest, dividends and earnings from subsidiaries, loans and joint ventures. Realized gains or losses on the disposition or impairment of investments are determined on the basis of specific identification.

Investment income due and accrued is assessed for collectability. The Company records a valuation allowance on investment income receivable when it is probable that an amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts receivable over 90 days past due, or 180 days past due for mortgage loans, that do not have a valuation allowance are nonadmitted by the Company.

Evaluating Investments for Other-Than-Temporary Impairment
--------------------------------------------------------------------------------
If a bond is determined to have an OTTI in value the cost basis is written down to fair value as its new cost basis, with the corresponding charge to Net realized capital gains (losses) as a realized loss.

For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the original contractual terms..

For loan-backed and structured securities, an OTTI shall be considered to have occurred if the fair value of a security is below its amortized cost and management intends to sell or does not have the ability and intent to retain the security until recovery of the amortized cost (i.e., intent based impairment). When assessing the intent to sell a security, management evaluates relevant facts and circumstances including, but not limited to, decisions to rebalance the investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

In general, a security is considered a candidate for OTTI evaluation if it meets any of the following criteria:

    . The Company may not realize a full recovery on their investment based on lack of ability or intent to hold a security to recovery;

    .  Fundamental credit risk of the issuer exists; and/or

    . Other qualitative/quantitative factors exist indicating an OTTI has occurred.

When a credit-related OTTI is present, the amount of OTTI recognized as a realized capital loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected regardless of management's ability or intent to hold the security.

Common and preferred stock investments whose fair value is less than their carrying value or is at a significant discount to acquisition value are considered to be potentially impaired. For securities with unrealized losses, an analysis is performed. Factors include:

    . If management intends to sell a security that is in an unrealized loss position then an OTTI loss is considered to have occurred;

    . If the investments are trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time based on facts and circumstances of the investment; or

    . If a discrete credit event occurs resulting in: (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under bankruptcy law or any similar laws intended for court supervised reorganization of insolvent enterprises; or, (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    .  If there are other factors precluding a full recovery of the investment.

Limited partnership investments whose fair value is less than its book value with a significant unrealized loss are considered candidates for OTTI. OTTI factors that are periodically considered include:

    . If an order of liquidation or other fundamental credit issues with the partnership exists;

    . If there is a significant reduction in scheduled cash flow activities between the Company and the partnership or fund during the year;

    . If there is an intent to sell, or the Company may be required to sell, the investment prior to the recovery of cost of the investment; or

    . If other qualitative/quantitative factors indicating an OTTI exist based on facts and circumstances of the investment.

-------------------------------------------------------------------------------
20 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Equities in Pools & Associations
--------------------------------------------------------------------------------
The Company accounts for its participation in the business pooled via the Association (see Note 6) and its deposit in the Association by recording the Company's share of:

    .  direct and assumed premium as gross premium,

    . underwriting and net investment income results in the Statements of Operations and Changes in Capital and Surplus,

    .  insurance and reinsurance balances in the Statements of Admitted Assets,

    . all other non-insurance assets and liabilities held by the Association, all of which are on its members' behalf, as Equities in Underwriting Pools and Associations in the Statements of Admitted Assets, and

    .  cashflows in the Statements of Cash Flows.

Foreign Currency Translation
--------------------------------------------------------------------------------
Foreign currency denominated assets and liabilities are translated into U.S. dollars using rates of exchange prevailing at the period end date. Revenues, expenses, gains, losses and surplus adjustments, of non-U.S. operations are translated into U.S. dollars based on weighted average exchange rate for the period. All gains or losses due to translation adjustments recorded as unrealized gains (losses) within Unassigned surplus in the Statements of Liabilities, Capital and Surplus. All realized gains and losses due to exchange differences between settlement date and transaction date resulting from foreign currency transactions, not in support of foreign insurance operations, are included in Net realized capital gains (losses) in the Statements of Operations and Changes in Capital and Surplus.

Retirement Plans, Deferred Compensation, Postemployment Benefits and
Compensated Absences and Other Postretirement Benefit Plans
--------------------------------------------------------------------------------
The Company's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans. AIG charges the Company and its insurance company affiliates pursuant to intercompany expense sharing agreements; the expenses are then shared by the pool participants in accordance with the pooling agreement.

In August 2015, AIG amended the defined benefit pension plans, to freeze benefit accruals effective January 1, 2016. Consequently, these plans were closed to new participants and current participants ceased earning additional benefits as of December 31, 2015. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.

AIG sponsors various defined contribution plans that provide for pre-tax salary reduction contributions by its U.S. employees. The most significant plan is the AIG Incentive Savings Plan, to which the Company makes matching contributions of 100 percent of the first six percent of employee contributions, subject to Internal Revenue Service imposed limitations. Effective January 1, 2016, participants began receiving an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the Internal Revenue Service ("IRS")-imposed limitations.

The Company incurred employee related costs related to defined benefit and defined contribution plans during 2018, 2017 and 2016 of $5, $10 and $10, respectively.

Depreciation
--------------------------------------------------------------------------------
Certain assets, principally electronic data processing ("EDP") equipment, software and leasehold improvements are designated as nonadmitted assets and their net book value is deducted from surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding five years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement.

Income Taxes
--------------------------------------------------------------------------------
The Company files a consolidated U.S. federal income tax return with AIG. AIG has more than 300 subsidiaries which form part of this tax return. A complete listing of the participating subsidiaries is included in Note 8.

The Company is allocated U.S. federal income taxes based upon a tax sharing agreement (the "Tax Sharing Agreement") with AIG, effective January 1, 2018, and approved by the Company's Board of Directors. This agreement provides that the Company shall incur tax results that would have been paid or received by such company if it had filed a separate federal income tax return, with limited exceptions.

-------------------------------------------------------------------------------
21 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Additionally, while the agreement described above governs the current and deferred income tax recorded in the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes may at times be different. The terms of this agreement are based on principles consistent with the allocation of income tax expense or benefit on a separate company basis, except that:

    . The sections of the Internal Revenue Code relating to the Base Erosion Anti-abuse Tax ("BEAT") are applied, but only if the AIG consolidated group is subject to BEAT in the Consolidated Tax Liability, and;

    . The impact of Deferred Intercompany Transactions (as defined in Treas. Reg. (S)1.1502-13(b)(1), if the "intercompany items" from such transaction, as defined in Treas. Reg. (S)1.1502-13(b)(2), have not been taken into account pursuant to the "matching rule" of Treas. Reg.
       (S)1.1502-13(c)), are excluded from current taxation, provided however, that the Company records the appropriate deferred tax asset and/or deferred tax liability related to the gain or loss and includes such gain or loss in its separate return tax liability in the subsequent tax year when the deferred tax liability or deferred tax asset becomes current.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses that it may incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes.

Under the Tax Sharing Agreement, income tax liabilities related to uncertain tax positions and tax authority audit adjustments ("TAAAs") shall remain with the Company for which the income tax liabilities relate. Furthermore, if and when such income tax liabilities are realized or determined to no longer be necessary, the responsibility for any additional income tax liabilities, benefits or rights to any refunds due, remains with the Company.

In accordance with Circular Letter 1979-33 issued by the NY DFS, AIG shall establish and maintain an escrow account for amounts where the Company's separate return liability exceeds the AIG consolidated tax liability. As of December 31, 2018, the Company's separate return liability did not exceed the AIG consolidated tax liability and therefore no amounts were maintained in escrow.

Deferred Taxes
--------------------------------------------------------------------------------
The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized ("adjusted gross deferred tax asset"). The evaluation of the recoverability of the deferred tax asset and the need for a valuation allowance requires management to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it would be to support a conclusion that a valuation allowance is not needed.

The Company's framework for assessing the recoverability of deferred tax assets requires it to consider all available evidence, including:

    . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

    . the sustainability of recent operating profitability of the Company's subsidiaries;

    . the predictability of future operating profitability of the character necessary to realize the net deferred tax asset;

    . the carryforward periods for the net operating loss, capital loss and foreign tax credit carryforwards, including the effect of reversing taxable temporary differences; and

    . prudent and feasible actions and tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset.

The adjusted gross deferred tax asset is then assessed for statutory admissibility. The reversing amount eligible for loss carryback or the amount expected to be realized in three years is admissible, subject to the defined surplus limitation. The remaining adjusted gross deferred tax asset can be admitted to the extent of offsetting deferred tax liabilities.

2. Accounting Adjustments to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

A. Change in Accounting Principles
--------------------------------------------------------------------------------

2018 and 2017 Changes
--------------------------------------------------------------------------------

The Company did not adopt any material change in accounting principles in 2018 or 2017.

-------------------------------------------------------------------------------
22 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


2016 Changes
--------------------------------------------------------------------------------
In 2016, the Company adopted the following change in the SSAP:

Going Concern: In June 2015, the Statutory Accounting Principles Working Group adopted changes to SSAP No.1, , Disclosures of Accounting Policies, Risks & Uncertainties, and Other Disclosures ("SSAP 1"), with a December 31, 2016 effective date, requiring management to evaluate whether there are conditions that give rise to substantial doubt over the Company's ability to continue as a going concern within one year from the financial statement issuance date. Conditions that would give rise to substantial doubt ordinarily relate to the Company's ability to meet its obligations as they become due. If substantial doubt arises over the Company's ability to continue as a going concern, the Company shall provide disclosure detailing management's evaluation and the consideration of management's plans to alleviate any substantial doubt. The adoption of this change did not have an effect on the Company's financial condition, results of operations or cash flows.

B. Adjustments to Surplus
--------------------------------------------------------------------------------
During 2018, 2017 and 2016 the Company identified corrections that resulted in after-tax statutory adjustments to beginning capital and surplus of $72, $38 and $66, respectively. In accordance with SSAP No. 3, Accounting Changes and Corrections of Errors ("SSAP 3"), the corrections of errors have been reported in the 2018, 2017 and 2016 statutory financial statements as adjustments to Unassigned surplus. The impact of these corrections would have decreased the 2017 pre-tax income by $10 and decreased the 2016 pre-tax income by $20. Management has concluded that the effects of these errors on the previously issued financial statements were immaterial based on a quantitative and qualitative analysis. The impact to surplus, assets and liabilities as of January 1, 2018, 2017 and 2016 is presented in the following tables:

                                                        Policyholders' Total Admitted
2018 Adjustments                                           Surplus         Assets     Total Liabilities
----------------                                        -------------- -------------- -----------------
Balance at December 31, 2017                                $6,238        $25,638          $19,400
Adjustments to beginning Capital and Surplus:
   Asset corrections                                            56             56               --
   Liability corrections                                         6             --               (6)
   Income tax corrections                                       10             10               --
                                                            ------        -------          -------
       Total adjustments to beginning Capital and
         Surplus                                                72             66               (6)
                                                            ------        -------          -------
Balance at January 1, 2018 as adjusted                      $6,310        $25,704          $19,394
                                                            ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of a) an understatement in the carrying value of an investment impacting 2017 financials; b) deposit accounting not recorded within contract terms.

Liability corrections - The decrease in total liabilities is primarily the result of a) a net decrease in unearned premium reserves on multi-year direct policies; partially offset by b) an increase due to an over-cession of premiums and losses on a specific program.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

-------------------------------------------------------------------------------
23 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                Policyholders' Total Admitted
2017 Adjustments                                                   Surplus         Assets     Total Liabilities
----------------                                                -------------- -------------- -----------------
Balance at December 31, 2016                                        $6,448        $29,684          $23,236
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    27             27               --
   Liability corrections                                                 3             --               (3)
   Income tax corrections                                                8              8               --
                                                                    ------        -------          -------
       Total adjustments to beginning Capital and Surplus               38             35               (3)
                                                                    ------        -------          -------
Balance at January 1, 2017 as adjusted                              $6,486        $29,719          $23,233
                                                                    ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of the recording of real estate step up gains.

Liability corrections - The decrease in total liabilities is primarily the result of a) a decrease due to an over-accrual of insurance taxes, licenses and fees; partially offset by b) an increase resulting from the understatement of losses; c) an increase due to understatement of interest expense on environmental funds held and d) an increase for direct business which was being accounted for as Deposit Accounting in error.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

                                                                Policyholders' Total Admitted
2016 Adjustments                                                   Surplus         Assets     Total Liabilities
----------------                                                -------------- -------------- -----------------
Balance at December 31, 2015                                        $6,641        $26,103          $19,462
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    42             42               --
   Liability corrections                                                (3)            --                3
   Income tax corrections                                               27             27               --
                                                                    ------        -------          -------
       Total adjustments to beginning Capital and Surplus               66             69                3
                                                                    ------        -------          -------
Balance at January 1, 2016 as adjusted                              $6,707        $26,172          $19,465
                                                                    ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of a) an increase due to an overcharge of claims service fees related to an internally developed system; partially offset by b) a decrease due to understatement of the prior year expense allocation; and c) a decrease related to unsupported ceded premiums.

Liability corrections - The increase in total liabilities is primarily the result of a) an increase due to ceded losses reversed without consideration of contract limits; b) an increase due to recording of unsupported ceded reserves; and c) an increase resulting from losses understated on certain client accounts; partially offset by d) a decrease related to an overstatement of profit share between AIG PC Pool companies and AIG Warranty Guard Agency.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

-------------------------------------------------------------------------------
24 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


3. Investments
--------------------------------------------------------------------------------

A. Bond Investments
--------------------------------------------------------------------------------
The reconciliations from carrying value to fair value of the Company's bond investments as of December 31, 2018 and 2017 are outlined in the tables below:

                                                                                        Gross      Gross
                                                                            Carrying  Unrealized Unrealized   Fair
December 31, 2018                                                            Value      Gains      Losses     Value
-----------------                                                           --------- ---------- ---------- ---------
U.S. governments                                                            $      57  $      1    $  --    $      58
All other governments                                                             258         1       (4)         255
States, territories and possessions                                               432        20       (3)         449
Political subdivisions of states, territories and possessions                     382        13       (1)         394
Special revenue and special assessment obligations and all non-guaranteed
  obligations of agencies and authorities and their political subdivisions      2,636        53      (27)       2,662
Industrial and miscellaneous                                                   10,769       461     (113)      11,117
                                                                            ---------  --------    -----    ---------
Total                                                                       $  14,534  $    549    $(148)   $  14,935
                                                                            =========  ========    =====    =========

                                                                                        Gross      Gross
                                                                            Carrying  Unrealized Unrealized   Fair
December 31, 2017                                                            Value      Gains      Losses     Value
-----------------                                                           --------- ---------- ---------- ---------
U.S. governments                                                            $     109  $      2     $ --    $     111
All other governments                                                             207         1       (1)         207
States, territories and possessions                                               664        41       (1)         704
Political subdivisions of states, territories and possessions                     752        36       (1)         787
Special revenue and special assessment obligations and all non-guaranteed
  obligations of agencies and authorities and their political subdivisions      2,944       101      (13)       3,032
Industrial and miscellaneous                                                   10,477       565      (52)      10,990
                                                                            ---------  --------     ----    ---------
Total                                                                       $  15,153  $    746     $(68)   $  15,831
                                                                            =========  ========     ====    =========

The carrying values and fair values of bonds at December 31, 2018, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                           Carrying    Fair
December 31, 2018                                           Value      Value
-----------------                                         ---------- ----------
Due in one year or less                                   $      487 $      487
Due after one year through five years                          2,557      2,567
Due after five years through ten years                         1,882      1,873
Due after ten years                                            1,959      1,986
Structured securities                                          7,693      8,065
                                                          ---------- ----------
Total                                                     $   14,578 $   14,978
                                                          ========== ==========

-------------------------------------------------------------------------------
25 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Mortgage Loan Investments
--------------------------------------------------------------------------------
The minimum and maximum lending rates for mortgage loans during 2018 were:

                                   Minimum        Maximum
                  Category      Lending Rate % Lending Rate %
                  --------      -------------- --------------
                  Office             4.3%           5.0%
                  Industrial         3.0%           4.5%
                  Multi-Family       2.1%           4.3%
                  Residential        2.9%           5.2%

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 95 percent. The Company's mortgage loan portfolio is current as to payments of principal and interest, for both periods presented. There were no significant amounts of nonperforming mortgages (defined as those loans where payment of contractual principal or interest is more than 90 days past due) during any of the periods presented. The Company did not have any advanced amounts for taxes or assessments. The following table details an analysis of mortgage loans as of December 31, 2018 and 2017:

                                   Residential            Commercial
                                ----------------- ---------------------------
                           Farm Insured All Other Insured All Other Mezzanine Total
                           ---- ------- --------- ------- --------- --------- ------
2018
   Recorded Investment
   Current                 $--    $--     $486      $--    $2,191      $--    $2,677
   30 - 59 days past due    --     --        2       --        --       --         2
                           ---    ---     ----      ---    ------      ---    ------
   Total                   $--    $--     $488      $--    $2,191      $--    $2,679
                           ---    ---     ----      ---    ------      ---    ------
2017
   Recorded Investment
   Current                 $--    $--     $339      $--    $1,727      $--    $2,066
   30 - 59 days past due    --     --        1       --        --       --         1
                           ---    ---     ----      ---    ------      ---    ------
Total                      $--    $--     $340      $--    $1,727      $--    $2,067
                           ===    ===     ====      ===    ======      ===    ======

C. Loan-Backed and Structured Securities
--------------------------------------------------------------------------------

The Company did not record any non-credit OTTI losses during 2018 and 2017 for LBaSS.

As of December 31, 2018 and 2017, the Company held LBaSS for which it recognized $43 and $19 respectively of credit-related OTTI based on the present value of projected cash flows being less than the amortized cost of the securities.

The following table shows the aggregate unrealized losses and related fair value relating to those securities for which an OTTI has not been recognized as of the reporting date and the length of time that the securities have been in a continuous unrealized loss position:

Years Ended December 31,                                              2018        2017
------------------------                                            --------    --------
Aggregate unrealized losses:
   Less than 12 Months                                              $     36    $     28
   12 Months or longer                                              $     41    $      5
Aggregate related fair value of securities with unrealized losses:
   Less than 12 Months                                              $  1,723    $  2,178
   12 Months or longer                                              $  1,376    $    215

The Company held structured notes as of December 31, 2018 and 2017 with a total carrying value of $140 and $128, respectively. There were no structured notes held as of December 31, 2018 and 2017 which were considered mortgage-referenced securities.

-------------------------------------------------------------------------------
26 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Unrealized losses
--------------------------------------------------------------------------------
The fair value of the Company's bonds and stocks that had gross unrealized losses (where fair value is less than amortized cost) as of December 31, 2018 and 2017 are set forth in the tables below:

December 31, 2018                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $   13     $  --      $   22     $  --      $   35     $  --
All other governments                     67        (3)        124        (4)        191        (7)
States, territories and possessions       51        (3)         44        (1)         95        (4)
Political subdivisions of states,
  territories and possessions             49        (1)         52        (1)        101        (2)
Special revenue and special
  assessment obligations and all
  non-guaranteed obligations of
  agencies and authorities and
  their political subdivisions           264        (3)        723       (24)        987       (27)
Industrial and miscellaneous           3,360       (99)      1,825       (67)      5,185      (166)
                                      ------     -----      ------     -----      ------     -----
Total bonds                           $3,804     $(109)     $2,790     $ (97)     $6,594     $(206)
                                      ------     -----      ------     -----      ------     -----
Affiliated                                --        --          10        (5)         10        (5)
Non-affiliated                             9        (1)         --        --           9        (1)
                                      ------     -----      ------     -----      ------     -----
Total common stocks                   $    9     $  (1)     $   10     $  (5)     $   19     $  (6)
                                      ------     -----      ------     -----      ------     -----
Total bonds and stocks                $3,813     $(110)     $2,800     $(102)     $6,613     $(212)
                                      ======     =====      ======     =====      ======     =====

December 31, 2017                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $    8      $ --       $ --       $ --      $    8     $  --
All other governments                    138        (3)        23         (1)        161        (4)
States, territories and possessions       49        (1)         6         --          55        (1)
Political subdivisions of states,
  territories and possessions             35        --         35         (1)         70        (1)
Special revenue and special
  assessment obligations and all
  non-guaranteed obligations of
  agencies and authorities and
  their political subdivisions           541       (12)       100         (1)        641       (13)
Industrial and miscellaneous           2,674       (46)       625        (16)      3,299       (62)
                                      ------      ----       ----       ----      ------     -----
Total bonds                           $3,445      $(62)      $789       $(19)     $4,234     $ (81)
                                      ------      ----       ----       ----      ------     -----
Affiliated                                --        --        128        (49)        128       (49)
Non-affiliated                             5        --         --         --           5        --
                                      ------      ----       ----       ----      ------     -----
Total common stocks                   $    5      $ --       $128       $(49)     $  133     $ (49)
                                      ------      ----       ----       ----      ------     -----
Total bonds and stocks                $3,450      $(62)      $917       $(68)     $4,367     $(130)
                                      ======      ====       ====       ====      ======     =====

E. Realized Gains Losses
--------------------------------------------------------------------------------

Proceeds from sales and associated gross realized gains (losses) for the years ended December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31         2018               2017               2016
-----------------------  ------------------ ------------------ ------------------
                                   Equity             Equity             Equity
                          Bonds  Securities  Bonds  Securities  Bonds  Securities
                         ------  ---------- ------  ---------- ------  ----------
Proceeds from sales      $1,924     $339    $5,648     $59     $3,895     $34
Gross realized gains         14       21        79       5         83      12
Gross realized losses       (27)      --       (69)     --        (48)     --

-------------------------------------------------------------------------------
27 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


F. Derivative Financial Instruments
--------------------------------------------------------------------------------
The Company holds currency as well as interest rate derivative financial instruments in the form of currency swaps, interest rate swaps, and currency forwards and futures to manage risk from currency exchange rate fluctuations, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. While not accounted for under hedge accounting, the currency derivatives are economic hedges of the Company's exposure to fluctuations in the value of receipts on certain investments held by the Company denominated in foreign currencies (primarily GBP and EUR), or of the Company's exposure to fluctuations in recorded amounts of loss reserves denominated in foreign currencies (primarily JPY). Additionally, interest rate derivatives were entered into to manage risk from fluctuating interest rates in the market, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. The interest rate derivatives are cash flow hedges of the Company's exposure to fluctuations in LIBOR/EURIBOR rates on investments in collateralized loan obligations.

Market Risk

The Company is exposed under these types of contracts to fluctuations in value of the swaps and forwards and variability of cash flows due to changes in interest rates and exchange rates.

Credit Risk

The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements

The Company is subject to collateral requirements on its currency and interest rate derivative contracts. Additionally, the Company is required to make currency exchanges on fixed dates and fixed amounts or fixed exchange rates, or make a payment in the amount of foreign currency physically received on certain foreign denominated investments. For interest rate swaps, the Company is required to make payments based on a floating rate (LIBOR/EURIBOR) on a fixed payment date.

The currency and interest rate derivatives do not qualify for hedge accounting. As a result, the Company's currency and interest rate contracts are accounted for at fair value and the changes in fair value are recorded as unrealized gains (losses) in Unassigned surplus within the Statements of Operations and Changes in Capital and Surplus until the contract expires, paid down or is redeemed early. In the event a contract is fully redeemed before its expiration, the related unrealized amounts will be recognized in the Net realized capital gains (losses). Furthermore, if the contract has periodic payments or fully matures, any related unrealized amounts are recognized in net investment income.

The Company did not apply hedge accounting to any of its derivatives for any period in these financial statements. The following tables summarize the outstanding notional amounts, the fair values and the realized and unrealized gains or losses of the derivative financial instruments held by the Company for the years ended December 31, 2018 and 2017.

                                   December 31, 2018         Year ended December 31, 2018
                               -------------------------- ----------------------------------
Derivative Financial             Outstanding              Realized capital Unrealized capital
Instrument                     Notional Amount Fair Value gains/ (losses)   gains / (losses)
--------------------           --------------- ---------- ---------------- ------------------
Swaps                              $1,334         $ 5           $(2)              $25
Forwards                               --          --            --                (1)
                                   ------         ---           ---               ---
Total                              $1,334         $ 5           $(2)              $24
                                   ======         ===           ===               ===

                                   December 31, 2017         Year ended December 31, 2017
                               -------------------------  ----------------------------------
Derivative Financial             Outstanding              Realized Capital Unrealized capital
Instrument                     Notional Amount Fair Value  gains/(losses)    gains / losses
--------------------           --------------- ---------- ---------------- ------------------
Swaps                               $583          $(15)         $(9)              $(44)
Forwards                             250             1            1                  4
                                    ----          ----          ---               ----
Total                               $833          $(14)         $(8)              $(40)
                                    ====          ====          ===               ====

-------------------------------------------------------------------------------
28 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


G. Other Invested Assets
--------------------------------------------------------------------------------
During 2018, 2017 and 2016, the Company recorded OTTI losses on investments in joint ventures and partnerships of $91, $81, and $66, respectively.

H. Investment Income
--------------------------------------------------------------------------------
The Company had $0 and $1 accrued investment income receivables over 90 days past due as of December 31, 2018 and 2017, respectively. Investment expenses of $36, $42 and $33 were included in Net investment income earned for the years ended December 31, 2018, 2017 and 2016, respectively.

I. Restricted Assets
--------------------------------------------------------------------------------
The Company had securities deposited with regulatory authorities, as required by law, with a carrying value of $1,676 and $1,645 as of December 31, 2018 and 2017, respectively.

4. Fair Value of Financial Instruments
--------------------------------------------------------------------------------
The following tables present information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement as of December 31, 2018 and 2017:

December 31, 2018                              Level 1 Level 2 Level 3  Total
-----------------                              ------- ------- ------- -------
Bonds                                          $   --  $  578  $   96  $   674
Common stocks                                     111      --      25      136
Mutual funds                                        2      --      --        2
Derivative assets                                  --      22      --       22
Derivative liabilities                             --     (17)     --      (17)
                                               ------  ------  ------  -------
Total                                          $  113  $  583  $  121  $   817
                                               ======  ======  ======  =======

December 31, 2017                             Level 1 Level 2  Level 3  Total
-----------------                             ------- -------  ------- -------
Bonds                                         $   --  $   245  $   65  $   310
Common stocks                                    136      276      22      434
Mutual funds                                       1        2      --        3
Derivative assets                                 --        6      --        6
Derivative liabilities                            --      (20)     --      (20)
                                              ------  -------  ------  -------
Total                                         $  137  $   509  $   87  $   733
                                              ======  =======  ======  =======

There were no assets carried at fair value that were transferred between Level 1 and Level 2 during 2018. During the year ended December 31, 2017, $2 of common stocks transferred from Level 1 to Level 2 as an alternative method was utilized to determine fair value as active market price was not readily accessible.

-------------------------------------------------------------------------------
29 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


A. Fair Value Measurements in Level 3 of the Fair Value Hierarchy
--------------------------------------------------------------------------------
The following tables show the balance and activity of financial instruments classified as level 3 in the fair value hierarchy for the years ended
December 31, 2018 and 2017.

                                                       Total Realized
                                                       Gains (Losses)                 Purchases,
               Beginning                                included in     Unrealized      Sales,
               Balance at                                   Net       Gains (Losses)  Issuances,   Balance at
               January 1, Transfers into Transfers out   Investment    Included in   Settlements, December 31,
                  2018       Level 3      of Level 3       Income        Surplus         Net          2018
               ---------- -------------- ------------- -------------- -------------- ------------ ------------
Bonds             $65          $98           $(141)         $(13)          $(2)          $ 89         $ 96
Common stocks      22            1             (26)           15            (2)            15           25
                  ---          ---           -----          ----           ---           ----         ----
Total             $87          $99           $(167)         $  2           $(4)          $104         $121
                  ===          ===           =====          ====           ===           ====         ====

                                                       Total Realized
                                                       Gains (Losses)                 Purchases,
               Beginning                                included in     Unrealized      Sales,
               Balance at                                   Net       Gains (Losses)  Issuances,   Balance at
               January 1, Transfers into Transfers out   Investment    Included in   Settlements, December 31,
                  2017       Level 3      of Level 3       Income        Surplus         Net          2017
               ---------- -------------- ------------- -------------- -------------- ------------ ------------
Bonds             $66          $16           $(85)          $(1)           $--           $69          $65
Common Stocks      21           --             --             5             --            (4)          22
                  ---          ---           ----           ---            ---           ---          ---
Total             $87          $16           $(85)          $ 4            $--           $65          $87
                  ===          ===           ====           ===            ===           ===          ===

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of Level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level 3 instruments, and includes only those instruments for which information about the inputs is reasonably available to the Company, such as data from independent third-party valuation service providers and from internal valuation models. Because input information from third-parties with respect to certain Level 3 instruments may not be reasonably available to the Company, balances shown below may not equal total amounts reported for such Level 3 assets.

         Fair Value at December 31, 2018 Valuation Technique  Unobservable Input Range (Weighted Average)
         ------------------------------- -------------------- ------------------ ------------------------
Assets:
Bonds                  $31               Discounted cash flow       Yield         3.94% - 5.75% (4.85%)

-------------------------------------------------------------------------------
30 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Fair Value of all Financial Instruments
--------------------------------------------------------------------------------
The table below details the fair value of all financial instruments except for those accounted for under the equity method as of December 31, 2018 and 2017:

                                                                                               Not
                                             Aggregate  Admitted                           Practicable
December 31, 2018                            Fair Value  Assets  Level 1 Level 2  Level 3 (Carry Value)
-----------------                            ---------- -------- ------- -------  ------- -------------
Bonds                                         $14,935   $14,534   $ --   $10,809  $4,126       $--
Cash equivalents and short term investments       191       191    134        57      --        --
Common stock                                      145       145    111         9      25        --
Derivative assets                                  22        22     --        22      --        --
Derivative liabilities                            (17)      (17)    --       (17)     --        --
Mortgage loans                                  2,673     2,679     --        --   2,673        --
Mutual funds                                        2         2      2        --      --        --
Preferred stock                                    50        49     --        50      --        --
                                              -------   -------   ----   -------  ------       ---
Total                                         $18,001   $17,605   $247   $10,930  $6,824       $--
                                              =======   =======   ====   =======  ======       ===

                                                                                               Not
                                             Aggregate  Admitted                           Practicable
December 31, 2017                            Fair Value  Assets  Level 1 Level 2  Level 3 (Carry Value)
-----------------                            ---------- -------- ------- -------  ------- -------------
Bonds                                         $15,831   $15,153   $ --   $11,434  $4,397       $--
Cash equivalents and short term investments       138       138    138        --      --        --
Common stock                                      445       445    136       288      21        --
Derivative assets                                   6         6     --         6      --        --
Derivative liabilities                            (20)      (20)    --       (20)     --        --
Mortgage loans                                  2,079     2,067     --        --   2,079        --
Mutual funds                                        3         3      1         2      --        --
Preferred stock                                    50        49     --        50      --        --
                                              -------   -------   ----   -------  ------       ---
Total                                         $18,532   $17,841   $275   $11,760  $6,497       $--
                                              =======   =======   ====   =======  ======       ===

5. Reserves for Losses and Loss Adjustment Expenses
--------------------------------------------------------------------------------
A roll forward of the Company's net reserves for losses and LAE as of December 31, 2018, 2017 and 2016, is set forth in the table below:

December 31,                                                   2018     2017     2016
------------                                                 -------  -------  -------
Reserves for losses and LAE, end of prior year               $12,115  $12,210  $13,171
                                                             -------  -------  -------
Incurred losses and LAE related to:
   Current accident year                                       4,000    4,700    4,377
   Prior accident year                                           260      277    1,102
                                                             -------  -------  -------
   Total incurred losses and LAE                             $ 4,260  $ 4,977  $ 5,479
                                                             -------  -------  -------
Paid losses and LAE related to:
   Current accident year                                      (1,182)  (1,140)  (1,123)
   Prior accident year                                        (4,258)  (3,932)  (5,317)
                                                             -------  -------  -------
   Total paid losses and LAE                                  (5,440)  (5,072)  (6,440)
                                                             -------  -------  -------
Reserves for losses and LAE, end of current year             $10,935  $12,115  $12,210
                                                             =======  =======  =======

During 2018, after applying the impact of the ADC, the Company reported net unfavorable prior year development on loss and LAE reserves of approximately $260, which includes a decrease in loss reserve discount on prior accident years of $24. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior year loss reserve development of $491.

-------------------------------------------------------------------------------
31 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The 2018 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty, driven by the combination of construction defect and construction wrap claims from accident years 2015 and prior where the Company reacted to significant increases in severity and longer claim reporting patterns, as well as higher than expected loss severity in accident years 2016 and 2017, which led to an increase in estimates for these accident years;

    . Unfavorable prior year development in financial lines, primarily from directors & officers (D&O) and employment practices liability (EPLI) policies covering corporate and national insureds as well as private and not-for-profit insureds. This development was predominantly in accident years 2014-2017 and resulted largely from increases in severity as the frequency of class action lawsuits increased in those years; and

    . Unfavorable prior year development in personal lines reflecting an increase in estimates in respect of the California Wildfires and Hurricane Irma.

During 2017, after applying the impact of the ADC, the Company reported net unfavorable prior year development on loss and LAE reserves of approximately $277, which includes a decrease in loss reserve discount on prior accident years of $45. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior loss reserve development of $452.

The 2017 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty and primarily general liability products within Other Liability - Occurrence line of business, driven primarily by increases in underlying severity and greater than expected loss experience in accident year 2016 as well as increased development from claims related to construction defects and construction wrap business (largely from accident years 2006 and prior);

    . Unfavorable prior year development in excess casualty and directors and officers ("D&O") within Other Liability - Claims-Made line of business, covering privately owned and not-for-profit insureds. The D&O development was predominantly in accident year 2016 and resulted largely from increases in bankruptcy-related claims and fiduciary liability claims for large educational institutions; and

    . Unfavorable prior year development primarily driven by commercial auto business in the program business unit. A significant portion of this development came from accident year 2016 with much of it related to programs that have been terminated over the past year.

During 2016, the Company reported adverse loss and LAE net reserve development of $1,102 which includes a loss reserve discount of $152 due to accretion. The adverse development is comprised mainly of development on the Primary Workers Compensation class of business of $669, the Primary General Liability class of business of $270, the Excess Casualty class of business of $268, the Medical Malpractice class of business of $152, the Primary Commercial Auto class of business of $123, and the Programs class of business of $131. In addition, favorable prior year loss development on retrospectively rated policies was $12 as of December 31, 2016, which was offset by additional return premiums. Original estimates are adjusted as additional information becomes known regarding individual claims. As a result of the ADC, there was $514 of prior year development (net of discount) ceded to NICO. Refer to Note 1 for further details regarding this transaction.

The Company's reserves for losses and LAE have been reduced for anticipated salvage and subrogation of $249, $252 and $242 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company paid $9, $32 and $36 in the reporting period to settle 204, 233 and 54 claims related to extra contractual obligations or bad faith claims stemming from lawsuits for the years ended December 31, 2018, 2017 and 2016, respectively.

A. Asbestos/Environmental Reserves
--------------------------------------------------------------------------------
The Company has indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1986 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held.
This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

-------------------------------------------------------------------------------
32 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The Company has exposure to asbestos and/or environmental losses and LAE costs arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

                                                Asbestos Losses          Environmental Losses
                                           -------------------------  -------------------------
December 31,                                 2018     2017     2016     2018     2017     2016
------------                               -------  -------  -------  -------  -------  -------
   Direct
Loss and LAE reserves, beginning of year   $   797  $   838  $   819  $   215  $   255  $   149
Impact of pooling restructure transaction       --       --      137       --       --       25
Incurred losses and LAE                        (17)       2       37       97        1       91
Calendar year paid losses and LAE              (53)     (43)    (155)     (27)     (41)     (10)
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $   727  $   797  $   838  $   285  $   215  $   255
                                           -------  -------  -------  -------  -------  -------
   Assumed reinsurance
Loss and LAE reserves, beginning of year   $   258  $   249  $   264  $    19  $    15  $    14
Impact of pooling restructure transaction       --       --       43       --       --        2
Incurred losses and LAE                         76       27        1       (1)       6       (1)
Calendar year paid losses and LAE              (18)     (18)     (59)      (1)      (2)      --
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $   316  $   258  $   249  $    17  $    19  $    15
                                           -------  -------  -------  -------  -------  -------
   Net of reinsurance
Loss and LAE reserves, beginning of year   $     1  $     1  $     9  $    --  $    --  $    --
Impact of pooling restructure transaction       --       --        2       --       --       --
Incurred losses and LAE                         --       --       --       --       --       --
Calendar year paid losses and LAE               --       --      (10)      --       --       --
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $     1  $     1  $     1  $    --  $    --  $    --
                                           =======  =======  =======  =======  =======  =======

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

Included in the above table are loss and LAE - IBNR and bulk reserves arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

Asbestos                                            Loss Reserves LAE Reserves
December 31,                                         2018   2017   2018   2017
------------                                        ------ ------ ------ ------
Direct basis:                                       $  350 $  406 $   39 $   45
Assumed reinsurance basis:                             125     78     14      9
Net of ceded reinsurance basis:                         --     --     --     --

Environmental                                       Loss Reserves LAE Reserves
December 31,                                         2018   2017   2018   2017
------------                                        ------ ------ ------ ------
Direct basis:                                       $  112 $   68 $   48 $   29
Assumed reinsurance basis:                               5      3      2      1
Net of ceded reinsurance basis:                         --     --     --     --

B. Loss Portfolio Transfer
--------------------------------------------------------------------------------

On February 12, 2018, the Company and certain AIG affiliated insurers (collectively, the "Reinsureds" (as cedants), each of which is a member of the Combined Pool) commuted certain loss portfolio reinsurance agreements with Eaglestone (as reinsurer). The commuted reinsurance agreements with Eaglestone related to environmental impairment liability and related exposures, pre-1986 environmental, public entity, occupational accident exposures, miscellaneous run-off general liability and workers' compensation exposures, and selected physicians and surgeons professional liability policies. The commutation settlement was equal to the statutory balances as of the January 1, 2017 effective date.

-------------------------------------------------------------------------------
33 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


On the same date, the Reinsureds (as cedants), Eaglestone (as original reinsurer), and Fortitude Re (as replacement reinsurer), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda, entered into a novation agreement whereby obligations of excess workers' compensation business previously ceded by the Reinsureds to Eaglestone were transferred to Fortitude Re. The novation consideration was equal to the total statutory reserves ceded to Eaglestone as of the January 1, 2017 effective date.

Further, and also on the same date, a book of assumed reinsurance business of the Reinsureds, which was previously embedded in one of the LPTs that was commuted, was ceded back to Eaglestone as a separate LPT ("Re-ceded Portfolio") on a fund transferred basis with settlement equal to the statutory balances as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds.

Finally, the Reinsureds (as cedants) ceded substantially all commuted business as detailed above through various LPT reinsurance agreements to Fortitude Re (as replacement reinsurer). Additionally, at the same time, the Reinsureds also ceded to Fortitude Re additional business related to certain excess workers' compensation (accident years 2011 and 2012), certain pollution legal liability, buffer trucking, some healthcare primary and excess product coverages businesses. The consideration for the above reinsurance agreements is equal to the statutory book value of the ceded liabilities as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds. The consideration was settled on a funds withheld basis. Interest on the funds withheld is determined by the total return of a certain earmarked portfolio of assets owned by the Reinsureds.

The recording of these transactions by the Reinsureds in the first quarter of 2018 required the reversal of interest expense on funds held due to Eaglestone on the commuted portfolios and the recognition of interest expense due to Fortitude Re on the commuted portfolios and the new cessions, in order to record the effect of the transaction as of the stated effective date of January 1, 2017.

A reconciliation of change in reserves and corresponding consideration (paid) received for the above transactions between Eaglestone, Fortitude Re and the Reinsureds for the effective date of January 1, 2017 are shown below:

                                                                 LPTs
                                                             (Previously
                                                               commuted
                                                             business and
                                                              2016 Exit   Re-ceded
Company                                 Novation Commutation  Portfolio)  Portfolio  Total
-------                                 -------- ----------- ------------ --------- -------
Reserves
--------
Eaglestone Reinsurance Company          $(1,577)   $(2,895)    $    --      $ 41    $(4,431)
Fortitude Reinsurance Company             1,577         --       4,013        --      5,590
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                         --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company           --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company               --        869      (1,203)      (13)      (347)
Total Combined Pool                          --      2,895      (4,013)      (41)    (1,159)

Consideration (Paid) Received as Funds
Held, Cash and Securities
--------------------------------------
Eaglestone Reinsurance Company           (1,734)    (2,895)         --        41     (4,588)
Fortitude Reinsurance Company             1,734         --       4,013        --      5,747
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                         --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company           --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company               --        869      (1,203)      (13)      (347)
Total Combined Pool                          --      2,895      (4,013)      (41)    (1,159)

-------------------------------------------------------------------------------
34 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The below table presents the reserves as of December 31, 2017 that were transferred during 2018 between Eaglestone, Fortitude Re and the Reinsureds for the above transactions:

                                                                       LPTs
                                                                   (Previously
                                                                     commuted
                                                                   business and
                                                                    2016 Exit   Re-ceded  Total Change in
Company                                       Novation Commutation  Portfolio)  Portfolio    Reserves
-------                                       -------- ----------- ------------ --------- ---------------
Eaglestone Reinsurance Company                $(1,477)   $(2,567)    $    --      $ 32        $(4,012)
Fortitude Reinsurance Company                   1,477         --       3,442        --          4,919
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                               --        898      (1,205)      (11)          (318)
   American Home Assurance Company                 --        898      (1,205)      (11)          (318)
   Lexington Insurance Company                     --        771      (1,032)      (10)          (271)
Total Combined Pool                                --      2,567      (3,442)      (32)          (907)

C. Discounting of Liabilities for Unpaid Losses or Unpaid Loss Adjustment
   Expenses
--------------------------------------------------------------------------------
The Company discounts its workers' compensation (both tabular and non-tabular) reserves.

The calculation of the Company's tabular discount is based upon the mortality table used in the 2007 US Decennial Life Table, and applying a 3.5 percent interest rate. Only case basis reserves are subject to tabular discounting. The December 31, 2018 and 2017 liabilities include $569 and $781 of such discounted reserves, respectively.

Tabular Reserve Discount
--------------------------------------------------------------------------------
The table below presents the amount of tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016.

Lines of Business                                         2018     2017        2016
-----------------                                       -------- --------    --------
Workers' Compensation
   Case Reserves                                        $    135 $    134    $     96

As of December 31, 2018 and 2017, the tabular case reserve discount is presented net of the ceded discount related to the ADC of $184 and $162, respectively.

Non-Tabular Discount
--------------------------------------------------------------------------------
The Company's non-tabular workers' compensation case reserves are discounted using the Company's own payout pattern and a 5 percent interest rate, as prescribed by NY SAP. The table below presents the amount of non-tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016.

Lines of Business                                         2018        2017        2016
-----------------                                       --------    --------    --------
Workers' Compensation
   Case Reserves                                        $     73    $     86    $    159

As of December 31, 2018 and 2017, the non-tabular case reserve discount is presented net of the ceded discount related to the ADC of $193 and $187, respectively.

-------------------------------------------------------------------------------
35 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


6. Related Party Transactions
--------------------------------------------------------------------------------

A. Combined Pooling Agreement
--------------------------------------------------------------------------------
2017 Pooling Restructure Transaction

In 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during March 2017. The change in the Combined Pooling Agreement had no effect on the Company's reported assets, liabilities, surplus, operations or cash flow, as the Company's participation in the pool remained the same.

2016 Pooling Restructure Transaction

In 2016, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during February 2016. C&I distributed to AIG PC US, its parent, an amount of $700, of which $158 was an extraordinary dividend and $542 was a return of capital. Subsequently, AIG PC US made a contribution to American Home in the amount of $700.

The following table shows the changes in assets, liabilities and surplus as a result of the 2016 Pooling Restructure Transaction:

                                                                       Amount
                                                                       ------
  Assets:
     Agents' balances or uncollected premiums                          $  286
     Amounts recoverable from reinsurers                                   51
     Funds held by or deposited with reinsured companies                   31
     Other insurance assets                                                37
                                                                       ------
         Total Assets                                                     405
                                                                       ------
  Liabilities
     Unearned premium reserves (net)                                      521
     Reinsurance payable on paid losses and loss adjustment expenses       34
     Reserves for losses and loss adjustment expenses (net)             2,265
     Funds held by company under reinsurance treaties                     227
     Ceded reinsurance premiums payable                                    47
     Other insurance liabilities                                          140
                                                                       ------
         Total Liabilities                                             $3,234
                                                                       ------
  Statements of Operations and Changes in Surplus
     Net premiums written                                              $  521
     Change in unearned premium reserves                                 (521)
                                                                       ------
     Premiums earned                                                       --
                                                                       ------
     Other underwriting expenses incurred                                  82
                                                                       ------
     Net loss                                                             (82)
                                                                       ------
     Total change in Surplus                                              (82)
                                                                       ------
  Net Impact                                                           $2,747
                                                                       ------
  Consideration received
     Securities received                                               $   18
     Cash received                                                      2,729
                                                                       ------
  Consideration Received                                               $2,747
                                                                       ======

Other underwriting expenses incurred represent the net expense allowance impact to the Company pursuant to the Combined Pooling Agreement.

-------------------------------------------------------------------------------
36 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The Company received a permitted practice from the domiciliary state that resulted in the reporting of consideration for the transfer of undiscounted loss reserves as paid (or negative paid) losses within losses incurred, rather than presenting such amounts within premiums written and earned. This permitted practice only relates to the inception of the pooling arrangement. As a result, the consideration paid relating to unearned premium is reflected as negative premiums written, as offset by the change in unearned premium, and the consideration relating to the transfer of undiscounted loss reserves and loss adjustment expenses was recorded as negative paid losses, as offset by the change in net losses incurred. This permitted practice had no effect upon net income or surplus for the period.

Statutory accounting principles allow for prospective accounting treatment for modifications to existing intercompany pooling agreements that do not result in a gain in surplus to the insurance group or to impacted companies. Transfer of both assets and the liabilities valued at statutory book value ensures that there is no impact to surplus as a result of implementing a modification to an existing pooling arrangement. Under the terms of the Combined Pooling agreement, which was approved by the individual company's Insurance Department state of domicile, all assets and liabilities were transferred at statutory book value, gross of admissibility, recoverability allowances, provisions and discount amounts. Due to the adjustment for these amounts, there were impacts to the individual companies' net income and surplus amounts, mainly due to the prescribed or permitted practices of the individual company's Insurance Department state of domicile in comparison to other states of domicile. Specifically, changes in discount resulting from the net reduction in workers' compensation reserves retained following the reduction in the Company's pooling participation were reflected as a charge to income based on the state prescribed discount rates. In addition, the Companies were compensated for any previous acquisition costs associated with unearned premium reserves that were subject to transfer, as well as certain expense reallocations that had no effect to the Combined Pool. As a result of the transaction, the Company recorded an increase/(decrease) in its Assets, Liabilities, Surplus and Net Income subsequent to the changes associated with the net consideration received (described above), yet inclusive of the change in discount, acquisition costs and expense reallocation adjustments as follows:

                                    Net Admitted                      Net
    Line Description                   Assets    Liabilities Surplus Income
    ----------------                ------------ ----------- ------- ------
    Change in nonadmitted assets        $--          $--      $(21)   $ --
    Workers' compensation discount       --           --        83      83
    Other allocations                    --           --       (20)    (14)
                                        ---          ---      ----    ----
    Total                               $--          $--      $ 42    $ 69
                                        ===          ===      ====    ====

B. American International Overseas Association
--------------------------------------------------------------------------------
AIG formed the Association, a Bermuda exempted limited partnership, in 1976, as the pooling mechanism for AIG's international general insurance operations. At the time of forming the Association, the member companies entered into a reinsurance agreement to govern the business pooled in the Association. The current participation percentages for the Association Pool member companies are set forth in the table below.

                                                   NAIC Co. Participation
      Member Company                                 Code      Percent
      --------------                               -------- -------------
      Combined Pool Member companies, as follows:
         National Union                             19445        78%
         New Hampshire                              23841        12%
         American Home                              19380        10%

The Company's participation in the Association is pooled among all Pool members in proportion to their participation in the Combined Pool.

-------------------------------------------------------------------------------
37 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


C. Significant Transactions
--------------------------------------------------------------------------------
The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2018, 2017 and 2016 between the Company and affiliated companies in which the value exceeded one-half of one percent of the Company's admitted assets as of December 31, 2018, 2017 and 2016:

                                                                                  2018
                                                            -------------------------------------------------
                                                             Assets Received by      Assets Transferred by
                                                                 the Company              the Company
                                                            --------------------- ---------------------------
Date of                                                     Statement
Transaction  Explanation of Transaction  Name of Affiliate    Value   Description Statement Value Description
-----------  --------------------------  -----------------  --------- ----------- --------------- -----------
 12/31/18      Capital Contribution        (a)AIG PC US       $150    Receivables       --            --
                                                              ----    -----------       --            --
(a) Refer to Note 11 and 12 for more details.

                                                                                          2017
                                                                    -------------------------------------------------
                                                                    Assets Received by the  Assets Transferred by the
                                                                           Company                   Company
                                                                    ---------------------  ---------------------------
Date of                                                             Statement
Transaction      Explanation of Transaction      Name of Affiliate    Value    Description Statement Value Description
-----------  ----------------------------------  -----------------  ---------  ----------- --------------- -----------
 01/19/17    Purchase of securities                 AIG, Inc.         $264     Securities       $264             Cash
 10/31/17    Purchase and sale of securities        Lexington          343     Securities        359       Securities
 10/31/17    Purchase of securities                 Lexington           16        Cash            --               --
 10/31/17    Purchase and sale of securities        National           499     Securities        507       Securities
                                                    Union
 10/31/17    Purchase of securities                 National             9        Cash            --               --
                                                    Union

                                                                                            2016
                                                                    -----------------------------------------------------
                                                                       Assets Received by        Assets Transferred by
                                                                           the Company                the Company
                                                                    ------------------------- ---------------------------
Date of                                                             Statement
Transaction      Explanation of Transaction      Name of Affiliate    Value     Description   Statement Value Description
-----------  ----------------------------------- -----------------  --------- --------------- --------------- -----------
 01/25/16    Receivable for Capital Contribution   (a)AIG PC US       $650         Securities      $ --               --
 02/29/16    Capital Contribution                  AIG PC US           700         Securities        --               --
 06/30/16    Dividend                              AIG PC US            --                 --       300       Securities
 09/30/16    Dividend                              AIG PC US            --                 --       300       Securities
 Various     Sale of Securities                    The Variable        310                 --       310             Cash
                                                   Annuity Life
                                                   Insurance
                                                   Company
 Various     Purchase of Securities                American            187    Securities/Cash       187       Securities
                                                   General Life
                                                   Insurance
                                                   Company

(a)Refer to Note 11 for more details.

AIG Global Real Estate Investment Corp. ("AIGGRE") Restructure

In 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIGGRE (including its investment management affiliates), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018.

In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $276 (representing an approximately 23% equity interest therein), and contributed the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $209) and received a cash payment from the fund of approximately $24.

-------------------------------------------------------------------------------
38 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $621 (representing approximately 23% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $702) and received a cash payment from the fund of approximately $224.

Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $52 (representing an approximately 8% equity interest therein), and contributed cash to the fund (approximately $34).

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I, after certain additional capital was called, was approximately $91, $134, and $24, respectively.

As of December 31, 2018 the Company's balance in the U.S. Fund I, U.S. Fund II and Europe Fund I was $101, $342, and $27, respectively.

D. Amounts Due to or from Related Parties
--------------------------------------------------------------------------------

At December 31, 2018 and 2017, the Company reported the following receivables/payables balances from/to its Ultimate Parent, subsidiaries and affiliates (excluding reinsurance transactions). Intercompany agreements have defined settlement terms and related receivables are reported as nonadmitted if balances due remain outstanding more than ninety days past the due date as specified in the agreement.

As of December 31,                                               2018    2017
------------------                                              ------- -------
Balances with AIG PC US                                         $   150 $    --
Balances with other member pool companies                            --       1
Balances with other affiliates                                      134       4
                                                                ------- -------
Receivable from parent, subsidiaries and affiliates             $   284 $     5
                                                                ------- -------
Balances with National Union                                    $   524 $   658
Balances with other member pool companies                            25      --
Balances with other affiliates                                       16      16
                                                                ------- -------
Payable to parent, subsidiaries and affiliates                  $   565 $   674
                                                                ======= =======

Current federal and foreign income taxes (payable) recoverable under the Tax Sharing Agreement at December 31, 2018 and 2017 were $(9) and $(12), respectively.

The Company did not change its methods of establishing terms regarding any transactions with its affiliates during the years ended December 31, 2018 or 2017.

E. Guarantees or Contingencies for Related Parties
--------------------------------------------------------------------------------
The Company has issued guarantees whereby it unconditionally and irrevocably guarantees all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in Note 10.

F. Management, Service Contract and Cost Sharing Arrangements
--------------------------------------------------------------------------------
As an affiliated company of AIG, the Company utilizes centralized services from AIG and its affiliates. The Company is allocated a charge for these services, based on the amount of incremental expense associated with operating the Company as a separate legal entity. The amount of expense allocated to the Company each period was determined based on an analysis of services provided to the Company.


-------------------------------------------------------------------------------
39 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table summarizes fees incurred related to affiliates that exceeded one-half of one percent of the Company's admitted assets during 2018, 2017 and 2016:

Affiliates                                             2018     2017     2016
----------                                           -------- -------- --------
AIG Claims Inc.                                      $    192 $    201 $    173
                                                     -------- -------- --------
   Total                                             $    192 $    201 $    173
                                                     ======== ======== ========

In 2018, 2017 and 2016 management service costs included severance expenses pertaining to an AIG-wide initiative to centralize work streams into lower cost locations and create a more streamlined organization.

G. Borrowed Money
--------------------------------------------------------------------------------
The Company (among other affiliates) is a borrower under a Loan Agreement, with AIG, as lender, pursuant to which the Company may borrow funds from AIG from time to time (the "Loan Facility"). The aggregate amount of all loans that may be outstanding under the Loan Facility at a given time is $500. As of December 31, 2018 and 2017, the Company had no outstanding liability pursuant to this Loan Facility.

Significant debt terms and covenants include the following:

    . The Company must preserve and maintain its legal existence while maintaining all rights, privileges and franchises necessary to the normal conduct of its business;

    . The Company must take, or cause to be taken, all other actions reasonably necessary or desirable to preserve and defend the rights of the Lender to payment hereunder, and to assure to the Lender the benefits hereof, and;

    . The Company must not merge with or into or consolidate with any other person, sell, transfer or dispose of all or substantially all of its assets or undergo any change in the control of its voting stock unless
       (a) such merger or consolidation is with or into a wholly-owned subsidiary of Lender, (b) such sale or transfer is to a wholly-owned subsidiary of the Lender or (c) the Company receives the prior written authorization from the Lender.

There have been no violations of the terms and covenants associated with the debt issuance.

Refer to Note 11E regarding funds borrowed from FHLB.

7. Reinsurance
--------------------------------------------------------------------------------
In the ordinary course of business, the Company may use both treaty and facultative reinsurance to minimize its net loss exposure to a) any single catastrophic loss event; b) an accumulation of losses from a number of smaller events; or c) provide greater risk diversification. Based on the terms of the reinsurance contracts, a portion of expected IBNR losses will be recoverable in accordance with terms of the reinsurance protection purchased. This determination is necessarily based on the estimate of IBNR and accordingly, is subject to the same uncertainties as the estimate of IBNR. Ceded amounts related to paid and unpaid losses and loss expenses with respect to these reinsurance agreements are generally substantially collateralized. The Company remains liable to the extent that the reinsurers do not meet their obligation under the reinsurance contracts after any collateral is exhausted, and as such, the financial condition of the reinsurers is regularly evaluated and monitored for concentration of credit risk. In addition, the Company assumes reinsurance from other insurance companies.

-------------------------------------------------------------------------------
40 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table presents direct, assumed reinsurance and ceded reinsurance written and earned premiums for the years ended December 31, 2018, 2017 and 2016:

                                     2018              2017              2016
Years Ended December 31,       ----------------- ----------------- -----------------
                               Written   Earned  Written   Earned  Written   Earned
                               -------- -------- -------- -------- -------- --------
Direct premiums                $    482 $    672 $    682 $    592 $    715 $    481
Reinsurance premiums assumed:
   Affiliates                     7,221    7,322    7,243    7,527    8,658    8,182
   Non-affiliates                   147      192      298      276      311      217
                               -------- -------- -------- -------- -------- --------
       Gross premiums             7,850    8,186    8,223    8,395    9,684    8,880
                               -------- -------- -------- -------- -------- --------
Reinsurance premiums ceded:
   Affiliates                     1,063    1,268    1,264    1,205    1,513    1,169
   Non-affiliates                 1,803    1,909    1,928    2,020    1,903    1,659
                               -------- -------- -------- -------- -------- --------
       Net premiums            $  4,984 $  5,009 $  5,031 $  5,170 $  6,268 $  6,052
                               ======== ======== ======== ======== ======== ========

As of December 31, 2018 and 2017, and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                               Unearned Premium Paid Losses and Reserves for Losses
                                   Reserves           LAE             and LAE
                               ---------------- --------------- -------------------
December 31, 2018:
   Affiliates                      $    759        $     51          $   9,034
   Non-affiliates                       501             314              8,567
                                   --------        --------          ---------
   Total                           $  1,260        $    365          $  17,601
                                   ========        ========          =========
December 31, 2017:
   Affiliates                      $  1,068        $     59          $   9,829
   Non-affiliates                       608             266              7,747
                                   --------        --------          ---------
   Total                           $  1,676        $    325          $  17,576
                                   ========        ========          =========

A. Reinsurance Return Commission
--------------------------------------------------------------------------------
The maximum amount of return commission which would have been due to reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2018 and 2017 with the return of the unearned premium reserve is as follows:

                          Assumed Reinsurance                Ceded Reinsurance                        Net
                   --------------------------------- --------------------------------- --------------------------------
                   Premium Reserve Commission Equity Premium Reserve Commission Equity Premium Reserve Commission Equity
                   --------------- ----------------- --------------- ----------------- --------------- -----------------
December 31, 2018
   Affiliates          $4,007            $825            $  759            $123            $3,248            $702
   All Other              117              24               501              81              (384)            (57)
                       ------            ----            ------            ----            ------            ----
Total                  $4,124            $849            $1,260            $204            $2,864            $645
                       ------            ----            ------            ----            ------            ----
December 31, 2017
   Affiliates          $4,150            $745            $1,068            $179            $3,082            $566
   All Other              161              29               608             102              (447)            (73)
                       ------            ----            ------            ----            ------            ----
Total                  $4,311            $774            $1,676            $281            $2,635            $493
                       ======            ====            ======            ====            ======            ====

-------------------------------------------------------------------------------
41 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Unsecured Reinsurance Recoverable

The aggregate unsecured reinsurance balances (comprising recoverables for paid and unpaid losses and LAE and unearned premium reserves) in excess of three percent of policyholders' surplus at December 31, 2018 and 2017 with respect to an individual reinsurer, and each of such reinsurer's related group members having an unsecured aggregate reinsurance balance with the company, are as follows:

Reinsurer                                                          2018   2017
---------                                                         ------ -------
Affiliates:
   Combined Pool*                                                 $7,321 $ 8,648
   Eaglestone                                                        645   1,019
   Other affiliates                                                   16       3
                                                                  ------ -------
   Total affiliates                                               $7,982 $ 9,670
                                                                  ------ -------
   Berkshire Hathaway Group                                        1,062   4,733
   Swiss Reinsurance Group                                           439     536
                                                                  ------ -------
Total Non-affiliates                                               1,501   5,269
                                                                  ------ -------
   Total affiliates and non-affiliates                            $9,483 $14,939
                                                                  ------ -------

* Includes intercompany pooling impact of $577 related to Unearned Premium Reserve, $6,486 related to Reserves for Losses and LAE and $13 related to Paid losses and LAE as of and for the year ended December 31, 2018, and $887, $7,505, and $17, respectively, as of and for the year ended December 31, 2017.

C. Reinsurance Recoverable in Dispute
--------------------------------------------------------------------------------
At December 31, 2018 and 2017, the aggregate of all disputed items did not exceed ten percent of capital and surplus and there were no amounts in dispute for any single reinsurer that exceeded five percent of capital and surplus. The total reinsurance recoverable balances in dispute are $46 and $58 as of December 31, 2018 and 2017, respectively.

D. Retroactive Reinsurance
--------------------------------------------------------------------------------
On January 20, 2017, the Combined Pool entered into an adverse development reinsurance agreement with NICO under which the Combined Pool ceded to NICO eighty percent of its reserve risk above an attachment point on substantially all of its U.S. Commercial long-tail exposures for accident years 2015 and prior. Under this agreement, the Combined Pool ceded to NICO eighty percent of net paid losses on subject business on or after January 1, 2016 in excess of $25,000 of net paid losses, up to an aggregate limit of $25,000. At NICO's
80 percent share, NICO's limit of liability under the contract is $20,000. The Combined Pool paid consideration of approximately $10,188 in February 2017, including interest at 4 percent per annum from January 1, 2016 through date of payment. American Home's share of the consideration paid was $3,566. NICO placed the consideration received into a collateral trust account as security for NICO's claim payment obligations, and Berkshire Hathaway Inc. has provided a parental guarantee to secure NICO's obligations under the agreement.

American Home accounted for this transaction as prospective reinsurance, except that the surplus gain associated with the ADC has been reported in a segregated surplus account and does not form a part of the Company's Unassigned funds.

The total surplus gain recognized by the Combined Pool as of December 31, 2018 and 2017 was $1,984 and $1,426, respectively. American Home's share of this gain as of December 31, 2018 and 2017 was $920 and $689, respectively. The surplus gain is presented as segregated surplus and subject to the applicable dividend restrictions. This amount must be restricted in surplus until such time as the actual retroactive reinsurance recovered from NICO exceeds the consideration paid for the cession.

-------------------------------------------------------------------------------
42 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


E. Reinsurance Agreements Qualifying for Reinsurer Aggregation
--------------------------------------------------------------------------------
In 2011, the Combined Pool companies entered into a loss portfolio transfer reinsurance agreement with Eaglestone, an affiliate, which provides coverage up to a limit of $5,000 for the Pool's net asbestos exposures. Effective the same date, Eaglestone retroceded the majority of this exposure to NICO, an unaffiliated company. NICO provides coverage up to a limit of $3,500 for subject business covered under the agreement. NICO administers claims and pursues amounts recoverable from the Combined Pool companies' reinsurers with respect to paid losses and loss adjustment expenses. To the extent that the prior reinsurers pay, the amounts are collected and retained by NICO. NICO maintains funds in trust for the benefit of Eaglestone under the contract; as of December 31, 2018 and 2017 the amount in trust was $3,291 and $3,703, respectively. The amount of the unexhausted limit under the NICO agreement as of December 31, 2018 and 2017 was $1,198 and $1,295, respectively. The Company has accounted for its cession to Eaglestone as prospective reinsurance.

8. Income Taxes
--------------------------------------------------------------------------------
U.S. TAX REFORM OVERVIEW

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

    . Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete

    . Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable

    . If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $588 attributable to the reduction in the U.S. corporate income tax rate. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. AIG filed the 2017 consolidated U.S. income tax return and the review of the primary impact of the Tax Act provisions on the Company's deferred taxes has been completed. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and have made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Property and Casualty Insurance Companies

The Tax Act modified computations of insurance reserves for property and casualty insurance companies. Specifically, the Act extends the discount period for certain long-tail lines of business from 10 years to 24 years and increases the discount rate, replacing the applicable federal rate for a higher-yield corporate bond rate, and eliminates the election allowing companies to use their historical loss payment patterns for loss reserve discounting. Adjustments related to the differences in insurance reserves balances computed historically versus the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to a new deferred tax liability. At December 31, 2017, the Company recorded a provisional estimate of $74 with respect to this deferred tax liability. This increase in deferred tax liability was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

-------------------------------------------------------------------------------
43 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


As of December 31, 2018, the Company has completed the review and accounting of the tax reserve computation and recorded offsetting decreases of $21 to both the deferred tax liability and deferred tax asset.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of the Company's deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on the Company's determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed the review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The components of the Company's net deferred tax assets/liabilities ("DTA"/"DTL") as of December 31, 2018 and 2017 are as follows:

                                     12/31/2018              12/31/2017                Change
                               ----------------------- ----------------------- ---------------------
                               Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
                               -------- ------- ------ -------- ------- ------ -------- ------- -----
Gross DTA                       $1,028   $227   $1,255  $1,000   $167   $1,167   $ 28     $60   $ 88
Statutory Valuation Allowance       --     57       57      --     20       20     --      37     37
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Adjusted Gross DTA               1,028    170    1,198   1,000    147    1,147     28      23     51
Nonadmitted DTA                    127     --      127      13     --       13    114      --    114
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Subtotal Admitted DTA              901    170    1,071     987    147    1,134    (86)     23    (63)
DTL                                129    170      299     173    147      320    (44)     23    (21)
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Net Admitted DTA/(DTL)          $  772   $ --   $  772  $  814   $ --   $  814   $(42)    $--   $(42)
                                ======   ====   ======  ======   ====   ======   ====     ===   ====

At December 31, 2018, the Company recorded gross deferred tax assets ("DTA") of $1,255. A valuation allowance was established on net capital deferred tax assets of $57 as it is management's belief that certain assets will not be realized in the foreseeable future. Tax planning strategies had no impact on the determination of the net admitted DTA.

The following table shows the summary of the calculation for the net admitted DTA as of December 31, 2018 and 2017:

                                12/31/2018             12/31/2017                Change
                          ---------------------- ----------------------- ---------------------
                          Ordinary Capital Total Ordinary Capital Total  Ordinary Capital Total
                          -------- ------- ----- -------- ------- ------ -------- ------- -----
Adjusted gross DTAs
  realizable within 36
  months or 15 percent
  of statutory surplus
  (the lesser of 1 and 2
  below)                     772      --     772    814      --      814    (42)     --    (42)
   1. Adjusted gross
     DTAs realizable
     within 36 months        774      --     774    816      --      816    (42)     --    (42)
   2. 15 percent of
     statutory surplus        NA      NA     772     NA      NA      814     NA      NA    (42)
Adjusted gross DTAs that
  can be offset against
  DTLs                       129     170     299    173     147      320    (44)     23    (21)
                            ----     ---   -----   ----    ----   ------   ----     ---   ----
   Total DTA admitted as
     the result of
     application of SSAP
     101                    $901     170   1,071   $987    $147   $1,134   $(86)    $23   $(63)
                            ====     ===   =====   ====    ====   ======   ====     ===   ====

-------------------------------------------------------------------------------
44 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                              2018      2017
                                                            --------  --------
Ratio percentage used to determine recovery period and
  threshold limitation amount                                    388%      369%
Amount of adjusted capital and surplus used to determine
  recovery period and threshold limitation in (2) above.    $  5,151  $  5,424

The following table shows the components of the current income tax expense (benefit) for the periods listed:

For the years ended December 31,                    2018      2017     Change
--------------------------------                  --------  --------  --------
Federal income tax                                $    (63) $    (79) $     16
Foreign income tax                                       9        10        (1)
                                                  --------  --------  --------
Subtotal                                               (54)      (69)       15
                                                  --------  --------  --------
Federal income tax on net capital gains                 69        82       (13)
                                                  --------  --------  --------
Federal and foreign income taxes incurred         $     15  $     13  $      2
                                                  ========  ========  ========

The following table shows the components of the DTA split between ordinary and capital DTA as of December 31, 2018 and 2017:

                                                      2018     2017    Change
                                                    -------- -------- --------
Ordinary
Discounting of unpaid losses                        $    151 $    192 $    (41)
Nonadmitted assets                                        19       25       (6)
Unearned premium reserve                                 158      173      (15)
Bad debt expense                                          11       15       (4)
Net operating loss carry forward                         501      423       78
Foreign tax credit carry forward                          79       62       17
Investments                                               26       32       (6)
Mortgage Contingency Reserve                              29       22        7
Intangible Assets                                         14       15       (1)
Other temporary differences                               40       41       (1)
                                                    -------- -------- --------
Subtotal                                               1,028    1,000       28
Nonadmitted                                              127       13      114
                                                    -------- -------- --------
Admitted ordinary deferred tax assets               $    901 $    987 $    (86)
                                                    -------- -------- --------
Capital
Investments                                         $    211 $    162 $     49
Net capital loss carry forward                             1       --        1
Unrealized capital losses                                 15        5       10
                                                    -------- -------- --------
Subtotal                                                 227      167       60
                                                    -------- -------- --------
Statutory valuation allowance                             57       20       37
                                                    -------- -------- --------
Admitted capital deferred tax assets                     170      147       23
                                                    -------- -------- --------
Admitted deferred tax assets                        $  1,071 $  1,134 $    (63)
                                                    ======== ======== ========

-------------------------------------------------------------------------------
45 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table shows the components of the DTL split between ordinary and capital DTL as of December 31, 2018 and 2017:

                                                         2018    2017   Change
                                                        ------- ------- ------
Ordinary
Investments                                             $    72 $    86 $  (14)
Tax Act adjustment to discounting of unpaid losses           47      74    (27)
Section 481(a) adjustment                                     3       6     (3)
Other temporary differences                                   7       7     --
                                                        ------- ------- ------
Subtotal                                                    129     173    (44)
                                                        ------- ------- ------
Capital
Investments                                             $   108 $    45 $   63
Unrealized capital gains (losses)                            61     101    (40)
Other temporary differences                                   1       1     --
                                                        ------- ------- ------
Subtotal                                                    170     147     23
                                                        ------- ------- ------
Deferred tax liabilities                                    299     320    (21)
                                                        ------- ------- ------
Net deferred tax assets/liabilities                     $   772 $   814 $  (42)
                                                        ======= ======= ======

The change in net deferred tax assets is comprised of the following:

                                                       2018     2017    Change
                                                     -------  -------  -------
Adjusted gross deferred tax assets                   $ 1,198  $ 1,147  $    51
Total deferred tax liabilities                          (299)    (320)      21
                                                     -------  -------  -------
Net deferred tax assets/ (liabilities)                   899      827       72
Tax effect of unrealized gains (losses)                                     50
                                                                       -------
Total change in net deferred tax                                       $    22
                                                                       =======
Change in deferred tax - current year                                       39
                                                                       -------
Change in deferred tax - current year - other
  surplus items                                                             (8)
                                                                       -------
Change in deferred tax - current year - total                               31
                                                                       -------
Change in deferred tax - prior period correction                            (9)
                                                                       -------
Total change in deferred tax - current year                            $    22
                                                                       -------

The following table shows the components of opening surplus adjustments on current and deferred taxes for the year ended December 31, 2018:

                                                       Current Deferred  Total
                                                       ------- -------- ------
SSAP 3 impact:
SSAP 3 - general items                                 $    13  $  (10) $    3
SSAP 3 - statutory valuation allowance                      --       4       4
                                                       -------  ------  ------
Subtotal SSAP 3                                             13      (6)      7
SSAP 3 - unrealized gain/loss                               --      (3)     (3)
                                                       -------  ------  ------
SSAP 3 - adjusted tax assets and liabilities                13      (9)      4
SSAP 3 - nonadmitted impact                                 --       6       6
                                                       -------  ------  ------
Total SSAP 3 impact                                    $    13  $   (3) $   10
                                                       =======  ======  ======

-------------------------------------------------------------------------------
46 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The provision for federal and foreign income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents a reconciliation of such differences in arriving at total taxes related to the Company for the years ended December 31, 2018, 2017 and 2016:

                                                                           2018          2017          2016
                                                                       ------------  ------------  ------------
                                                                               Tax           Tax           Tax
Description                                                            Amount Effect Amount Effect Amount Effect
-----------                                                            ------ ------ ------ ------ ------ ------
Net Income (Loss) Before Federal Income Taxes and Capital Gains Taxes  $(263)  $(55) $(380) $(133) $(216) $ (76)
Book to Tax Adjustments:
Tax Exempt Income, net of proration                                      (34)    (7)   (71)   (25)  (118)   (41)
Transfer Pricing                                                          --     --     --     --     (5)    (2)
Change in Nonadmitted Assets                                              28      6     46     16     19      7
Change in Tax Position                                                    --     --     --      2     --     17
Statutory Valuation Allowance                                             --     40     --     (5)    --     32
Return to Provision                                                       --     (1)    --     (3)    --     (7)
Change in contingency reserve                                            (31)    (7)   (39)   (14)   (44)   (15)
Impact of Tax Act                                                                --     --    588     --     --
Real Estate Redemption                                                    --     --    (72)   (25)    --     --
Other                                                                     36      8      6      6      2     --
                                                                       -----   ----  -----  -----  -----  -----
Total Book to Tax Adjustments                                             (1)    39   (130)   540   (146)    (9)
                                                                       -----   ----  -----  -----  -----  -----
Total Income Tax                                                       $(264)  $(16) $(510) $ 407  $(362) $ (85)
                                                                       =====   ====  =====  =====  =====  =====
Federal and Foreign Income Taxes Incurred                                 --    (54)    --    (69)    --    (34)
Federal Income Tax on Net Capital Gains                                   --     69     --     82     --     61
Change in Net Deferred Income Taxes                                       --    (31)    --    394     --   (118)
Less: Change in Deferred Tax - Other Surplus Items                        --     --     --     --     --      6
                                                                       -----   ----  -----  -----  -----  -----
Total Income Tax                                                       $  --   $(16) $  --  $ 407  $  --  $ (85)
                                                                       =====   ====  =====  =====  =====  =====

Operating loss and tax credit carry-forwards
At December 31, 2018 the Company had net operating loss carry forwards expiring through the year 2038 of:  $2,386
At December 31, 2018 the Company had net capital loss carry forwards expiring through the year 2023 of:    $    4
At December 31, 2018, the Company had no AMT credit carry forwards.                                        $   --
At December 31, 2018 the Company had foreign tax credits expiring through the year 2028 of:                $   79

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Service (IRS) Code as of December 31, 2018. The Company does not believe that the liability related to any federal or foreign tax loss contingencies will significantly change within the next 12 months. A reasonable estimate of such change cannot be made at this time.

As of December 31, 2018, there was a $18 liability related to uncertain tax positions.

The U.S is the only major tax jurisdiction of the Company. The statute of limitations for all tax years prior to 2000 has expired for the consolidated federal income tax return. The Company is currently under examination for the tax years 2000 through 2013 and open to examination through 2017.

The following table lists those companies that form part of the 2018 AIG consolidated federal income tax return:

-------------------------------------------------------------------------------
47 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------- ------------------------- ------------------------
245 LGC Hotel Owner LLC   A.I. Credit Consumer      A.I. Credit Corp.         ABI Holdings LLC          AGC Life Insurance
                          Discount Company                                                              Company
AGLIC GRE Harrison        AH Land 1470 Palmetto,    AH SubGP 1000 Woodwind    AH SubGP 1007 Highland    AH SubGP 1008 Castle
Investor, LLC             LLC                       Lakes, LLC                Meadow, LLC               Highlands, LLC
AH SubGP 1020             AH SubGP 1045             AH SubGP 1098 Green       AH SubGP 1120 Camp        AH SubGP 1122 English
Collingham, LLC           Montgomery, LLC           Pines, LLC                Verde, LLC                Oaks, LLC
AH SubGP 1158 Flat Iron,  AH SubGP 1167             AH SubGP 1199 Rancho Del  AH SubGP 1207 Park        AH SubGP 1209
LLC                       Steeplechase, LLC         Sol, LLC                  Place, LLC                Honeycreek, LLC
AH SubGP 1210 Geronimo,   AH SubGP 1211 Mision Del  AH SubGP 1212 Painted     AH SubGP 1248 North       AH SubGP 1263 West
LLC                       Valle, LLC                Desert, LLC               Vista, LLC                Virginia, LLC
AH SubGP 1324 Crossings   AH SubGP 1371 University  AH SubGP 1384 Woodglen,   AH SubGP 1422 Gardens at  AH SubGP 1433 Magnolia,
at Heritage, LLC          Square, LLC               LLC                       Stafford, LLC             LLC
AH SubGP 1470 Palmetto,   AH SubGP 1535 Hunter's    AH SubGP 1548 Walnut, LLC AH SubGP 1551 Spanish     AH SubGP 1597 Broadmoor,
LLC                       Run, LLC                                            Creek, LLC                LLC
AH SubGP 1600 Rainer, LLC AH SubGP 1631 Broadway,   AH SubGP 1661 Woodchase,  AH SubGP 1694 Sonoma, LLC AH SubGP 206 West Park,
                          LLC                       LLC                                                 LLC
AH SubGP 245 Garland, LLC AH SubGP 306 Piedmont,    AH SubGP 348 River Run,   AH SubGP 39 Wellington    AH SubGP 472 Carolina
                          LLC                       LLC                       Place, LLC                Spring, LLC
AH SubGP 474 Arrowhead    AH SubGP 479 Sunrise, LLC AH SubGP 503 Southgate    AH SubGP 516              AH SubGP 585 St. Clair,
Ridge, LLC                                          II, LLC                   Merrilltown, LLC          LLC
AH SubGP 586 Charlotte    AH SubGP 592 Waterford    AH SubGP 603 Casa         AH SubGP 672 Kings        AH SubGP 675 Greenbrier,
Spring, LLC               at Summit View, LLC       Grande, LLC               Crest, LLC                LLC
AH SubGP 706 River Run    AH SubGP 716 Villas of    AH SubGP 757 Argyle       AH SubGP 785 Mayfield,    AH SubGP 787 North
II, LLC                   Mission Bend, LLC         Avenue, LLC               LLC                       Knoll, LLC
AH SubGP 821 San Luis     AH SubGP 835 Whispering,  AH SubGP 911 Mainland,    AH SubGP 914 Grand        AH SubGP 919 MS
Bay, LLC                  LLC                       LLC                       Pointe II, LLC            Loveland, LLC
AH SubGP 929 Collinwood,  AH SubGP 935 Dunlop       AH SubGP 936 Emmaus, LLC  AH SubGP 940 Crescent     AH SubGP 943 Southcreek,
LLC                       farms, LLC                                          Pointe, LLC               LLC
AH SubGP 997 Maxey, LLC   AH SubGP GAG Gandolf, LLC AH SubGP MDL, LLC         AHAC GRE Harrison         AICCO, Inc. [Delaware]
                                                                              Investor, LLC
AIG Aerospace Adjustment  AIG Aerospace Insurance   AIG Asset Management      AIG Assurance Company     AIG BG Holdings LLC
Services, Inc.            Services, Inc.            (U.S.), LLC
AIG Capital Corporation   AIG Capital Services,     AIG Castle Holdings II    AIG Castle Holdings LLC   AIG Central Europe & CIS
                          Inc.                      LLC                                                 Insurance Holdings
                                                                                                        Corporation
AIG Century               AIG Claims, Inc.          AIG Commercial Equipment  AIG Commercial Equipment  AIG Consumer Finance
Verwaltungsgesellschaft                             Finance Company, Canada   Finance, Inc.             Group, Inc.
mbH
AIG Credit (Europe)       AIG Credit Corp.          AIG Direct Insurance      AIG Employee Services,    AIG Equipment Finance
Corporation                                         Services, Inc.            Inc.                      Holdings, Inc.
AIG Europe Holdings       AIG FCOE, Inc.            AIG Federal Savings Bank  AIG Financial Advisor     AIG Financial Products
Limited                                                                       Services, Inc.            Corp.
AIG Fund Services, Inc.   AIG G5, Inc.              AIG Global Asset          AIG Global Capital        AIG Global Real Estate
                                                    Management Holdings Corp. Markets Securities, LLC   Investment (Europe)
                                                                                                        Limited
AIG Global Real Estate    AIG Global Real Estate    AIG Global Real Estate    AIG Home Loan 1, LLC      AIG Home Loan 2, LLC
Investment Corp.          Investment Corp. [Russia] Investment de Mexico, S.
                                                    de R.L. de C.V.
AIG Home Loan 3, LLC      AIG Home Loan 4, LLC      AIG Home Loan 5, LLC      AIG Insurance Management  AIG International Inc.
                                                                              Services, Inc.
AIG Kirkwood, Inc.        AIG Korean Real Estate    AIG Life Holdings, Inc.   AIG Life of Bermuda, Ltd. AIG Lodging
                          Development YH                                                                Opportunities, Inc.

-------------------------------------------------------------------------------
48 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------  ------------------------  -------------------------
AIG Markets, Inc.         AIG Matched Funding Corp. AIG MEA Investments and   AIG MEA Investments and   AIG Mortgage Capital, LLC
                                                    Services, Inc. [Dubai     Services, LLC
                                                    Airport Free Zone]
AIG North America, Inc.   AIG Offshore Systems      AIG PC European           AIG PC Global Services,   AIG PC Global Services,
                          Services, Inc.            Insurance Investments     Inc.                      Inc. United Kingdom
                                                    Inc.                                                branch
AIG Portfolio Solutions   AIG Procurement           AIG Property Casualty     AIG Property Casualty     AIG Property Casualty
LLC                       Services, Inc.            Company                   Europe Financing Limited  Inc.
AIG Property Casualty     AIG Property Casualty     AIG Realty, Inc.          AIG Relocation, Inc.      AIG S1, Inc.
International, LLC        U.S., Inc.
AIG Securities Lending    AIG Shared Services       AIG Shared Services       AIG Shared Services       AIG Specialty Insurance
Corp.                     Corporation               Corporation - Management  Corporation               Company
                                                    Services                  (Philippnines Branch)
AIG Spring Ridge I, Inc.  AIG Technologies, Inc.    AIG Trading Group Inc.    AIG Travel Assist, Inc.   AIG Travel EMEA Limited
AIG Travel Europe Limited AIG Travel, Inc.          AIG United Guaranty       AIG United Guaranty,      AIG Warranty Services of
                                                    Agenzia Di Assicurazione  Sociedad Limitada         Florida, Inc.
                                                    S.R.L.
AIG Warranty Services,    AIG WarrantyGuard, Inc.   AIG.COM, Inc.             AIG-FP Capital            AIG-FP Matched Funding
Inc.                                                                          Preservation Corp.        Corp.
AIG-FP Pinestead          AIG-FP Private Funding    AIG-FP Structured         AIGGRE 19 Chapin          AIGGRE 251 West 30th
Holdings Corp.            (Cayman) Limited          Finance (Cayman) Limited  Investor LLC              Street Investor LLC
AIGGRE 401 Hennepin       AIGGRE 520 Eola Investor  AIGGRE 5th and Summit     AIGGRE 6037 Investor LLC  AIGGRE 950 Second
Investor LLC              LLC                       Investor LLC                                        Investor, LLC
AIGGRE Bartlett Investor  AIGGRE Bartlett Investor  AIGGRE Beachwalk          AIGGRE Bellevue II        AIGGRE Bellevue
I LLC                     II LLC                    Investor LLC              Investor LLC              Investor, LLC
AIGGRE Bonita Springs     AIGGRE Bridges/Angeline   AIGGRE Carrollton         AIGGRE Cherry Creek       AIGGRE City Center
Investor LLC              Investor, LLC             Investor LLC              Investor, LLC             Investor LLC
AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe
Coconut Creek Investor    Investor LLC              Platform LLC              Stuart Investor LLC       Tallahassee Investor LLC
LLC
AIGGRE Columbia Hotel     AIGGRE Columbia Pike, LLC AIGGRE Consolidated       AIGGRE Corte Madera, LLC  AIGGRE Crescent Bellevue
Investor LLC                                        Retail Holdco LLC                                   Investor LLC
AIGGRE Crest Ridge        AIGGRE D36 Investor LLC   AIGGRE Dakota Springs     AIGGRE DC Ballpark        AIGGRE Dunwoody
Senior Housing Investor                             Investor LLC              Investor, LLC             Investor, LLC
LLC
AIGGRE Edgewater          AIGGRE Emerald Bay Club   AIGGRE EOLA, LLC          AIGGRE Fairfax, LLC       AIGGRE Fairways Investor
Investor LLC              Investor LLC                                                                  LLC
AIGGRE Forest City West   AIGGRE Foundry Investor   AIGGRE Gainesville West   AIGGRE Gardens Investor,  AIGGRE GT Assisted
Village Investor, LLC     LLC                       38 Investor LLC           LLC                       Living Investor, LLC
AIGGRE Hazel Dell         AIGGRE Hill7 Investor LLC AIGGRE Hyde Park, LLC     AIGGRE Island Club        AIGGRE King's Crossing
Investor LLC                                                                  Investor LLC              Investor LLC
AIGGRE Lake Norman        AIGGRE Lane Field         AIGGRE Laurel Towne       AIGGRE Lexington Hotel    AIGGRE Livermore
Investor LLC              Investor LLC              Centre Investor LLC       Investor LLC              Longfellow Investor LLC
AIGGRE LSU Baton Rouge,   AIGGRE Maple, LLC         AIGGRE Market Street II   AIGGRE Market Street LLC  AIGGRE Metro Place, LLC
LLC                                                 LLC
AIGGRE Mills Investor LLC AIGGRE MXIP-OD l LLC      AIGGRE MXIP-OD ll LLC     AIGGRE Mystic, LLC        AIGGRE Naples Investor
                                                                                                        LLC
AIGGRE Nashville Hotel    AIGGRE North Central      AIGGRE North Getty        AIGGRE Oakland Investor   AIGGRE Papermill
Investor LLC              Investor LLC              Investor LLC              LLC                       Investor I LLC
AIGGRE Papermill          AIGGRE Park Central II    AIGGRE Park Central, LLC  AIGGRE Paterson Investor  AIGGRE Peachtree, LLC
Investor II LLC           Investor LLC                                        LLC

-------------------------------------------------------------------------------
49 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------  ------------------------- ------------------------- -------------------------
AIGGRE Pearl Block 136    AIGGRE Rancho Dominguez   AIGGRE Redmond Investor,  AIGGRE Retail Investor    AIGGRE Retail Investor
Investor LLC              Investor LLC              LLC                       I, LLC                    II, LLC
AIGGRE Ritz Block         AIGGRE Riverfront, LLC    AIGGRE Riverhouse         AIGGRE San Pedro          AIGGRE Solana Olde Town
Investor LLC                                        Investor LLC              Industrial Owner LLC      Investor LLC
AIGGRE St. Charles        AIGGRE St. Simons         AIGGRE ST. Tropez         AIGGRE SWII Investor LLC  AIGGRE Tampa Parkland
Investor LLC              Investor LLC              Investor LLC                                        GP, LLC
AIGGRE Tampa Parkland,    AIGGRE Toringdon          AIGGRE Torrance II LLC    AIGGRE Torrance, LLC      AIGGRE UMN Hotel
LLC                       Investor LLC                                                                  Investor LLC
AIGGRE Uptown Village     AIGGRE Vantage Point      AIGGRE Vista, LLC         AIGGRE Williamsburg LLC   AIGGRE Windy Ridge
Investor LLC              Investor LLC                                                                  Investor LLC
AIU Insurance Company     AIUH LLC                  Akita, Inc.               Alabaster Capital LLC     AM Holdings LLC
Ambler Holding Corp.      American Athletic Club,   American General Annuity  American General          American General
                          Inc.                      Service Corporation       Assignment Corporation    Assignment Corporation
                                                                                                        of New York
American General          American General Life     American General Life     American General Life     American General Realty
Insurance Agency, Inc.    Insurance Co.             Insurance Company         Services Company, LLC     Investment Corporation
American Home Assurance   American International    American International    American International    American International
Company                   Facilities Management,    Group, Inc.               Realty Corporation        Reinsurance Company, Ltd.
                          LLC
Applewood Funding Corp.   Barnegat Funding Corp.    Barnegat Funding Trust    Blackbird Investments LLC Blackcap Investments LLC
                                                    2016-1
Bluewood Investments LLC  Branch Retail Partners    C&I UK Investments Ltd.   CAP Investor 1, LLC       CAP Investor 10, LLC
                          Consolidated, L.P.
CAP Investor 2, LLC       CAP Investor 4, LLC       CAP Investor 5, LLC       CAP Investor 8, LLC       Castle 2003-2 Trust
Castle US Inc.            CEF Lease Holding, LLC    Charleston Bay SAHP Corp. Chartis Excess Limited    Cherrywood Investments
                                                                                                        LLC
Commerce and Industry     Connective Mortgage       Crossings SAHP Corp.      Curzon Funding Limited    Curzon Funding LLC
Insurance Company         Advisory Company
Curzon Street Funding     Deerfield Gillete, LLC    Design Professionals      DIL/SAHP Corp.            Eaglestone Reinsurance
Designated Activity                                 Association Risk                                    Company
Company                                             Purchasing Group, Inc.
Eastcheap Investments     Eastgreen, Inc.           F 2000, Inc.              Falls Church Corporate    First Principles Capital
(Cayman) Limited                                                              Center LLC                Management, LLC
Fischbach L.L.C.          Flamebright Investment    Forest SAHP Corp.         FQA Master Tenant MM, LLC French Quarter
                          Limited                                                                       Apartments Manager, LLC
Global Loss Prevention,   Global Loss Prevention,   Grand Savannah SAHP Corp. Granite State Insurance   Graphite Management LLC
Inc.                      Inc. [Canada]                                       Company
Hamilton Customer Care    Hamilton Insurance        Hamilton Services, LLC    Hamilton Specialty        Hamilton U.S. Holdings,
Insurance Services, LLC   Company                                             Insurance Company         Inc.
Health Direct, Inc.       HPIS Limited              HPSC Hotel Owner LLC      HUMAN CONDITION SAFETY,   Illinois National
                                                                              INC.                      Insurance Co.
Knickerbocker Corporation Lavastone Capital LLC     Lexington Insurance       Livetravel, Inc.          Lower Makefield Investor
                                                    Company                                             LLC
LSTREET I, LLC            LSTREET II, LLC           MG Reinsurance Limited    MIP Mezzanine, LLC        MIP PE Holdings, LLC
Morefar Marketing, Inc.   Mt. Mansfield Company,    National Union Fire       National Union Fire       New Hampshire Insurance
                          Inc.                      Insurance Company Of      Insurance Company Of      Company
                                                    Pittsburgh                Vermont
Nightingale Finance       Nightingale Finance LLC   NSM Holdings, Inc.        NSM Investments, Inc.     OHCAP Investor 12, LLC
Limited
Orangewood Investments    Peachwood, LLC            Pearce & Pearce, Inc.     Persimmon LLC             Pine Street Real Estate
LLC                                                                                                     Holdings Corp.
Plumwood, LLC             Prairie SAHP Corp.        Quartz Holdings LLC       Raptor Funding Corp.      Rialto Melbourne
                                                                                                        Investor LLC

-------------------------------------------------------------------------------
50 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------  ------------------------  ------------------------- ------------------------- -------------------------
Risk Specialists          Rokland Limited           SA Affordable Housing,    SA Investment Group, Inc. SAAHP GP Corp.
Companies Insurance                                 LLC
Agency, Inc.
SAFG Retirement           SAHP GA III - SC LLC      SAHP NCCAP 18, LLC        SAHP NCCAP 19, LLC        SAI Deferred
Services, Inc.                                                                                          Compensation Holdings,
                                                                                                        Inc.
Sandstone (2017) Ltd.     SCSP Corp.                Service Net Solutions of  Service Net Warranty, LLC Seventh Street Funding
                                                    Florida, LLC                                        LLC
Slate Capital LLC         SLP Housing GPDNAC, LLC   SNW Insurance Agency, LLC SPIA I LLC                Spicer Energy LLC
Spicer Holding Corp.      Spruce Peak Realty, LLC   Stoneland Limited         Stowe Country Club LLC    Stowe Mountain Holdings,
                                                                                                        Inc.
SubGen NT, Inc.           SunAmerica Affordable     SunAmerica Asset          SunAmerica Fund Assets    SunAmerica Fund Assets
                          Housing Partners, Inc.    Management, LLC           101, LLC                  107, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
115, LLC                  123, LLC                  125, LLC                  127, LLC                  130, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
133, LLC                  134, LLC                  138, LLC                  155, LLC                  167, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
46, LLC                   47, LLC                   48, LLC                   51, LLC                   52, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
53, LLC                   54, LLC                   56, LLC                   57, LLC                   58, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
59, LLC                   60, LLC                   62, LLC                   63, LLC                   64, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
65, LLC                   67, LLC                   68, LLC                   69, LLC                   70, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
71, LLC                   72, LLC                   73, LLC                   74, LLC                   75, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
76, LLC                   77, LLC                   78, LLC                   79, LLC                   80, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
82, LLC                   85, LLC                   86, LLC                   88, LLC                   90, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
92, LLC                   95, LLC                   96, LLC                   II, LLC                   VII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
VIII, LLC                 XI, LLC                   XIII, LLC                 XIX, LLC                  XL, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XLI, LLC                  XLII, LLC                 XLIII, LLC                XVII, LLC                 XVIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXIV, LLC                 XXIX, LLC                 XXV, LLC                  XXVI, LLC                 XXVII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXVIII, LLC               XXX, LLC                  XXXI, LLC                 XXXII, LLC                XXXIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXXIV, LLC                XXXIX, LLC                XXXVI, LLC                XXXVII, LLC               XXXVIII, LLC
SunAmerica Fund Assets,   SunAmerica Georgia        SunAmerica Life           SunAmerica Retirement     The Insurance Company of
LLC                       Investors III, LLC        Reinsurance Company       Markets, Inc.             the State of Pennsylvania
The United States Life    The United States Life    The Variable Annuity      The Variable Annuity      Travel Guard Americas LLC
Insurance Company in the  Insurance Company in the  Life Ins. S/A             Life Insurance Company
City of New York          City of NY
Travel Guard Group, Inc.  U G Corporation           United Guaranty Corp.     VALIC Financial           VALIC Retirement
                                                                              Advisors, Inc.            Services Company
Webatuck Corp.            Yellowwood Investments
                          LLC

-------------------------------------------------------------------------------
51 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


9. Capital and Surplus and Dividend Restrictions
--------------------------------------------------------------------------------

A. Dividend Restrictions
--------------------------------------------------------------------------------

Under New York law, the Company may pay cash dividends only from Unassigned surplus determined on a statutory basis.

New York domiciled companies are restricted (on the basis of the lower of 10 percent of statutory earned surplus as defined in NY Insurance Law section 4105, adjusted for special surplus items, as of the last statement on file with the Superintendent, or 100 percent of adjusted net investment income for the preceding thirty-six month period ended as of the last statement on file with the Superintendent) as to the amount of ordinary dividends they may declare or pay in any twelve-month period without the prior approval of the NY DFS. The maximum dividend amount the Company can pay in 2019, as of December 31, 2018 is $0.

Other than the limitations above, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to the stockholders.

The Company did not pay any dividends in 2018 and 2017.

B. Capital & Surplus
--------------------------------------------------------------------------------
Changes in balances of special surplus funds are due to adjustments in the amounts of reserves transferred under retroactive reinsurance agreements and when cash recoveries exceed the consideration paid.

The portion of Unassigned surplus at December 31, 2018 and 2017 represented or reduced by each item below is as follows:

                                                        As Adjusted*
   Years Ended December 31,                      2018       2017       2017
   ------------------------                    -------- ------------ --------
   Unrealized gains and losses (net of taxes)  $    148   $    290   $    244
   Nonadmitted asset values                       (216)      (125)      (130)
   Provision for reinsurance                       (30)       (20)       (20)

*  As Adjusted includes SSAP 3 prior year adjustments

The Company exceeded minimum RBC requirements at both December 31, 2018 and 2017.

10.Contingencies
--------------------------------------------------------------------------------

A. Legal Proceedings
--------------------------------------------------------------------------------
In the normal course of business, AIG and its subsidiaries are, like others in the insurance and financial services industries in general, subject to regulatory and government investigations and actions, and litigation and other forms of dispute resolution in a large number of proceedings pending in various domestic and foreign jurisdictions. Certain of these matters involve potentially significant risk of loss due to potential for significant jury awards and settlements, punitive damages or other penalties. Many of these matters are also highly complex and seek recovery on behalf of a class or similarly large number of plaintiffs. It is therefore inherently difficult to predict the size or scope of potential future losses arising from these matters. In AIG's insurance and reinsurance operations, litigation and arbitration concerning the scope of coverage under insurance and reinsurance contracts, and litigation and arbitration in which its subsidiaries defend or indemnify their insureds under insurance contracts, are generally considered in the establishment of loss reserves. Separate and apart from the foregoing matters involving insurance and reinsurance coverage, AIG, its subsidiaries and their respective officers and directors are subject to a variety of additional types of legal proceedings brought by holders of AIG securities, customers, employees and others, alleging, among other things, breach of contractual or fiduciary duties, bad faith and violations of federal and state statutes and regulations. With respect to these other categories of matters not arising out of claims for insurance or reinsurance coverage, the Company establishes reserves for loss contingencies when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from legal proceedings may exceed the amount of liabilities that has been recorded in its financial statements covering these matters. While such potential future charges could be material, based on information currently known to management, management does not believe, other than may be discussed below, that any such charges are likely to have a material adverse effect on the Company's financial position or results of operation.

-------------------------------------------------------------------------------
52 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

Additionally, from time to time, various regulatory and governmental agencies review the transactions and practices of AIG and its subsidiaries in connection with industry-wide and other inquiries into, among other matters, the business practices of current and former operating insurance subsidiaries. The Company has cooperated, and will continue to cooperate, in producing documents and other information in response to such requests.

B. Leases
--------------------------------------------------------------------------------
Lease expenses are allocated to the Company based upon the percentage of space occupied with the final share of cost based upon its percentage participation in the Combined Pool.

C. Other Commitments
--------------------------------------------------------------------------------
As part of its hedge fund, private equity and real estate equity portfolio investments, as of December 31, 2018, the Company may be called upon for additional capital investments of up to $780.

At December 31, 2018 the Company had $273 of outstanding commitments related to various funding obligations associated with investments in commercial and residential mortgage loans.

D. Guarantees
--------------------------------------------------------------------------------
The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that a guaranteed entity failed to make payments due under policies of insurance issued during the period of the guarantee. The Company has not been required to perform under any of the guarantees. The Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entity during the period in which the guarantee was in force.

Each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Additionally, the Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with hold harmless agreements relative to the guarantee of the divested affiliate. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

The following schedule sets forth the effective and termination dates (agreements with guarantees in run off), of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets and policyholder surplus for each guaranteed entity as of December 31, 2018:

-------------------------------------------------------------------------------
53 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                        Policyholder    Invested   Estimated  Policyholders'
                                                                Date    Obligations @   Assets @     Loss @      Surplus
Guaranteed Company                               Date Issued Terminated  12/31/2018    12/31/2018  12/31/2018   12/31/2018
------------------                               ----------- ---------- ------------- ------------ ---------- --------------
21st Century Advantage Insurance Company (f/
  k/a AIG Advantage Insurance Company )          12/15/1997   8/31/2009  $        61  $     28,171    $--      $    29,997
21st Century North America Insurance Company
  (f/k/a American International Insurance
  Company )                                       11/5/1997   8/31/2009       14,310       579,237     --          582,160
21st Century Pinnacle Insurance Company (f/k/a
  American International Insurance Company of
  New Jersey)                                    12/15/1997   8/31/2009        1,863        42,599     --           43,351
21st Century Superior Insurance Company (f/k/a
  American International Insurance Company of
  California, Inc.)                              12/15/1997   8/31/2009           --        29,756     --           31,378
AIG Edison Life Insurance Company (f/k/a GE
  Edison Life Insurance Company)                  8/29/2003   3/31/2011    6,171,405    90,562,013     --        2,096,371
American General Life and Accident Insurance
  Company *                                        3/3/2003   9/30/2010    1,455,005   171,697,141     --        6,350,255
American General Life Insurance Company *          3/3/2003  12/29/2006    7,848,780   171,697,141     --        6,350,255
American International Assurance Company
  (Australia) Limited **                          11/1/2002  10/31/2010      443,000     1,799,000     --          574,000
Chartis Europe, S.A. (f/k/a AIG Europe, S.A.) *   9/15/1998  12/31/2012    4,874,370    12,971,749     --        4,024,837
AIG Seguros Mexico, S.A. de C.V. (f/k/a AIG
  Mexico Seguros Interamericana, S.A. de
  C.V.) *                                        12/15/1997   3/31/2015      113,503       148,770     --          132,764
Chartis UK (f/k/a Landmark Insurance
  Company, Limited (UK)) *                         3/2/1998  11/30/2007      227,494    12,971,749     --        4,024,837
Farmers Insurance Hawaii (f/k/a AIG Hawaii
  Insurance Company, Inc.)                        11/5/1997   8/31/2009          587        98,707     --           96,108
Lloyd's Syndicate (1414) Ascot (Ascot
  Underwriting Holdings Ltd.)                     1/20/2005  10/31/2007        7,445       687,603     --            3,332
SunAmerica Annuity and Life Assurance
  Company (Anchor National Life Insurance
  Company) *                                       1/4/1999  12/29/2006      767,160   171,697,141     --        6,350,255
SunAmerica Life Insurance Company *                1/4/1999  12/29/2006    2,165,907   171,697,141     --        6,350,255
The United States Life Insurance Company in
  the City of New York                             3/3/2003   4/30/2010    3,481,072    27,590,498     --        1,278,050
The Variable Annuity Life Insurance Company        3/3/2003  12/29/2006    1,750,022    77,115,094     --        2,689,564
                                                 ----------  ----------  -----------  ------------    ---      -----------
Total                                                                    $29,321,984  $911,413,510    $--      $41,007,769
                                                 ==========  ==========  ===========  ============    ===      ===========

*  Current affiliates
** AIA was formerly as subsidiary of AIG, Inc. In previous years AIA provided the direct policyholder obligations as of each year end. However, starting in 2014 AIA declined to provide financial information related to these guarantees. The financial information reflects amounts as of December 31, 2012, at which time the guaranteed entities had invested assets in excess of direct policyholder obligations and were in a positive surplus position. Such amounts continue to remain the Company's best estimate given available financial information. The guaranteed policyholder obligations will decline as the policies expire.

E. Joint and Several Liabilities
--------------------------------------------------------------------------------
AIU and American Home are jointly and severally obligated to policyholders of their Japan branches, in connection with transfers of the business of those Japan branches to Japan-domiciled affiliates in 2013 and 2014, respectively. Under the terms of the transfer agreement, the Japan affiliates have agreed to be responsible for 100% of the obligations associated with such policies, and management expects such companies to satisfy their obligation. The Company carries no reserves with respect to such liabilities. The Japanese affiliates carried $20 and $26 of loss reserves in respect of such policies, as of December 31, 2018 and 2017, respectively. As of December 31, 2018, if the Japan affiliates were to fail to satisfy their obligations, the Company's share of the aggregate exposure under the pooling agreement is $12.

Each Pool member is also jointly and severally obligated to the other Pool members, in proportion to their pool share, in the event any other Pool member fails.

-------------------------------------------------------------------------------
54 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


11.Other Significant Matters
--------------------------------------------------------------------------------

A. Other Assets
--------------------------------------------------------------------------------
As of December 31, 2018 and 2017, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

Other admitted assets                                           2018     2017
---------------------                                         -------  --------
Collateral on derivative liabilities                          $    --  $      9
Deposit accounting assets                                          11        13
Equities in underwriting pools and associations                   (11)        8
Guaranty funds receivable on deposit                                9         9
Loss funds on deposit                                              72        54
Other assets                                                       78       104
                                                              -------  --------
Total other admitted assets                                   $   159  $    197
                                                              =======  ========

B. Other Liabilities
--------------------------------------------------------------------------------
As of December 31, 2018 and 2017, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

Other liabilities                                               2018     2017
-----------------                                             -------  -------
Accrued retrospective premiums                                $    24  $    25
Borrowed money                                                     --       65
Collateral on derivative assets                                     6       --
Deferred commission earnings                                       44       61
Deposit accounting liabilities                                      4       32
Derivative instruments                                             --       14
Paid loss clearing contra liability (loss reserve offset for
  paid claims)                                                    (36)     (77)
Other accrued liabilities                                         306      226
Remittances and items not allocated                                12       10
Retroactive reinsurance reserves - ceded                          (29)     (26)
Servicing carrier liability                                         8        9
Statutory contingency reserve                                     137      105
                                                              -------  -------
Total other liabilities                                       $   476  $   444
                                                              =======  =======

C. Other (Expense) Income
--------------------------------------------------------------------------------
For the years ended December 31, 2018, 2017 and 2016, other (expense) income as reported in the accompanying Statements of Operations and Changes in Capital and Surplus were comprised of the following balances:

Other income (expense)                                 2018     2017     2016
----------------------                               -------  -------  -------
Fee income on deposit programs                       $     1  $     4  $     7
Gain on sale of medical stop-loss business                --       91       --
Interest expense on reinsurance program                 (148)     (54)     (47)
Other (expense) income                                    11       (2)      20
                                                     -------  -------  -------
Total other income (expense)                         $  (136) $    39  $   (20)
                                                     =======  =======  =======

-------------------------------------------------------------------------------
55 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Non- Cash items
--------------------------------------------------------------------------------
For the years ended December 31, 2018, 2017 and 2016, the amounts reported in the Statements of Cash Flow are net of the following non-cash items:

Non-cash transactions                                  2018     2017     2016
---------------------                                -------  -------  -------
Capital contribution from parent:
   Pooling Restructure Transaction                   $    --  $    --  $   700
   Receivable                                            150       --       --
Dividends to parent:                                                        --
   Securities                                             --       --     (600)
Funds Held:                                                                 --
   Premiums collected                                    (62)    (313)    (441)
   Benefit and loss related payments                     (15)     229      244
   Interest                                             (146)     (60)     (46)
   Commissions                                            23      114      129
   Funds Held                                            200       30      114
Securities received/transferred:
   Securities received                                 1,244      972      986
   Securities transferred                             (1,662)  (1,337)    (824)
Miscellaneous expense (income)                            --       --       --
   Intercompany                                           --       --       55
Other:                                                                      --
   Securities*                                            --       --      650

* 2015 Capital Contribution recorded as a receivable was settled in 2016 in the form of cash and securities.

E. Federal Home Loan Bank ("FHLB") Agreements
--------------------------------------------------------------------------------
The Company is a member of the FHLB of New York. Such membership requires ownership of stock in the FHLB. The Company owned an aggregate of $9 and $12 of stock in the FHLB at December 31, 2018 and 2017, respectively.

Through its membership, the Company has conducted business activity (borrowings) with the FHLB. The Company utilizes the FHLB facility to supplement liquidity or for other uses deemed appropriate by management. The outstanding borrowings are being used primarily for interest rate risk management purposes in connection with certain reinsurance arrangements, and the balances are expected to decline as underlying premiums are collected. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. The FHLB applies a haircut to collateral pledged to determine the amount of borrowing capacity it will provide to its member. As of December 31, 2018, the Company had an actual borrowing capacity of $1,107 based on qualified pledged collateral. At December 31, 2018, the Company had borrowings of $0 from the FHLB.

F. Insurance-Linked Securities
--------------------------------------------------------------------------------
As of December 31, 2018, the Company was not a ceding insurer in catastrophe bond reinsurance transactions in force. As of December 31, 2017, the Company was a ceding insurer in three catastrophe bond reinsurance transactions in force covering the Company's direct and assumed property exposures. As of December 31, 2017, the aggregate amount the Company may have received under these arrangements in the event of catastrophic events that exceeded the related attachment points for each applicable bond was $184.

G. Sale of Medical Stop-loss and Organ Transplant Business
--------------------------------------------------------------------------------
On October 15, 2017, the Pool sold its medical stop-loss and organ transplant business and renewal rights to Tokio Marine HCC Life Insurance Company. The sale of the renewal rights resulted in a gain of $91 for the Company. In addition to the sale of the renewal rights, the Pool entered into a 100 percent quota share reinsurance agreement to cede the in-force liabilities of these businesses as of the transaction date, which resulted in a gain of $6.5 for the Company.

-------------------------------------------------------------------------------
56 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


12.Subsequent Events
--------------------------------------------------------------------------------
Subsequent events have been considered through April 22, 2019 for these Financial Statements issued on April 22, 2019.

Type I - Recognized Subsequent Events:

In February 2019, the NY DFS approved the Company's request to record a $150 contribution from AIG PC US, settled in the form of cash, in its 2018 Financial Statement. The contribution was reflected as a receivable as of December 31, 2018 and as gross paid in and contributed surplus pursuant to SSAP No. 9, Subsequent Events, and SSAP No. 72, Surplus and Quasi-Reorganizations.

Type II - Nonrecognized Subsequent Events:

Share Repurchase

On January 23, 2019, the NY DFS approved the Company's plan to distribute an amount of up to approximately $504 to its immediate parent, an increase in the par value of its common stock from $17 per share to $20 per share and a decrease in the minimum number of directors from 13 to 7. The distribution would be accomplished via a share repurchase agreement with the per share repurchase price equal to the Company's statutory book value per share, calculated as of September 30, 2018.

On February 14, 2019, the Company repurchased 139,000 shares of its issued and outstanding common stock, resulting in a distribution to its immediate parent of $502 and a reduction in its common capital stock and gross paid in and contributed surplus of $2 and $500, respectively. On that same date, the Company filed an amendment to its charter with NY DFS to increase the par value of the Company's common stock from $17 to $20 per share. The increase to the par value resulted in an increase of $5 to the Company's common capital stock and a reduction to its gross paid in and contributed surplus of the same amount, post share repurchase.

AIGGRE Restructure

In 2019, the Company and several of its U.S. insurance company affiliates established AIGGRE US Real Estate Fund III LP (US Fund III), a real estate investment fund managed AIGGRE. At the closing of US FUND III, on January 2, 2019, the Company made a capital commitment to the fund of up to $146 (representing an approximately 9.73% equity interest therein). In connection with the closing of US Fund III, the Company contributed cash (approximately $23) to the fund. The Company's unfunded capital commitment to U.S. Fund III, after certain additional capital was called, was approximately $116.

-------------------------------------------------------------------------------
57 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

                           PART C: OTHER INFORMATION

Item 26. Exhibits

(a)  Board of Directors Resolution.
     ------------------------------

     (1) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (20)

     (2) Resolutions of the Board of Directors of American General Life Insurance Company authorizing the consolidation of the Separate Account. (Filed herewith)

(b)  Custodian Agreements.     Inapplicable.
     ---------------------

(c)  Underwriting Contracts.
     -----------------------

     (1) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (6)

     (2) Distribution Agreement between American General Life Insurance Company and AIG Capital Services, Inc., entered into as of December 31, 2018. (21)

     (2)  Form of Selling Group Agreement. (1)

     (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this Registration Statement).

(d)  Contracts.
     ----------

     (1) Specimen form of EquiBuilder Flexible Premium Life Insurance Policy (Policy Form No. T1735). (7)

     (2)  Specimen form of Accidental Death Benefit Rider. (2)

     (3)  Specimen form of Term Insurance Rider. (2)

     (4)  Specimen form of Children's Term Insurance Rider. (2)

     (5)  Specimen form of Disability Rider--Waiver of Monthly
          Deductions. (2)

     (6) Specimen form of Endorsement to EquiBuilder Flexible Premium Life Insurance Policy when issued to a Policy Owner in the State of Texas. (7)

     (7)  Assumption Certificate. (1)

(e)  Applications.
     -------------

     (1)   Specimen form of Application for EquiBuilder Policy. (7)

     (2)   Form of Telephone Authorization Form, Form No. AGLC 100255
           Rev0103. (1)

     (3) Form of Request for Investment Division/Series Transfer Form, Form No. AGLC 100553. (1)

     (4)   Form of Cash Disbursement Request Form, Form No. AGLC 0109
           Rev0103. (1)

     (5)   Form of Assignment Form, Form No. AGLC 0205 Rev0103. (1)

     (6) Form of Electronic Funds Authorization Form, Form No. AGLC 0220 Rev0103. (1)

     (7)   Form of Name and Address Change Form, Form No. AGLC 0222
           Rev0103. (1)

     (8) Form of Request for Change in Allocation of Net Premiums and Monthly Deductions Form, Form No. AGLC 100556. (1)

     (9) Form of Request for Change of Ownership on a Life Insurance Policy Form, Form No. VUL 0013 Rev1202. (1)

     (10) Form of Request for Full Cash Surrender Value Form, Form No. VUL 0015 Rev1202. (1)

     (11)  Form of Change of Beneficiary Form, Form No. VUL 0016
           Rev1202. (1)

(f)  Depositor's Certificate of Incorporation and By-Laws.
     -----------------------------------------------------

     (1) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (3)

     (2) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (4)

     (3) By-laws of American General Life Insurance Company, restated as of June 8, 2005. (16)

(g)  Reinsurance Contracts.   None.
     ----------------------

(h)  Participation Agreements.
     -------------------------

     (1) Form of Participation Agreement Among EQ Advisors Trust, American General Life Insurance Company, The Equitable Life Assurance Society of The United States, Equitable Distributors, Inc. and EQ Financial Consultants, Inc. (7)

     (2)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

     (2)(b) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (1)

     (2)(c) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (14)

     (3)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

     (3)(b) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (1)

     (3)(c) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (14)

     (4)(a) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (11)

     (4)(b) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (10)

     (4)(c) Form of Amendment Two to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (13)

     (4)(d) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (12)

     (5) Form of Participation Agreement by and between AXA Premier VIP Trust, American General Life Insurance Company, AXA
             Distributors, LLC, and AXA Advisors, LLC. (14)

(i)  Administrative Contracts.
     -------------------------

     (1) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (5)

     (2) Form of Service Contract by and between Fidelity Distributors Corporation and American General Equity Services Corporation, effective October 1, 2002. (9)

     (3) Form of Service Agreement by and between Fidelity Investment Institutional Operations Company, Inc. and American General Life Insurance Company. (8)

(j)  Other Material Contracts.
     -------------------------

     (1) General Guarantee Agreement issued by American Home Assurance Company in favor of policy owners of American General Life Insurance Company. (15)

     (2) Notice of Termination of Guarantee as Published in the Wall Street Journal on November 24, 2006. (17)

     (3) Amended and Restated Unconditional Capital Maintenance Agreement between American International Group, Inc. and American General Life Insurance Company. (18)

     (4) Termination Agreement of the Amended and Restated Unconditional Capital Maintenance Agreement between American International Group, Inc. and American General Life Insurance Company. (19)

(k)  Legal Opinions.
     ---------------

     (1) Opinion and Consent of Sullivan & Cromwell LLP, Counsel to American Home Assurance Company. (15)

     (2)     Opinion of Counsel and Consent of Depositor.   (Filed herewith)

(l)  Actuarial Opinions.
     -------------------

     (1) Opinion and Consent of Arthur C. Cragoe, Senior Vice President and Actuary of The American Franklin Life Insurance Company. (7)

     (2) Opinion and Consent of American General Life Insurance Company's actuary. (7)

(m)  Calculation.     None
     ------------

(n)  Other Opinions.
     ---------------

     (1)  Consent. (Filed herewith)

(o)  Omitted Financial Statements.     None
     -----------------------------

(p)  Initial Capital Agreements.     None
     ---------------------------

(q)  Redeemability Exemption.
     ------------------------

     (1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule
          6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940. (7)

     (2)  Notice of Cancellation Right Pursuant to Rule
          6e-3(T)(b)(13)(viii) under the Investment Company Act of 1940.
          (7)

(r)  Powers of Attorney.
     -------------------

     (1) Power of Attorney--American General Life Insurance Company. (Filed herewith)

     (2)  Power of Attorney--American Home Assurance Company. (Filed
          herewith)
--------

(1) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(2) Incorporated by reference to Post-Effective Amendment No. 8 to Form S-6 Registration Statement (File No. 033-77470) of The American Franklin Life Insurance Company Separate Account VUL-2 filed April 30, 1999.

(3) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(4) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(5) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 033-44745) of American General Life Insurance Company Separate Account A filed on April 24, 1998.

(6) Incorporated by reference to Post-Effective Amendment No. 7 Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(7) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102301) of American General Life Insurance Company Separate Account VUL filed on December 31, 2002.

(8) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(9) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2003.

(10)Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(11)Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(12)Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(13)Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(14)Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-102301) of American General Life Insurance Company Separate Account VUL filed on August 15, 2003.

(15)Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6 Registration Statement (File No. 333-102301) of American General Life Insurance Company Separate Account VUL filed on July 28, 2006.

(16)Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(17)Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on December 12, 2006.

(18)Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2014.

(19)Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6 Registration Statement (File No. 333-196172) of American General Life Insurance Company Separate Account VL-R filed on April 29, 2016.

(20)Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(21)Incorporated by reference to Post-Effective Amendment No. 5 to Form N-6 Registration Statement (File No. 333-196172) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2019.

Item 27. Directors and Officers of the Depositor

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES, POSITIONS AND OFFICES HELD WITH DEPOSITOR
------------------------------------------------
Kevin T. Hogan (3)           Director, Chairman of the Board, Chief Executive
                             Officer, and President
Jonathan J. Novak (5)        Director and Chief Executive Officer,
                             Institutional Markets
Todd P. Solash (1)           Director and Chief Executive Officer, Individual
                             Retirement
Adam C. Winslow (3)          Director and Chief Executive Officer, Life
                             Insurance
Katherine A. Anderson        Director, Senior Vice President and Chief Risk
                             Officer
Thomas J. Diemer             Director, Executive Vice President and Chief
                             Financial Officer
Terri N. Fiedler             Director, Senior Vice President and Chief
                             Distribution Officer
Michael P. Harwood           Director, Senior Vice President, Chief Actuary and
                             Corporate Illustration Actuary
Craig A. Sabal (6)           Director, Senior Vice President and Chief
                             Investment Officer
James Bracken (3)            Executive Vice President, Head of Legacy Portfolio
Evelyn Curran                Executive Vice President
Craig A. Anderson            Senior Vice President and Life Controller
Axel P. Andre (5)            Senior Vice President, Market Risk Management
Timothy M. Heslin (2)        Senior Vice President, Chief Life Product and
                             Underwriting Officer
Kyle L. Jennings             Senior Vice President and Chief Compliance Officer
William C. Kolbert (4)       Senior Vice President and Business Information
                             Officer
Gabriel A. Lopez (1)         Senior Vice President, Individual Retirement
                             Operations
Christopher V. Muchmore (1)  Senior Vice President, Market Risk Management
Christine A. Nixon (1)       Senior Vice President
Bryan A. Pinsky (1)          Senior Vice President, Individual Retirement
                             Products
Sai P. Raman (4)             Senior Vice President, Institutional Markets
Sabyasachi Ray (3)           Senior Vice President and Chief Operating Officer
Justin J.W. Caulfield (3)    Vice President and Treasurer
Lisa K. Gerhart              Vice President and Assistant Life Controller
Julie Cotton Hearne          Vice President and Secretary
Mallary L. Reznik (1)        Vice President, General Counsel and Assistant
                             Secretary
Mark A. Peterson (2)         Vice President, Distribution
Michael E. Treske (1)        Vice President, Distribution
Leo W. Grace                 Vice President, Product Filing
Christina M. Haley (1)       Vice President, Product Filing
Tracey E. Harris             Vice President, Product Filing
Mary M. Newitt (1)           Vice President, Product Filing
Daniel R. Cricks             Vice President and Tax Officer
Stephen G. Lunanuova (6)     Vice President and Tax Officer
Barbara J. Moore             Vice President and Tax Officer
T. Clay Spires               Vice President and Tax Officer
Frank Kophamel               Vice President and Appointed Actuary

  Michelle D. Campion (5)  Vice President
  Jeffrey S. Flinn         Vice President
  Manda Ghaferi (1)        Vice President
  William L. Mask          Vice President
  Jennifer N. Miller (5)   Vice President
  Thomas A. Musante (5)    Vice President
  Stewart R. Polakov (1)   Vice President
  Jennifer A. Roth (1)     Vice President, 38a-1 Compliance Officer
  Edward P. Voit (7)       Vice President
  Amanda K. Ouslander      Anti-Money Laundering and Economic Sanctions
                           Compliance Officer
  Rosemary Foster          Assistant Secretary
  David J. Kumatz (2)      Assistant Secretary
  Virginia N. Puzon (1)    Assistant Secretary
  Grace D. Harvey (2)      Illustration Actuary
  Laszlo Kulin (6)         Investment Tax Officer
  Alireza Vaseghi (3)      Managing Director and Chief Operating Officer,
                           Institutional Markets
  Melissa H. Cozart        Privacy Officer

(1)  21650 Oxnard Street, Woodland Hills, CA 91367
(2)  340 Seven Springs Way, Brentwood, TN 37027
(3)  175 Water Street, New York, NY 10038
(4)  50 Danbury Road, Wilton, CT 06897
(5)  777 S. Figueroa Street, Los Angeles, CA 90017
(6)  80 Pine Street, New York, NY 10005
(7)  301 Grant Street, Pittsburgh, PA 15219

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC file Number 001-08787, accession number 0000005272-19-000023, filed
February 15, 2019. Exhibit 21 is incorporated herein by reference.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

Item 29. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

AMERICAN GENERAL LIFE INSURANCE COMPANY

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Item 30. Principal Underwriters

(a)  Other Activity. Registrant's principal underwriter, AIG Capital Services,
     ---------------
     Inc., also acts as principal underwriter for the following investment companies:

  American General Life Insurance Company
  Variable Separate Account
  Variable Annuity Account Five
  Variable Annuity Account Seven
  Variable Annuity Account Nine
  Separate Account D
  Separate Account I
  Separate Account VL-R

  The United States Life Insurance Company in the City of New York FS Variable Separate Account
  FS Variable Annuity Account Five
  Separate Account USL VL-R
  Separate Account USL A

  The Variable Annuity Life Insurance Company
  Separate Account A

(b)  Management.
     -----------

The following information is provided for each director and officer of the principal underwriter.

 Name and Principal                     Positions and Offices with Underwriter
 Business Address*                           AIG Capital Services, Inc.
 ------------------                     --------------------------------------
 Terri N. Fiedler (2)                   Director
 James T. Nichols (1)                   Director, President and Chief
                                        Executive Officer
 Michael E. Treske                      Chief Distribution Officer, Mutual
                                        Funds and Variable Annuities
 Michael Fortey (2)                     Chief Compliance Officer
 Frank Curran (1)                       Vice President, Chief Financial
                                        Officer, Chief Operating Officer,
                                        Controller and Treasurer
 John T. Genoy (1)                      Vice President
 Mallary L. Reznik                      Vice President
 Julie Cotton Hearne (2)                Vice President and Secretary
 Daniel R. Cricks (2)                   Vice President, Tax Officer
 T. Clay Spires (2)                     Vice President, Tax Officer
 Virginia Puzon                         Assistant Secretary
 Rosemary Foster (2)                    Assistant Secretary

* Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997.

(1) Principal business address is Harborside 5, 185 Hudson Street, Jersey City, NJ 07311.

(2)  Principal business address is 2919 Allen Parkway, Houston, TX 77019.

(c)  Compensation From the Registrant. AIG Capital Services, Inc. retains no
     ---------------------------------
     compensation or commissions from the Registrant.

Item 31. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at 340 Seven Springs Way, MC430, Brentwood, Tennessee 37027-5098.

Item 32. Management Services        Not applicable.

Item 33. Fee Representation

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

Undertakings of the Depositor

During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period"), filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.

These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").

Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of American Home regarding such financial statements.

During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectuses to policy owners, an offer to supply the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.

As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the American Home Guarantee was terminated for prospectively issued Policies. The American Home Guarantee will not cover any Policies with a date of issue later than the Point of Termination. The American Home Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination until all insurance obligations under such Policies are satisfied in full.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VL-R has duly caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of Houston, and State of Texas on this 29th day of November, 2019.


                                 AMERICAN GENERAL LIFE INSURANCE COMPANY
                                 SEPARATE ACCOUNT VL-R (REGISTRANT)

                                 BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
                                      (On behalf of the Registrant and itself)

                                 BY:  /s/ CRAIG A. ANDERSON
                                      ------------------------------------------
                                      CRAIG A. ANDERSON
                                      SENIOR VICE PRESIDENT AND LIFE CONTROLLER

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor and on the dates indicated.


Signature                               Title                       Date
---------                               -----                       ----

*KEVIN T. HOGAN           Director, Chairman, Chief           November 29, 2019
------------------------  Executive Officer, and President
KEVIN T. HOGAN

*KATHERINE A. ANDERSON    Director, Senior Vice President     November 29, 2019
------------------------  and Chief Risk Officer
KATHERINE A. ANDERSON

*THOMAS J. DIEMER         Director, Executive Vice President  November 29, 2019
------------------------  and Chief Financial Officer
THOMAS J. DIEMER

*TERRI N. FIEDLER         Director, Senior Vice President     November 29, 2019
------------------------  and Chief Distribution Officer
TERRI N. FIEDLER

*MICHAEL P. HARWOOD       Director, Senior Vice President,    November 29, 2019
------------------------  Chief Actuary and Corporate
MICHAEL P. HARWOOD        Illustration Actuary

*JONATHAN J. NOVAK        Director, Chief Executive Officer,  November 29, 2019
------------------------  Institutional Markets
JONATHAN J. NOVAK

*CRAIG A. SABAL           Director, Senior Vice President     November 29, 2019
------------------------  and Chief Investment Officer
CRAIG A. SABAL

*TODD P. SOLASH           Director, Chief Executive Officer,  November 29, 2019
------------------------  Individual Retirement
TODD P. SOLASH

*ADAM C. WINSLOW          Director, Chief Executive Officer,  November 29, 2019
------------------------  Life Insurance
ADAM C. WINSLOW

/s/ CRAIG A. ANDERSON     Senior Vice President and Life      November 29, 2019
------------------------  Controller
CRAIG A. ANDERSON

/s/ MANDA GHAFERI         Attorney-in-Fact                    November 29, 2019
------------------------
*MANDA GHAFERI

                                  SIGNATURES


American Home Assurance Company has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 29th day of November, 2019.


                                 AMERICAN HOME ASSURANCE COMPANY

                                 BY:  /s/ BRIAN GREENSPAN
                                      ------------------------------------------
                                      BRIAN GREENSPAN
                                      STATUTORY CONTROLLER AND SENIOR VICE
                                      PRESIDENT

This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                               Title                      Date
---------                               -----                      ----

/s/ DAVID H. McELROY      Director, President, CEO and       November 29, 2019
------------------------  Chairman of the Board of Directors
DAVID H. McELROY

/s/ ALEXANDER R. BAUGH    Director                           November 29, 2019
------------------------
ALEXANDER R. BAUGH

/s/ THOMAS A. BOLT        Director                           November 29, 2019
------------------------
THOMAS A. BOLT

/s/ ELIAS F. HABAYEB      Director and Chief Financial       November 29, 2019
------------------------  Officer
ELIAS F. HABAYEB

/s/ BARBARA J. LUCK       Director                           November 29, 2019
------------------------
BARBARA J. LUCK

/s/ KENNETH RIEGLER       Director                           November 29, 2019
------------------------
KENNETH RIEGLER

/s/ ANTHONY VIDOVICH      Director                           November 29, 2019
------------------------
ANTHONY VIDOVICH



*BY:  /s/ BRIAN GREENSPAN
      --------------------------
      BRIAN GREENSPAN
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

Item 26. Exhibits


(a)(2) Resolutions of the Board of Directors of American General Life Insurance Company authorizing the consolidation of the
       Separate Account.

(k)(2) Opinion of Counsel and Consent of Depositor.

(n)(1) Consent.

(r)(1) Power of Attorney - American General Life Insurance Company.

(r)(2) Power of Attorney - American Home Assurance Company.